As filed with the Securities and Exchange Commission on March 14, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 14, 2019

Commission file number

Bioceres Crop Solutions Corp.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation)

Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina
(Address of principal executive offices)

Gloria Montaron General Counsel Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina Phone: 54-341-4861122 Email: gloria.montaron@biocerescrops.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Conrado Tenaglia, Esq.

Matthew S. Poulter, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Phone: (212) 903-9000

Fax: (212) 903-9100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes   ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☐ No

i

ii

iii

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated the previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

Prior to the consummation of the business combination on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”).

On February 13, 2019 Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed its crop business net assets to BCS Holding in exchange for 100% equity interest in BCS Holding On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (“Parent”) contributed all of its equity interest in Bioceres Semillas S.A. (“Bioceres Semillas”) (its direct majority owned subsidiary) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the “Beneficiaries”) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock (par value AR$1 each and 5 votes per share, the “Rizobacter Stock”) of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in the form of UAC shares (the “In-Kind Consideration”). As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp.

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” “Bioceres” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

Financial statement information

In December 2016, Bioceres S.A. approved a change in our fiscal year end from December 31 to June 30. Following the six-month period ended June 30, 2017 (the “Transition Period”), our fiscal year end is June 30 of each year. In connection with the business combination, the shareholders of Union passed resolutions to change its fiscal year to June 30, to be effective upon closing of the business combination, during an extraordinary general meeting held on February 27, 2019.

The combined statements of comprehensive income data for Bioceres for the three-month periods ended September 30, 2018 and 2017 and the combined statements of financial position data as of September 30, 2018 are derived from our unaudited interim condensed combined financial statements appearing elsewhere in this report. The combined statements of comprehensive income data for Bioceres for the year ended June 30, 2018, for the Transition Period and for the years ended December 31, 2016 and 2015 and the combined statements of financial position data as of June 30, 2018, 2017 and as of December 31, 2016 are derived from our audited combined financial statements appearing elsewhere in this report.

This report also includes (i) the unaudited pro forma condensed combined statement of income of Bioceres for the year ended June 30, 2018 and for the three months ended September 30, 2019, and (ii) the unaudited pro forma combined statement of financial position as of September 30, 2018, both of which give effect to the business combination, matters related thereto and exercise of the Rizobacter Call Option.

Our presentation currency is U.S. dollars. We account for our 50% equity interests in our joint ventures as equity method investments in our combined financial statements.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2018:

• IFRS 9 — Financial Instruments (version 2014).

• IFRS 15 — Revenue from Contracts with Customers.

• Amendments to IFRS 2 — Classification and measurement of share-based payment transactions.

• IFRIC 22 — Foreign currency transactions and advance consideration.

• Amendments to IAS 40 — Transfers of investment.

The adoption of these amendments did not have a material impact on the amounts recognized in prior periods.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

•                       our ability to develop and commercialize biotechnology products;

•                       our ability to maintain our joint venture agreements with our current partners;

•                       the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval;

•                       our or our collaborators’ ability to develop commercial products that incorporate our seed traits and complete the regulatory approval process for such products;

•                       our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;

•                       our expectations regarding regulatory approval of products developed by us, our joint ventures and third-party collaborators;

•                       our ability to adapt to continuous technological change in our industry;

•                       our expectations that products containing our seed traits will be commercialized and we will earn royalties from the sales of such products;

•                       our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;

•                       our ability to develop and exploit a proprietary channel for the sale of our biotechnology products;

•                       our compliance with laws and regulations that impact our business and changes to such laws and regulations;

•                       our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;

•                       our ability to protect our intellectual property through patents, PVP, trademarks, trade secret laws, confidentiality provisions, and licensing arrangements for the genes that we identify; and

•                       various other factors, including without limitation those described under “Item 3. Key Information—D. Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.                 Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our Board of Directors and executive officers as of the date of this report. The business addresses of the members of our Board of our Directors are as follows:

•                  The business address of Messrs. Trucco and Lopez Lecube is Ocampo 210bis, Predio CCT, Rosario, Province of Santa Fe, Argentina;

•                  The business address of Mr. Camargo de Colón is Alameda Uruguay 60, Helvetia Country, Indaituba, San Pablo, 13337-570, Brazil;

•                  The business address of Mrs. Zang is Paseo de la Castellana 93, PISO 9, 28046, Madrid, Spain;

•                  The business address of Mr. Freisinger is 2001 McAllister St., Apt 104, San Francisco, California 94118, USA; and

•                  The business address of Mr. Bransfield is 444 Madison Avenue, Fl 34, New York, New York 10022.

Name	Position
Federico Trucco, Ph.D.	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	Chief Financial Officer and Executive Director
Ricardo Yapur	Managing Director of Rizobacter Argentina S.A.
Gloria Montaron Estrada	General Counsel and Executive Director
Gerónimo Watson	Chief Technology Officer
Jorge Wagner	Chief Operating Officer
Carlos Camargo de Colón	Non-Executive Director
Natalia Zang	Non-Executive Director
Ari Freisinger	Non-Executive Director
Kyle P. Bransfield	Non-Executive Director

For more information about our Board of Directors and executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

B.                 Advisers

Our external legal advisers are Linklaters LLP and Marval, O’Farrell & Mairal.

Linklaters LLP’s address is 1345 Avenue of the Americas, New York, NY 10105, U.S.A.

Marval, O’Farrell & Mairal’s address is Av. Leandro N. Alem 882, C1001AAQ, Ciudad de Buenos Aires, Argentina.

C.                 Auditors

Our auditors are Price Waterhouse & Co. S.R.L. (“PwC”), with registered office at Bouchard 557 — Floor 8, C1106ABG. PwC is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

Pursuant to the resolutions adopted by our Board of Directors on March 14, 2019 and in connection with the consummation of the business combination, Marcum LLP, Union’s auditors, was dismissed.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

A.                 Offer Statistics

Not applicable.

B.                 Method and Expected Timetable

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                 Selected Financial Data

The following tables present our selected combined financial data for the periods indicated. In December 2016, Bioceres S.A. approved a change in our fiscal year end from December 31 to June 30. Following the six-month period ended June 30, 2017 (the “Transition Period”), our fiscal year end is June 30 of each year. The selected combined statement of comprehensive income data for the year ended June 30, 2018, for the Transition Period and for the years ended December 31, 2016 and 2015 and the selected combined statements of financial position data as of June 30, 2018, June 30, 2017 and December 31, 2016 are derived from the audited combined financial statements of Bioceres appearing elsewhere in this report. The selected combined statement of comprehensive income data for Bioceres for the three-month period ended September 30, 2018 and 2017 and the selected combined statements of financial position data as of September 30, 2018 are derived from the unaudited interim condensed combined financial statements appearing elsewhere in this report, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. We have not included financial information as of and for the years ended December 31, 2014 and 2013, as such information is not available on a basis that is consistent with the combined financial information included in this report without unreasonable effort or expense. Bioceres’ combined financial statements have been prepared in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board.

The information in this section is not intended to replace the audited and unaudited financial statements appearing elsewhere in this report. Bioceres’ historical results are not necessarily indicative of the results that should be expected in the future, and the results for the three months ended September 30, 2018 are not necessarily indicative of the results that should be expected for the full year ending June 30, 2019, or any other interim periods or any future year or period. Actual future results are likely to be different from the amounts presented, and such differences may be significant.

You should read this selected financial data together with “Item 5. Operating and Financial Review and Prospects” and the financial statements and accompanying notes included in this report. The historical results are not necessarily indicative of Bioceres’ future results of operations or financial condition.

Selected Combined Statement of Comprehensive Income of Bioceres

	Three-Month Period Ended September 30,		Year Ended June 30,	Six-Month Transition Period Ended June 30,	Year Ended December 31,
	2018	2017	2018	2017	2016(1)	2015(2)
	(unaudited)
	(US$)
Total revenue	29,612,224	33,874,161	133,542,704	46,885,310	41,169,249	5,206,091
Cost of Sales	(14,499,010)	(20,011,633)	(77,094,551)	(29,613,158)	(30,598,956)	(3,837,242)
Research and development expenses	(1,048,492)	(938,374)	(3,950,100)	(1,990,268)	(853,854)	(302,774)
Selling, general and administrative expenses	(6,080,485)	(8,395,208)	(35,263,688)	(15,689,598)	(8,827,121)	(1,401,037)
Share of profit or loss of joint ventures and associates	80,156	55,117	(2,136,801)	(649,075)	(707,042)	(858,158)
Other income or loss	101,611	(56,878)	613,389	54,252	24,765	12
Operating income/(loss)	8,166,004	4,527,185	15,710,953	(1,002,537)	207,041	(1,193,108)
Finance income	12,464,317	1,326,714	26,982,795	1,762,484	156,468	1,569,592

	Three-Month Period Ended September 30,		Year Ended June 30,	Six-Month Transition Period Ended June 30,	Year Ended December 31,
	2018	2017	2018	2017	2016(1)	2015(2)
	(unaudited)
	(US$)
Finance costs	(26,199,971)	(6,766,835)	(67,933,511)	(11,955,747)	(8,406,045)	(879,769)
Loss before income tax	(5,569,650)	(912,936)	(25,239,763)	(11,195,800)	(8,042,536)	(503,285)
Income tax benefit/(expense)	1,970,393	289,837	10,928,517	2,817,251	1,860,647	(690,726)
Loss for the period/year	(3,599,257)	(623,099)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Other comprehensive loss(3)	(16,395,253)	(4,156,488)	(31,833,554)	(2,714,241)	(4,579,700)	—
Total comprehensive loss	(19,994,510)	(4,779,587)	(46,144,800)	(11,092,790)	(10,761,589)	(1,194,011)
Non-IFRS measures
Adjusted EBITDA (unaudited)(4)	8,991,963	6,868,344	22,370,693	4,133,308	8,775,411	(1,116,215)

Notes:—

(1)              Combined statements of profit or loss and other comprehensive income for the year ended December 31, 2016 include results of operations of Rizobacter from October 19, 2016 to December 31, 2016 (the period beginning on the date whereupon Bioceres acquired control of Rizobacter).

(2)              Combined statements of profit or loss and other comprehensive income for the year ended December 31, 2015 do not include the consolidated statements of profit or loss and other comprehensive income of Rizobacter, control of which Bioceres acquired on October 19, 2016.

(3)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(4)              To provide investors with additional information regarding Bioceres’ financial results, Bioceres monitors and has presented within this report Adjusted EBITDA. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS. Bioceres defines Adjusted EBITDA as profit / (loss) exclusive of financial income / (costs), income tax benefit / (expense), depreciation, amortization, share-based compensation and inventory purchase price allocation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

The table below provides a reconciliation of our loss for the periods to Adjusted EBITDA:

	Three-Month Period Ended September 30,		Year Ended June 30,	Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2018	2017	2018	2017	2016	2015
	(unaudited)
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Loss for the period/year	(3,599,257)	(623,099)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Income tax (benefit)/expense	(1,970,393)	(289,837)	(10,928,517)	(2,817,251)	(1,860,647)	690,726
Finance costs	26,199,971	6,766,835	67,933,511	11,955,747	8,406,045	879,769
Finance income	(12,464,317)	(1,326,714)	(26,982,795)	(1,762,484)	(156,468)	(1,569,592)

	Three-Month Period Ended September 30,		Year Ended June 30,	Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2018	2017	2018	2017	2016	2015
	(unaudited)
	(US$)
Depreciation of property, plant and equipment	404,284	634,431	2,230,881	1,254,657	584,293	71,277
Amortization of intangible assets	417,871	577,033	2,141,476	1,418,529	424,179	2,331
Inventory purchase price allocation charge	—	1,119,155	2,257,378	2,436,949	7,516,071	—
Stock-based compensation charges	3,804	10,540	30,005	25,710	43,827	3,285
Adjusted EBITDA (unaudited)	8,991,963	6,868,344	22,370,693	4,133,308	8,775,411	(1,116,215)

Selected Combined Statement of Financial Position of Bioceres

	Bioceres
	As of September 30, 2018	As of June 30, 2018	As of June 30, 2017	As of December 31, 2016
	(unaudited)
	(US$)
Cash and cash equivalents	3,255,981	2,215,103	1,679,478	982,897
Total assets	206,140,159	196,638,764	239,871,051	250,522,746
Borrowings	92,939,227	91,017,133	74,990,135	64,687,486
Total liabilities	173,553,055	163,505,108	162,631,985	166,852,003
Total equity	32,587,104	33,133,656	77,239,066	83,670,743

The unaudited pro forma combined financial information

On March 14, 2019, UAC consummated the previously announced business combination pursuant to the Exchange Agreement, by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization on February 28, 2019.

The unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to the historical combined financial statements of Bioceres, which have been presented to give effect to the business combination which is accounted for as a reverse recapitalization and the exercise of the Rizobacter Call Option (the “events”). UAC’s financial statements, which have been historically prepared under U.S. GAAP, have been adjusted to be presented under IFRS for the purposes of preparing the unaudited pro forma combined financial information.

Introduction

The unaudited pro forma combined statement of financial position as of September 30, 2018 is based on the historical statement of financial position of Bioceres (presented in accordance with IFRS) and the historical statement of financial position of UAC as of September 30, 2018 (adjusted to be presented in accordance with

IFRS) to reflect the business combination, the accounting effects of the reverse recapitalization and the exercise of the Rizobacter Call Option, as if those events have occurred on September 30, 2018.

The unaudited pro forma condensed combined statement of income combines the historical audited results of operations of Bioceres for the year ended June 30, 2018 (presented in accordance with IFRS), with the historical unaudited results of operations of UAC for the period from November 14, 2017 (inception) to June 30, 2018 (adjusted to be presented in accordance with IFRS and to conform to Bioceres’ historical financial reporting periods) and gives pro forma effect to the events as if those had been consummated on July 1, 2017. The unaudited pro forma condensed combined statement of income for the three months ended September 30, 2018 combines the unaudited historical combined statement of income of Bioceres for the three-month period ended September 30, 2018 (presented in accordance with IFRS) with the unaudited historical condensed combined statement of income of UAC for the three-month period ended September 30, 2018 (adjusted to be presented in accordance with IFRS and to conform to Bioceres’ historical financial reporting periods), giving effect to the events as if those had occurred as of the beginning of the earliest period presented.

The unaudited pro forma adjustments are based on estimates, available information and certain assumptions that UAC and Bioceres believe are reasonable, factually supportable and directly attributable to the events. The unaudited pro forma adjustments and primary assumptions are described in the accompanying notes. The unaudited pro forma combined statement of income is being provided for illustrative purposes only and does not purport to represent what our results of operations or result for the period would have been if the events had occurred on the dates indicated, and are not intended to project our results of operations or results for any future period. Any of the factors underlying these estimates and assumptions may change or prove to be materially different and the estimates and assumptions may not be representative of facts that exist upon the consummation of the business combination.

Description of the business combination

On November 8, 2018, UAC entered into the Exchange Agreement, pursuant to which UAC will, among other things, purchase from Bioceres LLC (the “Seller”) the Bioceres stock and all of the Seller’s majority equity interest in Bioceres Semillas. As consideration for the transfer of all of the issued and outstanding shares of Bioceres stock and 87.2739% of the issued and outstanding equity interest in Bioceres Semillas to UAC, UAC will issue 27,116,174 ordinary shares (the “Exchange Shares”) and 7,500,000 warrants to the Seller.

In addition, on October 22, 2018, the Parent, RASA Holding and the Grantors entered into the Rizobacter Call Option Agreement, pursuant to which the Beneficiaries would have the option to purchase from the Grantors all of their Rizobacter Stock, representing 29.99% of all outstanding common stock of Rizobacter. Concurrently with the closing of business combination, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was US$1,265,000 in cash and US$48,715,000 in UAC shares.

Accounting for the business combination

The business combination will be accounted for as a “reverse recapitalization”. Under this method of accounting, UAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Bioceres’ equity holders expecting to have a majority of the voting rights of the combined company, Bioceres comprising the ongoing operations of the combined company, Bioceres comprising a majority of the governing body of the combined company, and Bioceres’ senior management comprising the majority members of the management of the combined company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of Bioceres issuing stock for the net assets of UAC, accompanied by a recapitalization. The net assets of UAC will be stated at historical cost, with no goodwill or other intangible assets recorded. It will be assumed that operations prior to the business combination will be those of Bioceres.

Pro Forma Presentation

The unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to the historical combined financial statements of Bioceres, which have been presented to give effect to the business combination which is accounted for as a reverse recapitalization and the exercise of the Rizobacter Call Option.

The unaudited pro forma combined statement of financial position as of September 30, 2018 is based on the historical statement of financial position of Bioceres presented in accordance with IFRS and the historical statement of financial position of UAC as of September 30, 2018, adjusted in accordance with IFRS to reflect the business combination, the accounting effects of the reverse recapitalization and the exercise of the Rizobacter Call Option, as if those events have occurred on September 30, 2018.

The unaudited pro forma condensed combined statement of income combines the historical audited results of operations of Bioceres for the year ended June 30, 2018, with the historical unaudited results of operations of UAC for the period from November 14, 2017 (inception) to June 30, 2018 and gives pro forma effect to the events as if those had been consummated on July 1, 2017. The unaudited pro forma condensed combined statement of income for the three months ended September 30, 2018 combines the unaudited historical combined statement of income of Bioceres for the three-month period ended September 30, 2018 with the unaudited historical condensed combined statement of income of UAC for the three-month period ended September 30, 2018, giving effect to the events as if those had occurred at the beginning of the earliest period presented.

You should read the information contained in this section in conjunction with “Item 5. Operating and Financial Review and Prospects,” the historical audited combined financial statements of Bioceres and the accompanying notes included elsewhere in this report. Certain line items of the unaudited pro forma condensed combined financial information of UAC included herein were aligned to Bioceres’ in order to conform to the presentation standards used in Bioceres’ combined financial statements. In addition, UAC’s historical financial reporting periods have been adjusted to conform to Bioceres’ historical financial reporting periods.

Unaudited pro forma combined statement of financial position as of September 30, 2018

	I	II		III Pro forma		IV Rizobacter		V Pro forma
	Bioceres	UAC		adjustments		call option		combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,255,981	633,599		1,253,878	B	—		5,143,458
Other financial assets	4,562,725	117,076,074		(117,076,074)	B C	—		4,562,725
Trade receivables	52,806,907	—		—		—		52,806,907
Other receivables	4,982,346	280,337		—		—		5,262,683
Income and minimum presumed income taxes recoverable	1,476,193	—		—		—		1,476,193
Inventories	25,089,935	—		—		—		25,089,935
Total current assets	92,174,087	117,990,010		(115,822,196)		—		94,341,901
NON-CURRENT ASSETS
Other financial assets	284,683	—		—		—		284,683
Other receivables	4,899,666	—		—		—		4,899,666
Income and minimum presumed income taxes recoverable	521,037	—		—		—		521,037
Deferred tax assets	597,522	—		—		—		597,522
Investments in joint ventures	22,509,645	—		—		—		22,509,645
Property, plant and equipment	37,441,647	—		—		—		37,441,647
Intangible assets	29,873,603	—		—		—		29,873,603
Goodwill	17,838,269	—		—		—		17,838,269
Total non-current assets	113,966,072	—		—		—		113,966,072
Total assets	206,140,159	117,990,010		(115,822,196)		—		208,307,973
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	37,881,886	79,468		—		—		37,961,354
Borrowings	71,235,483	—		—		1,265,000	E	72,500,483
Employee benefits and social security	4,210,621	—		—		—		4,210,621
Deferred revenue and advances from customers	2,831,527	—		—		—		2,831,527
Income and minimum presumed income taxes payable	579	—		—		—		579
Government grants	6,257	—		—		—		6,257
Financed payment - Acquisition of business	20,616,463	—		95,798	D	(14,985,000)	E	5,727,261
Ordinary shares subject to possible redemption	—	112,910,534	A	(112,910,534)	C	—		—
Total current liabilities	136,782,816	112,990,002		(112,814,736)		(13,720,000)		123,238,082
NON-CURRENT LIABILITIES
Borrowings	21,703,744	—		—		—		21,703,744
Government grants	10,871	—		—		—		10,871
Investments in joint ventures	2,086,376	—		—		—		2,086,376
Deferred tax liabilities	9,807,855	—		—		—		9,807,855
Provisions	458,874	—		—		—		458,874
Financed payment - Acquisition of business	2,702,519	—		—		—		2,702,519
Total non-current liabilities	36,770,239	—		—		—		36,770,239
Total liabilities	173,553,055	112,990,002		(112,814,736)		(13,720,000)		160,008,321
EQUITY
Equity attributable to owners of the parent	11,116,962	5,000,008		(3,007,459)	C	24,636,806	F	37,746,317
Non-controlling interests	21,470,142	—		—		(10,916,806)	F	10,553,336
Total equity	32,587,104	5,000,008		(3,007,459)		13,720,000		48,299,653
Total equity and liabilities	206,140,159	117,990,010		(115,822,196)		—		208,307,973

Notes to the pro forma combined statement of financial position as of September 30, 2018

I.                     This column is derived from the unaudited combined statement of financial position of Bioceres as of September 30, 2018.

II.                This column is derived from the unaudited balance sheet of UAC as of September 30, 2018 that has been adjusted to be presented under IFRS.

A.                 This has been classified as current liabilities due to the closing date of the business combination.

III.           This column shows the pro forma adjustments regarding:

B.                 The reclassification between “Other financial assets” and “Cash and cash equivalents” related to the release of funds held in the trust account;

C.               The payment for the redeemed shares and equity adjustments; and

D.                 Financial results accrued on the amount owned for the original Rizobacter purchase option, in light of the exercise of the Rizobacter Call Option.

IV.            This column shows the pro forma adjustments in consideration of the exercise of the Rizobacter Call Option. The consideration for the Rizobacter Call Option was US$1,265,000 in cash and US$48,715,000 in UAC shares. The pro forma adjustments for the Rizobacter Call Option are:

E.                  Cancellation of financed payment — cancellation of the payment made in connection with the original Rizobacter purchase option, in light of the exercise of the Rizobacter Call Option; and

F.                   Equity adjustments for the acquisition of the 29.99% equity interest in Rizobacter in consideration of the Rizobacter Call Option and issuance of UAC shares mentioned above.

V.                 This column represents the unaudited pro forma combined statement of financial position as of September 30, 2018 for the business combination under IFRS and reflects all adjustments in columns I to IV above.

Unaudited pro forma combined statement of income for the three-month period ended September 30, 2018:

	I	II	III		IV
	Historical Bioceres	Historical UAC	Pro forma adjustments		Pro forma combined
Revenue	29,605,745	—	—		29,605,745
Government grants	6,479	—	—		6,479
Total revenue	29,612,224	—	—		29,612,224
Cost of sales	(14,499,010)	—	—		(14,499,010)
Research and development expenses	(1,048,492)	—	—		(1,048,492)
Selling, general and administrative expenses	(6,080,485)	(159,688)	—		(6,240,173)
Share of loss of joint ventures	80,156	—	—		80,156
Other income or expenses, net	101,611	—	—		101,611
Operating profit or loss	8,166,004	(159,688)	—		8,006,316
Finance income	12,464,317	507,664	(507,664)	A	12,464,317
Finance costs	(26,199,971)	—	(95,798)	B	(26,295,769)
Income or loss before income tax	(5,569,650)	347,976	(603,462)		(5,825,136)
Income tax benefit	1,970,393	—	28,739	B	1,999,132
Income or loss for the period	(3,599,257)	347,976	(574,723)		(3,826,004)
Attributable to:
Equity holders of the parent	(2,618,445)	347,976	(1,065,129)	C	(3,335,598)
Non-controlling interest	(980,812)	—	490,406	C	(490,406)
	(3,599,257)	347,976	(574,723)		(3,826,004)

Weighted average shares outstanding, basic and diluted	—	2,875,000	32,848,918	D	36,120,517
Basic and diluted net loss per ordinary share	—	(0.04)	—		(0.09)

Notes to the pro forma combined statement of income for the three-month period ended September 30, 2018

I.                   This column is derived from the historical unaudited interim combined statement of income of Bioceres for three-month period ended September 30, 2018.

II.                This column is derived from the historical interim statement of income of UAC for three-month period ended September 30, 2018 that has been adjusted to be presented under IFRS.

III.           This column shows the pro forma adjustments for:

A.                 Reversing of financial income from the marketable securities held in the trust account.

B.                 Accrued finance costs on the 9.99% call option as if it had been exercised on July 1, 2017, net of income tax at the statutory rate of 30%.

C.                 Reclassification of income or loss attributable to equity holders of the Parent and non-controlling interest in consideration of the full exercise of the Rizobacter Call Option (and the acquisition of 29.99% equity interest in Rizobacter) as if it had been exercised on July 1, 2017.

D.                 This adjustment represents: (i) the capitalization of ordinary shares not redeemed, (ii) rights conversions into ordinary shares, (iii) shares that were registered pursuant to the Form S-4 filed with the SEC on February 11, 2019 constituting consideration in the business combination, (iv) shares issued to the Grantors and (v) shares issued in connection with Bioceres Semillas’ shareholders’ tag-along exercise.

IV.            This column represents the unaudited pro forma combined statement of income for the business combination under IFRS and reflects all adjustments in columns I to III above.

Pro Forma Earnings Per Share (EPS)

The table below reflects the adjustments to basic and diluted net income per share for the effect of the business combination, assuming such transactions occurred on July 1, 2017, for the three-month period ended September 30, 2018.

EPS of Pro Forma Combined
Numerator:
Net Income (Loss) attributable to equity holders of the parent	(3,335,598)

Denominator:
UAC weighted average shares outstanding, basic and diluted	2,875,000
Capitalization of ordinary shares not redeemed	123,164
Rights conversion into ordinary shares	1,150,000
Registered shares constituting consideration in the business combination	27,116,174
Shares issued to the Grantors	4,736,736
Bioceres Semillas’ shareholders’ tag-along exercise	119,443
Basic and diluted weighted average shares outstanding	36,120,517

Basic and diluted net loss per ordinary share	(0.09)

Unaudited pro forma combined statement of income for the year ended June 30, 2018:

	I	II	III		IV
	Historical Bioceres	Historical UAC	Pro forma adjustments		Pro forma combined
Revenue	133,491,118	—	—		133,491,118
Government grants	51,586	—	—		51,586
Total revenue	133,542,704	—	—		133,542,704
Cost of sales	(77,094,551)	—	—		(77,094,551)
Research and development expenses	(3,950,100)	—	—		(3,950,100)
Selling, general and administrative expenses	(35,263,688)	(355,847)	—		(35,619,535)
Share of loss of joint ventures	(2,136,801)	—	—		(2,136,801)
Other income or expenses, net	613,389	—	—		613,389
Operating profit or loss	15,710,953	(355,847)	—		15,355,106
Finance income	26,982,795	418,410	(418,410)	A	26,982,795
Finance costs	(67,933,511)	—	(379,531)	B	(68,313,042)
Income or loss before income tax	(25,239,763)	62,563	(797,941)		(25,975,141)
Income tax benefit	10,928,517	—	113,859	B	11,042,376
Income or loss for the period	(14,311,246)	62,563	(684,082)		(14,932,765)
Attributable to:
Equity holders of the parent	(11,039,533)	62,563	(2,319,939)	C	(13,296,909)
Non-controlling interest	(3,271,713)	—	1,635,857	C	(1,635,856)
	(14,311,246)	62,563	(684,082)		(14,932,765)
Weighted average shares outstanding, basic and diluted	—	2,893,654	33,049,231	D	35,942,885
Basic and diluted net loss per ordinary share	—	(0.12)	—		(0.37)

Notes to the pro forma combined statement of income for the year ended June 30, 2018

I.                     This column is derived from the historical combined statement of income of Bioceres for the year ended June 30, 2018.

II.                This column is derived from the historical statement of income of UAC for period from November 14, 2017 (inception) through June 30, 2018.

III.           This column shows the pro forma adjustments for:

A.                 Reversing of financial income from the marketable securities held in the trust account.

B.                 Accrued finance costs on the 9.99% call option as if it had been exercised on July 1, 2017, net of income tax.

C.                 Reclassification of income or loss attributable to equity holders of the Parent and non-controlling interest in consideration of the full exercise of the Rizobacter Call Option (and the acquisition of 29.99% equity interest in Rizobacter) as if it had been exercised on July 1, 2017.

D.                 This adjustment represents: (i) the capitalization of ordinary shares not redeemed, (ii) rights conversions into ordinary shares, (iii) shares that were registered  pursuant to the Form S-4 filed with the SEC on February 11, 2019 constituting consideration in the business combination, (iv) shares issued to the Grantors and (v) shares issued in connection with Bioceres Semillas’ shareholders’ tag-along exercise.

IV.                              This column represents the unaudited pro forma combined statement of income for the business combination under IFRS and reflects all adjustments in columns I to III above.

Pro Forma Earnings Per Share (EPS)

EPS of Pro Forma Combined
Numerator:
Net Income (Loss) attributable to equity holders of the parent	(13,296,909)

Denominator:
UAC weighted average shares outstanding, basic and diluted	2,697,368
Capitalization of ordinary shares not redeemed	123,164
Rights conversion into ordinary shares	1,150,000
Registered shares constituting consideration in the business combination	27,116,174
Shares issued to the Grantors	4,736,736
Bioceres Semillas’ shareholders’ tag-along exercise	119,443
Basic and diluted weighted average shares outstanding	35,942,885

Basic and diluted net loss per ordinary share	(0.37)

B.                 Capitalization and Indebtedness

The following table sets forth our total capitalization as of September 30, 2018:

•                  on an actual basis;

•                  on a pro forma basis to reflect (i) the capitalization of ordinary shares not redeemed for an amount of $2.0 million, and (ii) payment and shares issued to the Grantors for an amount of $13.7 million.

	As of September 30, 2018	Pro forma as of September 30, 2018
Short-term debt	91,851,946	78,227,744
Long-term debt (excluding current portions)	24,406,263	24,406,263
Total debt	116,258,209	102,634,007
Parent investment	60,113,094	60,113,094
Reverse recapitalization and exercise of Rizobacter call option	—	26,629,355
Accumulated deficit and other reserves	(48,996,132)	(48,996,132)
Equity attributable to equity holders of the parent	11,116,962	37,746,317
Equity attributable to non-controlling interests	21,470,142	10,553,336
Total capitalization	148,845,313	150,933,659

C.                 Reasons for the Offer and Use of Proceeds

Not applicable.

D.                 Risk Factors

The following risk factors apply to the business and operations of Bioceres Crop Solutions following the completion of the business combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of Bioceres Crop Solutions. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Our Business

We may not be successful in developing marketable or commercial technologies.

Our success depends in part on our ability to identify and develop high-value crop productivity technologies for use in commercial products. Through our technology sourcing and product development collaborations we commit substantial efforts and other resources to accomplish this. It may take several years, if at all, before many of our products complete the development process and become available for production and commercialization.

As of the date of this report, many of our products have been commercialized by Rizobacter, including Rizoderma, crop protection products in the Maxim line and a variety of adjuvants and packs. There can be no assurance that our future crop productivity technologies will be viable for commercial use, or that we will be able to generate revenues from those technologies, in a significant manner or at all. If seeds or other products that contain our seed traits or technology are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers or royalty payments from the commercialization of the seed traits and technologies we develop, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Seeds containing the seed traits or biological treatments that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

•                       our seed traits or biological treatments may not be successfully validated in the target crops;

•                       our seed traits or biological treatments may not have the desired effect on the relevant crop sought by our end-market;

•                       we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our seed traits or for our biological treatments;

•                       our competitors may launch competing or more effective seed traits, biological treatments or germplasms;

•                       a market may not exist for seeds containing our seed traits or biological treatments or such products may not be commercially successful;

•                       we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our traits and technologies in the necessary jurisdictions;

•                       even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our seed traits, such rights may be later challenged by competitors or other parties; and

•                       even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our seed traits, competitors may design competing products that do not infringe these intellectual property rights.

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our seed traits and other technologies in the various relevant markets. As an operational matter, we generally lead these processes in Argentina through our affiliate, Instituto de Agrobiotecnologia Rosario S.A. (“INDEAR”), and our international subsidiaries or our collaborators lead these efforts in the United States, China, Brazil, Paraguay, Uruguay and other international markets. In the future, we expect to seek regulatory approvals in other markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercializing and planting of seeds containing our biotechnology seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

In most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of transgenic products. Regulatory regimes in some of our key target markets may be more onerous. For example, in Argentina, the federal government’s regulation of agricultural biotechnology is handled primarily by two agencies, the Argentine National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria) (“CONABIA”), which regulates activity related to biosafety, and the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria), or SENASA, which regulates activity related to food and feed safety. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must conduct an economic evaluation. When products containing our seed traits or other technology reach large-scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception, heightened regulatory standards or unfamiliarity with the applicable regulatory regime, such products will not be commercialized, which would negatively impact our business and results of operations.

Our EcoSeed business is dependent in large part on the success of a technology that we license and that remains subject to receipt of regulatory approval.

The majority of our biotechnology seed products currently under development incorporates HB4 technology (a yield improvement technology). We expect that the sale of biotech seeds that contain HB4 technology, our EcoSeed business, will comprise an increasingly significant portion of our future revenues. As a result, our future growth and financial performance will largely depend on our ability to receive regulatory approval for and to commercialize our HB4 technology, and if this effort is unsuccessful we may not have the resources to pursue development of our other products and our business could be materially and adversely affected. We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas) (“CONICET”) and the National University of the Litoral. The Parent holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2033, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in a costly or time-consuming legal dispute.

The Parent is party to funding agreements pursuant to which certain investors have a right to the majority of the payments we may receive in connection with the commercialization of our technologies in certain crops.

Between 2005 and 2007, the Parent entered into agreements with various investors to obtain funding in the aggregate amount of US$1.0 million for research and early stage development of technology relating to a specific sunflower gene, Hahb 4, that is intended to promote drought tolerance in crops. The funding agreements grant the investors, in the aggregate, the right to receive 52.8% of the rights and royalties payable to us from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, the promoter element of the technology developed in connection with our research and development of Hahb 4 is being incorporated into a leading soybean product that Verdeca is developing, which also incorporates our HB4 technology. In addition, the licenses of our HB4 technology that we have granted to other developers and our joint ventures with respect to certain crops include the Hahb 4 promoter element. Accordingly, we may have to pay third parties royalties otherwise due to us in the absence of these agreements and we may not receive the full economic benefit of the commercialization of certain of our technologies. In addition, the investors party to these funding arrangements may claim to be entitled to payments in addition to the royalties, which we believe are within the scope of such agreements. The investors may also dispute the allocation of revenue as it relates to the relative importance of our various technologies incorporated into a given product. We cannot be certain how a court would interpret any ambiguities regarding the scope of these funding agreements or other claims that may be raised by one or more investors pursuant to these funding agreements. Any dispute regarding these agreements could be costly and divert management’s attention from our operations, and if the investors are deemed to have rights to payments in excess of those we believe are applicable, our business, results of operations, cash flows and prospects would be materially and adversely affected. See “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and “Item 4. Information on the Company—B. Business Overview—Early Stage Technology Development Agreements.”

There are a limited number of prospective collaborators in the markets in which we operate.

Our Research and Development (“R&D”) and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into joint venture arrangements with global agricultural firms to leverage their resources, know-how and channels of distribution and into collaborations with research institutions and governmental agencies to facilitate our low-cost approach to R&D. The crop productivity market is highly consolidated and dominated by a relatively small number of large companies. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. We may cease to be attractive to prospective collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective joint venture partners, such prospective partners view us as a competitor and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing collaborators, we could lose our opportunity to work with that collaborator and suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses that we grant to certain of the joint ventures in which we participate and to certain third parties are exclusive with respect to certain territories and/or crops, limiting our ability to use the licensed technology and future technologies either independently or with another partner.

The license we have agreed to grant to Verdeca would be exclusive with respect to HB4 soybean technology worldwide and, although we would be permitted to use this technology, we would be prohibited from licensing it to third parties. The license we granted to Trigall Genetics is exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the licenses in each of the above-mentioned joint ventures, we reserve the rights to use such technologies for research and non-commercial purposes. We are prohibited from independently using the technology we licensed to Trigall Genetics and Verdeca with respect to wheat and soybean, respectively, within their exclusive field and territories. As a result, we are, to a certain extent, dependent on the efforts of our joint ventures and licensees that hold or will hold exclusive licenses to commercialize our technologies in those fields and territories. These licenses are valid so long as the respective joint venture operates and can be recuperated by us upon joint venture dissolution. The restrictions imposed by these licenses limit our flexibility to commercialize our technology and expand our business, both of which could adversely affect our business, results of operations and prospects.

Our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

R&D in the crop productivity industry is expensive, complex, prolonged and uncertain. We may spend many years and dedicate significant financial and other resources developing products that may never generate revenues or come to market. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and 13 years to develop a product for our crop productivity products. Some products will never reach the final stages of development.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•                       our products will fail to perform as expected in the field;

•                       our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•                       our products may have adverse effects on consumers;

•                       consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our products no longer desirable;

•                       our competitors develop new products that have other more appealing characteristics than our products;

•                       our products will be viewed as too expensive by food companies or growers as compared to competitive products;

•                       our products will be difficult to produce on a large scale or will not be economical to grow;

•                       intellectual property and other proprietary rights of third parties will prevent us, our R&D partners, or our licensees from marketing and selling our products;

•                       we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;

•                       we or the customers that we sell our products to may be unable to fully develop or commercialize our products in a timely manner or at all; and

•                       third parties may develop superior or equivalent products.

We intend to continue to invest in R&D including additional and expanded field testing to validate potential products in real world conditions. Because of the long product development cycle and the complexities and uncertainties associated with biotech technologies, there can be no assurance that we will ever generate significant revenues from the technologies or products that we are currently developing without significant delay, without the incurrence of unanticipated costs or at all.

We or our collaborators may fail to perform our respective contractual obligations and we may have disputes with our collaborators.

Pursuant to our joint venture agreements, other agreements with our joint venture partners and collaboration arrangements, we are required to provide R&D services over a particular period of time and meet other contractual obligations. If we fail to perform our obligations under these agreements, our collaborators’ obligations to us may be reduced and, in other cases, our collaborators may seek to dissolve the corresponding joint venture or terminate their agreements with us and, as a result, our anticipated revenues may decrease. In addition, the failure of any of our collaborators to perform their contractual obligations, due to financial hardship, disagreement under the relevant agreement or for any other reason, may hinder our research collaboration, development and commercialization activities, increase our costs and materially and adversely affect our results of operations. Because some of our intellectual property has been licensed to various joint ventures for use in several different fields, the interests of each of our partners in these joint ventures may not always be aligned. As a result, it is possible that potential disputes may arise between us and our partners.

Our ability to generate value from our joint ventures and research collaborations will depend on, among other things, our ability to work cooperatively with our collaborators for the discovery, development and commercialization of our technology and products and we may be unable to do so. We cannot be sure that the division of labor will be successful in aiding the commercialization of our products. Furthermore, the agreements governing our partnership and collaborations are complex and cover a range of future activities. The occurrence of any negative event with respect to the above matters or a dispute between us and our partners or collaborators could delay our development and commercialization efforts, and lead to the dissolution of the partnership or collaboration. If disagreements with a collaborator arise, any such dispute could be costly, time-consuming to resolve and distracting to our management. Such a dispute may also negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements. Any of these occurrences could negatively impact our business and results of operations.

Our joint venture agreements or any partnerships that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek partnerships or joint venture arrangements with third parties for the development or commercialization of our product candidates depending on the merits of retaining commercialization rights for ourselves as compared to entering into partnerships or joint venture arrangements. We will face, to the extent that we decide to enter into partnerships or joint venture agreements, significant competition in seeking appropriate partners. Moreover, partnerships or joint venture arrangements are complex and time-consuming to negotiate document implement and maintain. We may not be successful in our efforts to establish and implement partnerships, joint ventures, or other alternative arrangements should we so chose to enter into such arrangements and any future partnerships or joint ventures that we enter into may not be successful. Furthermore, the terms of any partnerships, joint ventures, or other arrangements that we may establish may not be favorable to us.

The success of our R&D partnerships or joint venture arrangements will depend heavily on the efforts and activities of our partners. Our joint venture arrangements may present financial, managerial, and operational challenges, including potential disputes, liabilities, or contingencies and may involve risks not otherwise present when operating independently including:

•                       partners may have business interests, goals or cultures that are or become inconsistent with our business interests, goals or culture;

•                       partners may have significant discretion in determining the efforts and resources that they will apply to partnerships or joint ventures;

•                       partners may not pursue development and commercialization of our potential products or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as business combination that diverts resources or creates competing priorities;

•                       partners may delay trials, provide insufficient funding for a trial program, stop a trial, abandon a product candidate, repeat or conduct new trials or require a new formulation of a product candidate for testing;

•                       partners could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•                       a partner with marketing manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•                       we could grant exclusive rights to our partners that would prevent us from collaborating with others;

•                       partners may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•                       we may incur liabilities or losses as a result of an action taken by the joint venture or our joint venture partners;

•                       disputes may arise between us and a partner that causes the delay or termination of the research development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•                       our joint venture partners may act contrary to our instructions, requests, policies or objectives, which could reduce our return on investment, harm our reputation or restrict our ability to run our business;

•                       partnerships may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•                       partners may own or co-own intellectual property covering our products that results from our partnering with them and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•                       a partner’s sales and marketing activities or other operations may not comply with applicable laws resulting in civil or criminal proceedings.

The risks described above or the failure to continue any joint venture or joint development arrangement or to resolve disagreements with our current or future joint venture partners could materially and adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations.

We may experience difficulties in collecting payments or royalties to which we believe we are entitled.

We sell certain of our products to distributors through Rizobacter and Bioceres Semillas, our proprietary commercial channels for crop productivity technologies. We also often license the use of certain technology to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved seed traits. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, due to failure or refusal of the responsible parties to pay the amounts due. Failure to receive amounts owed to us could have an adverse impact on our business.

In the case of royalty payments from licensees, we rely on the good faith of the licensees to report to us the sales they earn from these products and to accurately calculate the royalties, to which we are entitled, processes that may involve complicated and difficult calculations. Under existing agreements, we have the right to inspect the inventory and accounts of multipliers of our seeds and licensees of our technologies; however, we must also rely on the good faith of end users to accurately report to us the multiplication of our seeds and remit royalty payments due in respect of the same, which may be respected to varying degrees in different jurisdictions given the absence of contractual privity and prevailing market practice.

Additionally, a licensee, collaborator or third party may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover the joint venture’s marketed product.

We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question and/or such provisions may not be effective. If these provisions prove to be ineffective, we may not be able to achieve our objectives of generating significant revenues from crop productivity products sales and royalties from our seed technologies. Furthermore, regardless of any resort to legal action, a dispute with an end-customer, a licensee or collaborator over intellectual property rights may damage our relationship with that licensee or collaborator and may also harm our reputation in the industry.

We depend on our key personnel and research collaborators and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, mathematics programming and other subjects relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our market leadership in agricultural biotech industry in Argentina and Latin America. Maintaining our ability to attract highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

Our success is also dependent to a significant degree upon the technical skills and continued service of certain members of our management team, in particular those of our CEO, Dr. Federico Trucco. Dr. Trucco has occupied several positions at Bioceres since 2005 and has vast experience and knowledge of our business, strategy and technologies. Furthermore, he has developed and maintained strong relationships with our original shareholders. The cessation of Dr. Trucco’s employment for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where the majority of our operations are located, is limited and competition for the services of such persons may be intense. Our inability to secure, retain or find replacements for key management and technical personnel could adversely affect our business and could have a material adverse effect on our business, operating results, financial condition and growth prospects.

We do not enter into non-compete agreements with our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We do not enter into non-compete agreements with our employees, which prevents us from limiting our key employees from joining our competitors or competing directly against us. As a result, we may be unable to prevent our competitors from benefiting from the expertise of such employees. Direct competition by a former employee could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

We may be adversely affected by global economic conditions.

Our ability to continue to develop and grow our business, build proprietary distribution channels and generate revenues from product sales and royalty payments may be adversely affected by global economic conditions in the future, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges that could affect the global economy such as the changing financial regulatory environment. For example, our customers and licensees may experience deterioration of their businesses, cash flow shortages or difficulties obtaining financing, which could adversely affect the demand for our technologies, products and services. In addition, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. Pergamino, Argentina where a large percentage of our operations are based, experienced intense flooding in late 2016. According to the Buenos Aires Grain Exchange, the average national yields of soybean and corn as of April 18, 2018 had registered decreases as a result of the drought. From December 2017 to March 2018, Argentina experienced a significant drought, which impacted crop yields. As we increase our sales in our current markets and expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Disruptions may lead to delays in harvesting or planting by growers which can result in pushing orders to a future quarter, which could negatively affect results for the quarter in question and cause fluctuations in our operating results. Seasonal variations may be especially pronounced because our product lines are mainly sold in the Southern Hemisphere. Our seeds, biologicals and other crop input products sales tend to be comparatively low during the third and fourth quarters of our fiscal year, as soybean related sales peak in the second quarter. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly seed sales.

The overall level of seasonality in our business is difficult to evaluate as a result of our relatively early stage of development, our limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new products. It is possible that our business may be more seasonal or experience seasonality in different periods than anticipated. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our commercial technology or products and the fiscal or quarterly budget cycles of our direct customers, distributors, licensees and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

Our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control.

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have resulted in re-start field trials and delays in achieving expected results.

The crop productivity market is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. The costs to control disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such infestations will continue to be effective. These infestations can also increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

Any development or product failure we may experience or any inability to economically source necessary materials could result in increased cost of development of our crop productivity products, which may negatively impact our business and results of operations.

Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition.

The information regarding market opportunity for EcoSoy and EcoWheat has been prepared by management and our assumptions underlying our statements about these market opportunities are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and other uncertainties that could cause actual results to differ materially from those set forth in the market opportunity. No independent third party has compiled, examined, or performed any procedures with respect to our potential market opportunities related to EcoSoy and/or EcoWheat, nor has any third party expressed any opinion or any other form of assurance on the information or its achievability by us, and no independent third party has assumed responsibility for, or claimed any association with, the information we have included herein regarding such potential market opportunities. The information regarding market opportunities for EcoSoy and EcoWheat is not fact and should not be relied upon as being indicative of future results. For example, we extrapolated from publicly available data for the past ten years to estimate soy and wheat production area in order to in turn estimate the size of EcoSoy and EcoWheat-related market opportunities. Changes in economic, climate, regulatory and other factors could significantly reduce the target area and our market opportunity. We also made assumptions regarding the number of bags of soybeans and wheat seeds needed to plant one hectare as well as other information, which in each case may prove to be materially incorrect. Furthermore, we may not be able to take advantage of these market opportunities even if they are available. Our failure to take advantage of market opportunities or to correctly size our market opportunity could have a material adverse effect on our ability to take advantage of our investments in EcoSoy and EcoWheat, and therefore on our business, operating results and financial condition.

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our seed traits.

We are active in the field of biotech development of seeds, including GM seeds and the successful commercialization of our products depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries due to food safety and environmental concerns. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the development and commercialization of our products.

The commercial success of our products may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas.

The high public profile of biotechnology in food production and food products and public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology plant products could negatively affect our public image and results of operations.

The prohibition of the production of certain GM crops in select countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organisms (“GMO”). Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our GM seeds. In Argentina, a class action suit has been initiated against the national government and certain biotechnology companies, including the Parent, requesting, among other changes, the mandatory labelling of GM foods and environmental protection of land use. As of the date of this report, the plaintiffs’ request for an injunction against GMO approvals was rejected by the Federal Court of Appeals and an extraordinary appeal at the Supreme Court was filed, the practicable chances of success of which are low.

GM crops are grown principally in the United States, Brazil and Argentina, where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown or where we engage in business activities enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our products and may be forced to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations. Public attitudes towards ownership of genetic material and potential changes to laws regulating such ownership could weaken our intellectual property rights with respect to our genetic material and discourage R&D partners from supporting, developing or commercializing our products and technologies. Furthermore, any future labeling requirements could heighten these concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Competition in crop productivity products is intense and requires continuous technological development.

We currently face significant direct and indirect competition in the markets in which we operate. The markets for crop productivity products are intensely competitive and rapidly changing. Many companies engage in the development of crop productivity products, and speed in commercializing a new product can be a significant competitive advantage.

As an example, some of our competitors engage in research associated with discovery and therefore have R&D budgets allocated for crop productivity products that are more significant than our own R&D budget and that cover more activities than those in which we engage. In addition, former collaborators, by virtue of having had access to our proprietary technology, may utilize this insight for their own development efforts.

In most segments of the crop productivity markets, the number of products available to end-customers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our seed traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our seed traits and technology. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

We register and market soybean varieties with glyphosate tolerance technology, meaning those that have been genetically modified to tolerate herbicides based on glyphosate.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

•                       impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

•                       increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

•                       require significant product redesign or redevelopment;

•                       render our seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products;

•                       reduce the amount of revenues generated from government grants, licenses or other royalties; and

•                       discourage us and other collaborators from offering, and end-markets from purchasing, products that incorporate our seed traits and technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. We believe we currently are in compliance with regulations related to growing GM crops in Argentina and other countries; however, if these regulations change, our validation trials and compliance efforts may become costly and burdensome.

Any changes in regulation in countries where GM crops are grown or exported into could result in our collaborators, other third parties or us being unable or unwilling to develop, commercialize or sell products that incorporate our seed traits or technology. In addition, we rely on various forms of intellectual property protection. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, such as the United States, Brazil and Argentina, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2018, our total indebtedness (as defined in the Exchange Agreement) was US$99.4 million. We may incur additional indebtedness in the future. We also have a programme under which we could issue corporate bonds in a principal amount of up to US$40 million. Our high level of indebtedness could have important adverse consequences, including:

•                       limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•                       requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                       increasing our vulnerability to general adverse economic and industry conditions;

•                       limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•                       placing us at a disadvantage compared to other, less leveraged competitors; and

•                       increasing the cost of borrowing.

The occurrence of any of the above may negatively impact our business and results of operations. As of June 30, 2018, due to the macroeconomic conditions in Argentina, Rizobacter failed to comply with certain financial ratio covenants under the Syndicated Loan Facility and obtained a waiver from the majority lenders. If any of our indebtedness gets accelerated as a result of our failure to meet certain covenants, the risks described above could intensify.

Price increases and shortages of raw materials could adversely affect our results of operations.

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed to design our technologies, such as raw glycerin. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on our business, financial condition and results of operations.

The overall agricultural industry is susceptible to commodity price changes and we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

We may be required to pay substantial damages as a result of product liability claims for which we do not have insurance.

Product liability claims are a commercial risk for our business, particularly as we are involved in the sale of commercial technology and the supply of biotechnological products, some of which may be shown in the future to be harmful to humans and the environment. We may be held liable if any product we develop, unsuitable during marketing, sale or consumption. We do not currently have insurance coverage for such claims. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products.

In addition, we may face product liability and similar claims involving cross-pollination of crops, which recently has affected other companies in our industry operating in the United States, and cross-contamination of GMO and non-GMO ingredients. In Argentina, there are no precedents for product liability cases in the agricultural industry related to transgenic or biotechnology products; however, there has been at least one product liability case related to the use of pesticides.

There is a possibility that a products liability case could be filed against us in Argentina, in which case damages may be substantial albeit potentially smaller than those typically awarded in the United States. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our seed traits or technology or allegations of product liability relating to seeds or other products containing seed traits or technology developed by us could damage our reputation, harm our relationships with our collaborators and other business counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

Our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

We are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. As part of our technology sourcing and product development activities, we develop GMOs by inserting new genes into the genomes of certain plants and bacteria. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the organism. In some cases, the genes may render the organism poisonous or toxic, or they may cause the organism to develop other dangerous characteristics that could harm the organism’s surrounding environment. Furthermore, there is a risk that, when testing GMOs, the seeds or strains of these organisms may escape the laboratory, greenhouse, industrial facility or field in which they are being tested and contaminate nearby areas. Poisonous or toxic organisms may therefore be inadvertently introduced into the environment or possibly enter the food production system, harming the people and animals who come in contact with them. Our crop protection products, which include Rizoderma, adjutants, therapies, herbicides, fungicides and insecticides, among others, bear similar risks in the development stage.

We cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. If these risks were to materialize, we could be subject to fines, liability, reputational harm or otherwise adverse effects on our business. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remedy the contamination, and our liability may exceed any insurance coverage and our total assets. Furthermore, compliance with environmental, health and safety laws and regulations may be expensive and may impair our R&D efforts. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Upon consummation of the business combination, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We expect to implement additional procedures and processes for the purpose of addressing the applicable standards and requirements for public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. These exemptions will cease to apply by no later than the last day of our fiscal year following the fifth anniversary of the completion of UAC’s initial public offering (the “IPO”)  (or under certain other circumstances) and we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the additional reporting requirements that will apply when we cease to be an “emerging growth company.” We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or terminate some of our activities.

The process of developing and commercializing products is expensive, lengthy and risky and we expect to continue investing in our R&D services to identify new potential products for development. We may require additional capital to fund our technology sourcing and product development projects and to provide working capital to fund other aspects of our business. Although we currently believe that our cash and cash equivalents and marketable securities will provide adequate resources to fund our operations, including technology sourcing and product development expenses, planned capital expenditures and working capital requirements for the foreseeable future, we may nevertheless need additional financing in the future, due to changes in our business strategy or the occurrence of unanticipated events.

We may seek to issue additional equity securities, which could result in dilution to our existing shareholders, or raise additional debt financing, which could subject us to restrictive covenants that limit our operating flexibility and require us to comply with certain financial ratios. Alternatively, we may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise the funds we require, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. In such an event, we may be forced to delay or terminate our development initiatives or the commercialization of our technology and products, curtail operations or grant licenses to our technology on terms that are not favorable to us. If adequate funds are not available, we may not be able to successfully execute our business strategy or continue our business.

Development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then such company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to the participating country. Although the United States is not a participating country, most countries where we currently obtain or may obtain genetic resources in the future, including Argentina, have ratified the treaty and are currently participants in the Convention. We may fall under scrutiny of the Convention with respect to the development or commercialization of any of our products derived from genetic resources originating from any of the countries that are participants in the Convention. There can be no assurance that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of our products impracticable.

Our business strategy may change and the successful implementation of our business plan is uncertain.

As an emerging biotechnology company, we continually analyze our business plan and operations in the light of market conditions and developments. We currently generate a significant portion of our revenue from the sale of crop protection products. We anticipate that following the successful regulatory approval and commercialization of our technologies, including HB4, an increasing portion of our revenues will be generated by sales of seed and integrated products through our proprietary commercial channels and third-party licensees, with incremental income projected to be generated by the joint ventures in which we participate. We face numerous challenges to completing the various steps necessary for the commercialization of our products and there can be no guarantee that we will be able to successfully commercialize our technologies. As a result of our continuous analyses of our crop productivity solutions, we may decide to make substantial changes in our business plan and operations. Such modifications may also result from management’s belief that it has identified more economical or efficient means of achieving our objectives. Furthermore, such changes could relate to minor aspects of the business plan, such as the methods in which we sell our crop productivity solutions, or to key aspects of the plan, such as the type of technologies that we seek to commercialize. Changes to our business plan could result in material delays to the commercialization of our products.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds and biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately create write-offs of inventory. The acquisition of Rizobacter has increased the scale of our sales operations and as a result increased the magnitude of these risks, the realization of which could have a material adverse effect on our business, results of operations and financial condition.

Disruption to our IT and operating system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our ability to deliver data related to our projects to our collaborators on schedule and materially and adversely affect our relationships with our collaborators, our business and our results of operations. We expect to continue to develop our computational technologies and may need to update our IT system and storage capabilities. If our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of field trial data from completed or ongoing or planned field trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

Labor unions can request, and have requested, the unionization of some of our employees.

In December 2016 and March 2017, the Argentine Trade Union of Truck Drivers (Sindicato de Choferes de Camiones) (“SCC”) and the Argentine Union of Rural Workers and Stevedores (Unión Argentina de Trabajadores Rurales y Estibadores) (“UATRE”), respectively requested the unionization of some employees of Rizobacter. With respect to the former, the SCC requested to unionize employees involved in logistics and operation of forklifts. UATRE requested to unionize workers engaged in the handling and storage of grain related to our seed treatment process undertaken seasonally. After negotiations, both SCC and UATRE came to an agreement with Rizobacter wherein Rizobacter agreed to hire companies to carry out the operations covered by each union. Each company agreed to indemnify Rizobacter in relation to any subsequent claims by the workers registered with the SCC or the UATRE, as the case may be, without direct cause to Rizobacter.

If new union disputes arise, they may be time consuming and distracting to management. The occurrence of a union dispute could have a material and adverse effect on our costs and business, results of operations and financial condition.

We rely on third parties to grow our seeds. If these parties do not grow our seeds at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our commercialization efforts could be delayed or otherwise negatively impacted.

We rely on affiliated and unaffiliated growers to grow the majority of our proprietary seed and to sell it to us at negotiated prices each year. Our current dependence upon others for the production of our seeds may adversely affect our ability to commercialize any products on a timely and competitive basis. If our growers decline to a significant degree to plant the acreage on which we rely, and if we cannot find other growers to plant the lost acreage, our inventory of seed could be insufficient to satisfy the needs of our customers. Furthermore, growers may refuse to grow our seeds for any reason, including deterioration in our business relationship or the existence of more favorable terms with other companies. For example, if a particular crop is paying a materially higher price than has been paid in the past, growers may decide to not grow our seeds in favor of receiving a higher return from an alternative crop planted on the same acreage. If third-party growers decline to grow our seeds or if they are unable to grow our seeds at acceptable quality levels, our business, results of operations and financial condition could materially decline.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C.§201, the U.S. Travel Act, the USA PATRIOT Act, Argentine Law No. 27,401, as amended, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries, including those that are known to present a high corruption risk such as India, China, and Latin American countries. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

A portion of our revenue is generated from government grants from Argentine government entities and our operations rely on grants to fund our technology sourcing and product development activities. We cannot guarantee that we will continue to obtain government grants in the future, and our failure to do so for any reason could require us to change our operating model.

The receipt of government grants is central to our strategy of minimizing our capital expenditures in connection with technology sourcing and product development and represents an important means of development of early-stage technology. Pursuant to such grants, the government directly pays for, or we are reimbursed for certain expenses incurred in connection with, our technology development activities. Additionally, a portion of our revenue is generated from payments to us or payments made directly to our suppliers in the form of government grants.

Our ability to obtain grants and fund our technology sourcing and product development activities with funds received from government entities in the future depends upon the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. The receipt of grant funds also subjects us to compliance with the specific grant requirements, including rigorous documentation requirements. Failure to comply with these requirements could lead to termination of these grant or difficulties in obtaining new grants, as well as an inability to receive reimbursement for our costs or a requirement to refund costs previously reimbursed.

Additionally, we are subject to audits in connection with our grant funds, which may subject us to penalties if we are not compliant with applicable requirements. An audit could result in a material adjustment to our results of operations and financial condition. In addition, serious reputational harm or significant adverse financial effects could occur if allegations of impropriety are made against us, even if we are ultimately found to have done no wrong.

Finally, there can be no assurance that the Argentine government, or the international bodies such as the Inter-American Development Bank and the World Bank that historically have provided the funding that the Argentine government has used to make research grants, will continue to provide grants or funding at current levels or at all. To the extent that our existing grants are terminated or modified or we are unsuccessful in securing government grants in the future, we may have to modify our business strategy and would lose a potential source of revenue and means of sourcing and developing new technology, which could adversely affect our results of operations and increase our costs.

Risks Related to Our Intellectual Property

Agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business.

We rely on a combination of intellectual property laws and other agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information or direct competition with us by a joint venture partner. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed. Moreover, our collaborators may allege that we have disclosed their trade secrets or confidential information.

We may not be able to adequately protect our intellectual property rights throughout the world.

Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection and/or trade secrets protection for the technologies we develop and use. We are responsible for determining the jurisdictions in which patent protection will be pursued for our intellectual property. Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and other countries in which we file for patent protection, such as Argentina, China, India, Brazil, Mexico and Australia. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong due to the exhaustion of rights. These products may compete with our product candidates and our licensed patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. In addition, competitors could use our licensed patent disclosures and/or reverse engineer our trade-secret-protected products in order to produce competing products. Moreover, growers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect. For example, in Argentina, growers may legally avoid paying royalties to the owners of intellectual property if they keep the seeds from their own harvests and plant them for personal use. Argentine legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use and/or sell GM seeds into the market without paying royalties owed to us.

The legal systems of certain countries, including China, where we have licensed patent applications, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our licensed patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our licensed patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our licensed patents at risk of being invalidated or interpreted narrowly and our licensed patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

Changes in Argentine and U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotech companies, our success is heavily dependent on intellectual property, including patents. Obtaining and enforcing biotech patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. In this regard, the Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) issued Regulation 283/15 with new guidelines for examining biotech inventions. These guidelines seriously restrict the patentability of several categories of inventions in the agricultural field. This restriction is already being followed in the practice of the Argentine Patent Office.

In September 2016, the Argentine Patent Office issued Argentine Regulation 56/16, under which the Argentine Patent Office will deem that any patent application whose examination had not begun by October 15, 2016 satisfies the substantive requirements of patentability (novelty, non-obviousness and industrial application); provided that a patent has been granted abroad for the same invention by a foreign patent office carrying out substantive examination in a country whose patent law has the same substantive requirements as Argentine law. This can result in prosecution times that are substantially shorter, and similar to those of the fastest jurisdictions. In particular, the patent office has applied this regulation to biotech cases as long as they are directed to matter that is not affected by the guidelines.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. In a recent ruling (in re “Monsanto Technology LLC c/ Instituto Nacional de la Propiedad Industrial s/ Denegatoria de Patente”, case number CCF 8044/2007), Tribunal III of the Civil and Commercial Federal Court of Appeals of the City of Buenos Aires confirmed, by revoking a decision of a lower court, the rejection of a biotechnological patent application by the Argentine Patent Office, with the understanding that the invention should be protected as a plant variety protection (“PVP”) and not under a patent (the patent application was for a recombinant DNA molecule and a cell transformed by such molecule). Lack of inventive activity and non-patentable matters are also mentioned as grounds in this precedent. Although the Court of Appeals’ decision is now being reviewed by

Argentine Supreme Court of Justice, this precedent may adversely affect patentability of the technologies we develop. Depending on decisions by the Argentine and U.S. Congresses, the federal courts in each country, the U.S. Patent and Trademark Office and the Argentine Patent Office, as well as the relevant authorities in other countries in which we hold patents, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing licensed patents and patents we might obtain in the future. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine PVP Law is amended.

If we or one of our collaborators or licensees are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators or licensees from developing or commercializing products that incorporate our technology.

Our ability to generate significant revenues from our products depends on our and our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property and other rights of any third parties.

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made about the intellectual property we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Our intellectual property rights are important to the operation of our business and the commercialization of our crop productivity products. We rely on a combination of patents, PVP, trademarks, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the crop productivity industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

•                       our issued licensed patents, PVP certificates and trademark registrations may be successfully challenged by our competitors;

•                       we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;

•                       new technology that is independently developed by others may supersede our technology and make our products less desirable or costlier in the marketplace;

•                       competitors may design around our licensed patent and/or PVP protections; and

•                       competitors may reverse engineer our trade secret technologies.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to it, exclusive licenses have been granted to it and the employees have waived their rights to royalties or other additional compensation.

Under Argentine Patent and Utility Models Law No. 24,481 and Argentine Labor Law No. 20,744, which provide the legal framework related to ownership of inventions developed during an employer-employee relationship, the employer is awarded ownership of inventions when the employee was hired for the purpose of engaging in inventive discovery or when such invention otherwise derives from the knowledge acquired by virtue of the employee’s working for the employer. Depending on the nature and the scope of an employee’s contribution to an invention and the nature of his or her hiring, he or she may be entitled to additional compensation by the employer; however, the employer will still retain ownership rights on the conditions mentioned above. If an employee was hired for a purpose other than to engage in inventive discovery and he or she creates an invention that is not related to the employer’s processes, methods or business, the employee shall be the owner of the invention.

A significant portion of our employees are dedicated to activities that may be considered inventive. As a result, a significant portion of our employees execute confidentiality and ownership rights agreements upon commencement of employment whereby they agree to classify all work undertaken by them as engagement in inventive discovery, which grants us all ownership rights in inventions created while such employees are employed by us. If these assignments or exclusive licenses were deemed invalid or unenforceable, we could be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations. In addition, if these assignments or exclusive licenses were deemed invalid or unenforceable, it is possible that our employees could assign or license to third parties their rights in any inventions created while employed by us. This could have a material adverse effect on our results of operations.

Risks Related to Bioceres’ Acquisitions

Certain of the Rizobacter shares are subject to a judicial injunction.

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 665,078 of the UAC shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Supreme Court of Argentina ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the precautionary measure and non-innovative (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure (medida de no innovar) was overturned by an Argentine court of appeals on April 17, 2018.

We purchased our controlling stake in Rizobacter subject to the precautionary measure and associated ongoing litigation. Should such contingencies be lifted, the Parent may be obligated to pay a contingent purchase price of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity participation in Rizobacter, and the Parent would not be obligated to pay the abovementioned contingent purchase price. Given the Supreme Court of Argentina’s finding that the 1995 share transfer was valid, it is not likely or probable that our equity participation in Rizobacter will be affected and that the Parent may be obligated to pay the contingent purchase price of US$17.3 million. The same Rizobacter shareholders who challenged the 1995 transfer requested an additional precautionary measure against the sellers and Rizobacter relating to the same disputed share transfer, in response to which Rizobacter filed a motion for reversal with an appeal, which was granted by an Argentine court of appeals on April 17, 2018, overturning the non-innovative measure.

We may not be able to manage our growth successfully.

We expect that the acquisition of Rizobacter will expand our operations and that such expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to integrate, monitor and manage expanded operations could have a material adverse effect on our business, results of operations and financial condition.

Integration of Rizobacter involves certain risks that may have a material adverse effect on us.

We have engaged in acquisitions in the past, including the acquisition of Rizobacter in October 2016, and may complete further mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness.

Like any acquisition of companies and assets and the integration of such companies and assets, the acquisition of Rizobacter involves certain risks, including the risk that:

•                       integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

•                       we may incur unexpected liabilities or contingencies relating to acquired businesses;

•                       the expected operation and financial synergies and other benefits from such acquisitions may not be fully achieved;

•                       the use of more cash or other financial resources on integration and implementation activities than expected; and

•                       the use of more cash or other financial resources on integration and implementation activities than expected.

If we fail to achieve the business growth opportunities, cost savings and other benefits it anticipates from mergers and acquisition transactions, or incur greater integration costs than it has estimated, our business, results of operations and financial condition may be materially and adversely affected.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We plan to selectively partner, in-license or acquired key enabling technologies and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Risks Related to Operating in Latin America and Argentina

Latin America

Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina, as well as the other Latin American countries in which it currently operates, such as Uruguay, and in which it may seek to expand operations in the future, such as Brazil. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of the ordinary shares and the ADSs and have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised, and continue to exercise, significant influence over the economies of the countries in which we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments, including:

•                       exchange rates and exchange control policies;

•                       tariff and inflation control policies;

•                       price control policies;

•                       liquidity of domestic capital and lending markets;

•                       tax policies, royalty and tax increases and retroactive tax claims; and

•                       other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

In July 2018, Andrés Manuel López Obrador was elected president of Mexico and assumed office on December 1, 2018, and in October 2018, Jair Bolsonaro was elected president of Brazil assumed office on January 1, 2019. We cannot predict the changes these new administrations may bring, the impact of such changes on the Argentine economy or the business and results of the operations of our Argentine subsidiaries.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.

In recent years, and especially during the last months, the Argentine peso has suffered significant devaluations against the U.S. dollar. In 2015, the peso depreciated 51.73% against the U.S. dollar primarily after the lifting of certain foreign exchange restrictions in the month of December, mainly as a consequence of the substantial reduction of the spread between the exchange rate on the Argentine Exchange Currency Market (Mercado Único y Libre de Cambio) (“MULC”) and the unofficial market. Since the devaluation in December 2015, the Central Bank of Argentina (Banco Central de la República Argentina) (“Central Bank”) has allowed the peso to float and significantly limited interventions to those needed to ensure the orderly functioning of the MULC. In 2016, the peso depreciated 22.15% against the U.S. dollar and in 2017, the peso depreciated 18.45% against the U.S. dollar.

Due to several factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the Argentine peso suffered a new sharp depreciation, which as of December 31, 2018 accumulated 103.83%. As a consequence of the recent inflation trends, the peso qualifies as a currency in a hyperinflationary economy as of July 1, 2018.

As part of the plan to control the foreign exchange rate and inflation, on June 7, 2018, the Argentine government and the International Monetary Fund (“IMF”) announced a technical agreement through which the IMF would grant to Argentina a stand-by loan for an amount of up to $50 billion for a term of up to three years to strengthen the federal reserves and Argentina’s financial and fiscal position. On June 21, 2018, the IMF made a first disbursement of $15 billion under the agreement. By the end of September 2018, the amount of the stand-by loan was increased an additional $7.1 billion. By the end of October 2018, the IMF made the second disbursement of $5.7 billion and by the end of December made a third disbursement of $7.6 billion. It is expected that the IMF will make additional disbursements in 2019 for $22.8 billion.

On September 28, 2018, the U.S. dollar exchange rate reached a peak of AR$40.8967 per U.S. dollar. Effective October 1, 2018, the Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at AR$34 per U.S. dollar in the lower bound and AR$44 per U.S. dollar in the upper bound. Such rates are adjusted daily, provided that if the exchange rate is beyond the upper bound, the Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Central Bank may increase the monetary base backed with the increase of the Argentine federal reserves. As of the date of this report, the exchange rate was equal to AR$41.509 per U.S. dollar, while the non-intervention zones were fixed at AR$38.642 per U.S. dollar in the lower bound and AR$50.007 per U.S. dollar in the upper bound. The sharp depreciation of the Argentine peso in 2018 has fostered again inflation and created a strong volatility in the U.S. dollar exchange rate that gave raise to doubts on further depreciations of the Argentine peso and the control of the inflation levels, which could lead to a new financial crisis. We are unable to predict the future value of the peso against the U.S. dollar. If the peso continues to devalue, all or some of the negative effects on the Argentine economy related to such devaluation could reappear.

Our combined financial information included herein is presented in U.S. dollars. Therefore, the resulting exchange differences arising from the translation of balances and transactions in Argentine pesos to U.S. dollars are recognized in the financial gain or expense item. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition. In addition, our results of operations and financial condition are affected by changes in the Argentine peso to U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and, accordingly, a significant portion of our costs are incurred in Argentine pesos, while our revenues are primarily denominated in or influenced by U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the Argentine peso against the U.S. dollar may raise our costs in U.S. dollars, which would increase the prices of our commercial technology, products and services to our customers, which, in turn, could adversely affect our business and results of operations and cause significant variability in our results of operations from period to period. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Macroeconomic conditions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting comparability of prior periods.”

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. We have a significant amount of indebtedness denominated in U.S. dollars. If the Argentine peso is further significantly devalued, the Argentine economy and our business could be adversely affected. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect our business and results of operations.

As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition.

Pursuant to the International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”)) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation. The Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas) (“FACPCE”), after finding the presence of the qualitative requirements of Argentine GAAP for the adjustment, stated that the adjustment should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018; provided that, for all financial statements ending between July 1, 2018 and September 30, 2018, the adjustment is optional.

Adjustments to reflect inflation, such as those required by IAS 29 and TR 17, were prohibited by law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. According to the foregoing, on December 26, 2018, the CNV amended its rules to adopt the adjustments to reflect inflation under IAS 29 for the periods ending on and after December 31, 2018, and on February 4, 2019, extended the term for the filing of the interim unaudited financial statements ended on December 31, 2018 until March 14, 2019. For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the WPI (as defined below) for the CPI, and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the Consumer Price Index (“CPI”) exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29 and TR 17. To the extent that the CPI increased by 47.6% in 2018 (below the statutory threshold for this year), the tax indexation procedure was not triggered for 2018. As a result, beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries will prepare financial statements in compliance with IFRS, adopting IAS 29 and TR 17 for regulatory purposes in Argentina. However, Bioceres’ Argentina subsidiaries’ interim financial statements as of September 30, 2018 were prepared, for regulatory purposes, to comply with IFRS or Argentina GAAP without adopting IAS 29 or TR 17, and will differ from such subsidiaries’ financial statements prepared in connection with international reporting requirements adopting IAS 29 and TR 17.

We cannot predict the full future impact that the application of IAS 29 and TR 17 and the eventual application of the tax indexation procedure and related adjustments will have on Bioceres’ Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition.

Government intervention in the Argentine economy could adversely affect the economy and our financial condition and results of operations.

During recent years, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls.

For example, in 2012, the Kirchner administration removed the directors and senior officers of YPF S.A., Argentina’s largest oil and gas company, which was controlled by the Spanish group Repsol, and the Argentine Congress approved a bill to expropriate the shares held by Repsol representing 51% of the shares of YPF S.A. In February 2014, the Argentine government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares, which totaled US$5.0 billion (Ps.79.3 billion) payable by delivery of Argentine sovereign bonds with various maturities. The agreement settled the claim filed by Repsol with the International Centre for Settlement of Investment Disputes (“ICSID”).

In December 2012 and July 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provided for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. This power was later abrogated by the Law No. 27,440.

In September 2014, the Kirchner administration enacted a law that enables the Argentine government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the relevant enforcing agency to become involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

In May 2016, the Argentine congress barred companies from laying off workers for a 180-day period in a law later vetoed by President Macri.

More recently, and due to the foreign exchange crisis, rapidly increasing inflation and decline in economic activity during the first half of 2018, on November 8, 2018 the Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019. On November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of AR$5,000 to all workers in the private sector, to be paid in two installments in December 2018 and February 2019, and imposing a notice requirement until March 31, 2019, under which all private sector employers must give notice of any proposed layoffs without cause to the Argentine Ministry of Production and Work, at least ten days prior to the proposed layoffs. In addition, effective October 1, 2018, the Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at AR$34 per U.S. dollar in the lower bound and AR$44 per U.S. dollar in the upper bound. Such rates are adjusted daily; provided that beyond the upper bound, the Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Central Bank may increase the monetary base backed with the increase of the federal reserves. As of the date of this report, the non-intervention zones were fixed at AR$38.642 per U.S. dollar in the lower bound and AR$50.007 per U.S. dollar in the upper bound.

Substantially all of our assets are located in Argentina. Therefore, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risk, although the current administration has not taken an interventionist approach. In the future, intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future in response to social unrest, such as nationalizations, intervention by the CNV, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

Political developments in Argentina could adversely affect the Argentine economy.

Presidential and congressional elections in Argentina took place and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including:

•                       Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”) reforms. In January 2016, based on its determination that INDEC had failed to produce reliable statistical information, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency. INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms which enabled a readjustment of Argentine duties towards the IMF. Since June 2015, INDEC began publishing revised data, including foreign trade and balance of payment statistics, the CPI and revised Gross Domestic Product (“GDP”) data for the years 2004 through 2015. In March 2018, the Macri administration announced the preparation of a draft bill to provide INDEC with total autonomy and to transform it into an entity that will guarantee greater statistical independence of the main macroeconomic indicators.

•                       Agreement with holdout creditors. The Macri administration has settled the substantial majority of outstanding claims brought by holdout creditors and has issued sovereign bonds in the international financial markets passed by Congress through Law No. 27,249. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

•                       Foreign exchange reforms. The Macri administration eliminated all foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration. However, due to the foreign exchange crisis, soaring inflation and plummeting economic activity during the first half of 2018, on November 8, 2018 the Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019. In addition, effective October 1, 2018, the Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at AR$34 per U.S. dollar in the lower bound and AR$44 per U.S. dollar in the upper bound.

Such rates are adjusted daily; provided that beyond the upper bound, the Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Central Bank may increase the monetary base backed with the increase of the federal reserves. As of the date of this report, the non-intervention zones were fixed at AR$38.642 per U.S. dollar in the lower bound and AR$50.007 per U.S. dollar in the upper bound.

•                       Foreign trade reforms. The Macri administration has eliminated export duties on wheat, corn, beef and other regional products, and reduced duties on soybeans by 5% from 35% to 30%. With respect to payments for imports of goods and services, the Macri administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018. However, due to the foreign exchange crisis in the second half of 2018, in September general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per U.S. dollar, depending on the kind of the good. Also, in addition to the general additional export duty referred above, exports of soybean and soybean products have been subject to an export duty equal to 18%. And on December 28, 2018, a new export duty has been imposed on exports of services until December 31, 2020, levied on the lower of 12% or AR$4 per U.S. dollar.

•                       Fiscal policy. The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The primary fiscal deficit for 2016 was 4.6% of GDP, 0.2% lower than the Federal government target; for 2017 the primary fiscal deficit was 3.9% of GDP, 0.3% lower than the Federal government target, and for 2018, the primary fiscal deficit is 2.4%, 0.3% lower than the Federal government target. Due to the foreign exchange crisis in the second half of 2018, the Argentine government implemented a series of measures aiming at reducing the fiscal deficit drastically for the incoming years, including the suspension of public infrastructure works, the depreciation of the Argentine peso, the re-imposition of export duties, the request of a stand-by loan agreement with the IMF and the elimination of the Supportive Federal Fund (by which the Federal Government distributed 30% of the proceeds of the export duties on soybean and soybean products to the provinces and municipalities), among other things. For the incoming years, the Argentine government targets a primary fiscal deficit of 0% of the GDP for 2019 and a primary fiscal surplus of 1% of the GDP for 2020.

•                       Correction of monetary imbalances. The Macri administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. The Central Bank announced inflation target ranges for 2017 (12% to 17%); 2018 (8% to 12%); and 2019 (3.5% to 6.5%). However, inflation for 2017 arose to 24.8%, and for 2018, fostered by a depreciation of 103.83% of the Argentine peso to the U.S. dollar, soared to 47.6%. The official estimation of inflation for 2019 is 29%, while private sources predict an inflation of 35% for the same period. Since October 1, 2018, in addition to the creation of the foreign exchange intervention and non-intervention zones, the Central Bank adopted a policy of zero currency issuance. Therefore, the Central Bank re-calculated the inflation target for 2019 and 2020 to 27.8% and 19.6%, respectively. See “—Risks Related to Operating in Latin America and Argentina—Argentina—Political developments in Argentina could adversely affect the Argentine economy—Foreign Exchange Reforms” and “—Risks Related to Operating in Latin America and Argentina—Argentina—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

•                       Tax Amnesty Law. On June 29, 2016, the Argentine Congress passed Law No. 27,260, which became effective on July 22, 2016 and provides for a tax amnesty regime and tax reform. This regime allowed individuals and entities to disclose undeclared assets both abroad and in Argentina, under the conditions set forth in the law and within a period extending from its effectiveness until March 31, 2017, without the need to repatriate such assets to Argentina and without penalty (other than charges described below) or the need to explain the source of the funds, among other benefits. The law also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax was 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window closed.

•                       National Electricity State of Emergency and Reforms. Following years of very limited investment in the domestic energy sector, as well as a continued freeze on electrical power and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy deficit left by the prior government, the Macri administration, upon assuming office, declared a state of emergency with respect to the national electrical power system, which will remain in effect until December 31, 2017. The state of emergency allowed the federal government to take actions designed to ensure the supply of electrical power to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electrical power system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electrical power rates.

•                       Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities when the following crimes are committed, directly or indirectly, with their intervention or on their behalf, interest or benefit: (a) local or international bribery and influence peddling, (b) negotiations that are incompatible with public office, (c) illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency (conclusión), (d) illegal enrichment of public officers and employees, and (e) producing knowingly false balance sheets and reports to cover up local or international bribery or influence peddling. Companies found liable for committing such crimes may be subject to various sanctions, including, among others, fines ranging from two to five times the “undue” benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective on March 1, 2018.

•                       Amendment to Labor Risks Law. On February 15, 2017, the Argentine congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557, or the Labor Risks Law, and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.

•                       Productive Financing Law. On May 9, 2018, the Argentine congress passed Law No. 27,440, which amends and updates the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the law amends certain tax provisions, including certain regulations relating to derivatives and promotes a financial inclusion program.

•                       Social Security Reform Law. On December 28, 2017 Argentine Law No. 27,426 was promulgated. The law provides for modifications to the method of calculation of increases of social security benefits. In most cases, minimum benefits will equal 82% of the minimum wage. The law also grants employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier. Male employees may retire at 65 and female employees may retire at 60.

•                       Labor Reform Draft Bill. The Macri administration announced a draft bill to reform labor and social security which was sent to the Argentine congress for debate on November 21, 2017. On November 29, 2017, the draft bill was passed by the Argentine senate, and sent to the Argentine congress the same day. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.

•                       Tax Rules.

•                       Pursuant to the amendment to the Personal Assets Tax Law approved by Law No. 27,480, enacted on December 5, 2018, for fiscal year 2019 the minimum taxable amount is AR$2 million. For taxpayers domiciled in Argentina, the tax rate would still be 0.25% if the aggregate amount of declared assets is between AR$2 million and AR$5 million, but it would increase to 0.5% on the excess of AR$5 million if the declared assets are of between AR$5 and AR$20 million and to 0.75% on the excess of AR$20 million if the value of informed assets is higher than AR$20 million. For individuals and entities not domiciled in Argentina, the tax rate would be maintained at 0.25%, irrespective of the value of the taxable assets.

•                       Law No. 27,430, enacted on December 27, 2017, which included a series of tax and social security reforms (the “Tax Reform”) did not substantially modify the tax treatment set forth in Law No. 26,893 to gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents. However, the reform shifted the tax liability from nonresident purchasers to nonresident sellers. Beginning January 1, 2018, when a nonresident seller sells shares or quotas in an Argentine company to a nonresident buyer, the seller must pay Argentine Income Tax on the Capital Gains (as defined below) through its legal representative in Argentina. General Resolution No. 4,227 establishes a payment mechanism for the Argentine Income Tax on Capital Gains pertaining to completed transactions.

•                       Limitation of Bureaucracy and Simplification. On January 11, 2018, Decree No. 27/2018, or Decree 27/2018, was published in the Argentine Official Gazette, with the objective to reduce government bureaucracy and approve new practices which reduce costs and boost competitiveness. The Decree 27/2018 modifies and simplifies regulatory frameworks related to Argentina’s National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) (“SENASA”), companies, transportation, trademark and patent procedures, transportation, digital signature, access to credit and work promotion.

•                       Regulation of the Modern Biotechnology Promotion and Development Law. On January 17, 2018, Decree 50/2018 regulating the Modern Biotechnology Promotion and Development Law No. 26,270 was published in the Argentine Official Gazette. With the aim of promoting the development and production of modern biotechnology in Argentina through tax benefits and other incentives, Decree 50/2018 establishes benefits that apply to qualifying beneficiaries.

•                       Negotiation with the IMF. On June 7, 2018, the Argentine government and the IMF announced the arrival of a technical agreement for the granting of a stand-by loan to Argentina for an amount of up to US$50 billion for a term of up to three years for strengthening the federal reserves and the financial and fiscal position of Argentina. The agreement was approved for the board of directors of the IMF on June 20, 2018, together with the fiscal and economic plan for Argentina and on June 21, 2018, the IMF made the first disbursement of US$15 billion. By the end of September 2018, a new agreement was announced under which the amount of the stand-by loan is increased in US$7.1 billion. Pursuant to the agreement, by the end of October 2018, the IMF made the second disbursement of $5.7 billion and by the end of December made a third disbursement of $7.6 billion. It is expected that the IMF would make additional disbursements in 2019 for US$22.8 billion.

Some of the measures proposed by the Macri administration may generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. Political parties opposed to the Macri administration retained a majority of the seats in both chambers of the Argentine Congress in the last elections, which will require the Macri administration to seek political support from the opposition for its economic proposals. In October 2017, mid-term congressional elections were held in Argentina. Although

President Macri’s governing coalition obtained the largest share of the votes at the national level, it continues without a majority in either chamber of congress. Such circumstances create further uncertainty in the ability of the Macri administration to pass legislation required to implement its proposals. In addition, there are presidential elections in Argentina in October 2019, and there are uncertainties on whether Macri will run for re-election or will be re-elected, or other candidate from his coalition will be elected, and the coalition majorities at both chambers of congress. Therefore, there remains uncertainty on the continuation of the measures and policies adopted by the Macri administration, or the changes to be adopted by a new administration and their impact on the economy and our business.

The fiscal, monetary and currency adjustments undertaken by the Macri administration subdued growth in the short-term. Immediately after most of the foreign exchange controls were lifted on December 10, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to US$1.00 on December 17, 2015. As of December 2016, the Argentine peso depreciated 22.15% and as of December 2017, the Argentine peso depreciated 18.45%. During 2018, the Argentine peso has depreciated 103.83% (with a peak of AR$40.8967 to US$1 in September 30, 2018) accumulating a total depreciation of 284.84% since December 16, 2015 (immediately after most of the foreign exchange controls were lifted and dismantling of the multiple exchange regimes). For containing the escalade of the peso-U.S. dollar exchange rate, during 2018 the Central Bank sold more than US$14 billion, reducing the Central Bank reserves; and increased the peso interest rates to more than 60%, affecting the access to domestic financing. Due to the foreign exchange crisis, in 2018 the inflation soared to 47.6% with an official estimation of 29% for 2019, while private sources predict an inflation of 35% for the same period; and the economic activity contracted 3.3% in 2018 and is expected to contract 1.6% in 2019.

As of the date of this report, the impact that these measures and any future measures taken by the Macri administration will have on the Argentine economy cannot be predicted. The proposed deregulation could be disruptive to the economy and fail to benefit, or harm, our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn limit our ability to access the credit and capital markets.

Between 2007 and 2014, INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, underwent a process of institutional and methodological reforms that gave rise to a controversy with respect to the reliability of the information it produces, including inflation, GDP and unemployment data.

Reports published by the IMF and data produced by private sources has shown that between 2007 and 2014, inflation rates were considerably higher than those published by INDEC. The IMF has censured Argentina for failing to adopt remedial measures addressing the quality of official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF adopted at the United Nations Monetary and Financial Conference, Bretton Woods, on July 22, 1944 (the “Articles of Agreement of the IMF”).

Between February 2014 and November 2015, INDEC established a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) (“NUCPI”), which measured prices on goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between the official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the Macri administration declared the national statistical system and INDEC to be in a state of administrative emergency through December 31, 2016 and announced that INDEC would implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of these reforms. Accordingly, the publication of official data on prices, poverty, unemployment and GDP was temporarily suspended and in the interim the Macri administration released an alternative temporary CPI index based on data from the City of Buenos Aires and the province of San Luis. After implementing the methodological reforms, in June 2016, INDEC resumed its CPI publications and revised GDP data for the years 2004 through 2015. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation. By understating inflation in the past, INDEC had overstated growth in real terms. The adjustments made by INDEC resulted in a determination of real GDP growth for the period between 2004 and 2015 of 48.6%, as opposed to a 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. Recently, in March 2018, the Macri administration announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will guarantee greater statistical independence of the main macroeconomic indicators.

However, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in Argentina, and what effect these reforms will have on the Argentine economy. As of the date of this report, the impact that these measures and other future measures taken by the Macri administration with respect to INDEC could have on the Argentine economy and investors’ perception of the country cannot be predicted.

Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures (including the depreciation of the Argentine Peso), evidenced by significantly higher fuel, energy and food prices, among other factors.

The reliability of INDEC’s statistical data between 2007 and 2015 has been called into question. However, since assuming office in December 2015, Macri’s administration temporarily suspended INDEC’s publication of price indexes and implemented a series of methodological reforms and adjustments to improve the reliability of the statistical information reported by INDEC. In the interim, INDEC released alternative temporary CPI index based on data from the City of Buenos Aires and the Province of San Luis and resumed CPI publications in June 2016. For further information, see “—Risks Related to Operating in Latin America and Argentina—Argentina—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn limit our ability to access the credit and capital markets.”

According to data published by INDEC, the NUCPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI grew 31.6% and based on data from the City of Buenos Aires, the CPI increased by 26.9%. For the period between January and April 2016, based on data from the Province of San Luis, the CPI grew 14.08% and based on data from the City of Buenos Aires, the CPI increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016, and of 24.8% in 2017. However, fostered by a depreciation of the Argentine Peso against the U.S. dollar of 103.83% during 2018, the CPI increased by 47.6%. The official estimation of CPI increase for 2019 is 29%, while private sources predict a CPI increase of 35% for the same period.

INDEC also published inflation figures for the Wholesale Price Index (“WPI”). According to data published by INDEC, the WPI increased 10.6% between January and October 2015, increased 34.5% in 2016 and 18.8% in 2017. Further, INDEC reported an increase of 73.5% during 2018.

If the fiscal deficit is not reduced and the exchange rate of the Argentine Peso to the U.S. dollar not stabilized, inflation rates could continue escalating and end in hyperinflation and a new economic crisis. There is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Central Bank and/or the Argentine government may have in controlling inflation. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted, and our results of operations could be materially affected.

Limited access of the Federal Government and the private sector to the international capital markets could adversely affect our financial condition.

After Argentina’s 2001 sovereign default, resulting from defaulted bonds exchanges in 2005 and 2010, Argentina restructured approximately 91% of its defaulted debt that was eligible for restructuring. Holdout bondholders that declined to participate in the restructurings, however, filed lawsuits against Argentina in several countries, including the United States.

In November 2012, the United States District Court for the Southern District of New York ratified the injunction order issued on February 23, 2012, which held that Argentina had violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt swaps in 2005 and 2010, and as a consequence was required pursuant to the District Court’s ruling to pay 100% of the amounts due to the plaintiffs together with the payment of the amounts due on the next maturity date to bondholders who had participated in the debt swaps. In June 2014, the U.S. Supreme Court denied Argentina’s appeal for certiorari of the Second Circuit Court of Appeals’ ruling affirming the District Court judgment. That same month, the District Court ruled that funds should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders. In June 2015, the U.S. Second Circuit Court of Appeals granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that Argentina violated a pari passu clause in bonds issued to the “me-too” bondholders.

In February 2016, the Macri administration reached agreements in principle with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the so-called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina to offer to holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt swaps. In the months following the decisions, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdouts creditors with the proceeds from a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. Through this offering, Argentina temporarily regained access to the international capital markets.

Additionally, foreign shareholders of several Argentine companies have filed claims with ICSID, alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. Many of these claims have been ruled against Argentina.

In January 2018, a new claim against the Argentine government was submitted by the fund “Draw Capital Partners” in New York in relation to certain interests due between 2014 and 2016. This claim has reopened discussions around Argentina’s foreign debt, despite the agreement reached by Macri’s administration to overcome the default.

Pursuant to a report issued by the Secretary Office of Finance in October 2018, as of June 30, 2018, Argentina’s foreign debt amounted to US$327.2 billion, which represents 77.4% of Argentina’s GDP. If the GDP Coupon is also considered, then Argentina’s foreign debt amounts to US$340.6 billion.

Holdout creditors litigation, as well as ICSID and other claims against the Argentine government, have resulted and may result in new material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could bring Argentina in default of its other obligations, and such event may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. The termination of the injunctions issued by the U.S. courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events have paved the way for the Argentine government to regain access to the international capital markets.

However, the publication of a description of the bribes paid by Argentine businessmen to the Kirchner administration (known as the notebooks or graft scandal (escándalo de los cuadernos)), along with the strong depreciation of the Argentine peso in 2018 and the increase of the fiscal deficit and inflation, have once again limited both the Argentine government and private entities’ access to the international capital markets.

The Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, the access of Argentine companies, such as us, to the international capital markets may continue to be limited or subject to terms less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

An increase in export and import duties and controls may have an adverse impact on our business.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. Even though the majority of such imposed duties were suspended after the Macri administration took office, similar export duties were reimposed on September 4, 2018, until December 2020, in an effort to balance the Argentine government’s budget until the economy is stabilized. See “—Risks Related to Operating in Latin America and Argentina— Argentina—Political developments in Argentina could adversely affect the Argentine economy—Foreign Trade Reforms.”

The government imposed the Import Monitoring System (the “SIMI”) in December 2015. Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days.

The Argentine government has also enacted an import licensing regime that includes automatic and non-automatic licensing for imports according to the tariff codes of the goods to be imported. Automatic import licensing implies that the importer must only get through the SIMI and any other certification related to the imported goods. Non-automatic licensing implies that the authorities also have a ten-day term to either approve or reasonably reject the import license requested due to its effect on local businesses, aside from the other import requirements that the goods may have (including SIMI and certifications).

Notwithstanding the above, we cannot make assurances or predictions that there will not be further increases in the export duties or that other new export duties, taxes or quotas will not be imposed. The imposition of new export duties, taxes or quotas or a significant increase in existing export duties or the application of export quotas or the imposition of regimes that aim to restrict or control imports and exports could adversely affect our financial condition or results of operations.

The implementation of future exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit, adversely affecting the Argentine economy, and, as a result, our financial condition and results of operations.

Starting in 2001, and increasingly from 2011 until President Macri assumed office in December 2015, the Argentine government increased foreign exchange controls. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, the measures taken by the previous administration significantly curtailed access to the foreign exchange market by Argentine and non-Argentine individuals and private sector entities. In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during 2012 through 2014 until the end of 2015. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Exchange controls which were in place in the previous administration affected the level of international reserves deposited with the Central Bank, which significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion (Ps.332.9 billion) as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like our Argentine subsidiaries. As of December 31, 2017, the level of international reserves deposited with the Central Bank was US$55.1 billion and as of December 31, 2018, US$65.7 billion. Notwithstanding the measures adopted by the new administration, in the future the Argentine government could otherwise reduce the level of international reserves deposited with the Central Bank, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

Effective October 1, 2018, the Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, which were set at AR$34 per U.S. dollar in the lower bound and AR$44 per U.S. dollar in the upper bound, and are adjusted daily at a monthly rate of 3%, provided that beyond the upper bound, the Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Central Bank may increase the monetary base backed with the increase of the federal reserves. As of the date of this report, the non-intervention zones were fixed at AR$38.642 per U.S. dollar in the lower bound and AR$50.007 per U.S. dollar in the upper bound.

In addition, due to the foreign exchange crisis, soaring inflation and plummeting economic activity during the first half of 2018, on November 8, 2018 the Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019.

In the future, the Argentine government could reinstate other exchange controls, transfer restrictions, repatriation obligations, mandatory deposits and take other measures in response to capital flight or a significant depreciation of the Argentine peso, all of which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could impair the ability of our Argentine subsidiaries to make dividend payments and adversely affect our business and results of operations.

The Argentine government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. In September 2014, the minimum salary was Ps.4,400 and the Argentine government increased it to Ps.4,716 in January 2015, to Ps.5,588 in August 2015, to Ps.6,060 in January 2016, to Ps.6,810 in June 2016, to Ps.7,560 in September 2016, to Ps.8,860 in September 2017 and to Ps.10,700 in September 2018. Recently, the Argentine government has also approved additional increases of the minimum salary to Ps.11,300 as of December 2018, to Ps.11,900 as of March 2019 and to Ps.12,500 as of June 2019. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects a salary increase in the private and public sectors, respectively, of 32.91% and 32.58% between November 2015 and December 2016, 26.7% and 25.26%

between January 2017 and December 2017 and 28.3% and 27.2% between January 2018 and November 2018. However, due to high levels of inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing, significant pressure from unions and their employees to further increase salaries. Recently, commercial pilots’ of Aerolíneas Argentinas S.A. (the state-owned airline) obtained a salary increase of 40.5%, and workers in the oil industry obtained a salary increase of 25.0% and have demanded additional increases. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of AR$5,000 to all workers in the private sector, to be paid in two installments in December 2018 and February 2019. This bonus and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures and demands, future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, this could have a material and adverse effect on our costs and business, results of operations and financial condition.

The disposition or sale of BIOX shares and/or BIOX warrants may be subject to taxation in Argentina.

According to amendments to Argentine Income Tax Law No. 20,628 (the “Argentine Income Tax Law”) through the Tax Reform on December 27, 2017, gains realized from the indirect sale or disposal of assets located in Argentina, including shares or other equity participations in Argentine companies by an entity or individual not resident in Argentina (“Non-Argentine Resident”) are taxable under certain conditions, as if a direct sale took place (the “Tax on Indirect Sales”).

The Tax Reform created a presumption of income from Argentine source on the sale or disposition by Non-Argentine Residents of shares and participations (or rights to receive such shares or participations) in foreign entities whose underlying assets are fully or partially located in Argentina, as long as the following conditions are met:

(1)              At least thirty percent of the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, derives from assets that the entity owns directly or indirectly in Argentina. For this purpose, such Argentine assets or rights will be valued at their fair market value and will include, among others, shares or other forms of ownership, control or participation in the profits of a company incorporated in Argentina; and

(2)              The securities or rights of the foreign entity being sold or disposed represent, at least, ten percent of the equity of that entity, at the time of their disposal or in any of the 12 previous months. For purposes of this calculation, ownership of related entities, spouses and other relatives must be considered jointly.

(3)              The relevant shares and participations in the foreign entity have been acquired on or after January 1, 2018.

In case the Tax on Indirect Sales applies, the Argentine source gain (the acquisition cost may be adjusted by inflation) on which the Tax on Indirect Sales will be calculated is a proportion to the value of the Argentine assets held by the foreign entity with respect to the total value of the securities or rights being transferred.

The Tax on Indirect Sales is levied at a 15% rate on the net capital gain (the acquisition cost may be adjusted by inflation), or at a 13.5% effective rate on the gross price and should be paid to the Argentine tax authorities if (i) the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Resident”), by the Argentine Entity or Argentine Resident, who will act as withholding agent, or (ii) none of the parties are Argentine Entities or Residents, by the seller or transferor or its legal representative in Argentina, if any. However, such rates may be reduced if a Treaty to Avoid Double Taxation were applicable to Bioceres LLC. If the Tax on Indirect Sales becomes applicable and the tax is applied on a net basis, pursuant to current income tax rules, the acquisition cost may be adjusted by the CPI to calculate the net capital gain.

Argentine Income Tax Law sets forth that the tax on Indirect Sales does not apply to transfers made within the same economic group. Pursuant to regulations issued by the Argentine Ministry of Economy, transfers within the same economic group would take place when the seller or sellers participate or participates, directly or indirectly, in at least 80% of the transferee’s capital, or vice versa, or when one or more entities participate, directly or indirectly, in at least 80% of the transferor’s and transferee’s capital, and such participations have been held for at least two years prior to the transfer.

The payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to taxation in Argentina.

In the event the Rizobacter Call Option is exercised, and if the UAC shares to be delivered by UAC in connection with the payment of the In-Kind Consideration represent more than ten percent of all UAC’s issued and outstanding shares, such delivery of the UAC shares would be subject to the Tax on Indirect Sales at the level of UAC levied on the gain resulting from the difference between the UAC shares’ tax basis (acquisition cost) and the UAC shares fair market value as of the transfer date. However, the rate of the Tax on Indirect Sales might be reduced if at the time of the delivery by UAC of the UAC shares, UAC is a UK tax resident and the Treaty to Avoid Double Taxation between Argentina and United Kingdom applies. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of the UAC shares delivered and should be paid to the Argentine tax authorities by UAC or its legal representative in Argentina, if any. However, to the extent that the delivery of the UAC shares and satisfaction of the In-Kind Consideration occurs simultaneously, there would be no tax basis for the Tax on Indirect Sales if UAC’s acquisition cost for the UAC shares equals such shares’ fair market value on the same day.

In addition, satisfaction of the In-Kind Consideration under the Rizobacter Call Option would be deemed a sale of the UAC shares by RASA Holding to the Grantors subject to the Tax on Indirect Sales at the level of RASA Holding. However, to the extent that the delivery of the UAC shares and satisfaction of the In-Kind Consideration occurs simultaneously, there would be no tax basis for the Tax on Indirect Sales as RASA Holding’s acquisition cost for the UAC shares equals such shares’ fair market value on the same day.

The holding of Argentine companies’ equity by Non-Argentine Residents and dividend distributions from Argentine Entities to Non-Argentine Residents may be subject to taxation in Argentina.

Non-Argentine residents are subject to Argentine personal assets tax for holding shares and other equity participations in Argentine companies as of December 31st of each year at a rate of 0.25%, which is levied on the proportional net worth value (valor patrimonial proporcional) of the shares arising from the last balance sheet. Argentine companies are obliged to pay the tax on behalf of their Non-Argentine Resident shareholders, partners or owners and are entitled to seek reimbursement from them.

As a result of the Tax Reform, dividends from profits obtained by Argentine Entities during fiscal years beginning on or after January 1, 2018 and up to December 31, 2019, paid to Non-Argentine Residents are subject to income tax withholding at a rate of 7% on the amount of dividends paid levied, which rate is increased to 13% for profits obtained during fiscal years beginning on or after January 1, 2020. The 13% domestic rate may be reduced by application of tax treaties signed by Argentina.

We cannot predict the full impact that the application of these taxes would have on Bioceres Crop Solutions, which is not an Argentine company, BCS Holding and their other Non-Argentine Resident subsidiaries in connection with their holding of shares and equity in Argentine companies.

Risks Related to Our Securities

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE American.

Our ordinary shares and public warrants are currently listed on the NYSE American (the “NYSE”). Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If the NYSE delists BIOX shares from trading on its exchange for failure to meet the listing standards, BIOX shareholders could face significant material adverse consequences including:

•                       a limited availability of market quotations for BIOX’s securities;

•                       reduced liquidity for BIOX’s securities;

•                       a determination that BIOX shares is a “penny stock” which will require brokers trading in BIOX share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for BIOX’s securities;

•                       a limited amount of news and analyst coverage; and

•                       a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares and public warrants are listed on the NYSE or another national securities exchange, they are covered securities. If our securities were no longer listed on NYSE, they would not be covered securities and we would be subject to regulation in each state in which we offer securities.

A significant portion of our ordinary shares following the business combination are restricted from immediate resale, but may be sold into the market in the future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares.

The initial shareholders of UAC have agreed not to transfer, assign or sell any of their shares until the earlier to occur of: (A) one year after the completion of the business combination or (B) the date on which the closing price of our ordinary shares equals or exceeds US$12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalization) for any 20 trading days within any 30-trading day period commencing 150 days after a business combination, or earlier if, subsequent to a business combination, we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

In addition, in connection with the execution Exchange Agreement, UAC and Bioceres, Inc. entered into the Lock-up Agreement, pursuant to which Bioceres, Inc. may not transfer the UAC shares received as consideration in the business combination under terms that are consistent with the lock-up arrangements described above. As restrictions on resale end, the market price of our ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The exercise of outstanding warrants would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders.

UAC issued public warrants to purchase 11,500,000 ordinary shares as part of its IPO and private warrants to purchase 5,200,000 ordinary shares. Each public and private warrant became exercisable upon the completion of the business combination and will expire on the fifth anniversary of the completion of the business combination. Pursuant to the terms of the warrant agreement, we have agreed that as soon as practicable after the consummation of the business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the ordinary shares issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, 7,500,000 warrants have been issued in connection with the business combination. The potential for the issuance of a substantial number of additional shares upon exercise of these warrants will result in dilution to the then existing holders of our ordinary shares and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

There is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for BIOX warrants is US$11.50 per whole ordinary share. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Following the closing of the business combination, we are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Following completion of the business combination, Bioceres S.A. controls, directly or indirectly, a majority of the voting power of Bioceres Crop Solutions’ outstanding shares. Under NYSE rules, a listed company of which more than 50.0% of the voting power for the election of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirement (i) that a majority of the board of directors consist of independent directors, as defined under the NYSE rules and (ii) to have a compensation committee and a nominating and governance committee. We have decided to be treated as a “controlled company” and, even though the majority of our Board of Directors (along with our compensation committee and our nominating and governance committee that we chose to establish) consists of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Bioceres S.A. controls us, and its interests may conflict with yours in the future.

Bioceres S.A. currently indirectly owns 74.7% of Bioceres Crop Solutions. As a result of this voting control, Bioceres S.A. will effectively be able to determine the outcome of all matters requiring shareholder approval, including, but not limited to, the election and removal of directors (subject to any contractual designation rights), as well as other matters of corporate or management policy (such as potential mergers or acquisitions, payment of dividends, asset sales, and amendments to organizational documents). This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for BIOX shares, which may reduce the value of an investment such shares. This voting control could also deprive shareholders of an opportunity to receive a premium for their shares as part of a potential sale of Bioceres Crop Solutions. So long as Bioceres S.A. and its affiliates continue to own a significant amount of Bioceres Crop Solutions’ voting power, they may continue to be able to strongly influence or effectively control its decisions. The interests of Bioceres S.A. and its affiliates may not coincide with the interests of other holders of BIOX shares.

We believe we were treated as a passive foreign investment company for the taxable year ending January 31, 2019, which could result in adverse U.S. federal income tax consequences to certain U.S. investors, unless certain elections are made.

We will be treated as a “passive foreign investment company” (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We believe that we were treated as a PFIC for the taxable year ending January 31, 2019. As we were treated as a PFIC for the taxable year ending January 31, 2019, a U.S. Holder (as defined in “Taxation”) who held our shares or warrants in the taxable year ending January 31, 2019 may continue to be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements under the PFIC regime, unless certain elections are made. See the section of this report entitled “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Considerations”). We urge prospective U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules to their individual circumstances.

We may not qualify as a U.K. tax resident, which would increase withholding taxes on dividends received from our subsidiaries.

We plan to move our place of central management and control to the United Kingdom and become a tax resident of the United Kingdom. In the event that we do not, or if the United Kingdom taxing authority does not accept that we are a United Kingdom tax resident, or any other relevant tax authority does not accept that we are a UK tax resident, then, among other things, any dividend distributions from our U.S. subsidiary would be subject to a 30% U.S. withholding tax.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

Following the business combination, the price of our securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. An active trading market for our securities following the business combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the business combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The price of our securities may fluctuate.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the business combination, there has not been a public market for Bioceres’ stock and trading in UAC ordinary shares has not been active. Accordingly, the valuation ascribed to Bioceres and UAC ordinary shares in the business combination may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities following the business combination may include, among others:

•                       actual or anticipated fluctuations in our interim financial results or the interim financial results of companies perceived to be similar to us;

•                       changes in the market’s expectations about our operating results;

•                       the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•                       speculation in the press or in the investment community;

•                       success of competitors;

•                       the operating results failing to meet the expectation of securities analysts or investors in a particular period;

•                       changes in financial estimates and recommendations by securities analysts concerning our securities or the market in general;

•                       operating and stock price performance of other companies that investors deem comparable to the Company;

•                       our ability to market new and enhanced products on a timely basis;

•                       changes in laws and regulations affecting our business;

•                       commencement of, or involvement in, litigation involving us;

•                       changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•                       the volume of our ordinary shares available for public sale;

•                       any major change in our Board of Directors or management;

•                       sales of substantial amounts of our ordinary shares by our directors, officers or significant shareholders or the perception that such sales could occur; and

•                       general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish or cease publishing research or reports about BIOX, its business, or its market, or if they change their recommendations regarding BIOX ordinary shares adversely, then the price and trading volume of BIOX ordinary shares could decline.

The trading market for BIOX ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of BIOX, BIOX’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover BIOX change their recommendation regarding BIOX’s shares adversely, or provide more favorable relative recommendations about BIOX’s competitors, the price of BIOX ordinary shares would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding warrants.

Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and UAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The warrant agreement requires the approval by the holders of at least a majority of the then outstanding warrants (including the private warrants) in order to make any change that adversely affects the interests of the registered holders. Accordingly, we would need approval from the holders of only 3,150,001, or 27.4%, of the public warrants to amend the terms of the warrants (assuming the holders of the private placement warrants voted in favor of such amendment).

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds US$18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period ending on the third business day prior to proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

The Company is an exempted company incorporated under the laws of the Cayman Islands and a majority of our officers and directors are residents of jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “Articles”), the Cayman Islands Companies Law (2018 Revision) (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In particular, the Cayman Islands has a different body of securities laws as compared to the United

States. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we  will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of UAC’s IPO, (b) in which we have total annual gross revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding shares that are held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three year period. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our securities less attractive because we may rely on these provisions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

Upon consummation of the business combination, we qualify as a foreign private issuer. As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                 History and Development of the Company

General Overview

We are a fully-integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers. While most industry participants specialize in a single technology, chemistry, product, condition or stage of plant development, we have developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage. Our platform is designed to cost-effectively bring high-value technologies to market through an open-architecture approach. See “—Our Business Model”. Our headquarters and primary operations are based in Argentina, which is our key end-market as well as one of the largest markets globally for GM crops. Our controlling shareholder, Bioceres S.A., leverages its relationship with its shareholders, many of whom are agricultural leaders and key participants in our end-markets, to increase adoption of our products and technologies. In 2016, we raised capital through financing from strategic investors such as Monsanto and BAF Capital, which we believe represents validation of our business model as well as endorsement of our products.

As of September 30, 2018, we owned or licensed 368 registered products and we owned or licensed, either exclusively or non-exclusively, 210 patents and patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. In the three-month period ended September 30, 2018, we distributed over 7.6 million doses of inoculants, 1.4 million liters of adjuvants, 2.6 tons of high value fertilizers as well as other agricultural inputs, and in the year ended June 30, 2018, we distributed over 14.1 million doses of inoculants, 7.5 million liters of adjuvants, 6.6 tons of high value fertilizers as well as other agricultural inputs across more than 25 countries, including Argentina, Brazil, Paraguay, India, United States, Uruguay, Germany, South Africa among others. Our pipeline of products includes fertilizers, inoculants, adjuvants, crop protection solutions and seeds. Our net revenue, net loss and Adjusted EBITDA for the year ended June 30, 2018 were US$133.5 million, US$14.3 million and US$22.4 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. Net loss is the most directly comparable measure calculated in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Taking into account our acquisition of Rizobacter in October 2016, we have a combined experience of 42 years and we have established a leadership position in sourcing, development, production and sales of biological products for some of the most globally prolific crops, including soy, corn, wheat and alfalfa. We sell our products through a 90-person sales and marketing team and enjoy exceptional access to the end-user grower as a result of: (i) our strategic alliances with global leaders, such as Syngenta AG (“Syngenta”), Valent Biosciences, Dow AgroSciences, Don Mario and TMG; (ii) the shareholders of our parent company, who collectively control significant agricultural land; and (iii) our longstanding relationships with dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as growers.

Our leading infrastructure, the success of our platform and commanding presence in our key markets have made us the effective flagship agricultural solutions provider, as well as the natural partner for global conglomerates, in South America.

Our History

Our parent company, Bioceres S.A. (the “Parent”), was founded in 2001 by a leading group of growers in Argentina to address the demand for higher crop yield and productivity in a sustainable and environmentally conscious way. Since our founding, we have developed one of the leading fully integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural technologies and products. We have strategically targeted some of the most globally prolific crops, namely, soy, wheat, alfalfa and corn, in one of the largest geographies for GM plants on a global scale.

In order to bring our products to market in an efficient and cost-effective manner, we have established multiple joint ventures, formed non-joint venture collaborations and created and acquired multiple companies. Our joint ventures include partnerships with important industry participants, such as Florimond Desprez, De Sangosse and Arcadia Biosciences. Some of our non-joint venture collaborations include those with Dow AgroSciences, Momentive, Syngenta and Forage Genetics, among others. Of the companies we have acquired, the most significant was our October 2016 acquisition of the controlling stake in Rizobacter S.A., a global leader in biological products and a pioneer in liquid inoculants.

On March 14, 2019, Union consummated the previously announced business combination pursuant to the Exchange Agreement, and prior to that date, the Reorganization also took place.  In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. In addition to its market leading position in biological products, Rizobacter offers fertilizers, professional seed treatment services and tolling or formulation services.

As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American.

The graph below sets forth our history and track record of innovation through joint ventures and acquisitions:

Note:

(1)              Bioceres exercised the Rizobacter Call Option for additional 29.99% of common stock of Rizobacter upon the consummation of the business combination.

B.                 Business Overview

Our Operational and Organizational Structure

Bioceres is headquartered in Rosario, Argentina. Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 1.05-million-gallon formulation plant, an approximately 24,000-gallon fermentation plant as well as packaging and logistics operations with over 375,000 square feet of warehouse space. In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse.

We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and Paraguay and have sales offices or representatives in nine countries. We believe that we will continue to grow our dominant position in Argentina and that our leadership position will continue to attract interest in partnerships from global industry leaders seeking to develop and commercialize high-value crop productivity solutions in the large and attractive Argentine and South American markets. As of September 30, 2018, we had 389 full-time employees.

Technology Sourcing

We have a right of first refusal agreement with INDEAR, our Parent’s technology sourcing and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. Through such arrangement with INDEAR, we source and validate promising early stage technologies, which are usually financed through public grants and/or other capital efficient sources and thereby mitigate the associated high financial risks associated with such early stage discoveries.

Product Development Partnering

We focus on collaborating with strategic partners and creating joint ventures to develop validated technologies and to bring these products to market. We further reduce our financial burden and risk from product development activities while also increasing our ability to develop multiple products. The following joint ventures currently support this initiative:

•                       Verdeca, our U.S.-based joint venture, was created to develop and bring soybean varieties with next-generation agricultural technologies to market.

•                       Trigall Genetics, our Uruguay-based joint venture that focuses on developing and commercializing conventional and next-generation biotechnology wheat varieties for the South American market.

•                       Semya, an intra-company joint venture with Rizobacter, is dedicated to the EcoSeed initiative and focuses on researching and developing seed treatments as well as agricultural biological input applications for soybean, wheat and alfalfa markets.

Production and Market Access

We focus on leveraging our shareholder base of leading South American growers as well as proprietary sales channels for direct access to end consumers. By establishing multiple pathways to markets, we maximize our market reach and rate of technology adoption. We currently have over 300 products and licenses. The following subsidiaries support this initiative, certain of which match our investments on a dollar-for-dollar basis:

•                       Rizobacter, a global leader in biological products and Argentina’s leading provider of bio-based solutions for the agricultural sector with a strong focus on crop nutrition and protection solutions.

•                       Bioceres Semillas, our sales channel for seeds, with a primary crop focus on wheat and soybean.

•                       Synertech, which was formed in partnership with De Sangosse with the goal of producing and commercializing micro-beaded fertilizers.

Joint Ventures and Key Collaborators

Some of our main projects are conducted through joint ventures and key collaborations. The form of the collaborations depends on the nature and stage of development of the particular product candidate. We participate in joint ventures to develop certain technologies and to maintain a diverse pipeline of products. When a joint venture successfully develops a product, we integrate such product into our commercial offering and license the technology to third-party channels through the joint-venture vehicle. We engage in non-joint venture collaborations to develop a single or otherwise limited product opportunity. We generate revenue from our non-joint venture collaborations primarily by licensing our technology for inclusion in end products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “—General Overview—Our Operational and Organizational Structure.”

Joint Ventures and Unconsolidated Entities

Verdeca LLC

In February 2012, we formed a joint venture with Arcadia Biosciences. The resulting joint venture, in which we have a 50% equity interest, Verdeca, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provides for each of the joint venture partners to license our trait technologies to Verdeca for use in soybeans. Accordingly, we have agreed to grant an exclusive, worldwide, sublicensable license to Verdeca for our technologies, including HB4, for use in soybeans. The first product in the Verdeca pipeline is our HB4 trait.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences to develop and commercialize innovative traits in soybeans.

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. The first products in the Trigall Genetics pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall Genetics licensees. Our first GM product is our HB4 trait, which is now in the advanced deregulation phase of development in Argentina and Uruguay and will be licensed in Trigall Genetics finished wheat varieties.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates its own production plant for Synertech in Pergamino with a capacity to produce 50,000 tons of micro-beaded fertilizers annually.

Semya S.A.

Semya was formed in 2014 in partnership with Rizobacter to create, research and develop biological products or their metabolites for agricultural and industrial use.

Non-Joint Venture Collaborations

We principally engage in strategic non-joint venture collaborations for product development or with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research. We pay a percentage of profits to our non-joint venture collaborators according to the stage of development of the technology. In earlier stages, during which our R&D costs are relatively low, we pay a comparatively higher percentage of profits, while in later stages of development, during which our costs are relatively high, we pay a comparatively lower percentage of profits. Our collaborations that focus on product development are primarily driven by our commercial interest in a particular product that we hope to research and develop on a preliminary basis before including in our pipeline of products. Examples of our most important collaborations of this nature include: Monsanto Company and Forage Genetics International for the deregulation of HarvXtra™ Alfalfa with Roundup Ready® Technology in Argentina; DBN Biotechnology Center of China for the development of crop protection technologies for soybean varieties; Eagle Seeds & Biotech Ltd. for breeding and field testing of conventional soybean varieties in India; and Sensako Pty Ltd. for field testing of soybean varieties in South Africa.

Rizobacter has a strategic alliance with Syngenta, one of the leading global companies in the research, development, production, marketing and sale of seed treatment products and solutions. Syngenta installed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development, production, marketing and sale of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack.

Rizobacter also engages in a strategic partnership with Momentive for the distribution and commercialization of Momentive’s well-known silicone spray adjuvant, Silwet, in Argentina, Bolivia, Uruguay, Mexico and Paraguay. Rizobacter additionally partners with Valent Biosciences, a global leader in developing, registering, manufacturing and commercializing biorational products in the areas of public health, forestry, crop protection, plant health, plant growth regulation and post-harvest treatments, focusing on the development, marketing and distribution of next generation inoculant technologies and products in the United States, Argentina, Canada, Mexico and Brazil.

Our collaborations that focus on technology sourcing are primarily driven by our ability to accelerate, in a capital-efficient manner, the development of promising technology discovered by internationally recognized scientific groups or institutions. Examples of our most important collaborations of this nature include: CONICET and the National University of the Litoral in the creation of seed traits with a focus on transcription factors for the development of drought-tolerant transgenic plants, including the grant to us of partial ownership of the HB4 patent families; Phytogene Pty Ltd., a wholly-owned subsidiary of Agriculture Victoria Services Pty Ltd., for the development of multiple gene leads in forages and other crops; and the University of Illinois in accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

For non-joint venture collaborations, we pay a percentage of profits to our collaborators according to the stage of development of the technology. In earlier stages, when our R&D costs are relatively low, we pay a comparatively higher percentage of profits while in later stages of development, when our costs are relatively high, we pay a comparatively lower percentage of profits.

Third-Party Channels

We license our technologies to third parties with whom have product development capabilities or market presence outside of our core geographic area and with whom we have developed and maintained strong relationships. For example, through Verdeca, we entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy and have granted various licenses to TMG for our biotechnology related to soy in Brazil, Paraguay and Uruguay.

Significant Transactions

Prior to the business combination, we have concluded the following three transactions of significance to our business model and trajectory:

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million, of which US$42 million was paid in cash on the date of acquisition and the remainder was agreed to be paid through financing and is guaranteed by Parent. In addition, a contingent payment of US$17.3 million may be payable by the Parent to certain of the selling shareholders of Rizobacter subject to precautionary measures and associated ongoing litigation. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition.” The acquisition of Rizobacter was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017.

Furthermore, on October 22, 2018, RASA Holdings, our wholly owned subsidiary, entered into the Rizobacter Call Option Agreement.  On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter.

With 42 years of history, Rizobacter, which we acquired in 2016, has developed a leading global position in biological products and a leading ag-input channel for high-value products in Argentina and neighboring countries. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through jointly-owned Semya, a product development initiative focused on identifying customized seed treatments for our EcoSeed products. The Rizobacter Acquisition has allowed us to combine Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets and provides us a unique position on biological assets for key row crops, which represent one of the most difficult sets of assets to develop within the ag-input value chain, resulting in one of the highest-value segments within the sector. Additionally, Rizobacter’s 40-year commercial history in the ag-input market provides a unique platform that facilitates the launch of new products and the continued development of our pipeline of innovations.

Monsanto-Led Investment

In April 2016, our Parent entered into a convertible loan agreement with Monsanto (through Monsanto Argentina, S.R.L.) and BAF, as a financial investor, pursuant to which promissory notes were issued granting Monsanto and BAF participation rights to subscribe to a total nominal value of US$17.55 million of our Parent’s shares in a future qualified or non-qualified financing and received US$15 million net proceeds, after applying a 17% subscription discount. In March 2018, 2,218,710 ordinary shares of our Parent were issued to Monsanto and BAF, which terminated and released all of our debt obligations under the convertible loan agreement, as well as the related promissory notes and the related participation rights agreements.

Monsanto is a global leader in seed biotechnology and other crop productivity solutions. We believe that the Monsanto-led investment represents an endorsement of our products and an initial strategic validation of our pipeline and business model.

Our Business Model

Our business model is driven by three key pillars: technology sourcing, product development partnering and production and market access.

Technology Sourcing

The technology sourcing stage of our business model involves identifying and collaborating with leading academic and independent research institutions at the early stages of technology development. We have a right of first refusal agreement with INDEAR, our Parent’s technology sourcing and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. INDEAR searches for collaborators who are pursuing innovative technological concepts that are consistent with our business strategy and have generated promising preliminary evidence, but have yet to be validated for their intended purposes. In these collaborations, INDEAR employs its advanced biotechnology capabilities and specialized know-how to leverage the technology discovery process already undertaken. These technology sourcing activities are mainly financed through public grants and other capital efficient sources meant to limit financial exposure.

Product Development Partnering

The product development partnering stage of our business model involves identifying and collaborating with strategic partners and creating joint ventures to develop and bring products to market. We have created an extensive network of regional and international relationships in the agricultural sector from which we source partners for our product development initiatives. We employ an open-architecture approach to technology origination which involves identifying and accessing promising technologies from third parties, and forming strategic and capital-efficient partnerships that leverage each party’s capabilities to quickly bring innovations to market. By co-funding projects and leveraging the discovery efforts of leading global research institutions and scientists with whom we have developed and maintained strong relationships, we are able to reduce the risks and expenses associated with biotechnology discovery and development and increase our ability to develop multiple products. Upon technology validation, we partner with internationally-recognized entities that can provide co-funding, technology sourcing, intellectual property and market access for the development of our technologies into products. For more detail about the “proof of concept phase,” see “—The Technology Sourcing and Product Development Timeline and Process.” In selecting a partner, we look for internationally-recognized entities that can provide complementary funding, technology, sourcing, product development capabilities, intellectual property and market access.

Production and Market Access

The production and market access stage of our business model focuses on leveraging shareholder base and proprietary sales channels to access and establish multiple pathways to markets and maximize market reach and develop innovative technology. Once a technology obtains the required regulatory approvals, we, our joint ventures or our technology licensees commercialize products that employ such technology and sell them to end-users in domestic and international markets through shareholder base and proprietary sales channels. We also complement our direct sales efforts by licensing our technologies to other companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the market and increase our revenues.

The Technology Sourcing and Product Development Timeline and Process

The technology sourcing and product development process for our products and technology, provided through INDEAR, generally include the following phases: discovery, proof of concept, early development, advances development, pre-launch and product launch.

Below is a description of the relative cost, risk and approximate expected timing for each of the phases of technology sourcing and product development.

The development and integration of technologies into products that can be commercialized is a lengthy process, which varies depending on the complexity of the technology being developed and the type of crop involved. Furthermore, the length of the technology development process impacts the uncertainty of product development. For example, during the technology sourcing and product development process, a technology may fail to address the performance criteria required in order to advance to later development stages or the development of a certain technology may be affected by changes in the competitive landscape.

The below chart sets forth an annual estimated timeline for the development of our seed biotechnology products based on the phases described above:

The estimated timeframes of phase duration are based on our experience and estimates. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors including the type of crop and trait involved and the resources available or devoted to our development. For example, although the process for developing seed traits or biological seed treatments is relatively similar, the two differ significantly in terms of development timelines. Obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for a biological seed treatment.

Discovery

The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms, potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution. For the most part, we rely on collaborators such as leading research institutions or private research groups to perform this early-stage discovery work and we then advance the work through our technological platforms and processes. It is at the discovery phase that we generally negotiate our rights with respect to the intellectual property generated by our third-party collaborators, which can include partial ownership and exclusive licenses for commercial development. The discovery phase typically lasts 18 months, although it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:	• DNA and RNA high throughput sequencing

• Synthetic biology, including gene optimization and modeling

• Analysis of large volumes of data from Illumina sequencer platforms based on big data principles, or Bioinformatics

Non-Genetically modified:	• DNA and RNA high throughput sequencing

• Synthetic biology, including gene optimization and modeling

• Bioinformatics

• Target Induced Local Lesions in Genome, or TILLING, for creating a large phenotype library to see trends for ideal mutagenic lines

Biologicals:	• DNA and RNA high throughput sequencing

• De-novo genome assembly

• Bioinformatics

Proof of Concept (Phase I)

Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to a phase referred to as “proof of concept.” In this phase, the technologies are integrated into, or tested in, target organisms to verify their efficacies using greenhouse trials, field trials, or both. In the case of solutions that require microbial fermentation, these technologies are validated at laboratory scale of between one to five liters of batch production.

The goal of the proof of concept phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation, which minimizes risk of investment in technologies that may not prove viable. The proof of concept phase is typically conducted by us as part of our research collaboration with relevant groups and represents the last phase of our technology sourcing collaborations. We generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the proof of concept phase typically lasts 36 months, although it may range from as few as six months for a microbial solution to as many as five years for plant GM traits. During this phase, several promising technologies are tested using various technologies including the following:

Seeds	Activities
Genetically modified:	• DNA and RNA high throughput sequencing

• Synthetic biology, including gene optimization and modeling

Seeds	Activities
• Bioinformatics

• Target Induced Local Lesions in Genome, or TILLING, for creating a large phenotype library to see trends for ideal mutagenic lines

Biologicals:	• Agrobacterium transformation

• Biobalistic transformation

• Target site transformation which uses the ExZactTM platform, developed through our partnership with Dow AgroSciences

Non-Genetically modified:	• Agrobacterium transformation

• Biobalistic transformation

• Cluster regular interface short palindromic repeat for gene editing

• Double haploids

• Protoplast editing

Biologicals:	• Gas and liquid chromatography for metabolites identification

• High performance liquid chromatography technologies

• Lab scale fermentations

Early Development (Phase II)

The goal of the early development phase is to identify the best use of a technology and to define our performance concept. Escalation tests are initiated in the early development phase of microbial-based solutions. Similarly, for GM traits, field tests are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles.

At the end of the early development phase and before initiating the most capital-intensive stages of product development, we typically identify strategic partners for further development of our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such joint ventures are Verdeca and Trigall Genetics, dedicated to soybean and wheat technologies, respectively. Single or limited product development collaborations are often structured using framework agreements. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:	• Drone phenotyping

•                  Technologies to accelerate trait integration in crops by analyzing large volumes of data based on bioinformatics and big data analytics using Illumina sequencing platforms and different amplifications and detection procedures, such as simple sequence repeat markers for wheat and genotyping by sequencing in soy

Seeds	Activities
Non-Genetically modified:	• Drone phenotyping

• Single nucleotide polymorphism genotyping

• High resolution melting genotyping

Advanced Development (Phase III)

In the advanced development phase, extensive tests are used to demonstrate the effectiveness of the technology for our intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, we are primarily responsible for undertaking this phase of product development. Similarly, our strategic partners usually lead the advanced development and regulation activities in other markets in connection with the applicable contractual arrangements.

The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as three to five years. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:	• Diverse array technology for chromosome identification and trait localizations

• Event molecular characterization based on high throughput sequencing and using junction sequence analysis after analyzing large sets of data to find insertion sites

Pre-Launch (Phase IV)

The pre-launch phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology being developed. The range of activities in this phase includes, pre-commercial production, seed increases and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. In Argentina and some other countries, we are responsible for this phase of product development, while pre-launch activities in other markets are primarily undertaken by our strategic partners. The pre-launch phase may last up to 24 months.

Product Launch

In general, we, our joint ventures and/or our technology licensees carry out the launch and commercialization of the technology, which is the last phase of the technology sourcing and product development process. When we commercialize technology through collaboration partners or licensees, pursuant to the respective agreements, a successful product launch triggers royalty payments, which are generally calculated as a percentage of the net sales generated by the technology and captured upon commercialization. Typically, in this phase, revenues at launch are limited by our ability to make products available, especially when dealing with seed products that need multiple seasons of multiplication before they can satisfy demand.

Our Segments and Key Products

We divide our business into the following three principal segments: crop protection, seed and integrated products and crop nutrition.

Crop Protection

Our key crop protection products include adjuvants as well as seed-applied insecticides and fungicides.

Adjuvants

Adjuvants are used in tank mixes to facilitate application and effectiveness of crop protection products. We distribute Silwet, a well-known silicone-based adjuvant, and are currently developing microbially-enhanced adjuvants in partnership with other companies.

Insecticides and Fungicides

We offer a full range of chemical seed treatments tailored for specific crop and pest combinations. We are in the process of formulating and commercializing stand-alone chemical seed treatments, including fungicides and insecticides, in partnership with Syngenta, to reduce disease and pest pressure during crop establishment. We hold a leading market position for such products, with an estimated 50% market share in Argentina in 2016 and 2017. Furthermore, we are pursuing commercialization of biological fungicides formulated as seed treatments that control and restrict the growth of pathogenic agents in wheat and barley, as well as developing a microbial-based insecticide.

Seed and Integrated Products

The key products of this segment include seed traits, germplasms and seed treatments for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or salinity. We also have a secondary focus on crop protection and quality traits. We gain access to these technologies by collaborating with the original developers of the technologies or by co-developing new events with our partners. Our most advanced technology in the seed trait area, HB4 helps increase yield by an average of 13% to 19% for multiple crops under various growing seasons and conditions, including sporadic drought episodes. HB4 is also able to provide higher yield without adversely impacting yields in optimal growing conditions, which is a distinctive and important factor compared to other stress tolerance technologies. HB4 has been approved for use in soybean in Argentina and by the U.S. FDA. Submissions for approval for use of HB4 in wheat have been initiated in Argentina, Brazil, Uruguay and Paraguay.

The charts below show the results of field trials for HB4 wheat and HB4 soybean across varying yield environments.

We also have a secondary focus on crop protection and quality traits. We gain access to these technologies by collaborating with the original developers of the technologies or by co-developing new events with our partners.

Germplasms

We currently breed germplasms for soybean and wheat and we plan to advance our elite germplasms by delivering these technologies using proprietary channels. Our soybean breeding program produces varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, which has exclusive rights to the breeding program of Florimond Desprez. In addition, we hold exclusive rights to all wheat varieties developed between 2003 and 2013 by the Argentine national breeding program at the Argentine National Agricultural Technological Institute (Instituto Nacional de Tecnología Agropecuaria) (“INTA”).

Seed Treatments

Seed treatments comprise one of our core products and include Rizopacks, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, which are our flagship soybean product with proprietary inoculants and fungicides. We also offer certain variations customized for peanut, beans and chickpea. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers and chemical-based fertilizers.

Inoculants

Inoculants are broadly used nitrogen-fixing bacteria that promote growth of leguminous crops such as soybean and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 30% market share in Argentina as of June 30, 2018 based on our internal data. We are currently developing our next generation of inoculants, including Bioinductor 2.0 and Extended-Shelf-Life products for professional seed treatment businesses. Additionally, we are developing new biofertilizers, such as plant-growth promoting rizobacteria, for wheat, corn, chickpea and pea.

Biofertilizers

Biofertilizers contain living microorganisms that colonize the interior of a plant and promote growth by increasing supply or availability of primary nutrients through the natural processes of nitrogen fixation, solubilizing phosphorus and stimulating plant growth through synthesis of growth-promoting substances. The combination of biologicals and chemical fertilizers can maximize crop yields while reducing environmental impact as a result of reduced use of chemicals. We are also in early stages of development for microbially-enhanced fertilizers for soybean, wheat, corn and chickpeas.

Chemical-Based Micro-Granulated Fertilizers

We produce and commercialize fertilizers based on chemically formulated micro-beads. As these fertilizers can be applied next to the seed at planting, lower doses are needed than standard fertilizers, resulting in logistical efficiency and environmental benefits. Currently, our production is focused on Microstar PZ, a starter fertilizer that provides nitrogen, phosphorus, sulfur and zinc to different crops, by allowing immediate nutrient availability and uptake by the seedlings.

The following table sets forth the key products, growth drivers, revenue and gross profit, key markets and selected commercial partners for each of our segments:

	Key Products	Growth Drivers	Revenue and Gross Margin (Year Ended June 30, 2018)	Key Markets	Selected Commercial Partners
Crop Protection	Adjuvants Insecticides Fungicides	High-tech adjuvants increase spray efficacy by approximately 5%	US$77.7 million 36% Gross Margin	Argentina Brazil Paraguay	Momentive Syngenta

Seed & Integrated Product	BioWheat BioSoy Seed treatment packs	Integrated products bring 10%+ yield advantage	US$26.8 million 50% Gross Margin	Argentina Brazil Paraguay Uruguay	Don Mario Dow Agrosciences Syngenta TMG

Crop Nutrition	Micro-bead fertilizers Inoculants	80%+ reduction in logistics costs	US$29.1 million 51% Gross Margin	Argentina Brazil Paraguay	De Sangosse Syngenta Valent BioSciences

Note:—

(1)              Gross margin is calculated as total revenue minus cost of sales, divided by total revenue.

Early Stage Technology Development Agreements

Between 2005 and 2007, we entered into agreements with various investors in order to obtain funding in the aggregate amount of US$1.0 million for research related to early stage technology for the development of technology relating to a specific gene from sunflower intended to promote drought tolerance in crops, which was refer to as Hahb 4. The agreements grant the investors in the aggregate the right to receive 52.8% of the rights and royalties payable to Parent from the successful commercialization of the resulting technology with respect to soybean, wheat and corn.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (1) direct sales to distributors and end-users via our proprietary sales channels, and (2) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products.

Rizobacter

Rizobacter commercializes crop nutrition and crop protection products. With more than 620 distributors across Argentina, Rizobacter is positioned as the local leader for certain products, such as soybean inoculants, seed treatments, adjuvants, and pest baits where it accounts for 26%, 27%, 27% and 50% of the local market, respectively. Additionally, Rizobacter has more than 20 international distributors, increasing our market reach to Brazil, Paraguay and Uruguay.

As of June 30, 2018, sales through the local channel accounted for 80% of our total sales whereas sales through the international channel accounted for 20% of our total sales. In addition to the distribution network sales, Rizobacter directly caters to other businesses, particularly large end-users. Large end-users include growers who have operations of over 10,000 hectares or seed companies that use Rizobacter products in professional seed treatments or for other needs. As of June 30, 2018, sales made directly to companies accounted for 13% of our total sales and sales made directly to large end-users accounted for 14% of our total sales.

Our distribution network is composed of four main warehouses located in Pergamino, Necochea, Paraná and Rio IV. The map below sets forth Rizobacter’s distribution network in Argentina.

Bioceres Semillas

Bioceres Semillas is our proprietary commercial channel for seeds and integrated seed products including leading wheat and soybean varieties, selling to a number of distributors and end-users under the Bioceres Semillas brand. Since 2017, Bioceres Semillas has been operated by Rizobacter. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology to seek a rapid path to market.

Synertech Industrias

Synertech is exclusively focused on the commercialization of micro-beaded fertilizers within the crop productivity segment to major regional distributors, including the distribution networks of both partners (Rizobacter and De Sangosse), taking advantage of both partners’ extensive distribution capabilities. Synertech targets different geographies, at a global level, for product commercialization, including but not limited to major Latin American markets.

Third-Party Channels

We also rely on third-party channels for the commercialization of our proprietary technology and licenses, either directly or through our joint venture companies, to participants in the biotech seed and agro-industrial market. We license such technology to our joint venture partners and large companies active in the biotechnology and agro-industrial space, in each case for incorporation into non-proprietary products and subsequent sale to end-customers. Subsequent sales of any products incorporating our technology generate royalty income.

Third-party channels for commercialization and development of new soybean varieties in Argentina and Brazil include TMG and GDM seeds.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the twelve-month period ended June 30, 2018, we sold our seed and integrated products to customers in Argentina and Uruguay. Our top five customers in our seed and integrated products segment represented 22% of our total revenue in this segment for the twelve-month period ended June 30, 2018. Sales to our grower-shareholders accounted for 5% of our total revenue in our seed and integrated products segment for the twelve-month period ended June 30, 2018. We currently generate revenues in our seed and integrated products segment through the sale of seed treatments, seed packs and seeds products to distributors and end-users. In the future, we intend to sell our seed and integrated products directly to our customers or to third parties as licensors of seed traits, germplasm and/or seed treatments for incorporation into non-proprietary products. Licensing arrangements for use of our HB4 technology provide for pre-commercial payments including, depending on the particular agreement, a technology access fee, milestone fees, and/or annual fees, as well as future commercial royalties based on the income generated by the technology. We expect that the commercialization of EcoSeed products containing our HB4 technology combined with the expected licensing arrangements for use of our HB4 technology in non-proprietary products will expand our seed and integrated products segment.

Crop Protection

In the twelve-month period ended June 30, 2018, sales from our crop protection segment were made to customers in Argentina, South Africa, Brazil, Paraguay, Bolivia and Uruguay. Our top five customers in our crop protection segment represented 17% of our total revenue in this segment for the twelve-month period ended June 30, 2018. Sales to our grower-shareholders accounted for 3% of our revenue in our crop protection segment for the twelve-month period ended June 30, 2018.

Crop Nutrition

In the twelve-month period ended June 30, 2018, sales from our crop nutrition segment were made in Argentina, Brazil, Uruguay, Paraguay and other international markets. Our top five customers in our crop nutrition segment represented 27% of our total revenue in this segment for the twelve-month period ended June 30, 2018. Sales to our grower-shareholders accounted for 1% of our revenue in our crop nutrition segment for the twelve-month period ended June 30, 2018.

Market Opportunity

The information regarding market opportunity for EcoSoy and EcoWheat is not fact and should not be relied upon as being indicative of future results. Readers of this report are cautioned not to place undue reliance on the potential market opportunities. No independent third party has compiled, examined, or performed any procedures with respect to the potential market opportunities related to EcoSoy and/or EcoWheat, nor has any third party expressed any opinion or any other form of assurance on such information or its achievability, and no independent third party has assumed responsibility for, or claimed any association with, the potential market opportunities. Inclusion of the potential market opportunities in this report should not be regarded as a representation by any person that the results contained in the potential market opportunities will be achieved. We do not intend to update or otherwise revise the potential market opportunities to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the potential market opportunities to reflect changes in general economic, industry or technological conditions. Additional information relating to the principal assumptions used in preparing the potential market opportunities is set forth below. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition,” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products in the markets in which we currently operate. Our EcoSeed products, including EcoSoy and EcoWheat, integrate the uniqueness of HB4 stress tolerance into locally-adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the value proposition represented by these products will drive significant growth in this sector of our business.

EcoSoy Market Opportunity

We have analyzed the EcoSoy market opportunity in Argentina and Brazil and, based on the assumptions below, we believe there is an estimated combined target area for EcoSoy of 21.5 million hectares in the two countries. For illustrative purposes, assuming that 60 kilograms of seeds (one and a half 40-kilogram bags) are needed to plant each hectare of soybeans, then our target market opportunity would be an estimated 32.3 million bags of seed that will be needed to plant 21.5 million hectares. The assumptions and estimates underlying the target market opportunities are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the target market opportunity, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the target market opportunity is indicative of our future performance.

We have relied on the below assumptions in estimating the above estimated target area and, number of bags of EcoSoy treated seeds.

We have assumed the estimated target area for EcoSoy of 21.5 million hectares based on the following:

•                       An assumed total soy production area of 53.1 million hectares, 19.4 million hectares in Argentina and 33.7 million hectares in Brazil.

•                       We obtained the official soy production and average yield data of each county in Argentina and Brazil published by the Ministry of Agroindustry of Argentina between 2011 and 2016 and the Brazilian Institute of Geography and Statistics between 2004 and 2013, respectively, including the average yield and total production area data. The figure below shows heat maps for soybean producing counties of Argentina and Brazil:

Sources: Ministry of Agroindustry of Argentina and Brazilian Institute of Geography and Statistics (IBGE).

We used the average yield data of each county to obtain an expected yield benefit for each county. We then used the average soybean price for the ten-year period ending in 2016 to transform the expected average yield benefit of each county into an expected average dollar value creation, or Expected Benefit. For example, if EcoSoy had a premium of US$15 per hectare when compared to a conventional soybean seed, then in counties where the Expected Benefit is less than US$60 per hectare we would consider adoption as unlikely. Likewise, we would consider counties where the benefit is equal or greater than US$60 per hectare to be within the EcoSoy target area. We assume a US$15 premium for EcoSoy based on pricing analysis suggesting revenues would be maximized if the premium were set at US$15. Aggregating the average production areas of all counties in Argentina and Brazil with an Expected Benefit equal or greater than US$60 per hectare gives an estimated target area for EcoSoy or 21.5 million hectares. The figure below illustrates the forgoing example.

•                       To estimate the expected yield benefit of EcoSoy varieties we used our field trial data set comparing the performance of HB4 soy with a similar non-HB4 variety in multiple environments and seasons. This data set allows us to perform a regression analysis between two series: (i) average yield of the non-HB4 variety (i.e., the wild type), and (ii) the expected yield benefit obtained in the HB4 variety (P<0.05). Using this regression equation, we are able to estimate an expected yield benefit in environments with different average yield levels for non-HB4 materials.

•                       We used the average soybean price between 2007 and 2016 of US$424 per ton or US$11.7 per bushel, according to the International Monetary Fund, to estimate expected average yield benefit of the HB4 soybean variety in U.S. dollar terms.

Currently, we price our conventional soybean at US$22 per bag.

EcoWheat Market Opportunity

We have analyzed the EcoWheat market opportunity in Argentina and, based on the assumptions below, we believe there is an estimated combined target market opportunity for EcoWheat of 3.6 million hectares, five to seven years after launch, if the wheat growing areas of Brazil, Paraguay, Uruguay and Bolivia are subject to the same analysis and assumptions below. For illustrative purposes, assuming that 100 kilograms of seeds (two and a half 40-kilogram bags) are needed to plant one hectare of wheat, then an estimated 9 million bags will be needed to plant 3.6 million hectares.

We have relied on the below assumptions in estimating the above estimated target area and potential revenue opportunities. The assumptions and estimates underlying the target market opportunities are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the target market opportunity, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the target market opportunity is indicative of our future performance.

We have assumed the estimated target area for EcoWheat of 3.6 million hectares based on the following:

•                       An assumed total wheat production area of 8.2 million hectares.

•                       We obtained the official wheat production statistics of each county in Argentina published by the Ministry of Agroindustry of Argentina between 2011 and 2016, including the average yield and total production area data. The figure below shows heat maps for wheat producing counties of Argentina:

Source: Ministry of Agroindustry of Argentina.

•                       We used the average yield data of each county to obtain an expected yield benefit for each county. We then used the average wheat price for the ten-year period ending in 2016 to obtain the Expected Benefit. For example, if EcoWheat had a premium of US$20 per hectare when compared to a conventional wheat seed, then in counties where the Expected Benefit is less than US$80 per hectare we would consider adoption as unlikely. Likewise, we would consider counties where the benefit is equal or greater than US$80 per hectare to be within the EcoWheat target area. Aggregating the average production areas of all counties in Argentina with an Expected Benefit equal or greater than US$80 per hectare gives an estimated target area for EcoWheat of 2.2 million hectares. The wheat growing areas of Brazil, Paraguay, Uruguay and Bolivia together account for an additional 3.0 million hectares. Assuming similar value creation values and adoption percentages to the ones calculated for Argentina, we estimate a target area of 1.4 million hectares in these additional geographies. Therefore, the combined EcoWheat target area is estimated in 3.6 million hectares. The figure below illustrates the forgoing example:

•                       Publicly available wheat production data for Brazil (2.1 million hectares), Paraguay (0.6 million hectares), Uruguay (0.2 million hectares) and Bolivia (0.1 million hectares) from Foreign Agricultural Service/USDA.

•                       To estimate the expected yield benefit of EcoWheat varieties we used our field trial data set comparing the performance of HB4 wheat with a similar non-HB4 variety in multiple environments and seasons. This data set allows us to perform a regression analysis between two series: (i) average yield of the non-HB4 variety (i.e., the wild type), and (ii) the expected yield benefit obtained in the HB4 variety (P<0.1). Using this regression equation, we are able to estimate an expected yield benefit in environments with different average yield levels for non-HB4 materials.

•                       We used average wheat price between 2007 and 2016 of US$229 per ton or US$6.4 per bushel, according to the International Monetary Fund, to estimate expected average yield benefit of the HB4 wheat variety in U.S. dollar terms.

Currently, we price our conventional wheat seed at an average price of US$20 per bag.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments. The crop productivity sector is highly competitive and includes large companies, such as Monsanto Company, Bayer, DuPont Pioneer, Dow Agrosciences, Novozymes, and Syngenta AG, as well as other smaller companies. In order to provide customers with the most advanced products, companies in the crop productivity sector must continuously invest substantial resources in the development of seeds, seed traits and agronomic methods and products. Large companies that have access to a broad range of germplasm as a platform for trait commercialization have a key competitive advantage in this sector. Despite Rizobacter’s leading position in the local inoculant sector, it is a highly competitive market. In 2011, Novozymes acquisition of Nitragin positioned it as the second largest player in the sector, representing a 15% market share according to internal projections. Similarly, Bayer’s acquisition of Biagro in 2014 positioned it as the fourth largest player in the sector, representing a 7% market share according to internal projections. Other important competitors include Nova and Becker Underwood, each of which represents a 11% or less market share according to internal projections.

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our seed traits from other companies, such as Evogene Ltd., that engage in R&D and license technology to customers. We also face competition for our proprietary germplasm from other seed producers who produce their own germplasm, such as Don Mario.

We believe that the key competitive drivers in the crop productivity industry are proven performance, customer support and value of the product, which encompasses the price of the seed as well as pre- and post-sale support to secure overall customer satisfaction. We believe that our long track record as a technology provider as established through the Rizobacter group of brands, our strong personal relationships with growers in Argentina, and our reputation for using advanced science and technology in the development of innovative products provide us with a strategic advantage in the markets in which we participate. As a result of the integrated and specialized products and services we offer, our principal competitors are, in many instances, some of our third-party collaborators, joint venture partners and clients. We believe that in order to stay competitive and maintain our leadership position we must continue to offer access to market-ready platforms to our third-party collaborators, joint venture partners and clients in order to achieve their R&D goals.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain intellectual property and proprietary protection of our products and technology related to our business, defend and enforce our intellectual property rights (in particular our patent rights, plant variety, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

We seek to protect our proprietary products, technology and trade secrets, in part, by entering into confidential disclosure agreements with our employees, consultants and potential and actual third-party collaborators. By protecting our proprietary technologies, we are able to offer our customers and partners unique products that they cannot obtain from our competitors and to limit our competitors from using technologies that we have developed or exclusively licensed from other parties.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Our licensed patents for the HB4 family expire in 2033, for the Coxc5-1 family in 2025 and for the HB10 family in 2026. We are the exclusive licensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2030; TREF technology patents which expire in 2028; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology, which expires in 2028; HarvXtra™ Alfalfa with Roundup Ready® Technology, a reduced lignin technology, which expires in 2032, Intacta RR2 PRO technology which expires in 2032; and ZFP® technology which expires in 2033.

In 2003, we entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral under which they became equal owners of the patents derived from their research activity regarding the Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, that was subsequently amended in 2010, we financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than the commercialization of a promoter element used in connection with our HB4 modified gene trait, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

In 2012, we entered into a separate agreement with CONICET and the National University of the Litoral for the ownership and licensing rights of additional patents for development of our modified HB4 gene trait, which we refer to as the 2012 HB4 patents. Pursuant to this agreement, we own 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted us an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with the terms of the agreement.

Our patents or patent applications generally relate to compositions of matter for DNA and protein sequences, plants, plant parts and enzymes, and methods of improving plants and bacteria. We continue to file new patent applications and the main countries in which we seek patent protection are in the United States, Brazil, Argentina, Australia, India, China, Mexico and certain other countries in South America and Europe.

As of the date of this report, we, in our capacity as either title holder or licensee (either as exclusive or non-exclusive licensee), have 210 patents and patent applications concerning technologies such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies and herbicide resistance. Certain of these technologies are currently protected through our own or exclusively licensed approximately 25 patents and 17 patent applications. We have also licensed 168 patents and patent applications linked to seed traits such as NUE and WUE technologies, herbicide resistance, Intacta technology and ZFP® technology for use in our products. In some instances, our licenses are limited in terms of duration, geography and/or field of use.

The discovery phase of our R&D process is based largely on collaborations with governmental agencies and scientific institutions, such as CONICET, the University of Illinois, the National University of the Litoral and various research universities throughout the world. See “—The Technology Sourcing and Product Development Timeline and Process.” After we determine that we have discovered a new trait, trait composition, industrial enzyme, or a production methodology, we file a PCT patent application under the PCT. The PCT application allows an applicant to file one single application to seek protection for an invention in 152 countries throughout the world.

Within 18 months of the PCT filing, we file national applications in the countries in which we would like to seek protection. The main PCT countries in which we file in addition to the United States include Brazil, Australia, India, China, Mexico and certain other countries in South America and Europe. For non-PCT countries such as Argentina, Uruguay and Paraguay, a national filing is made at the same time as the PCT filing or 12 months after the PCT filing.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the RNC and/or the Registro Nacional de Propiedad de Cultivares for 27 wheat varieties, 18 soybean varieties, five alfalfa varieties, four corn varieties and two sunflower varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration with the RNC and the Registro Nacional de Propiedad de Cultivares for 13 soybean varieties, two wheat varieties, two amaranth varieties and 17 alfalfa varieties. We have also received the registration for seven soybean varieties and one wheat variety in Uruguay and one soybean variety in South Africa. We are currently seeking registration for four additional wheat varieties in Uruguay.

We seek to protect our non-patent intellectual property such as know-how and regulatory data through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 42 trademarks and 18 trademark applications in Argentina, Brazil, the United States and Uruguay, including Bioceres, HB4, ECOSEED and SPC. Rizobacter has 346 trademarks and applications in Argentina and 268 trademarks and applications abroad, in Brazil, China, the United States, Uruguay, Turkey, Pakistan, Paraguay, Peru, Mexico, Colombia, Chile, Canada, Bolivia, South Africa, India and the EU. These include RIZOBACTER, RIZOSTAR, RIZOOIL, SIGNUM which is a single-component bio-inducer for soybeans that maximizes soybeans’ ability to generate nitrogen, RIZOSPRAY Extremo which is a last generation adjuvant that enhances the effects of the active ingredients to be sprayed on crops, RIZOFOS which increases the availability of phosphorus in soil and acts favorably on root development, RIZOLIQTop which is a bacterial inoculant that boosts metabolic and physiological performance of bacteria, RIZOPACK which includes integrated products that deliver a combination of seed therapies and / or bacterial protectants and RIZODERMA, a Trichoderma harzianum based fungicide.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan in an ongoing effort to protect our intellectual property.

Government Regulation

We are subject to agriculture, health and the environmental regulations in the countries in which we operate. We must obtain and comply with various permits and licenses from government authorities and municipalities in the jurisdictions in which we operate. The laws and regulations we are subject to will continue to evolve as there are advances in biotechnology and our other businesses.

Employees

As of September 30, 2018, we had 389 employees, of which 6.9% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	As of September 30, 2018	As of June 30,		As of December 31, 2016

Management, administrative and sales	362	346	338	319
Research and development services	27	38	39	38
Total	389	384	377	357

Facilities

Bioceres is headquartered in Rosario, Argentina. Rizobacter’s main facilities are located in Pergamino and include a fermentation plant, laboratories and offices spanning 135,600 square feet; a warehouse of 253,500 square feet; and a tolling plant of 53,800 square feet. The 92,000-liter fermentation plant has a daily capacity of 200,000 doses of inoculants. Rizobacter also owns storage and manufacturing facilities in Brazil and Paraguay.

Synertech owns a 257,600 square-foot plant in Pergamino with a production capacity of 50,000 tons of micro-beaded fertilizers annually.

Insurance

We maintain customary insurance policies that we consider to be in line with market practice and adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), civil liability, fire, theft, car, transport, credit, work injury risk and bond insurance entered into in connection with grants received. We do not maintain product liability insurance coverage.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we are involved in one material legal proceeding, as described below, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 665,078 of the UAC shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Bioceres’ Acquisitions—Certain of the Rizobacter shares are subject to a judicial injunction.”

Recent Developments

Preliminary financial information for the quarter ended December 31, 2018 and open market purchase of UAC shares

The following preliminary financial information for the three-month period ended December 31, 2018 is based solely on Bioceres management’s estimates, reflecting currently available preliminary information and remains subject to Bioceres’ consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates for the three-month period ended December 31, 2018. The preliminary financial information set forth below has been prepared by, and is the responsibility of, Bioceres’ management. Bioceres’ independent auditor, Price Waterhouse & Co. S.R.L. has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary financial information. Accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect to, the preliminary financial information set forth below.

The preliminary financial information set forth below is not a complete presentation of Bioceres’ financial results for the three-month period ended December 31, 2018. Bioceres’ unaudited combined financial statements as of and for the three and six-month periods ended December 31, 2018 may differ materially from the announced results set forth below. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” and “Cautionary Note Regarding Forward-Looking Statements.” The following preliminary financial information should be read together with “Item 5. Operating and Financial Review and Prospects,” the historical audited combined financial statements of Bioceres and the accompanying notes included elsewhere in this report.

On January 15, 2019, Bioceres announced unaudited revenues of US$62.6 million for the quarter ended December 31, 2018, which represents a 33% increase from the corresponding period in 2017. The adjustments and the translation mechanism from the application of IAS 29 had a positive impact in revenues of US$8.7 million during the quarter ended December 31, 2018.

In addition, UAC’s initial shareholders prior to the IPO and their affiliates (collectively, the “Sponsor”) announced the intention to make open market purchases of up to US$3 million of UAC’s ordinary shares, rights and/or warrants. It was announced that the actual number of shares, rights and/or warrants which will be purchased, and the timing of such purchases, will be determined by the Sponsor, and the price for the securities will be the market price at the time of the purchases. It was anticipated that any such purchases will be made in accordance with the applicable provisions of SEC’s Rule 10b-18, to the extent applicable. On February 22, 2019, Juan Sartori, a director and major shareholder of Union, purchased 24,000 ordinary shares at US$5.87 per share.  On March 4, 2019, Mr. Sartori purchased 23,200 ordinary shares at US$5.77 per share and 31,450 ordinary shares at US$5.85 per share. On March 14, 2019, Mr. Sartori purchased 1,580 ordinary shares at US$7.03 per share and on March 7, 2019, Mr. Sartori purchased 4,670 ordinary shares at US$7.58 per share, which increased the number of shares held by him to 1,704,854, representing approximately of 4.7% of our ordinary shares.

Potential issuance of bonds

On February 26, 2019, the board of directors of Rizobacter held a meeting and approved the holding of a shareholder meeting on April 4, 2019, in which the shareholders will be asked to approve the issuance of non-convertible privately placed bonds, in an amount up to US$16 million. The bonds will be secured by certain pledge and mortgage agreements. The bonds will be issued in reliance on Regulation S under the Securities Act.  It is expected that the proceeds therefrom will be used for working capital purposes.

Side Letter to Exchange Agreement

In connection with the business combination, UAC entered into a Letter Agreement, dated as of March 14, 2019 (the “Letter Agreement”), by and between UAC, Joseph J. Schena, solely in his capacity as representative of the holders of the ordinary shares of UAC prior to the closing of the business combination (the “Pre-Closing Union Representative”) and Bioceres LLC, amending certain terms of the Exchange Agreement.  Pursuant to the Letter Agreement, among other things, UAC, at the direction of Bioceres LLC, agreed to deliver at the closing of the business combination, the following ordinary registered shares of UAC (“Registered Shares”) which Bioceres LLC would otherwise be entitled to receive pursuant to the terms and conditions of the Exchange Agreement: (i) 1,000,000 Registered Shares, via deposit and withdrawal at custodian (DWAC), to Deutsche Bank Trust Company America (the “Custodian”), to be held by the Custodian on behalf of the shareholders of Bioceres S.A., as beneficial owners; (ii) 579,929 Registered Shares to the persons and in the amounts set forth on Schedule 1 thereto, in exchange for an equal number of unregistered ordinary shares of UAC delivered by the persons set forth on Schedule 1 to the Share Transfer Agreement (as defined below) and pursuant thereto, to Bioceres LLC, subject to customary restrictions on transfer applicable to privately held and/or control securities; and (iii) 4,736,736 Registered Shares in the amounts set forth on Schedule 2 thereto as consideration payable to the Grantors for our exercise of the Rizobacter Call Option pursuant to the Rizobacter Call Option Agreement.  In exchange for the delivery of 4,736,736 Registered Shares to the Grantors that Bioceres LLC would otherwise be entitled to receive pursuant to the terms and conditions of the Exchange Agreement, UAC Agreed in the Letter Agreement to deliver an equal number of unregistered ordinary shares of UAC held in treasury to Bioceres LLC.

Share Transfer Agreement

In connection with the business combination, UAC entered into a Share Transfer Agreement, dated as of March 14, 2019 (the “Share Transfer Agreement”), by and between the persons and entities listed on Schedule 1 and without duplication, Schedule 2 thereto (collectively, the “Founders”) and Bioceres LLC, pursuant to which, (i) in connection with the transactions contemplated by the Side Letter, the Founders set forth on Schedule 1 to the Share Transfer Agreement have agreed to transfer to Bioceres LLC in the aggregate 579,929 unregistered ordinary shares held by such Founders, in the amounts set forth opposite each such Founder’s name on Schedule 1 in exchange for an equal number of Registered Shares; and (ii) as additional consideration payable to Bioceres LLC in connection with the business combination, the Founders set forth on Schedule 2 to the Share Transfer Agreement have agreed to transfer to Bioceres LLC in the aggregate 862,500 unregistered ordinary shares held by such Founders, in the amounts set forth opposite each such Founder’s name on Schedule 2.

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets, providing us with a profitable growth trajectory. Our key competitive strengths include:

Premier Agricultural Solutions Provider with Flagship Position in Latin America

As the first non-governmental Latin America-based entity with an approved GMO event in a major global crop, we consider ourselves to be the pioneer in the agricultural biotechnology industry in Latin America. We have a combined experience of 42 years, which has allowed us to become and maintain our position not only as a reference entity for governmental agencies and policy-makers, but also as a leading choice for partnerships with global conglomerates. We have helped define regulations for gene editing and new breeding technologies as well as formulate intellectual property guidelines and legislation for our industry. We are a founding member of the Argentine Chamber of Biotechnology and one of a handful of selected companies collaborating with the Argentine Department of Science, Technology and Productive Innovation in the design of research grants aimed at our sector. We are a frequent and leading participant in all major forums dedicated to our industry and a prominent representative of our sector.

Proven Platform with a Successful Track-Record in Sourcing, Developing and Commercializing Key Biotechnologies

With our combined 42 years of experience, we and our subsidiaries have created our proprietary platform for sourcing, validating, developing and bringing key technologies and products to commercialization.

We source our technologies and products through various partnerships, collaborations and long-standing relationships with research institutions and scientists. We are the strategic partner of various institutions including CONICET for the development of multiple GM trait leads, Danziger Innovations for the development of modified gene lines in soybeans as well as quality and protection traits and the University of Illinois for the development of herbicide tolerance technology for alfalfa and soybeans, among others. We have also entered into various collaborative product development and distribution agreements including with: (a) Forage Genetics for enhanced alfalfa with herbicide resistance technology; (b) Dow AgroSciences for the development of new seed traits in soybeans; (c) Momentive for adjuvants; (d) Syngenta for new seed treatments; and (e) Valent BioSciences for the microbials in the United States, among others.

We manage our product development via various joint ventures and partnerships with leading participants in the global agriculture sector. We focus our efforts on developing products and technologies that address the specific requirements and demands of our global customer base and for some of the most globally prolific crops, such as soy and wheat, among others.

We have access not only to the largest distributors, co-ops and dealers, but also to end customers through our well-established subsidiaries, divisions, partnerships and our shareholders. By selling our proven genetics, seed and seed treatments on a branded basis, we believe we will continue to further strengthen our brand and grow our position in Latin America.

Capital-Efficient, Risk Mitigated Development Model

Development and regulatory approval for our products and technologies requires a highly evolved and complicated process that can last between 12 to 14 years. Furthermore, capital allocation requirements can be onerous due to the expensive discovery activities usually associated with life sciences research and the strict requirements for regulatory approval that are imposed on GM crops and technologies.

Through INDEAR, we believe that we have created a highly-competitive and capital efficient, independent platform for developing such products and technologies in Latin America. We consider INDEAR to be the go-to partner for advanced validation of promising research leads developed by local research institutions in Argentina, most of which do not have the necessary capabilities for this purpose. As advanced validation initiatives are funded often by existing government programs, INDEAR is able to reduce its capital exposure at this high-risk stage of the R&D process.

Upon technology validation, we enter into joint ventures, partnerships and collaborative agreements with industry participants that agree on the merits of a new technology and pursue the business opportunity jointly with us. Partnering with others in this stage of the R&D process allows us to reduce our capital exposure while retaining a controlling interest in the product or technology under development. By co-funding projects at an average investment ratio of four dollars from partners to one dollar that we invest, we further reduce our financial burden and risk from product development activities while also increasing our ability to develop multiple products.

We enjoy a competitive advantage in commercializing our products as we are able to leverage our strong industry relationships to bring our products to market faster than our competitors. We also facilitate the use of our technologies through licensing agreements and partnerships with global industry leaders, particularly in new markets with expanded regulatory requirements.

Patented and Well-Established High Impact Technologies and Integrated Products and as a Robust Pipeline of New Products and Technologies at or Close to Commercialization Phase.

We offer integrated products, such as our Rizobacter insignia Pack products, and we are currently developing our EcoSeed product. The EcoSeed combines germplasm, traits, biologicals and chemical components into a single product to improve overall crop yields. We will support our customers through an ag-tech platform that can provide a range of solutions including: cop evolution monitoring, localized weather analysis and accurate agronomic recommendations, satellite monitoring and fleet monitoring, geo-referenced crop scouting and crop re-plant insurance.

We believe that our patent and trademark portfolio for plant-related biologicals is amongst the most competitive in South America. As of June 30, 2018, we have identified and sought patent protection in our capacity as either title holder or licensee, either as exclusive or non-exclusive licensee, to 210 patents or patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. We usually seek patent protection in the largest global markets for our products and technologies, including, the United States, Brazil, Argentina, China, India, Mexico, Australia and certain other European and South American countries.

We have registrations in Argentina for 27 wheat, 20 soybean and 4 corn varieties and are also seeking registration for an additional 13 soybean and 2 wheat varieties. Our subsidiary Rizobacter has 346 trademarks and applications in Argentina and 268 trademarks and applications globally.

We also have a robust and innovative portfolio of products and technologies for all stages of crop development. Many of these technologies are at or close to the commercialization phase, such as EcoSoy, EcoWheat and HarvXtra™ Alfalfa products. This year we launched a new bio-fungicide for soybean seed treatment and a new abiotic stress tolerant inoculant for soybeans. By 2019, we expect to launch seed traits for wheat, soybean and alfalfa, seed treatments for wheat and soybeans, biocontrol products such as new bio-fungicides for wheat seed treatment, which will increase resistance mitigation, the EcoSeeds integrated product, which we expect to increase yields by up to 10%, and a bioadjuvants product, which is a microbially enhanced adjuvant with improved environmental footprint. By 2020, we expect to launch new seed traits for soybeans, and microbially-enhanced fertilizers and biofertilizers for a variety of crops, which we expect will increase yields and mitigate environmental effects. By 2021, we expect to launch wheat and soybean seed treatments and seed traits for soybean and alfalfa crops. For each of the years from 2018 to 2022, we expect to launch germplasms for wheat and soybean.

Unique Ownership by Key Industry Influencers Leading to Early and Broad Adoption of Technologies and Products

The current ownership structure of our parent company is composed of more than 300 shareholders, including some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Our parent company shareholder structure also includes founding members of the Argentine Association of No-Till Producers (La Asociación Argentina de Productores en Siembra Directa) (“AAPRESID”) and leading members of the Argentine Association of Regional Consortiums for Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola) (“AACREA”). These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provides us with a highly desired early stage testing platform that allows us to receive direct market feedback in the testing process to vet and facilitate faster market penetration.

Highly Accomplished Management Team with a Unique Blend of Technical and Commercialization Experience and the Ability to Identify and Integrate Key Acquisitions

We believe we have a strong management team with a unique blend of executive, managerial, technical, commercialization and acquisition experience. We are able to leverage the experience of our management team not only to efficiently source and develop our technologies and products, but also to leverage their vast experience in commercial production, distribution, navigation of intellectual property requirements and inorganic acquisitions to strategically grow our business.

Our Growth Strategy

Our long-term growth strategy is based on an open-architecture approach to technology origination, identifying and accessing promising technologies from third parties, as well as forming strategic and capital-efficient partnerships that leverage each party’s strategic strengths and capabilities to more quickly bring innovations to market. Our near-term growth strategy includes the following:

Continue to Lead Development and Commercialization of New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of crop productivity solutions by consolidating our position in biological assets, including microbial, seed traits and germplasm assets, and continuing to pursue an integrated approach in the development of superior yielding products. We intend to expand upon our direct reach to customers by offering additional high demand technologies, such as digital farming solutions and direct-to-consumer retail, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value opportunities.

Scale-Up Production of Rizobacter Products to Accelerate Penetration in Local and Regional Crop Nutrition Markets

We have invested significant capital in future developments of specialty fertilizers and have completed the construction of our micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and is expected to supply high-demand specialty fertilizers in Argentina and neighboring countries. Through our acquisition of Rizobacter in 2016, we also have a sub-license for Microstar, the leading brand in micro-granulated fertilizers granted to Synertech by our commercial partner De Sangosse.

Commercial Launch of Seed Traits and EcoSeed Products to Drive Penetration in Local and Regional Integrated Seed Market

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products that represent a superior value proposition, with an initial focus on Latin America. EcoWheat and EcoSoy seeds integrate the uniqueness of HB4 stress tolerance into locally-adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for EcoSeed customers and will drive significant growth in this segment of our business. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenues as this landmark technology is more broadly adopted through strategic partnerships and third-party channels. We have recently received regulatory approval for the commercialization of the HarvXtra™ Alfalfa with Roundup Ready® technology developed by Forage Genetics International.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We consider ourselves to be a global leader in the biological market and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, and more recently, India, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets. We expect international growth to be driven initially by continued growth in our historical biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions in the future. In the medium-term, we expect to leverage our leading distribution network to bring our integrated seed products and other crop protection and nutrition solutions to all of our current and target markets.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue working with our collaboration partners to bring our products to customers in key markets. We also plan to continue pursuing acquisitions and in-licensing opportunities to gain access to validated and important later stage products and technologies that we believe to be a strategic fit for our business.

Industry Overview

Global Industry Overview

We develop, produce and/or formulate: germplasm, seed traits, seed treatments, biological and microgranulated fertilizers, specialty insecticides and fungicides and adjuvants. Our key geographical end-markets include Argentina, which is the third largest market for agricultural biotechnology products, Brazil and the rest of Latin America, the United States, China and India. We sell our products in more than 25 countries globally. Our products and technologies have applicability across a wide variety of crops, including some of the most globally prolific crops such as corn, soy, alfalfa and wheat.

Demand for crop yields from agricultural lands are seeing a dramatic increase as a result of increasing global population, an expanding middle class, trend towards urbanization, decrease in agricultural land per capita, demand for reduced use of environmentally harmful chemicals and an increase in unfavorable weather patterns for farming. This demand cannot be met by conventional farming alone. Agricultural biotechnology products are the only currently viable avenue available to meet this expected high demand in crop yields.

According to the USDA, global demand for grains increased by more than 57% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010. Furthermore, according to the OECD and the Food and Agriculture Organization of the UN (“FAO”), this demand is expected to increase another 20% by 2020 reaching 2.6 billion metric tons. The increase in demand is primarily driven by population growth in developing countries and an expanding middle class. Also, according to the OECD and the FAO, global population is projected to increase from 7.3 billion in 2016 to 8.2 billion in 2025, with almost all of this increase occurring in developing countries. Also, the OECD estimates that global middle-class population is expected to grow from 1.8 billion people in 2009 to 3.2 billion people by 2020 and 4.9 billion people by 2030. As household incomes rise, demand for protein-rich diets often increases and this drives additional demand for grains. The trend toward urbanization is also causing a large drop in arable land available per capita. The FAO estimates that ratio of arable land to population has declined by over 50% from 1962 to 2010. As a result of this, according to a report from Statista, the number of people fed per hectare is expected to increase by 100% from 2.3 to 5.6 people fed per hectare from 1960 to 2020.

The chart below sets forth the arable land per person over periods indicated.

Arable Land per Person Over Time

In addition to reducing available land for farming, urbanization leads to a change in dietary tendencies. According to the International Service for the Acquisition of Agribiotec Applications (“ISAAA”), the shift on the composition of diets towards more meat consumption has led to an increase in demand for feed grains. The transition also increases demand of open land for cattle raising and grazing, making arable land increasingly scarce. The finite availability of arable land has driven the growth in demand of high yielding agriculture products in order to supply the demand while utilizing less hectarage.

Due to the location of the remaining arable land worldwide and its uneven distribution, certain regions have been driven to produce a larger proportion part of the required supply. As these trends continue South America will present an interesting opportunity for developing and exporting crops, to meet growing demand. For example, according to the USDA, soybean demand is expected to grow over 4% in 2018, with Asia accounting for almost half of that demand and dependent on exports from other countries. According to the USDA Brazil accounted for over 40% of soybean exports over the last five years.

The U.S. EPA has validated that more extreme temperature and precipitation can prevent crops from growing. Dealing with drought could become a challenge in many areas, and although increased irrigation might be possible in some places, in other places water supplies may also be reduced, leaving less water available for irrigation when more is needed. According to the U.S. Global Change Research Program, climate disruptions to agricultural production have increased in the past 40 years and are projected to increase over the next 25 years. By mid-century and beyond, these impacts will be increasingly negative on most crops and livestock.

The charts below set forth fresh water resources per capita and carbon dioxide emissions per capita over time.

Sources: Worldbank and U.S. Department of Energy Office of Science.

These trends will continue to drive growth in the global agriculture sector. The USDA reported global demand for grains increased by more than 57% from 1.4 billion metric tons to 2.2 billion metric tons in 2010. Furthermore, according to the OECD and the FAO, this demand is expected to increase by an additional 20% by 2020 reaching 2.6 billion metric tons.

The agricultural sector is of key importance to Argentina. According to the 2017 CIA Factbook, 10.9% of the country’s GDP originates from agriculture and approximately 54% of land has a connection to the agricultural sector (arable land 13.9%; permanent crops 0.4%; permanent pasture 39.6%).

Due to the importance of the sector, the administration led by Mauricio Macri, in office since December 2015, has enacted favourable policies focused on growth for agricultural exports. On December 29, 2015, the government eliminated the export permit system known as the Register of Export Operations, or ROEs, for grains and oilseeds, along with significant reform to export taxes. ROEs were used as export declarations and were allotted based on discretionary government quotas causing restrictions on exports. The removal of these export restrictions and reduction in export taxes are expected to encourage higher production and further innovation. Per the USDA’s October 2017 report, Argentina is the third largest producer and exporter of soybeans and Argentina soybean exports are projected to increase from 7.0 million metric tons in October 2017 to 8.0 million metric tons in October 2018.

The by crop charts below set forth the harvest and production profile in Argentina:

Argentine Harvest and Production Profile

Sources: Argentine Ministry of Agriculture, Livestock and Fishing.

According to ISAAA, conventional crop technology alone cannot address this immense demand or feed the increase in population. Sustainable approaches using the best of conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology are required in order to increase crop productivity enough to meet the growing demands associated with the increase in population. The last 20 years of commercialization of biotech crops has confirmed that biotech crops have and can deliver substantial agronomic, environmental, health, economic and social benefits. The rapid adoption of biotech crops reflects the multiple substantial benefits realized globally and in the last 20 years, with an accumulated 2 billion hectares of biotech crops grown commercially. Furthermore, in many countries, the adoption rate for biotech crops has reached over 90% for major products in principal markets in both developing and industrial companies.

Sustainable approaches using top of the line conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology is required to meet crop productivity demands. The last 20 years of commercialization of biotech crops has confirmed that these have and can deliver substantial agronomic, environmental, health, economic and social benefits. More than 18 million growers in 26 countries have experienced the benefits of biotech crops, including increasing productivity, conserving biodiversity, ability to be self-sufficient on available arable land, mitigating negative impacts of climate change and overall improvement of their economic situation.

According to ISAAA, in most countries adoption for biotech crops has reached over 90% for major products in principal markets in both developing and industrial countries. Globally accumulated hectarage of planted biotech crops have reached over 2 billion worldwide over a period of 20 years, with developing countries leading the growth over the last five years, accounting for 53% of the global biotech hectarage growth in 2017.

According to ISAAA, biotech crops were present in only 24 countries as of 2017, presenting a significant long-term growth opportunity in the sector as demand continues to rise. Approximately, 19 of the countries with biotech crops are considered developing markets. In these countries, the estimated yield gaps exceed 50%, presenting a significant opportunity for improvement. Large agricultural companies, as well as smaller independent research firms, have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales. Phillips McDougall, an industry consultant, estimates the market for GM seeds to be US$20 billion in 2016. ISAAA states that 190 million hectares were planted with GM crops in 2017.

The map below sets forth the global biotechnology crop hectarage in 2016:

Global Biotech Crop Hectarage (2017)

In 2017, according to ISAAA, corn and soybeans represented a majority of the seed biotechnology market, making up approximately 87% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds with more than 150 million hectares under production of biotech crops. As of 2017, the adoption of GM varieties is above 90% for soybean, above 80% for corn and above 65% for cotton. In Argentina, approximately 24 million hectares of biotech crops were planted in 2017 with virtually 100% of soybean, 97% of corn and 95% of cotton hectares utilizing biotech varieties. Historically, the Argentine market has been quick to adopt biotechnology as a result of concentrated nature of farm groups as well as comfort with fast commercialization of new GM varieties.

The chart below sets forth the global adoption rates for different crops in 2017:

The most attractive trait in biotech seeds for growers is herbicide tolerance, which accounts for approximately 47% of all seeds used. However, demand for stacked seed traits continue growing and accounted for 41% of seeds in 2017. The same number was registered on 2016 but related to a smaller planting area of biotech crops (185 MHa on 2016 and 190 MHa on 2017). As more stacked traits seed varieties become available growers will shift towards these to increase profitability. In response to this shift, technology developers are currently focused on stacked traits seeds, which represented 70.8% of the total 176 of approved events during 2017.

The charts below set forth biotechnology crops by trait:

The aggregate economic benefits of biotech crops in the last 21 years account for on incremental US$186.1 billion to growers, according to ISAAA. Over 50% of these gains were in developing countries and the United States, Argentina and India were the top three beneficiaries.

Based on its economic gain to growers and the rest of the agricultural supply chain, biotech crops have been the fastest adopted agricultural technology over the last twenty years, increasing productivity by an aggregate 574 million tons.

Historically, the Argentine market has swiftly adopted biotechnology as a result of concentrated farm groups as well as comfort with the fast commercialization of new GM varieties. Adoption of GM crops in Argentina began in the mid 1990’s with the herbicide-tolerant soybean. The country is in an early adapter and is considered one of the six Founder Biotech Crop Counties alongside countries like the U.S., China and Canada.

As previously mentioned, Argentina is one of the top three countries in terms of global share of planted biotech seed hectares, with approximately 12% of total global planted hectarage. In 2017, approximately 24 million hectares of biotech crops were planted, comprised of 18.1 million hectares of soybean, 5.2 million of corn and 0.25 million of cotton accounting for virtually 100% of soybean, 97% of corn and 95% of cotton hectares utilizing biotech varieties.

The graph below reflects the adoption rates of GM crops in Argentina for the periods indicated:

Adoption Rates of GM Crops in Argentina

Source: USDA Foreign Agricultural Service

In the United States, which is the top producer of biotech seeds, 75 million hectares were planted using biotech crops in 2017. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to 90% peak penetration in ten years driven by overall yield and productivity improvements of specific seed traits as well on-going consumer education and resulting acceptance.

The graph below reflects the adoption rates of GM crops in the United States for the periods indicated:

Adoption Rates of GM Crops in the U.S.

Due to this early adoption of technology and its leading position in the biotech market, Argentina has developed one of the first and most recognizable regulatory systems for Genetically Engineered (GE) events. CONABIA has been recognized by FAO as “Center of Reference for the Biosafety of GE Events”; since its creation CONABIA has reviewed over 1,500 permit applications. The Secretary of Agroindustry remains committed to the technological development and improvements of bureaucratic processes for agricultural biotechnology. During 2012, the system was revamped to reduce approval time for new events to 24 months from 42 months, allowing for continued innovation and reduced bureaucracy in the system.

According to the USDA, although Argentina is a major producer and exporter of agricultural biotechnology products, it faces regulatory challenges in providing adequate protection of intellectual property (“IP”) rights for agricultural biotechnology. Current regulation provides growers protection from repercussion if a seed is saved or replanted. Newly proposed legislation introduced in October 2016 looks to address companies’ seed IP by allowing seed companies to attempt to collect under the Patent Law from non-exempt producers for up to three years after the initial purchase.

The global seed market has grown an 85% in ten years up to US$37 billion in 2016 from US$20 billion in 2006 per a 2017 report by Phillips McDougall. Also, GM seeds have grown in prominence, representing up to 55% (US$20 billion) in 2016 growing from only 29% (US$6 billion) of the global market in 2006. This increase of more than 330% in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology. In response, the Company is strategically targeting the GM seed and integrated seed submarket for its high growth potential.

The graph below reflects the increase in the global seed market and the penetration of biotechnology crops for the periods indicated:

Global Seed Market & Penetration of Biotech Crops

Source: Phillips McDougall, 2017.

The graph below reflects global biotechnology sales by crop and area of biotechnology crops by country:

Global Biotech Sales by Crop and Area of Biotech Crops by Country

Source: ISAAA, 2016.

Syngenta, our joint venture partner and a global leader in crop protection, estimates that the global market for agrochemical products, including crop protection products such as high-tech adjuvants, doubled from 2000 to 2014, reaching an estimated size of US$63 billion. The Company, based on its research and market sources, also estimates this unprecedented growth to continue driven by introduction of new chemistries, which address many unmet agronomic challenges faced by growers, as well as the need to address significant losses from abiotic stresses that could potentially be in excess of US$100 billion.

The International Fertilizer Organization estimates that the global crop nutrition market as represented by the total market value for fertilizer sales is US$171.6 billion. According to the FAO, the demand for global crop nutrition, which includes fertilizer nutrients such as nitrogen, phosphate and potash, has increased from 186.9 million metric tons to 200.5 million metric tons, with a compounded annual growth rate of 1.8%. In response, the Company is strategically targeting the biofertilizer and micro-granulated fertilizer submarket for its potential high growth.

The graph below sets out lost yield potential across a variety of crops.

Abiotic Stress Accounts for 66%-82% of Lost Yield Potential(1)

Note:—

(1)              Source: Biochemistry and Molecular Biology of Plants, Buchanan, Gruissem, Jones, American Society of Plant Physiologists, 2000.

We believe that agricultural biotechnology and biologicals will continue to grow as the benefits of these technologies and products become more widely known and consumers appreciate the similar efficacy to conventional chemicals while also addressing other issues such as pest resistance and environmental safety.

C.                 Organizational Structure

Bioceres Solutions Corp. is a Cayman Islands exempted company.

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries as of March 14, 2019:

Name	Country of Incorporation	Ownership Interest (%)	Voting Interest (%)
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.	Argentina	100%	100%
Verdeca LLC	USA	50%	50%
Trigall Genetics S.A.	Uruguay	50%	50%
Rizobacter S.A.	Argentina	80%	80%
Synertech S.A.	Argentina	50%	50%

D.                 Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 1.05 million-gallon formulation plant, an approximately 24,000-gallon fermentation plant as well as packaging and logistics operations with over 375,000 square feet of warehouse space. In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse.

We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and Paraguay and have sales offices or representatives in nine countries.

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited combined financial statements for the year ended June 30, 2018 for the Transition Period ended June 30, 2017 and for the years ended December 31, 2016 and 2015 the unaudited combined financial statements for the three months ended September 30, 2018 and 2017 and the notes thereto, included elsewhere in this report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.      Operating Results

Factors affecting our results of operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Market demand for our products and services

Our sales and profitability are influenced by the demand for our crop productivity products in the particular markets in which we operate. Demand for our seed and integrated products, crop nutrition products and crop protection products is affected by the purchase decisions of our distributors and customers, which are typically driven by fluctuation in agricultural commodities prices, crop profitability and planting decisions, as well as externalities such as general market conditions, grower production decisions and new technology adoption, commodity prices, operating costs and weather conditions.

Fluctuations in commodity prices

Our results of operations, particularly the demand and price for our seed and integrated products, crop production products and crop nutrition products, are affected by global agricultural commodities prices, such as grains, milk, meat, biofuels and biomaterials. Global prices of agricultural commodities vary in accordance with domestic and export market prices, which are primarily affected by the local and global demand for, and supply of, those commodities. Prices for agricultural commodities are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuation in consumer and business confidence. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodities prices. Demand for agricultural commodities, such as wheat and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide economic growth and prosperity.

Seasonality and weather conditions

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed and integrated products, crop protection and crop nutrition businesses are also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

Stages of development of our products

Our results of operations will vary depending on the stage of development of our products and technologies. Some of our products are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development. As we are able to advance such technologies and products through the development and regulatory phases to commercial launch, we expect our revenues and cash flows to increase. In particular, we expect our operating results prior to the time we fully launch and commercialize HB4 and related technologies included in our EcoSeed products to differ significantly from our operating results following such product launch.

As our seed and integrated products, crop protection and crop nutrition businesses continue to develop internationally, we expect to experience an increase in sales of micro-bead fertilizers and inoculants from our crop nutrition solutions, adjuvants and other crop protection solutions and seed and integrated products as well as to generate additional revenues from licensing fees from third parties and our joint venture partners, due to the introduction of our seed trait products to the global market, as these become commercially available, and due to the acquisition of Rizobacter and its extensive distribution network. We expect to continue to generate license fees from payments that we receive from third parties pursuant to license agreements, as well as royalty fees from distributors and growers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests. We also expect to generate additional revenues from distribution fees that our joint venture partners pay to our proprietary distribution channels for selling seed and integrated products that incorporate our technologies.

Our costs are impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the research, development and regulatory phases of a product without corresponding flows of revenue until the time of commercial launch. Product development expenses may fluctuate from period to period and may also increase if we choose to accelerate certain product development programs or if we elect to take a greater role in the regulatory and commercialization process with respect to one or more of our crop productivity products in development incorporating our crop productivity technologies.

Regulatory environment

Our results of operations will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost and expense associated with gaining such approvals. The degree of regulation to which we are subject varies by activity and country. Our ability to sell our technologies and products depends on our obtaining and maintaining necessary authorizations, permits and regulatory approvals in the markets in which we operate. As of the date of this report, we have obtained regulatory approval for our HB4 technology for soybeans in Argentina and the United States (pending USDA approval), and have been seeking to obtain regulatory approval for several technologies in Argentina and Uruguay, with plans to subsequently seek regulatory approvals either directly or through our joint ventures or collaborators in other large agricultural markets such as Brazil and the United States. Additionally, as we and our third-party collaborators develop new technologies, our results will be affected by our ability to achieve successful product launch and commercialization of approved technologies.

Effects of export taxes on our products

The administration of Argentina has eliminated export duties on wheat, corn, beef and other regional products, and reduced duties on soybeans by 5% from 35% to 30%. With respect to payments for imports of goods and services, the administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning in January 2018. However, due to the foreign exchange crisis in the second half of 2018, in September 2018, general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per each US$1, depending on the kind of the good. Also, in addition to the general additional export duty described above, exports of soybean and soybean products have been subject to an export duty equal to 18%. As local prices are determined by, among other things, the export parity reference, any change in export taxes would affect its financial results.

Effects of purchase price allocation

Since the Rizobacter Acquisition on October 19, 2016, we have consolidated Rizobacter into our group’s accounting, and applied rules related to accounting purchase price allocation, or PPA, that have significantly impacted our balance sheet and results since the acquisition date. PPA rules required us to revalue assets and liabilities at fair market value, including inventories, property, plant and equipment, intangible assets and investments in joint ventures, including Rizobacter’s 50% equity interests in Synertech and Semya. Our results of operations will be affected as the remaining revalued inventories are sold (recognizing a non-cash, non-recurring charge resulting in higher cost of goods sold related to the sale of those revalued inventories), the revalued property, plant and equipment is depreciated over its remaining useful life resulting in higher non-cash depreciation expenses, and the revalued intangible assets (including customer relationships, intellectual property and product registrations) are amortized over their remaining useful life resulting in higher non-cash amortization expenses.

Our results of operations for the three-month period ended September 30, 2018 were affected by a PPA related non-cash charges principally related to R&D expenses and selling, general and administrative expenses of US$0.3 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.6 million. As of September 30, 2018, our combined statements of financial position included PPA valuation step-ups of US$4.7 million in revalued property, plant and equipment, US$22.1 million in revalued intangible assets, US$18.8 million in revalued investments in joint ventures and US$7.4 million in revalued deferred tax liabilities, as well as US$17.8 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the year ended June 30, 2018, were affected by the following PPA-related non-cash charges principally related to: (i) cost of sales included a non-recurring incremental cost of US$2.3 million related to PPA adjustments for revalued inventories sold since the acquisition date, and (ii) R&D expenses and selling, general and administrative expenses of US$1.6 million related to incremental amortization charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$5.0 million. As of June 30, 2018, our combined statements of financial position included PPA valuation step-ups of US$4.2 million in revalued property, plant and equipment, US$19.0 million in revalued intangible assets, US$16.4 million in revalued investments in joint ventures and US$5.9 million in revalued deferred tax liabilities, as well as US$14.4 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the Transition Period were affected by the following PPA related non-cash charges principally related to: (i) cost of sales including a non-recurring incremental cost of US$2.4 million related to PPA adjustments for revalued inventories sold since the date of Rizobacter Acquisition, and (ii) R&D expenses and selling, general and administrative expenses of US$1.1 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$1.2 million. As of June 30, 2017, our combined statements of financial position included PPA valuation step-ups of US$2.4 million in remaining Rizobacter revalued inventories, US$7.4 million in revalued property, plant and equipment, US$34.8 million in revalued intangible assets, US$28.4 million in revalued investments in joint ventures and US$15.6 million in revalued deferred tax liabilities, as well as US$25.1 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the year ended December 31, 2016, were affected by the following PPA related non-cash charges principally related to: (i) cost of sales including a non-recurring incremental cost of US$7.5 million related to PPA adjustments for revalued inventories sold since the date of Rizobacter Acquisition, and (ii) R&D expenses and selling, general and administrative expenses of US$0.4 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.6 million. As of December 31, 2016, our combined statements of financial position included PPA valuation step-ups of US$4.9 million in remaining Rizobacter revalued inventories, US$8.1 million in revalued property, plant and equipment, US$37.3 million in revalued intangible assets, US$29.9 million in revalued investments in joint ventures and US$17.5 million in revalued deferred tax liabilities, as well as US$26.2 million of goodwill related to the Rizobacter Acquisition.

Macroeconomic conditions

Argentina has historically been subject to inflation. According to the INDEC, the NUCPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI increased by 31.6% and based on data from the City of Buenos Aires, increased by 26.9%. Between January and April 2016, based on data from the Province of San Luis, the CPI increased by 14.08% and based on data from the City of Buenos Aires, increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016, an increase of 24.8% in 2017 and increase of 47.6% in 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2.5 to our unaudited combined financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition” and “—Factors affecting comparability of prior periods.”

Factors affecting comparability of prior periods

A number of factors have a significant impact on our business and results of operations, the most important of which are the following:

In December 2016, Bioceres S.A. approved a change in our fiscal year end from December 31 to June 30. Following the Transition Period, our fiscal year ends on June 30 of each year. Due to this change, the Transition Period figures presented in our combined financial statements are not entirely comparable to those presented for the years ended June 30, 2018 or December 31, 2016 and 2015. For comparative purposes, we have presented unaudited financial information for the twelve-month period ended June 30, 2017 and six-month period ended June 30, 2016, derived from our unaudited combined financial statements, which are not included in this report.

The comparability of our results of operations is also affected by the consummation of the Rizobacter Acquisition on October 19, 2016. Our operating results for the periods following the Rizobacter Acquisition may not be comparable to the periods prior to the Rizobacter Acquisition.

In addition, during the three-month period ended September 30, 2018, Argentina experienced a significant devaluation of its currency against the U.S. Dollar of approximately 43%, which exceeded the inflation rate for the same period of approximately 11%. This factor, compounded with the application of IAS 29 as from July 1, 2018, which changed the mechanism for translating the financial information into U.S. Dollars that we have been applying up to June 30, 2018, affects the comparability of the figures reported for the three-month period ended September 30, 2018 with the corresponding period in 2017.

Following IAS 29 guidance, if the inflation rate is lower than the devaluation rate of the Argentine peso, revenue figures reported in U.S. Dollar are less than what they would have been if they had been converted based on the exchange rate in effect as of the relevant invoice date. Because the Argentine peso devaluation rate exceeded the inflation rate by approximately 300% for the three-month period ended September 30, 2018, our results of operations reported in our financial statements for that period were adversely affected.

Results of operations

We have based the following discussion on our consolidated financial statements included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. Our results of operations in periods subsequent to September 30, 2018 will be affected by, among other things, certain recent developments. See “Item 4. Information on the Company—B. Business Overview—Recent Developments.”

Comparison of the three-month periods ended September 30, 2018 and 2017

As of July 1, 2018, Bioceres began to apply IAS 29 “Financial reporting in hyperinflationary economies” to its financial statements. As a result, results of operations for the three-month period ended September 30, 2018 have been accounted for under the application of such standard, while results of operations for the three-month period ended September 30, 2017 have not.

The table below illustrates our results of operations for the three-month periods ended September 30, 2018 and 2017.

	For the three-month period ended
	September 30, 2018	September 30, 2017
	(unaudited) (US$)
Total revenue	29,612,224	33,874,161
Cost of sales	(14,499,010)	(20,011,633)
Research and development expenses	(1,048,492)	(938,374)
Selling, general and administrative expenses	(6,080,485)	(8,395,208)
Share of loss of joint ventures and associates	80,156	55,117
Other income / (loss), net	101,611	(56,878)
Operating income	8,166,004	4,527,185
Finance income	12,464,317	1,326,714

	For the three-month period ended
	September 30, 2018	September 30, 2017
Finance costs	(26,199,971)	(6,766,835)
Loss before income tax	(5,569,650)	(912,936)
Income tax benefit	1,970,393	289,837
Loss for the period	(3,599,257)	(623,099)
Other comprehensive loss	(16,395,253)	(4,156,488)
Total comprehensive loss(1)	(19,994,510)	(4,779,587)
Non-IFRS measures
Adjusted EBITDA (unaudited)(2)	8,991,963	6,868,344

Notes:—

(1)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)              Adjusted EBITDA is a non-IFRS measure. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Revenue

Primarily due to a significant devaluation of the Argentine peso and the application of IAS 29 as from July 1, 2018, our reported revenue in U.S. Dollars decreased by 13%, or US$4.3 million, to US$29.6 million for the three-month period ended September 30, 2018 from US$33.9 million for the corresponding three-month period in 2017. The change in the translation mechanism from the application of IAS 29 had a negative impact of US$5.9 million in the three-month period ended September 30, 2018; however, excluding such impact, sales increased by US$1.6 million in crop nutrition revenues, by US$0.5 million in crop protection and decreased by US$0.5 million in seed and integrated products.

Revenue by business segment

Crop Protection. Revenue reported in U.S. Dollars was US$14.7 million for the three-month period ended September 30, 2018 compared to US$16.8 million for the corresponding three-month period in 2017, primarily due to the change in translation mechanism that results from the application of IAS 29, which caused a US$1.6 million reduction in our reported revenues of adjuvants and a US$1.0 million reduction in our reported revenues of insecticides, fungicides and other crop protection products. This effect was partially offset by an increase of revenues in all crop protection products of US$0.5 million.

Seed and Integrated Products. Revenue reported in U.S. Dollars for the three-month period ended September 30, 2018 was US$6.5 million, compared to US$7.5 million for the corresponding three-month period in 2017, primarily due to (i) the change in translation mechanism that results from the application of IAS 29, which caused a US$0.5 million decrease in our reported revenue of seed and integrated products and (ii) a decrease in sales of our seed and integrated products of US$0.5 million.

Crop Nutrition. Revenue reported in U.S. Dollars for the three-month period ended September 30, 2018 was US$8.4 million, compared to US$9.5 million for the corresponding three-month period in 2017, primarily due to the change in translation mechanism that results from the application of IAS 29, which caused a US$2.7 million reduction in reported accrued inoculants and fertilizers revenue, offset by an increase of US$1.6 million in revenues. The higher sales in crop nutrition of US$1.6 million were produced by an increase of US$2.6 million in fertilizers revenues, offset by lower revenues in inoculants of US$1.0 million.

Cost of sales

Cost of sales also decreased due to the application of IAS 29 and the mechanism of translation to U.S. Dollars. Our reported cost of sales was US$14.5 million for the three-month period ended September 30, 2018 compared to US$20.0 million for the corresponding three-month period in 2017. US$2.3 million of the US$5.5 million decrease in the amount accrued in cost of sales was caused by the application of IAS 29 and the change in translation mechanism that results from its application.

Cost of sales by business segment

Crop Protection. Our reported cost of sales was US$7.3 million for the three-month period ended September 30, 2018 compared to US$10.0 million for the corresponding three-month period in 2017. US$1.5 million of the US$2.7 million decrease in the amount accrued in cost of sales was caused by the change in translation mechanism that results from the application of IAS 29. The decrease was also primarily caused by a decrease in cost of sales of other crop protection products of US$1.3 million.

Seed and Integrated Products. Our reported cost of sales decreased by US$0.3 million, to US$2.2 million for the three-month period ended September 30, 2018 compared to US$2.5 million for the corresponding three-month period in 2017, primarily due to a decrease in reported cost of seed sales and royalties of US$0.4 million, offset by an increase in reported Rizobacter integrated products’ cost of sales accrued of US$0.1 million. The effect of the change in translation mechanism that results from the application of IAS 29 in the amount of cost of sale of seed and integrated products was minimal.

Crop Nutrition. Our reported cost of sales was US$5.0 million for the three-month period ended September 30, 2018 compared to US$7.5 million for the corresponding three-month period in 2017. The variation of US$2.5 million in the amount accrued in cost of sales was affected by the change in translation mechanism that results from the application of IAS 29, which caused a US$1.0 million decrease in the reported amount. Additional variations were principally caused by a decrease of US$2.0 million in cost of sales of inoculants, partially offset by an increase in fertilizers cost of sales.

Research and development expenses

Research and development expenses increased by 13%, or US$0.1 million, to US$1.0 million for the three-month period ended September 30, 2018 from US$0.9 million for the corresponding three-month period in 2017, primarily due to increased amount of expenses for laboratory supplies and materials. The significant devaluation of the Argentine peso during 2018 generated a decrease in expenses originally incurred in Argentine pesos, which then in turn were translated in U.S. Dollars for reporting purposes. The effect of change in translation mechanism that results from the application of IAS 29 did not cause a significant decrease of R&D expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 28%, or US$2.3 million, to US$6.1 million for the three-month period ended September 30, 2018 from US$8.4 million for the corresponding three-month period in 2017, primarily as a result of a decrease in those expenses nominated in Argentine pesos in light of the significant devaluation occurred during 2018. Therefore, expenses or charges such as employee benefits and social security expenses, taxes and publicity and advertising expenses have shown a substantial decrease. Additionally, the effect of change in translation mechanism that results from the application of IAS 29 caused a decreased on the accrued amount of selling, general and administrative expenses of US$1.1 million.

Share of loss of joint ventures and associates

Our share in the loss of joint ventures and associates resulted in a gain of US$80,156 for the three-month period ended September 30, 2018 compared to a gain of US$55,117 for the corresponding three-month period in 2017, primarily as a result of minor losses relating to our equity holdings in Trigall, partially offset by minor profit relating to our equity holdings in Synertech. Those variations include the effect of the application of IAS 29 as the equity holding in Synertech was recalculated in accordance with IAS 29.

Other income or expenses, net

Other income increased by US$0.2 million, to a profit of US$0.1 million for the three-month period ended September 30, 2018 from a loss of US$0.1 million for the corresponding three-month period in 2017, primarily as a result of miscellaneous net income accrued.

Operating income

As a result of the foregoing, we recorded operating income of US$8.2 million for the three-month period ended September 30, 2018 compared to US$4.5 million for the corresponding three-month period in 2017. The effect of the change in the translation mechanism that results from the application of IAS 29 mentioned above caused a decrease of US$2.2 million in operating income.

Finance income

Finance income increased by US$11.2 million, to US$12.5 million for the three-month period ended September 30, 2018 from US$1.3 million for the corresponding three-month period in 2017, primarily as a result of an increase in exchange differences of US$10.8 million.

Finance costs

Finance costs increased by US$19.4 million, to a loss of US$26.2 million for the three-month period ended September 30, 2018 from a loss of US$6.8 million for the corresponding three-month period in 2017, primarily as a result of higher exchange differences of US$18.9 million and higher changes in fair value of financial assets or liabilities of US$0.7 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$5.6 million for the three-month period ended September 30, 2018 compared to a loss before income tax of US$0.9 million for the corresponding three-month period in 2017.

Income tax benefit

Income tax benefit increased by US$1.7 million, to US$2.0 million for the three-month period ended September 30, 2018 from US$0.3 million for the corresponding three-month period in 2017, primarily as a result of the higher loss incurred. This increase includes the effect of the change in translation mechanism that results from the application of IAS 29 on income tax benefit.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$3.6 million for the three-month period ended September 30, 2018 compared to US$0.6 million for the corresponding three-month period in 2017.

Other comprehensive loss

Other comprehensive loss was US$16.4 million for the three-month period ended September 30, 2018 compared to a loss of US$4.2 million for the corresponding three-month period in 2017, comprised primarily of a translation loss of US$19.2 million partially offset by a gain on revaluation of property, plant and equipment of US$2.8 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$20.0 million for the three-month period ended September 30, 2018 compared to a total comprehensive loss of US$4.8 million for the corresponding three-month period in 2017.

Comparison of the year ended June 30, 2018 and the twelve-month period ended June 30, 2017

The table below illustrates our results of operations for the year ended June 30, 2018 and for the twelve-month period ended June 30, 2017. We present unaudited financial information for the twelve-month period ended June 30, 2017 for comparative purposes only. The information for the twelve-month period ended June 30, 2017 is derived from unaudited combined financial statements, which are not included in this report.

	For the Year Ended June 30, 2018	For the Twelve-Month Period Ended June 30, 2017(1)
	(unaudited) (US$)
Total revenue	133,542,704	87,108,647
Cost of sales	(77,094,551)	(59,421,443)
Research and development expenses	(3,950,100)	(2,708,852)
Selling, general and administrative expenses	(35,263,688)	(23,358,600)
Share of loss of joint ventures and associates	(2,136,801)	(1,129,787)
Other income / (loss), net	613,389	79,017
Operating income	15,710,953	568,982
Finance income	26,982,795	1,758,859
Finance costs	(67,933,511)	(19,611,061)
Loss before income tax	(25,239,763)	(17,283,220)
Income tax benefit	10,928,517	4,208,670
Loss for the period	(14,311,246)	(13,074,550)
Other comprehensive loss	(31,833,554)	(7,293,941)
Total comprehensive loss(2)	(46,144,800)	(20,368,491)
Non-IFRS measures
Adjusted EBITDA (unaudited)(3)	22,370,693	14,190,302

Notes:—

(1)              Combined statements of profit or loss and other comprehensive income for the twelve-month period ended June 30, 2017 include the consolidated statements of profit or loss and other comprehensive income of Rizobacter from October 19, 2016 (the date whereupon we assumed control of Rizobacter following its acquisition by us).

(2)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(3)              Adjusted EBITDA is a non-IFRS measure. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Revenue

Revenue increased by US$46.4 million, to US$133.5 million for the year ended June 30, 2018 from US$87.1 million for the twelve-month period ended June 30, 2017, as a result of an increase in crop protections sales of US$25.0 million, in crop nutrition sales of US$17.2 million and in seed and integrated products sales of US$4.2 million, in line with the expansion of our business as a result of the Rizobacter Acquisition.

Revenue by business segment

Crop Protection. Revenue increased by US$25.0 million, to US$77.7 million for the year ended June 30, 2018 compared from US$52.7 million for the twelve-month period ended June 30, 2017, as a result of an increase in adjuvants sales of US$12.4 million and higher sales of insecticides, fungicides and other crop protection products of US$12.5 million.

Seed and Integrated Products. Revenue increased by US$4.2 million, to US$26.8 million for the year ended June 30, 2018 compared to US$22.6 million for the twelve-month period ended June 30, 2017, due to higher integrated product of Rizobacter sales totaling US$6.3 million, offset by a decrease in seeds and royalty sales of US$2.1 million.

Crop Nutrition. Revenue increased by US$17.2 million, to US$29.1 million for the year ended June 30, 2018 compared to US$11.9 million for the twelve-month period ended June 30, 2017, due to higher inoculants sales totaling US$8.0 million and fertilizers sales of US$9.2 million.

Cost of sales

Cost of sales increased by US$17.7 million, to US$77.1 million for the year ended June 30, 2018 from US$59.4 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in crop protection sales of US$10.0 million, in crop nutrition cost of sales of US$7.3 million and in seed and integrated products of US$0.4 million, in line with the expansion of our business as a result of the Rizobacter Acquisition.

Cost of sales by business segment

Crop Protection. Cost of sales of crop protection products increased by US$10.0 million, to US$49.4 million for the year ended June 30, 2018 from US$39.5 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in adjuvants sales of US$9.9 million and insecticides, fungicides and other crop protection products of US$4.8 million. These factors were offset by a decrease in the non-recurring incremental cost related to PPA adjustments in inventories of US$ 4.7 million.

Seed and Integrated Products. Cost of sales increased by US$0.4 million, to US$13.4 million for the year ended June 30, 2018 from US$13.0 million for the twelve-month period ended June 30, 2017, due to higher costs of Rizobacter integrated products sold totaling US$2.2 million offset by a decrease in cost of sales for our seed products and totaling US$1.8 million.

Crop Nutrition. Cost of sales increased by US$7.3 million, to US$14.2 million for the year ended June 30, 2018 from US$6.9 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in fertilizers sales of US$5.9 million and an increase of US$1.7 million in inoculants cost of sales.

Research and development expenses

Research and development expenses increased by US$1.2 million, to US$3.9 million for the year ended June 30, 2018 from US$2.7 million for the twelve-month period ended June 30, 2017, primarily as a result of increased R&D employee costs of US$0.6 million, a higher charge for amortization of intangible assets and for depreciation of property, plant and equipment of US$0.5 million and higher expenses in laboratory supplies and materials of US$0.7 million. The effect of these factors was partially offset by miscellaneous R&D expenses, office suppliers and freight expenses of US$0.6 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$11.9 million, to US$35.3 million for the year ended June 30, 2018 from US$23.4 million for the twelve-month period ended June 30, 2017. Primarily, the increases were attributable to employee costs of US$4.8 million, taxes of US$1.3 million, professional fees of US$0.6 million, charges for impairment of receivables of US$1.4 million, publicity and advertising of US$0.8 million, mobility, travel and freight expenses of US$1.1 million, and other net miscellaneous expenses of US$1.9 million.

Share of loss of joint ventures and associates

The loss resulting from our share in the loss of joint ventures and associates increased US$1.0 million, to US$2.1 million for the year ended June 30, 2018 from US$1.1 million for the twelve-month period ended June 30, 2017 as a result of higher charges relating to our equity holdings in Synertech of US$0.7 million and in Trigall Genetics of US$0.2 million.

Other income

Other income increased to US$0.5 million for the year ended June 30, 2018 from almost nil for the twelve-month period ended June 30, 2017, primarily as a result of miscellaneous income.

Operating profit

As a result of the foregoing, operating profit increased by US$15.1 million, to a profit of US$15.7 million for the year ended June 30, 2018 from a loss of US$0.6 million for the twelve-month period ended June 30, 2017.

Finance income

Finance income increased by US$25.2 million, to US$27.0 million for the year ended June 30, 2018 from US$1.8 million for the twelve-month period ended June 30, 2017, primarily as a result of an increase in exchange differences generated by assets due to the devaluation of Argentine peso.

Finance costs

Finance costs increased by US$48.3 million, to US$67.9 million for the year ended June 30, 2018 from US$19.6 million for the twelve-month period ended June 30, 2017, primarily as a result of higher exchange differences of US$45.8 million and higher interest expenses of US$2.4 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$25.2 million for the year ended June 30, 2018 compared to a loss before income tax of US$17.3 million for the twelve-month period ended June 30, 2017.

Income tax benefit

Income tax benefit amounted to US$10.9 million for the year ended June 30, 2018 compared to a benefit of US$4.2 million for the twelve-month period ended June 30, 2017, primarily as a result of the higher loss incurred and the effect of the tax rate change that occurred in December 2017 in Argentina.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$14.3 million for the year ended June 30, 2018 compared to US$13.1 million for the twelve-month period ended June 30, 2017.

Other comprehensive loss

Other comprehensive loss amounted to US$31.8 million for the year ended June 30, 2018 compared to US$7.3 million for the twelve-month period ended June 30, 2017, primarily as a result of exchange differences on translation of foreign operations of US$34.4 million and partially offset by gains from revaluation of property, plant and equipment, net of tax for US$8.0 million and from tax rate change over revaluation of property, plant and equipment for US$1.8 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$46.1 million for the year ended June 30, 2018 compared to a total comprehensive loss of US$20.4 million for the twelve-month period ended June 30, 2017.

Comparison of the six-month Transition Period ended June 30, 2017 and six-month period ended June 30, 2016

The table below illustrates our combined results of operations for the Transition Period ended June 30, 2017 and six-month period ended June 30, 2016. We present unaudited financial information for the six-month period ended June 30, 2016 for comparative purposes only. The information for the six-month period ended June 30, 2016 is derived from unaudited combined financial statements, which are not included in this report.

	Six-month Transition Period Ended June 30, 2017	Six-month Period Ended June 30, 2016(1)
	(unaudited) (US$)
Total revenue	46,885,310	945,912
Cost of sales	(29,613,158)	(790,671)
Research and development expenses	(1,990,268)	(135,270)
Selling, general and administrative expenses	(15,689,598)	(1,158,119)
Share of loss of joint ventures and associates	(649,075)	(226,330)
Other income / (loss), net	54,252	—
Operating income	(1,002,537)	(1,364,478)
Finance income	1,762,484	160,093
Finance costs	(11,955,747)	(750,731)
Loss before income tax	(11,195,800)	(1,955,116)
Income tax benefit	2,817,251	469,228
Loss for the period	(8,378,549)	(1,485,888)
Other comprehensive loss	(2,714,241)	—
Total comprehensive loss(2)	(11,092,790)	(1,485,888)
Non-IFRS measures
Adjusted EBITDA (unaudited)(3)	4,133,308	(1,281,583)

Notes:—

(1)              Combined statements of profit or loss and other comprehensive income for the six-month period ended June 30, 2016 do not include the consolidated statements of profit or loss and other comprehensive income of Rizobacter, which we acquired on October 19, 2016.

(2)              Includes exchange differences on translation of foreign operations and revaluation of property, plant and equipment, net of tax.

(3)              Adjusted EBITDA is a non-IFRS measure. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Revenue

Revenue increased by US$45.9 million, to US$46.9 million for the Transition Period from US$0.9 million for the corresponding six-month period in 2016, primarily as a result of (i) the addition of Rizobacter’s revenues of US$44.5 million, including revenues during the Transition Period of US$31.2 million from crop protection products, US$6.6 million from integrated products and US$6.6 million from crop nutrition products; and (ii) an increase in seed sales of US$1.5 million, mainly attributable to higher volumes of sales of wheat and soy.

Revenue by business segment

Crop Protection. Revenue was US$31.2 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to revenue contributed by the Rizobacter Acquisition.

Seed and Integrated. Products. Revenue increased by US$8.1 million to US$9.0 million for the Transition Period compared to US$0.9 million for the corresponding six-month period in 2016, due to higher seed sales totaling US$1.5 million and integrated product sales totaling US$6.6 million driven by the Rizobacter Acquisition.

Crop Nutrition. Revenue was US$6.6 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to revenue contributed by the Rizobacter Acquisition, which took place in October 2016.

Cost of sales

Cost of sales increased by US$28.8 million to US$29.6 million for the Transition Period from US$0.8 million for the corresponding six-month period in 2016, primarily as a result of the costs of Rizobacter products sold during the Transition Period totaling US$27.5 million, which includes a non-recurring incremental cost of US$2.4 million related to PPA adjustments for revalued inventories sold during the Transition Period and the higher cost of sales of US$1.3 million for our seed products.

Cost of sales by business segment

Crop Protection. Cost of sales was US$22.6 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to Rizobacter cost of sales recorded during the Transition Period compared to no Rizobacter sales costs recorded for the corresponding six-month period in 2016.

Seed and Integrated Products. Cost of sales increased by US$4.1 million to US$4.9 million for the Transition Period compared to US$0.8 million for the corresponding six-month period in 2016, primarily due to the costs of Rizobacter products sold during the Transition Period totaling US$2.8 million and a higher cost of sales for our seed products totaling US$1.3 million.

Crop Nutrition. Cost of sales was US$2.1 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to Rizobacter cost of sales recorded during the Transition Period compared to no Rizobacter cost of sales recorded for the corresponding six-month period in 2016.

Research and development expenses

Research and development expenses increased by US$1.9 million to US$2.0 million for the Transition Period from US$0.1 million for the corresponding six-month period in 2016, primarily as a result of increased R&D employee costs, a higher charge for amortization of intangible assets and for depreciation of property, plant and equipment mainly due to the addition of Rizobacter’s fixed and intangible assets and higher expenses in laboratory supplies and materials.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$14.5 million to US$15.7 million for the Transition Period from US$1.2 million for the corresponding six-month period in 2016, primarily as a result of an increase in employees’ salaries and related personnel costs of US$6.6 million, an increase of US$1.6 million in sales and other taxes mainly attributable to the Rizobacter business; an increase of US$1.6 million in charges for amortization of intangible assets and property, plant and equipment, mainly due to the addition of Rizobacter’s intangible and fixed assets; an increase of US$0.9 million in freight expenses mainly attributable to the Rizobacter business; an increase of US$1.0 million in publicity and advertising expenses; an increase of US$1.2 million in professional services fees; and an increase in net miscellaneous expenses of US$1.7 million.

Share of loss of joint ventures and associates

The loss resulting from our share in the loss of joint ventures and associates increased by US$0.4 million to US$0.6 million for the Transition Period from US$0.2 million for the corresponding six-month period in 2016, primarily as a result of higher charges relating to our equity holdings in Synertech (through our acquisition of Rizobacter), partially offset by lower charges relating to our equity holdings in Trigall Genetics.

Other income

Other income increased to US$0.1 million for the Transition Period from nil for the corresponding six-month period in 2016, primarily as a result of the sale of equipment and other miscellaneous income.

Operating loss

As a result of the foregoing, operating loss decreased by US$0.4 million to US$1.0 million for the Transition Period from US$1.4 million for the corresponding six-month period in 2016.

Finance income

Finance income increased by US$1.6 million to US$1.8 million for the Transition Period from US$0.2 million for the corresponding six-month period in 2016, primarily as a result of an increase in exchange differences of US$1.0 million, higher interest income of US$0.5 million and changes in fair value of financial assets or liabilities of US$0.1 million.

Finance costs

Finance costs increased by US$11.3 million to US$12.0 million for the Transition Period from US$0.7 million for the corresponding six-month period in 2016, primarily as a result of higher interest expenses of US$7.4 million, resulting mainly from interest charges contributed by Rizobacter, higher exchange differences of US$2.5 million, higher financial commissions from Rizobacter of US$1.0 million, and increases in fair value of financial assets or liabilities of US$0.3 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$11.2 million for the Transition Period compared to a loss before income tax of US$1.9 million for the corresponding six-month period in 2016.

Income tax benefit

Income tax benefit amounted to US$2.8 million for the Transition Period compared to a benefit of US$0.5 million for the corresponding six-month period in 2016, primarily as a result of the higher loss incurred.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$8.4 million for the Transition Period compared to US$1.5 million for the corresponding six-month period in 2016.

Other comprehensive loss

Other comprehensive loss amounted to US$2.7 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily as a result of exchange differences on translation of foreign operations of US$4.7 million, partially offset by gains from revaluation of property, plant and equipment, net of tax for US$2.0 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$11.1 million for the Transition Period compared to a total comprehensive loss of US$1.5 million for the corresponding six-month period in 2016.

Comparison of the year ended December 31, 2016 and 2015

The table below illustrates our combined results of operations for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016(1)	2017(2)
	(US$)
Total revenue	41,169,249	5,206,091
Cost of sales	(30,598,956)	(3,837,242)
Research and development expenses	(853,854)	(302,774)
Selling, general and administrative expenses	(8,827,121)	(1,401,037)
Share of loss of joint ventures and associates	(707,042)	(858,158)
Other income / (loss), net	24,765	12
Operating income	207,041	(1,193,108)
Finance income	156,468	1,569,592
Finance costs	(8,406,045)	(879,769)
Loss before income tax	(8,042,536)	(503,285)
Income tax benefit	1,860,647	(690,726)
Loss for the period	(6,181,889)	(1,194,011)
Other comprehensive loss	(4,579,700)	—
Total comprehensive loss(3)	(10,761,589)	(1,194,011)
Non-IFRS measures
Adjusted EBITDA (unaudited)(4)	8,775,411	(1,116,215)

Notes:—

(1)              Combined statements of profit or loss and other comprehensive income for the year ended December 31, 2015 do not include the consolidated statements of profit or loss and other comprehensive income of Rizobacter, control of which we assumed on October 19, 2016.

(2)              Combined results of our operations include results of operations of Rizobacter from October 19, 2016 to December 31, 2016 (the period beginning on the date whereupon we assumed control of Rizobacter following its acquisition by us).

(3)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(4)              Adjusted EBITDA is a non-IFRS measure. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Revenue

Revenues increased by US$35.9 million, to US$41.2 million for the year ended 2016 from US$5.2 million for the year ended 2015, primarily as a result of the addition of Rizobacter’s US$36.7 million of revenues since its acquisition on October 19, 2016, partially offset by a decrease of US$0.8 million of seeds and royalty sales.

Revenue by business segment

Crop Protection. Revenue was US$21.5 million for 2016 compared to nil for 2015, as a result of the addition of Rizobacter since its acquisition on October 19, 2016.

Seed and Integrated Products. Revenue increased by 178%, or US$9.2 million, to US$14.4 million for 2016 compared to US$5.2 million for 2015, primarily due to the addition of US$10.0 million of Rizobacter revenues since its acquisition on October 19, 2016, partially offset by lower seed sales of US$0.8 million.

Crop Nutrition. Revenue was US$5.2 million for 2016 compared to nil for 2015, primarily as a result of the addition of Rizobacter since its acquisition on October 19, 2016.

Cost of sales

Cost of sales increased by US$26.8 million, to US$30.6 million for 2016 from US$3.8 million for 2015, primarily as a result of the direct costs of Rizobacter products sold since the acquisition on October 19, 2016, which includes a non-recurring incremental cost of US$7.5 million related to PPA adjustments for revalued inventories sold since the acquisition date, while the direct costs of Bioceres’ seed sales remained mostly unchanged from 2015 to 2016.

Cost of sales by business segment

Crop Protection. Cost of sales was US$16.8 million for 2016 compared to nil for 2015, as a result of the addition of Rizobacter since its acquisition on October 19, 2016.

Seed and Integrated Products. Cost of sales increased by 133%, or US$5.1 million, to US$8.9 million for 2016 compared to US$3.8 million for 2015, primarily as a result of the direct costs of Rizobacter products sold since its acquisition on October 19, 2016, while the direct costs of seed sales remained mostly unchanged from 2015 to 2016.

Crop Nutrition. Cost of sales was of US$4.8 million for 2016 compared to nil for 2015, as a result of the addition of Rizobacter since its acquisition on October 19, 2016.

Research and development expenses

Research and development expenses increased by US$0.6 million to US$0.9 million for 2016 from US$0.3 million for 2015, primarily as a result of increased R&D employee costs due to the addition of Rizobacter’s R&D employee costs since its acquisition on October 19, 2016 and other miscellaneous R&D expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$7.4 million, to US$8.8 million for 2016 from US$1.4 million for 2015, primarily as a result of an increase of US$2.7 million in employees’ salaries and related personnel costs, an increase of US$0.7 million in charges for amortization of intangible assets and depreciation of property, plant and equipment, an increase of taxes of US$0.9 million, an increase of US$0.8 million in professional services fees, higher freight expenses of US$0.7 million and higher miscellaneous expenses of US$1.7 million.

Share of loss of joint ventures and associates

The loss resulting from our share in the loss of joint ventures and associates decreased by US$0.2 million, to US$0.7 million for 2016 from a loss of US$0.9 million for 2015, primarily as a result of lower charges relating to our equity holdings in Trigall Genetics, offset by an increase due Synertech and Semya since the acquisition of Rizobacter.

Operating profit/loss

As a result of the foregoing, we recorded an operating profit of US$0.2 million for 2016, an increase of US$1.4 million from an operating loss of US$1.2 million for 2015.

Finance income

Finance income decreased by US$1.4 million to US$0.2 million for 2016 from US$1.6 million for 2015, primarily as a result of decreases in net exchange differences.

Finance costs

Finance costs increased by US$7.5 million, to US$8.4 million for 2016 from US$0.9 million for 2015, primarily as a result of US$5.4 million of higher interest expenses, US$1.3 million of higher net exchange differences and US$0.9 million of higher financial commissions.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$8.0 million for 2016 compared to a loss before income tax of US$0.5 million for 2015.

Income tax

Income tax benefit amounted to US$1.9 million for 2016 compared to an income tax expense of US$0.7 million for 2015. Although we recorded losses before income tax in each of 2016 and 2015, income tax arose in 2015 primarily because of differences between IFRS and Argentine tax law regarding the accounting treatment of the exchange differences on translation of foreign operations derived from different functional currency.

Loss for the period

As a result of the foregoing, loss for the year 2016 amounted to US$6.2 million compared to US$1.2 million for year 2015.

Other comprehensive loss

Other comprehensive loss amounted to US$4.6 million for 2016 compared to nil for 2015 as a result of exchange differences on translation of foreign operations.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$10.8 million for 2016 compared to a total comprehensive loss of US$1.2 million for 2015.

Non-IFRS Financial Measures

We supplement the use of IFRS financial measures in this report with non-IFRS financial measures, including Adjusted EBITDA. We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation and inventory purchase allocation.

We believe that Adjusted EBITDA provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•                       Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•                       Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•                       Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•                       although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;

•                       although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•                       other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

The table below provides a reconciliation of our loss for the period/year to Adjusted EBITDA:

	Three-month Period Ended September 30,		Year Ended June 30,	Twelve- Month Period Ended June 30,	Six-month Transition Period Ended June 30,	Six-month Period Ended June 30,	Year Ended December 31,
	2018	2017	2018	2017	2017	2016	2016	2015
	(unaudited)			(unaudited)		(unaudited)
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Loss for the period/year	(3,599,257)	(623,099)	(14,311,246)	(13,074,550)	(8,378,549)	(1,485,888)	(6,181,889)	(1,194,011)
Income tax (benefit)/expense	(1,970,393)	(289,837)	(10,928,517)	(4,208,670)	(2,817,251)	(469,228)	(1,860,647)	690,726
Finance costs	26,199,971	6,766,835	67,933,511	19,611,061	11,955,747	750,731	8,406,045	879,769
Finance income	(12,464,317)	(1,326,714)	(26,982,795)	(1,758,859)	(1,762,484)	(160,093)	(156,468)	(1,569,592)
Depreciation of property, plant and equipment	404,284	634,431	2,230,881	1,798,713	1,254,657	40,237	584,293	71,277
Amortization of intangible assets	417,871	577,033	2,141,476	1,839,911	1,418,529	2,797	424,179	2,331
Inventory purchase price allocation charge	—	1,119,155	2,257,378	9,953,020	2,436,949	—	7,516,071	—
Stock-based compensation charges	3,804	10,540	30,005	29,676	25,710	39,861	43,827	3,285
Adjusted EBITDA (unaudited)	8,991,963	6,868,344	22,370,693	14,190,302	4,133,308	(1,281,583)	8,775,411	(1,116,215)

Critical accounting policies

The preparation of our combined financial statements (which have been prepared on a carveout basis, using Bioceres, Inc. historical accounting records relating to the crop business line and combining them with Bioceres Semillas S.A.’s financial information) and related disclosures in accordance with IFRS requires our management to make certain judgments, estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these judgments, estimates and assumptions. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in our audited combined financial statements included elsewhere in this report. See Note 1 to Bioceres’ combined financial statements “General Information” for a description of the preparation of the combined financial statements.

In order to provide an understanding of the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 5 to our audited combined financial statements included elsewhere in this report.

B.                 Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily with sales of our products, borrowings, including loans and credit facilities, and equity contributions from our shareholders. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

As of September 30, 2018, our cash and cash equivalents amounted to US$3.3 million. As of September 30, 2018, we held other current financial assets that amounted to US$4.6 million.

We believe that our existing cash and cash equivalents, cash inflows from revenue and borrowings (including refinancing debt and credit lines) will be adequate to meet our anticipated cash needs for the next 12 months. In addition, we expect that the business combination will provide us with additional financial flexibility to execute our strategic objectives, including the possibility of expanding our businesses into new markets and making strategic investments and acquisitions. See Note 1 to Bioceres’ combined financial statements included elsewhere in this report.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that net proceeds resulting from the business combination, combined with existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure the investor that we would be able to raise additional funds on favorable terms or at all.

Cash flows

Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.

Combined Statement of Cash Flows

The tables below illustrate our combined statement of cash flows for the periods indicated:

	Three-month Period Ended September 30,		Year Ended June 30,	Six-month period Ended June 30,	Year Ended December 31,
	2018	2017	2018	2017	2016	2015
	(unaudited)
	(US$)
Combined statement of cash flow of Bioceres:
Net cash flows provided by (used in) operating activities	(329,394)	(5,685,244)	9,036,893	(1,004,055)	(2,019,885)	(1,118,524)
Net cash flows used in investing activities	(397,815)	(2,474,403)	(8,219,684)	(5,857,749)	(41,868,228)	(5,594)
Net cash flows provided by (used in) financing activities	1,768,087	7,925, 212	(281,584)	7,558,385	44,850,486	1,107,951

	Three-month Period Ended September 30,		Year Ended June 30,	Six-month period Ended June 30,	Year Ended December 31,
	2018	2017	2018	2017	2016	2015
	(unaudited)
	(US$)
Net increase (decrease) in cash and cash equivalents	1,040,878	(234,435)	535,625	696,581	962,373	(16,167)

Net cash flows provided by / (used in) operating activities

Cash used in operating activities for the three-month period ended September 30, 2018 amounted to US$0.3 million. Our loss of US$3.6 million, non-cash negative adjustments for income tax credit of US$2.0 million and a negative charges financials result accrued of US$1.6 million, were offset by proceeds from working capital adjustments of US$5.3 million, interest and exchange differences from borrowings of US$0.6 million and non-cash positive adjustments relating primarily to depreciation and amortization charges of US$0.8 million. Working capital is made up of trade and other receivables, income and minimum-presumed income taxes, inventories, trade and other payables, employee benefits and social security, deferred revenue and advances from customers, income and minimum presumed income taxes payable and government grants.

Cash used in operating activities for the three-month period ended September 30, 2017 amounted to US$5.7 million. Our loss of US$0.6 million, non-cash negative adjustments for interests and exchange differences from borrowings of US$3.0 million and a negative variation in net working capital of US$3.7 million were offset by non-cash positive adjustments relating primarily to depreciation and amortization charges of US$1.2 million and charges of impairment of trade debtors of US$0.4 million and gain on sale of equipment and intangible assets of US$0.4 million.

Cash provided by operating activities for the year ended June 30, 2018 amounted to US$9.0 million. Our loss of US$14.3 million and non-cash negative adjustments for income tax credit of US$10.9 million and changes in fair value of financial assets of US$1.4 million were partially offset by working capital inflow of US$5.7 million, non-cash positive adjustments relating primarily to financial results of US$9.8 million, interests and exchange differences from borrowings of US$11.8 million, depreciation and amortization charges of US$4.4 million.

Cash used in operating activities for the Transition Period amounted to US$1.0 million. Our loss of US$8.4 million, non-cash negative adjustments for income tax credit of US$2.8 million and changes in fair value of financial assets of US$4.3 million were partially offset by a positive variation in net working capital of US$2.9 million and non-cash positive adjustments relating primarily to interest, exchanges differences and other financial results accrued of US$7.9 million, depreciation and amortization charges of US$2.7 million and charges for our share in the results of joint ventures of US$0.6 million and charges for allowance for impairment of trade debtors and obsolescence of US$0.5 million.

Cash used in operating activities for the year ended December 31, 2016 amounted to US$2.0 million. Our loss of US$6.2 million, non-cash negative adjustments for income tax credit of US$1.9 million, changes in fair value of financial assets of US$0.7 million combined with working capital requirements of US$6.3 million, were partially offset by non-cash positive adjustments relating primarily to interest, exchanges differences and other financial results accrued of US$9.9 million, depreciation and amortization charges of US$1.0 million, charges for our share in the results of joint ventures of US$0.7 million and charges for allowance for impairment of trade debtors, obsolescence and contingencies of US$1.4 million.

Cash used in operating activities for the year ended December 31, 2015 amounted to US$1.1 million. Our loss of US$1.2 million and working capital requirements of US$1.9 million were partially offset by non-cash positive adjustments relating primarily to charges for our share in the results of joint ventures of US$0.8 million, an income tax benefit of US$0.7 million and charges for allowance for impairment of trade debtors and obsolescence of US$0.3 million.

Net cash flows used in investing activities

Cash used in investing activities for the three-month period ended September 30, 2018 amounted to US$0.4 million and was primarily attributable to investments in property, plant and equipment of US$0.1 million and capitalized development expenditures relating to intangible assets of US$0.3 million.

Cash used in investing activities for the three-month period ended September 30, 2017 amounted to US$2.5 million and was primarily attributable to loans to joint ventures of US$2.1 million and investments in property, plant and equipment of US$0.3 million.

Cash used in investing activities for the year ended June 30, 2018 amounted to US$8.2 million and was primarily attributable to investments in property, plant and equipment of US$2.8 million, purchases and capitalized development expenditures relating to intangible assets of US$2.9 million and loans to joint ventures in which we participate of US$2.6 million.

Cash used in investing activities for the Transition Period amounted to US$5.8 million and was primarily attributable to loans to joint ventures of US$2.4 million and purchases and capitalized development expenditures relating to intangible assets of US$2.9 million.

Cash used in investing activities for the year ended December 31, 2016 amounted to US$41.9 million and was primarily attributable to the Rizobacter Acquisition of US$40.7 million and purchase of property, plant and equipment of US$0.6 million.

Cash used in investing activities for the year ended December 31, 2015 amounted to US$5,594 attributable to purchase of intangible assets.

Net cash flows provided by / (used in) financing activities

Cash generated from financing activities for the three-month period ended September 30, 2018 amounted to US$1.8 million and consisted of net proceeds from bank borrowings of US$16.1 million, partially offset by repayment of borrowings and interest payments of US$13.2 million.

Cash generated from financing activities for the three-month period ended September 30, 2017 amounted to US$7.9 million and consisted of proceeds from bank borrowings of US$72.7 million, partially offset by repayment of borrowings and interest payments of US$65.1 million.

Cash used in financing activities for the year ended June 30, 2018 amounted to US$0.3 million and consisted repayments of bank borrowings for US$56.2 million, partially offset by proceeds of US$55.3 million raised from bank borrowings.

Cash generated from financing activities for the Transition Period amounted to US$7.6 million and consisted of proceeds of US$60.6 million raised from bank borrowings, partially offset by the repayment of bank borrowings for US$50.0 million.

Cash generated from financing activities for the year ended December 31, 2016 amounted to US$44.8 million and consisted of proceeds raised from issuance of preferred shares in the amount of US$42.0 million (to fund the cash consideration of the Rizobacter Acquisition), bank borrowings for US$10.5 million, partially offset by repayments of bank borrowings and interest payments of US$6.4 million.

Cash generated from financing activities for the year ended December 31, 2015 amounted to US$1.1 million and consisted of bank borrowings.

Indebtedness

As of September 30, 2018, our total outstanding borrowings were US$92.9 million, which consists of US$71.2 million of current borrowings, including US$45.1 million of the short-term portion of long-term loans, US$9.1 million in discounted checks, US$11.7 million in BAF loans, US$5.2 million in loans from the Parent and US$0.2 million of bank overdraft and US$21.7 million of non-current borrowings, consisting of long-term loans and credit facilities.

Our borrowings denominated in Argentine pesos as of September 30, 2018 amounted to US$13.3 million and include loans for US$10.6 million that bear fixed interest rates ranging from 20% to 75%, and loans for US$2.7 million that bear variable interest rates that ranged from 25% to 61%. Our borrowings denominated in currencies other than the Argentine peso as of September 30, 2018 amounted to US$79.6 million that bear fixed interest rates ranging from 3% to 9.9%. Of our total outstanding borrowings as of September 30, 2018, US$48.6 million was unsecured, US$30.1 million was secured by certain receivables, by checks for US$9.1 million, by time deposits for US$4.5 million and certain property and plant and equipment for US$0.5 million.

Additionally, as of September 30, 2018 we had liabilities for financed payments relating to the acquisition of Rizobacter of US$23.3 million, consisting of US$20.6 million of current financed payments and US$2.7 million of non-current financed payments.

Rizobacter Facility

In order to finance working capital and improve our capital structure, we consummated a syndicated loan facility for up to US$45 million among Rizobacter and a group of banks including Banco de Galicia y Buenos Aires S.A., as administrative agent (the “Syndicated Loan Facility”), with a first installment of US$22 million funded in March 2017 and a second installment of US$23 million funded in April 2017. The terms of the syndicated loan dictate a final maturity in 48 months, with quarterly interest payments at a 6.5% annual rate, and 13 quarterly principal repayments after a one-year grace period. As of September 30, 2018, there was US$34.7 million outstanding under the Syndicated Loan Facility.

The proceeds of the Syndicated Loan Facility were used to fund repayment of Rizobacter’s short-term borrowings and working capital needs. The facility is guaranteed with a portion of Rizobacter’s cash flows, a US$4.5 million dedicated term deposit and by Bioceres S.A. The Syndicated Loan Facility includes certain standard representations and warranties on behalf of Rizobacter and certain covenants, including limitations on the change of control, i.e., reduction of our shareholding in Rizobacter’s capital stock, and on dividends by Rizobacter and payments to shareholders of Rizobacter while the loan facility is effective. The Syndicated Loan Facility limits lending by Rizobacter in favor of any affiliate for an amount in excess of US$5 million. The facility also contemplates certain financial covenants which may limit Rizobacter’s ability to incur additional debt, requiring a ratio of financial debt to EBITDA of no more than 3x, interest coverage ratios ranging from 1.2x to 2x over the course of the loan and limitations placed on the overall ratio of liabilities to assets ranging from 0.85x to 0.8x over the course of the loan. As of June 30, 2018, due to macroeconomic conditions in Argentina, Rizobacter failed to comply with certain financial ratio covenants under the Syndicated Loan Facility and obtained a waiver from the majority lenders. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Our substantial indebtedness could adversely affect our financial condition.”

C.                 Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policy, see “Item 4. Information on the Company—B. Business Overview—The Technology Sourcing and Product Development Timeline and Process”. For a discussion of patent and licenses, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                 Trend Information

For a discussion of trend information, see “—Operating Results—Factors affecting our results of operations.”

E.                 Off-Balance Sheet Arrangements

We do not currently engage in, or have not engaged in for the periods presented, any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise.

F.                  Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2018.

	Payments Due by Period
	Total	Up to One Year	Between One and Three Years	Between Three and Five Years	Subsequent Years
	(as of June 30, 2018)
Trade payables and other payables	27,660,416	27,660,416	—
Borrowings(1)	93,165,366	65,975,311	27,190,055	—	—
Financed payment - Acquisition of business(2)	23,797,500	20,860,000	2,937,500	—	—
Total	144,623,282	114,495,727	30,127,555	—	—

Notes:—

(1)              Total includes US$2,099,818 million of prospective interest. The outstanding amount without prospective interest as of June 30, 2018 is US$91,065,548.

(2)              Total includes US$992,891 of prospective interest. The outstanding amount without prospective interest as of June 30, 2018 is US$22,874,609.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 Directors and Senior Management

Directors

The following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position
Federico Trucco, Ph.D.	41	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	36	Chief Financial Officer and Executive Director
Ricardo Yapur	60	Managing Director of Rizobacter Argentina S.A.
Gloria Montaron Estrada	47	General Counsel and Executive Director
Gerónimo Watson	40	Chief Technology Officer
Jorge Wagner	49	Chief Operating Officer
Carlos Camargo de Colón	51	Non-Executive Director
Natalia Zang	43	Non-Executive Director
Ari Freisinger	33	Non-Executive Director
Kyle P. Bransfield	34	Non-Executive Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Federico Trucco. Federico Trucco, Ph.D., has served as our chief executive officer since June 2011 and was appointed as a member of Bioceres S.A.’s board of directors in December 2014. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Bioceres, Inc. and S&W Semillas, manager of Verdeca, a director of RASA Holding, Heritas and Rizobacter Argentina, and vice president of SEMYA and AGBM. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a master of science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University.

Enrique López Lecube. Enrique López Lecube has served as our chief financial officer since December 2017. He was appointed as executive member of the board of directors of Chemotécnica in December 2016. He has served as Manager for M&A and Corporate Finance at Lartirigoyen & Cia S.A. — a Glencore subsidiary — since 2016, where he has led transactions in the food, chemical and service industries and worked in the finance department to oversee 10 group entities. Previously, he worked as head trader from 2010 to 2016 at Lartirigoyen & Cia S.A. From 2008 to 2010, he worked at Cargill focusing on grain and oilseed. Mr. López Lecube received an MBA from Kellogg of School of Management of Northwestern University and a degree as an industrial engineer from ITBA (Instituto Tecnológico de Buenos Aires).

Ricardo Yapur. Ricardo Yapur has served as Managing Director of Rizobacter since November 2013, and was appointed Vice-chairman of Rizobacter board of directors in October 2016. He previously served in various positions at Rizobacter. Mr. Yapur received a degree in agronomy from the National University of La Plata, Argentina.

Gloria Montaron Estrada. Gloria Montaron Estrada has served as our general counsel since March 2014. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as legal director and secretary of Bioceres, Inc., as secretary of RASA Holding, and as a director of INDEAR and AGBM. She received an LLM in intellectual property from the University of Palermo, Buenos Aires and a degree in Law from the University of Buenos Aires, Argentina.

Gerónimo Watson. Gerónimo Watson has served as our chief technology officer since June 2014. He previously served in several positions at INDEAR, including as director of product development from 2011 to 2014, head of technology testing and field operations until 2011 and as a member of the Amaranth project starting in 2005. Mr. Watson also serves as a director of Trigall and Verdeca and as chief technology officer of Bioceres, Inc. Mr. Watson received a master’s degree in agronomy from the Kansas State University and a degree in agronomy from the Catholic University of Cordoba, Argentina.

Jorge Wagner. Jorge Wagner has served as our chief operating officer since October 2016. He has also served as chief financial officer of Rizobacter since 2013. Prior to that, he served as regional chief financial officer (Paraguay, Uruguay, Argentina and Bolivia) of Syngenta Agro S.A. from 2010 to 2013. He received a CPA and an MBA from the University of Buenos Aires, Argentina.

Carlos Camargo de Colón. Carlos Ivan Camargo de Colón is the director of business development and investor relations of Bioceres S.A. Carlos has extensive experience in both the agriculture and energy sectors with over 25 years of experience, having held positions in Brazil, the United States, the United Kingdom and the United Arab Emirates. Prior to joining Bioceres, Carlos was based in Dubai as managing director at Peregrine Advisors, where he focused on agricultural opportunities in Africa and Brazil. While in Dubai he was also a special advisor to Expo 2020 on disruptive technologies in the energy sector. Prior to this, he was an investment banker for over 15 years at UBS Investment Bank and Morgan Stanley. He received a bachelor’s degree in history from Columbia University in the City of New York. Carlos is also a board member of Fundação Cruz de Malta, a Brazilian based charity which focuses on assisting disadvantaged children and young mothers, and a board member of British Friends of Campos, a UK based charity with a focus on education.

Natalia Zang. Natalia Zang is a business leader with 20 years of experience in private equity and corporate finance, both in Latin America, Europe and Australia. She held C-level positions in several industries, including mining, retail, and real estate. In late 2015, Natalia joined the Macri administration in Argentina, initially as Undersecretary for the Chief of Staff and then as General Coordinator of the G20. Natalia is a sought-after lecturer on business and women leadership issues.

Ari Freisinger. Ari Freisinger was a Principal at Highfields Capital from 2010-2018. Prior to that, he served as an investment banker at Barclays Capital in the mergers & acquisitions group. Mr. Freisinger received a master’s degree in economics and social history from the University of Oxford and a bachelor’s degree in economics from Columbia University. He currently serves on the board of the Jewish Family Service of Metrowest, a philanthropic organization in the greater Boston area.

Kyle P. Bransfield. Kyle P. Bransfield has served as our Chief Executive Officer and a director since December 2017. Mr. Bransfield is a Partner of Atlantic-Pacific Capital, Inc. and has lead the firm’s global direct private placement and structured investment activities since 2015. Mr. Bransfield has over 11 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University. UAC management believes Mr. Bransfield is well qualified to serve as a director due to his contacts and business experience.

B.                 Compensation

Remuneration of Directors and Senior Management

Summary Compensation Table

The following table presents information regarding the compensation of certain of Bioceres S.A. executive officers (who currently serve as executive officers of the Company) for services rendered during the fiscal years ended June 30, 2017 and June 30, 2018. The value of the option awards is determined by the value of the latest capital increase at Bioceres S.A., approved by its shareholders at a shareholders’ meeting.

		Salary	Bonus		Option Awards	All Other Compensation	Total
Name and Principal Position	Year	(US$)	(US$)		(US$)	(US$)	(US$)
Federico Trucco	2018	143,126	—		—	—	143,126
Chief Executive Officer	2017	143,136	—		—	—	143,136
Enrique Lopez Lecube	2018	97,843	—		—	—	97,843
Chief Financial Officer	2017	—	—		—	—	—
Gloria Montaron Estrada	2018	144,846	—		—	—	144,846
General Counsel and Executive Director	2017	142,135	—		—	—	142,135
Ricardo Yapur	2018	235,208	—		—	—	235,208
Managing Director of Rizobacter Argentina S.A.	2017	196,120	95,955	(1)	—	—	292,074
Geronimo Watson	2018	101,335	—		—	—	101,335
Director of Technology and Products	2017	99,890	—		—	—	99,890

Note:—

(1)              See “—Rizobacter Annual Bonuses.”

Kyle P. Bransfield, who was the Chief Executive Officer/Director of the board of UAC and who has been appointed as our non-executive director, did not receive any cash compensation, stock options or stock appreciation rights or any other awards under long-term incentive plans for services rendered to UAC.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding stock options held by Bioceres S.A. executive officers (who currently serve as executive officers of the Company) as of June 30, 2018.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Prize (US$)	Option Issuance Date	Option Expiration Date
Gloria Montaron	—	101,120	(1)	7.91	December 16, 2015	April, 2019
Federico Trucco	—	240,160	(1)	7.91	December 16, 2015	April, 2019

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Prize (US$)	Option Issuance Date	Option Expiration Date
Gerónimo Watson	—	120,080	(1)	7.91	December 16, 2015	April, 2019
Grants
Jorge Wagner	—	90,000	(2)	7.91	June 30, 2018	June 30, 2021
Ricardo Yapur	—	90,000	(3)	7.91	June 30, 2018	June 30, 2021

Notes:—

(1)              Stock options authorized and granted as of April 1, 2017 at a price of US$7.91, which can be exercised up two years after April 2017. See “—Equity Incentive Plans of Bioceres S.A.”

(2)              Stock grants authorized as of June 30, 2018 at a price of US$7.91, or an earn out of up to US$990,900, at beneficiary’s election. The stock grants and or the earn out clause can be exercised in two tranches for 45,000 shares or US$499,950 in cash, in each tranche if the financial milestones provided therein are achieved. See “—Equity Incentive Plans of Bioceres S.A.”

(3)              Stock grants authorized as of June 30, 2018 at a price of US$7.91, or an earn out of up to US$990,900, at beneficiary´s election. The stock grants and or the earn out clause can be exercised in two tranches for 45,000 shares or US$499,950 in cash, in each tranche if the financial milestones provided therein are achieved. See “—Equity Incentive Plans of Bioceres S.A.”

Equity Incentive Plans of Bioceres S.A.

On December 17, 2014, Bioceres S.A.’s shareholders approved a stock option incentive plan permitting option grants exercisable into up to 1,264,000 ordinary shares (“Stock Option Incentive Plan”) and a stock grant incentive plan permitting stock grants of up to 1,264,000 ordinary shares (the “Stock Grant Incentive Plan,” and, collectively with the Stock Option Incentive Plan, the “Equity Incentive Plans”). On August 25, 2015, the board of directors of Bioceres S.A. authorized the issuance of stock options under the Stock Option Incentive Plan to certain Bioceres S.A. executives, officers and directors with whom Bioceres S.A. had executed individual stock option agreements. Such stock options were exercisable into 808,960 ordinary shares, with an exercise price of US$7.91 per share and a vesting date of April 1, 2017, which will remain exercisable until two years after the vesting date. The board of directors of Bioceres S.A. also authorized the issuance of stock grants of 902,487 ordinary shares under the Stock Grant Incentive Plan to certain Bioceres S.A. executives, officers and directors with whom it had executed individual grant agreements with respect to 362,148 ordinary shares, of which 2,148 has already been granted and the remaining 360,000 ordinary shares have different vesting dates between June 2018 to June 2022.

Eligibility. Certain members of the Bioceres S.A. board of directors, management and other critical personnel are eligible for stock options and grants under the Equity Incentive Plans. Stock options and grants that are directed to members of the compensation committee under the Equity Incentive Plans require approval by Bioceres S.A. board of directors.

Administration. The Equity Incentive Plans approved by the shareholders are administered by the compensation committee of Bioceres S.A. The committee has authority to grant the stock options and grants under the Equity Incentive Plans in accordance with the terms and conditions of the Equity Incentive Plans already approved by the Bioceres S.A. board of directors and to take any actions deemed necessary or advisable in connection therewith, including, without limitation, the authority to appoint beneficiaries, determine the amount of stock options or shares to be granted, determine the price and timing for the exercise of stock options as well as the issuance of stock grants and settle disputes involving the Equity Incentive Plans.

Rizobacter Annual Bonuses

The Rizobacter Annual Bonus is an annual cash incentive bonus awarded to Rizobacter employees to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year according to a target. Each year Rizobacter determines the objectives and other terms and conditions of the annual cash bonuses for all its employees.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was $1,523,412 for the fiscal year ended June 30, 2018, and $227,327 for the first quarter ended September 30, 2018, pursuant to the applicable law.

Compensation Guidelines

We intend to develop an executive compensation program that is consistent with Bioceres’ existing compensation policies and philosophies, which are designed to align compensation with Bioceres Crop Solutions’ business objectives and the creation of shareholder value, while enabling Bioceres Crop Solutions to attract, motivate and retain individuals who contribute to the long-term success of Bioceres Crop Solutions.

Decisions on the executive compensation program will be made our Board of Directors. The following discussion is based on the present expectations as to the executive compensation program to be adopted our Board of Directors. The executive compensation program actually adopted will depend on the judgment of the members of our Board of Directors and may differ from that set forth in the following discussion.

Bioceres Crop Solutions anticipates that decisions regarding executive compensation will reflect its belief that the executive compensation program must be competitive in order to attract and retain Bioceres Crop Solutions’ executive officers. Bioceres Crop Solutions anticipates that our Board of Directors will seek to implement compensation policies and philosophies by linking a significant portion of BIOX’s executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards.

Bioceres Crop Solutions anticipates that compensation for its executive officers will have two primary components: base salary and equity-based awards to be approved by the compensation committee.

Base Salary

It has been Bioceres’ historical practice to ensure that base salary is fair to the executive officers, competitive within the industry and reasonable in light of Bioceres’ cost structure. Our Board of Directors will determine base salaries, subject to the terms of any employment agreements, and will review base salaries annually based upon advice and counsel of its advisors.

Equity-Based Awards

Bioceres Crop Solutions intends to use equity-based awards to reward long-term performance of the named executive officers. Bioceres Crop Solutions believes that providing a meaningful portion of the total compensation package in the form of equity-based awards will align the incentives of its named executive officers with the interests of its shareholders and serve to motivate and retain the individual named executive officers.

Executive Agreements

Bioceres Crop Solutions anticipates that it will put in place a policy to pay and compensate key executives as appropriate to attract, retain and compensate executive talent following the business combination and that said policies will be subject to approval by our Board of Directors.

Other Compensation

Bioceres Crop Solutions expects to continue to maintain various employee benefit plans, including medical plans, in which the named executive officers will participate. Bioceres Crop Solutions also expects to continue to provide certain perquisites to its named executive officers, subject to our Board of Directors’ ongoing review.

Deductibility of Executive Compensation

Section 162(m) of the Code denies a federal income tax deduction for certain compensation in excess of US$1.0 million per year paid to certain current and former executive officers of a publicly traded corporation.

Director Compensation

Our Board of Directors will establish a compensation program for independent directors, which consists of an annual retainer and committee fees for their service as directors. Bioceres Crop Solutions will also reimburse its independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Directors who are employees will not receive any compensation for their services as directors.

C.                 Board Practices

Our Articles provide that the Board of Directors must comprise at least one member. Our board currently consists of seven (7) directors.  Each of our directors will have a term that expires at BIOX’s annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Audit Committee

Our audit committee consists of Messrs. Kyle P. Bransfield, Natalia Zang and Ari Freisinger, with Ari Freisinger serving as the chair of the audit committee. Each of Messrs. Kyle P. Bransfield, Natalia Zang and Ari Freisinger meets the applicable audit committee independence standards. Ari Freisinger qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

Bioceres Crop Solutions’ audit committee will, among other matters, oversee (1) its financial reporting, auditing and internal control activities; (2) the integrity and audits of its financial statements; (3) its compliance with legal and regulatory requirements; (4) the qualifications and independence of its independent auditors; (5) the performance of its internal audit function and independent auditors; and (6) its overall risk exposure and management. Duties of the audit committee will also include the following:

•                       annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•                       be responsible for recommending the appointment, retention and termination of Bioceres Crop Solutions’ independent auditors and determine the compensation of the independent auditors;

•                       review the plans and results of the audit engagement with the independent auditors;

•                       evaluate the qualifications, performance and independence of the independent auditors;

•                       have sole authority to approve in advance all audit and non-audit services by the independent auditors, the scope and terms thereof and the fees therefor;

•                       review the adequacy of Bioceres Crop Solutions’ internal accounting controls; and

•                       meet at least quarterly with Bioceres Crop Solutions’ executive officers, internal audit staff and independent auditors in separate executive sessions.

Our Board of Directors adopted a written charter for the audit committee, which is available free of charge on Bioceres Crop Solutions’ corporate website at biocerescrops.com. The information on Bioceres Crop Solutions’ website is not part of this report.

Compensation Committee

Bioceres Crop Solutions’ compensation committee consists of Federico Trucco, Ari Freisinger and Kyle P. Bransfield, with Federico Trucco serving as the chair of the compensation committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of the NYSE following the consummation of the business combination, we are not required to have a compensation committee. However, we will have a compensation committee, the majority of which consists of independent directors.

The compensation committee will have the sole authority to retain and terminate any compensation consultant, to assist in the evaluation of employee compensation and to approve consultants’ fees and the other terms and conditions of consultants’ retention. The compensation committee will also, among other matters:

•                       assist the board of directors in developing and evaluating potential candidates for executive officer positions and oversee the development of executive succession plans;

•                       administer, review and make recommendations to our Board of Directors regarding Bioceres Crop Solutions’ compensation plans;

•                       annually review and approve Bioceres Crop Solutions’ corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and any equity and non-equity incentive compensation, subject to approval by our Board of Directors;

•                       provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and

•                       review Bioceres Crop Solutions’ incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and executive officer compensation.

Nominating and Governance Committee

Bioceres Crop Solutions’ nominating and governance committee consists of Carlos Camargo de Colón, Ari Freisinger and Kyle P. Bransfield, with Carlos Camargo de Colón serving as the chair of the nominating and governance committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of the NYSE following the consummation of the business combination, we are not required to have a nominating and governance committee. However, we will have a nominating and governance committee, the majority of which consists of independent directors. The nominating and governance committee will, among other matters:

•                       evaluate the independence of directors and nominate individuals to serve as directors;

•                       review the committee structure of our Board of Directors and recommend directors to serve as members or chairs of each committee of our Board of Directors;

•                       review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;

•                       develop and recommend to our Board of Directors a set of corporate governance guidelines applicable to Bioceres Crop Solutions and, at least annually, review such guidelines and recommend changes to our Board of Directors for approval as necessary; and

•                       oversee the annual self-evaluation of our Board of Directors.

Code of Ethics

Bioceres Crop Solutions has adopted a Code of Ethics applicable to Bioceres Crop Solutions’ directors, executive officers and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of Bioceres Crop Solutions’ business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of Bioceres Crop Solutions’ Code of Ethics in a Current Report on Form 6-K (as required) or on Bioceres Crop Solutions’ website.

NYSE corporate governance exemptions

We are a “controlled company” under the NYSE rules. Controlled companies under the NYSE rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Parent will control more than 50% of the voting power of Bioceres Crop Solutions’ shares following the closing of the business combination, and, as a result, under the NYSE’s current listing standards, Bioceres Crop Solutions would qualify for and intends to rely on the controlled company exception under the corporate governance rules of the NYSE. As a controlled company, Bioceres Crop Solutions will not be required to have (1) a majority of “independent directors” on its board of directors or (2) a compensation committee and a nominating and governance committee.  The controlled company exception does not modify the independence requirements for the audit committee, and Bioceres Crop Solutions intends to comply with the requirements of the NYSE rules, which require that its audit committee be composed of at least three members, all of whom are independent directors.

D.                 Employees

As of September 30, 2018, we had 389 employees, of which 6.9% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	As of September 30,	As of June 30,		As of December 31,
	2018	2018	2017	2016
Management, administrative and sales	362	346	338	319
Research and development services	27	38	39	38
Total	389	384	377	357

E.                 Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report, by our directors and senior management and major shareholders. See “Item 4. Information on the Company—B. Business Overview—Recent Developments.” For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Federico Trucco	4,885	*
Enrique López Lecube	—	—
Ricardo Yapur	—	—
Gloria Montaron Estrada	—	—
Gerónimo Watson	2,092	*
Jorge Wagner	—	—
Carlos Camargo de Colón	—	—
Natalia Zang	—	—
Ari Freisinger	—	—
Kyle P. Bransfield(1)	130,403	*
All directors and executive officers of Bioceres as a Group (ten individuals)	137,380	*

5% Shareholders
Bioceres LLC(2)	26,978,674	74.7
International Property Service Corp.(3)	2,018,084	5.6

Notes:—

*                 Less than 1%

(1)         Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.

(2)         Represents shares held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 15.7% of Bioceres S.A.’s equity interest is owned by BAF Latam Credit Fund B.V.

(3)         Represents shares held by International Property Service Corp., upon the exercise of the Rizobacter Call Option.  International Property Service Corp. is a company incorporated under the laws of the Republic of Panama, with its registered office at Calle 50, Edificio Plaza 2000, piso 19, Panamá, República de Panamá.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                 Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.                 Related Party Transactions

Relationship with the Parent

As of the date of this report, the Parent owns approximately 74.7% of Bioceres Crop Solutions’ ordinary shares and continues to exercise control over the composition of the Board of Directors and any other action requiring the approval of the shareholders of Bioceres Crop Solution. See “Item 3. Key Information—D. Risk Factors—Risks Related to UAC and the Business Combination—Bioceres S.A. will control us, and its interests may conflict with yours in the future.”

Rizobacter Shareholders’ Agreement

In connection with the acquisition of Rizobacter by RASA Holding, RASA Holding has entered into an agreement with certain existing shareholders of Rizobacter, or the Rizobacter Shareholders’ Agreement. Through the Rizobacter Shareholders’ Agreement, RASA Holding has control over a supermajority of 80% of the voting shares of Rizobacter. The Rizobacter Shareholders’ Agreement grants to RASA Holding (i) a right of first refusal for any transfer of shares owned by certain existing shareholders on the same terms as the relevant firm offer, (ii) the right to appoint a majority of the board of directors of Rizobacter, including the chairman, and the right to choose two of the three members of the Supervisory Committee of Rizobacter and (iii) the commitment of certain existing shareholders to vote in the shareholders meetings in accordance with the instructions of RASA Holding. The Rizobacter Shareholders’ Agreement also restricts the existing shareholders’ ability to sell shares to third parties in accordance with the terms of the tag-along rights and drag-along rights, as applicable, for approved sales of shares to third parties as set forth therein.

Policy Concerning Related Party Transactions

Our Board of Directors has adopted a written policy (the “related person transaction approval policy”), for the review of any transaction, arrangement or relationship in which it is a participant, if the amount involved exceeds US$120,000 and one of Bioceres Crop Solutions’ executive officers, directors, director nominees or beneficial holders of more than 5% of Bioceres Crop Solutions’ total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

A copy of the related person transaction approval policy is available on Bioceres Crop Solutions’ website.

Corporate Services Agreements with Bioceres S.A.

On July 4, 2017 Bioceres Semillas entered into a corporate services agreement with Bioceres S.A.

Term. One-year term from the date of effectiveness. Once the initial one-year term expires, the parties can agree to extend the term of the original contract for another year and can do so indefinitely. On July 4, 2018, the agreement was renewed for an additional one year.

Services. Each contract typically covers day-to-day operations and services, including administrative services, human resources, accounting, supervision of personnel, management, as well as compliance with laws and regulations.

Compensation. Bioceres Semillas must pay an amount equal to US$112,553 in 12 installments, which are invoiced on a monthly basis.

Intellectual Property. Under each contract, Bioceres S.A. will gain ownership over all intellectual property rights that arise from services rendered. The intellectual property rights include, but are not limited to, patents, trademarks, trade secrets and know how.

Confidentiality. The parties have agreed to keep the terms of each contract confidential, subject to certain exceptions, during the term of the contract and for a period of ten years after termination of the contract.

Indemnification. Bioceres S.A. has agreed to indemnify Bioceres Semillas for any liability that arises out of the performance of the services under each contract.

Corporate Services Agreements with Rizobacter

On July 4, 2018, Bioceres Semillas entered into a services agreement with Rizobacter Argentina S.A. (the “Rizobacter Corporate Agreement”), pursuant to which Rizobacter Argentina S.A. provides day-to-day operations support and services, which includes marketing, financial operations, management, communications and strategy for business development.

Term. One-year term from the date of effectiveness of the Rizobacter Corporate Agreement. Once the initial one-year term expires, the parties can agree to extend the term of the Rizobacter Corporate Agreement for one year and can do so indefinitely.

Compensation. Bioceres Semillas must pay an amount equal to US$51,392.00 in 12 instalments, which are invoiced on monthly basis.

Indemnification. Rizobacter Argentina S.A. has agreed to indemnify Bioceres Semillas for any liability that arises out of the performance of the services under the Rizobacter Corporate Agreement.

Research and Development Services Agreements with INDEAR

In connection with R&D services, Bioceres Semillas and Rizobacter Argentina S.A. typically enter into agreements with INDEAR.

Rizobacter Term. One-year term from the date of effectiveness of the Rizobacter Research and Development Agreement. Once the initial one-year term expires, the parties can agree to extend the term of the Agreement for one year and can do so indefinitely.

Bioceres Semillas Term. Two-year term from the date of effectiveness. Once the initial two-year term expires, the parties can agree to extend the term of the original contract for another two years and can do so indefinitely.

Rizobacter Compensation. Rizobacter Argentina S.A. must pay an amount equal to US$54,417 in 12 instalments, which are invoiced on a monthly basis.

Bioceres Semillas Compensation. In return for the services provided by INDEAR, Bioceres Semillas must pay INDEAR a sum equal to the costs of services rendered plus 15% of such amount. These fees will be calculated in accordance with an itemized schedule and are invoiced on a quarterly basis.

Intellectual Property. Under each contract, INDEAR’s counterparties will gain ownership over all intellectual property rights that arise from services rendered. The intellectual property rights include, but are not limited to, patents, trademarks, plant variety rights, trade secrets, and any intellectual property rights that arise out of the R&D services.

Confidentiality. The parties have agreed to keep the terms of the contract confidential, subject to certain exceptions, during the term of the contract and for a period of five years after effectiveness and/or termination of the contract.

Indemnification. INDEAR has agreed to indemnify each of the counterparties for any liability that arises out of the performance of R&D services.

License Agreements

Trigall Genetics S.A.

License agreement dated December 19, 2013, between Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization) and Trigall Genetics S.A. (the “Trigall License Agreement”), pursuant to which Bioceres Inc. granted to Trigall Genetics S.A. the exclusive license of HB4 Technology in wheat for research and commercial use of wheat in Argentina, Paraguay, Brazil and Uruguay.

Term. The Trigall License Agreement will remain in full force and effect until the date of dissolution of Trigall Genetics S.A.

Reservation of Rights. Bioceres Inc. reserved the rights to research, develop, make or use (but not to sell, offer to sell or otherwise commercially exploit) HB4 Technology solely for research purposes, during the term of the Trigall License Agreement within the defined territory of Argentina, Paraguay, Brazil and Uruguay.

Service Agreements to Joint Ventures

Trigall Genetics S.A., FD Admiral SAS, Bioceres Inc. and Instituto de Agrobiotecnología Rosario S.A.

The service agreement dated December 19, 2013, by and among Trigall Genetics S.A., FD Admiral SAS and its affiliate Florimond Desprez Veuve & Fils SAS, Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization), Bioceres S.A. and Instituto de Agrobiotecnología Rosario S.A. (the “Trigall Service Agreement”), pursuant to which research and development services are provided by Bioceres Inc. and Florimond Desprez Veuve & Fils SAS through its affiliates.

Term. The Trigall Service Agreement will remain in full force and effect until the date of the dissolution of Trigall Genetics S.A.

Compensation. Trigall Genetics S.A. will pay to Bioceres Inc. and Florimond Desprez Veuve & Fils SAS for the services provided. The services and the budget for such services will be approved by the board of directors of Trigall in advance.

Intellectual Property. All rights, titles and interest in or to the results and/or the intellectual property related thereto will vest in and be owned by Trigall Genetics S.A. All rights, title and interest in or to the intellectual property furnished to Trigall Genetics S.A. by Bioceres Inc. or its affiliates and Florimond Desprez Veuve & Fils SAS or its affiliates in the framework of the Trigall Service Agreement remains owned by each party.

Arcadia Biosciences Inc. and Verdeca LLC

The service agreement dated January 1, 2017, by and among Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization), Arcadia Biosciences Inc. and Verdeca LLC (the “Arcadia Biosciences Service Agreement”) pursuant to which research and development services are provided by Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization) and Arcadia Biosciences Inc., as described in each annual work plan. The research and development services are focused on the development of soybean varieties having modified traits, which are produced or generated by means of the genetic modification or mutagenisis of soybeans.

Term. One-year term from the date of effectiveness of the Arcadia Biosciences Service Agreement.

Compensation. The services and the budget for such services budget shall be approved annually by the management committee of Verdeca LLC.

Intellectual Property: The parties agreed that intellectual property rights may be developed and/or acquired, separately and/or jointly, by Arcadia Biosciences Inc. and by Bioceres Inc. respectively according with the terms and conditions of the licenses agreements to be granted by each party to Verdeca LLC.

Synertech Industrias

Service Agreement dated June 30, 2016, by and between Synertech Industrias S.A. and Rizobacter Argentina S.A. (the “Synertech Services Agreement”), detailing the services regarding the production and maintenance of the industrial facility.

Term. Three-year from date of effectiveness of the Synertech Services Agreement.

Compensation. Synertech Industrias S.A. will pay a man-hour per services on a monthly basis. Services and the budget for such services will be approved in advance each year by the board of directors of Synertech Industries S.A.

Rizobacter Argentina S.A. Loan Agreement

Bioceres Inc., as borrower, entered into a loan agreement with Rizobacter Argentina S.A., as lender, on October 17, 2017, which has been renewed by two amendments dated April 11, 2018 and dated October 11, 2018. The loan will mature on April 5, 2019 for an amount equal to US$2.5 million. The loan agreement has an annual interest rate of 10.9%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$2.9 million.

Synertech Industrias S.A. Loan Facility Agreement

On February 22, 2018, Synertech Industrias S.A., as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on February 22, 2019, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$5.9 million.

Bioceres Semillas Loan Facility Agreement

On July 4, 2018, Bioceres Semillas, as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 4, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$630,418.

Trigall Genetics S.A. Loan Facility Agreement

In December 2013, Bioceres, Inc. entered into a revolving loan facility agreement with Trigall Genetics, as the borrower, acting as a joint lender with Florimond Desprez for a period of seven years ending on December 2020, up to a maximum amount of US$6 million. On December 4, 2017, the agreement was amended to increase the maximum loan amount to US$8 million. Responsibility for funding amounts drawn under facility is apportioned proportionally between Bioceres Inc. and Florimond Desprez up to US$3 million, respectively. The aggregate amount outstanding under the loan owed to Bioceres Inc. as of September 30, 2018 amounted to US$3.5 million. Trigall Genetics has no obligation to pay any interest on amounts owing under the facility.

Bioceres Inc. Loan Facility Agreement

On July 1, 2018, Bioceres Inc., as the borrower, entered into a revolving loan facility agreement with Bioceres S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$15.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$5.2 million.

INDEAR Loan Agreement

On June 30, 2018, INDEAR, as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$517,146.

Bioceres S.A. and Rizobacter Loan Agreements

On June 30, 2018, Bioceres S.A., as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$322,475.

On the same day, Rizobacter Argentina S.A., as the borrower, entered into a revolving loan facility agreement with Bioceres S.A., as the lender, with the same terms and conditions. The aggregate amount outstanding under the loan as of September 30, 2018 was US$0.

Bioceres Semillas Loan Agreement

On June 30, 2018, Bioceres Semillas, as the borrower, entered into a revolving loan facility agreement with Bioceres S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of September 30, 2018 was US$0.

Bioceres S.A. and RASA Holding Export Prefinancing Credit Facility Agreement

On March 20, 2018, Bioceres S.A., as the borrower, entered into an export prefinancing credit facility agreement with BAF Latam Trade Finance Fund B.V., as the lender and RASA Holding, as the guarantor, for the period ending on May 21, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 8.0%. On August 28, 2018, the agreement was amended to increase the maximum loan amount to $6.5 million and the interest rate was amended to 9.875% (as amended, together with the Export Prefinancing Credit Facility Agreement dated March 20, 2018, as amended, the “BAF Loans”). The aggregate amount outstanding under the loan as of December 31, 2018 was US$6.7 million.

Bioceres S.A. and RASA Holding Credit Agreement

On September 12, 2018, Bioceres S.A., as the borrower, entered into a credit agreement with BAF Latam Credit Fund B.V., as the lender and RASA Holding, as the guarantor, for the period ending on July 3, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 9.875%. On October 16, 2018, the agreement was amended to increase the maximum loan amount to $12.0 million. On January 30, 2019, the agreement was amended to increase the maximum loan amount to $16.0 million. The aggregate amount outstanding under the loan as of December 31, 2018 was US$10.2 million.

Bioceres Crop Solutions and Bioceres S.A. Loan Agreement

On March 14, 2019, Bioceres Crop Solutions, as borrower, entered into a loan agreement with Bioceres S.A., as lender, on substantially similar terms and conditions as those set forth under the BAF Loans.

Related Party Transactions

The following are certain other transactions with our directors, executive officers and stockholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

Sales by and between Rizobacter Argentina S.A. and Ricardo Yapur, Managing Director of Rizobacter Argentina S.A.

Ricardo Yapur, Managing Director of Rizobacter Argentina S.A. purchased products of Rizobacter Argentina S.A. during fiscal year ended June 30, 2017 and 2018, for US$124,206 and US$241,666, respectively.

Amended and Restated Registration Rights Agreement

See “Item 10. Additional Information—C. Material Contracts—Amended and Restated Registration Rights Agreement.”

Shareholders Agreement

In connection with the consummation of the business combination, BIOX, Bioceres LLC and the Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, the initial shareholders were granted the right to nominate one director to our Board of Directors following the consummation of the business combination at each annual general meeting of the Company, provided, that, they do not hold less than a certain percentage of Bioceres Crop Solutions’ shares. Bioceres LLC has agreed to vote for such director nominee proposed by the initial shareholders.

Indemnification Agreement

In connection with the consummation of the business combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of and against amounts paid or incurred by him or her in the resolution thereof. The agreements are subject to certain exceptions, including, among other exceptions, that no indemnification will be provided to any director or officer against any liability to us or our shareholders (i) by reason of actual fraud, dishonesty, actual fraudulent conduct, or gross negligence on the part of the director or officer; (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer; or (iii) if contrary to applicable law.

C.                 Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                 Consolidated Statements and Other Financial Information

Financial Statements

Our combined financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we are involved in one material legal proceeding, as described below, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 665,078 of the UAC shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Acquisitions—Certain of the Rizobacter shares are subject to a judicial injunction.”

Dividend Policy

We currently intend to retain any earnings for use in our business and do not intend, as of the date of this report, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant.

B.                 Significant Changes

No significant change has occurred other than as described in this report since the date of our most recent audited financial statements.

ITEM 9.                                                THE OFFER AND LISTING

A.                 Offer and Listing Details

On March 2, 2018, Union consummated its initial public offering (the “IPO”) of 11,500,000 units, including 1,500,000 units which were subject to the over-allotment option granted to the underwriters of the IPO, with each unit consisting of one ordinary share, one right, and one redeemable warrant. Union’s units, ordinary shares, rights and warrants were listed on the New York Stock Exchange under the symbols, “LTN.U,” “LTN,” “LTN RT” and “LTN WS,” respectively.

Upon consummation of the business combination, Union’s ordinary shares and public warrants started trading on the NYSE American under the symbols “BIOX” and “BIOX WS,” respectively. Union’s publicly traded units separated into the component securities upon consummation of the business combination and are no longer trading as a separate security. In addition, holders of Union’s rights received one-tenth (1/10) of one ordinary share of Union for each right held by them upon consummation of the business combination.

Each public warrant is exercisable into one ordinary share and will expire on the fifth anniversary of the business combination, or earlier upon redemption or liquidation.

Restrictions on transfer

The ordinary shares issued in the business combination are, unless registered for resale, subject to restrictions on transfer, in accordance with the Securities Act.

B.                 Plan of Distribution

Not applicable.

C.                 Markets

The NYSE American.

D.                 Selling Shareholders

Not applicable.

E.                 Dilution

Not applicable.

F.                  Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                 Share Capital

As of the date of this report, we had (i) 100,000,000 ordinary shares (US$ 0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares (US$0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s IPO and 7,500,000 of which were issued in connection with the business combination) and (vi) 11,500,000 public warrants outstanding. The 36,120,517 ordinary shares issued and outstanding include 4,736,736 ordinary shares issued under the Rizobacter Call Option, which was exercised concurrently with the consummation of the business combination, as well as 119,443 ordinary shares issued to minority shareholders of Bioceres Semillas upon the exercise of their tag-along rights under the shareholders agreement of Bioceres Semillas. See “Item 10. Additional Information—C. Material Contracts—Shareholders’ Agreement of Bioceres Semillas S.A.”

Holders of the ordinary shares are entitled to one vote for each ordinary share. Each of the 5,200,000 private warrants is exercisable for one UAC share at an exercise price of US$11.50. Out of the 7,500,000 warrants issued in connection with the business combination, (A) 2,500,000 warrants are exercisable for UAC shares on a one-on one basis, having a strike price of US$11.50, that will vest if and when the price of the ordinary shares trades above US$15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (B) 2,500,000 warrants have a strike price of US$15.00, which will vest upon issuance; and (C) 2,500,000 warrants have a strike price of US$18.00, which will vest upon issuance.

B.                 Memorandum and Articles of Association

Objects

Our Articles state that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict a director’s power to vote in respect of any contract or transaction in which he is interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any rights of any outstanding series of preferred shares.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of ordinary shares will be entitled to receive pro rata our remaining assets available for distribution.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preferred shares or any other series or class of shares we may authorize and issue in the future.

Our ordinary shares are not subject to any sinking fund.  All of our issued shares are fully paid up and none of our shareholders are liable for further capital calls.  There are no provisions in the Articles that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of shares.

Preferred Shares

Our Articles provide that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able, without shareholder approval, to issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

Voting and Election of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of BIOX ordinary shares will possess all voting power for the election of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of the shareholders of BIOX. Holders of BIOX ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. Holders of BIOX ordinary shares will not have cumulative voting rights in the election of directors.

Preemptive or Other Rights

There will be no sinking fund or redemption provisions applicable to BIOX shares.

Election of Directors

Our board consists of seven directors.  Each of our directors will have a term that expires at BIOX’s annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the election of directors, with the result that directors will be elected by a majority of the votes cast at an annual general meeting of BIOX.

General Meetings

At least five clear days’ notice are required to be given of any general meeting, which notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.  No business will be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ request, will be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present will be a quorum.

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. Shareholders holding not less than 10% in par value of the issued ordinary shares with voting rights can request, and the directors shall convene, extraordinary general meetings. Such shareholders’ request must state the objects of the meeting and must be signed by the requesting shareholders and deposited at the Registered Office.

If there are no directors as at the date of the deposit of the shareholders’ request or if the directors do not within twenty-one days from the date of such request duly proceed to convene a general meeting to be held within a further twenty-one days, the requesting shareholders, or any of them representing more than 50% of the total voting rights of all of the requesting shareholders, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law (2018 Revision)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Law (2018 Revision)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Law (2018 Revision) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Law (2018 Revision).

C.                 Material Contracts

The Exchange Agreement

On November 8, 2018, Union entered into a Share Exchange Agreement, by and among UAC, Joseph J. Schena (the “UAC Representative”), solely in his capacity as representative of the holders of UAC ordinary shares, and Bioceres, Inc., a Delaware corporation (the “Exchange Agreement”). The Exchange Agreement provided for a business combination transaction, pursuant to which, among other things, and subject to the terms and conditions contained in the Exchange Agreement, UAC will purchase from the Seller all of the issued and outstanding shares of Bioceres stock and 87.2739% of the issued and outstanding equity interest in Bioceres Semillas. In exchange, the Seller will receive ordinary shares of UAC, par value US$0.0001 and warrants, each to purchase one share of UAC shares.

Amendment No. 1 to the Exchange Agreement

On December 19, 2018, UAC, Bioceres, Inc. and Joseph J. Schena in his capacity as the Pre-Closing Union Representative (as defined in the Exchange Agreement) entered into an amendment to the Exchange Agreement, pursuant to which, among other things, UAC and Bioceres, Inc. agreed that all directors of the post-Closing Union Board (as defined in the Exchange Agreement) will have one-year terms and will be appointed and removed by the majority vote of the holders of BIOX ordinary shares.

Escrow Agreement

As a condition precedent to the closing of the business combination, the Parent, UAC, the UAC Representative and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, UAC agreed to issue, on the closing, to the Escrow Agent 5% of UAC shares issued to Bioceres Inc. as consideration in the business combination, in book entry form (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held along with any Escrow Property (as defined below), by the Escrow Agent in a segregated escrow account (the “Escrow Account,” and as reduced by any disbursements of such Escrow Shares from the Escrow Account by the Escrow Agent in accordance with the terms of the Escrow Agreements and the Exchange agreement, the “Escrow Property”). While the Escrow Shares are held in the Escrow Account, the Seller will have the right to vote the Escrow Shares.

The Escrow Shares and other Escrow Property will serve as a source of security after the closing for the Seller and the Parent’s indemnification obligations under the Exchange Agreement. Payments from the Escrow Account with respect to any indemnification claims will first be paid with the Escrow Shares and then with any remaining property in the Escrow Account. The Escrow Property will no longer be subject to any indemnification claim after the date that is the later of (i) October 31, 2019 and (ii) 30 days after the date on which the Seller delivers to UAC the financial statements of Bioceres Semillas, Bioceres Inc. and each of its indirect and indirect subsidiaries (the “Group”) for its 2019 fiscal year audited in accordance with IFRS (the “Escrow Release Date”); provided, however, with respect to any indemnification claims made on or prior to the Escrow Release Date that remain unresolved as of the end of the Escrow Release Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims shall remain in the Escrow Account until such time as such Pending Claim is resolved. After the Escrow Release Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an indemnified party, will be disbursed by the Escrow Agent to the Seller. Promptly after the final resolution of all Pending Claims and the payment of all indemnification obligations, the Escrow Agent will disburse any Escrow Property remaining in the Escrow Account to the Seller.

The Escrow Agreement will terminate upon the final, proper and complete distribution of the Escrow Property in accordance with the terms of the Escrow Agreement. The Escrow Agent may resign and be discharged from its duties or obligations by giving no less than 60 days’ advance notice in writing of such resignation. The parties to the Escrow Agent will have the right to terminate their appointment of the Escrow Agent upon 30 days’ notice to the Escrow Agent.

The Seller and UAC will jointly and severally indemnify and hold the Escrow Agent harmless from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Escrow Agent, arising out of or in connection with its entering into the Escrow Agreement and carrying out its duties under the Escrow Agreement.

Lock-up Agreement

In connection with the execution of the Exchange Agreement, UAC, the UAC Representative and the Seller entered into a lock-up agreement pursuant to which the Seller may not transfer the Exchange Shares until (i) the earlier of (x) one year after the completion of the business combination and (y) the date on which the closing price of BIOX ordinary shares equals or exceeds US$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing on 150 days after completion of the business combination, and (ii) the date on which the Bioceres

Crop Solutions consummates a subsequent liquidation, merger stock exchange or other similar transaction which results in all shareholders having the right to exchange their ordinary shares for cash, securities or other properties.

Amended and Restated Registration Rights Agreement

Upon the consummation of the business combination, the Sponsor, including certain current directors of UAC (collectively the “restricted stockholders”) entered into an Amended and Restated Registration Rights Agreement in respect of the restricted securities held by such restricted stockholders. Pursuant to the Registration Rights Agreement, the restricted stockholders and their permitted transferees will be entitled to certain registration rights, including, among other things, customary registration rights, including demand and piggy-back rights. Additionally, the restricted stockholders have agreed not to sell, transfer, pledge or otherwise dispose of UAC shares they own for one year from the consummation of the business combination.

Shareholders Agreement

In connection with the consummation of the business combination, BIOX, Bioceres LLC and the Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our Board of Directors following the consummation of the business combination at each annual general meeting of the combined company, provided, that, they do not hold less than a certain percentage of Bioceres Crop Solutions’ shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

Warrant Agreement

At the closing, and in connection with the issuance of 7,500,000 UAC warrants, Bioceres Crop Solutions and Continental Stock Transfer & Trust Company, as warrant agent, entered into a warrant agreement on substantially the same terms as the warrant agreement entered into by UAC in connection with its IPO and filed with the SEC as Exhibit 4.1 to UAC’s Current Report on Form 8-K on March 5, 2018.

Private Placement Warrants Letter Agreement

On December 19, 2018, UAC and the holders of the private placement warrants issued in connection with the IPO entered into a letter agreement, pursuant to which the holders of such private placement warrants agreed that such private placement warrants will only be exercisable on a cashless basis and redeemable on the same basis as the public warrants issued in connection with UAC’s IPO.

Joinder Agreement

Pursuant to the Exchange Agreement, simultaneously with the closing of the business combination, the Parent executed a joinder to the Exchange Agreement, pursuant to which the Parent became a party to the Exchange Agreement.

Shareholders’ Agreement of Bioceres Semillas S.A.

Following the execution of the Exchange Agreement, Parent notified the minority shareholders of Bioceres Semillas of the transaction contemplated therein in accordance with the tag-along provision under the Semillas Shareholders’ Agreement. The consideration payable to the minority shareholders of Bioceres Semillas after exercising the tag-along rights pursuant to the terms of the Semillas Shareholders’ Agreement was in the form of UAC redeemed shares in an amount equal to US$1,227,874.

D.                 Exchange Controls

Under Decree No. 260/2002, as amended, the Argentine government set up an exchange market (the MULC) through which all foreign currency exchange transactions must be made. In addition to any administrative sanctions, violation of the foreign exchange regulations is subject to the Foreign Exchange Criminal Law No. 19,359, as amended.

As of the date of this report, all restrictions on the foreign exchange transactions have been lifted and, therefore, there are no amount limitations and prior authorization of the Central Bank is not required for access to the MULC by Argentine residents and non-residents.

E.                 Taxation

The following is a summary of the material Cayman Islands, U.K and U.S. tax consequences of acquiring, owning and disposing of securities.

Material Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities,  nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Financial Secretary of the Cayman Islands that (i) no law which is enacted in the Cayman Islands subsequent to the date of undertaking imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations, and (ii) no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the shares, debentures or other obligations of the Company or by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision). The concessions set forth above are effective for a period of twenty years from the date of the undertaking.

Material U.K. Tax Considerations

The following is a summary based on current United Kingdom tax law as applied in England and Wales and Her Majesty’s Revenue & Customs published practice (which may not be binding on Her Majesty’s Revenue & Customs), in each case as at the latest practicable date before the date of this report, and both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to holders of the Company who hold ordinary shares or warrants in the Company as an investment and who are, or are treated as, the absolute beneficial owners thereof. The discussion does not address all possible tax consequences relating to an investment in the ordinary shares or warrants. Certain categories of holders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with the Company or Group and those for whom the ordinary shares or warrants are employment related securities may be subject to special rules and this summary does not apply to such holders.

This summary assumes that the affairs of the Company will conducted in such a way that it is regarded as a resident of the United Kingdom for the purposes of United Kingdom taxation.

Holders or prospective holders who are in any doubt about their tax position should consult their own professional advisers immediately.

Taxation of Dividends

The Company will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend.

Holders who are not resident in the United Kingdom and who hold their ordinary shares as an investment will not be subject to United Kingdom taxation on dividends received from the Company.

Disposals

A holder of ordinary shares or warrants who is not resident in the United Kingdom for tax purposes and who holds their ordinary shares or warrants as an investment will not be liable to United Kingdom taxation in respect of gains arising from a sale or other disposal of ordinary shares or warrants in the Company, except where such holder is an individual who has ceased to be resident in the United Kingdom for a period of five years or less, in which case such holder may, depending on their circumstances (including the availability of exemptions or reliefs), be liable to United Kingdom taxation.

Inheritance Tax

Ordinary shares and warrants in the Company should be assets situated outside the United Kingdom for the purposes of United Kingdom inheritance tax provided that they are not registered in any register kept in the United Kingdom. Accordingly, a holder of ordinary shares or warrants who is an individual domiciled outside the United Kingdom (and is not deemed domiciled in the United Kingdom) will generally not be liable for United Kingdom inheritance tax in respect of his holding of ordinary shares or warrants.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No United Kingdom stamp duty will be payable on the issue of ordinary shares in the Company.

No United Kingdom stamp duty should be required to be paid on grant of warrants in the Company provided that the relevant instrument is not executed in the United Kingdom and does not relate to any property situate in the United Kingdom or to any matter or thing done or to be done in the United Kingdom.

No United Kingdom stamp duty should be required to be paid on the transfer of ordinary shares or warrants in the Company provided that the instrument of transfer is not executed in the United Kingdom and does not relate to any property situate in the United Kingdom or to any matter or thing done or to be done in the United Kingdom.

No SDRT will be payable on the issue of the ordinary shares or warrants in the Company or on transfers of ordinary shares or warrants in the Company (otherwise than in depositary interest form within CREST) provided that the ordinary shares and warrants are not registered in any register kept in the United Kingdom.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences for U.S. Holders (as defined below) of ordinary shares and warrants of the Company that hold the ordinary shares or warrants, as applicable, as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the ownership or disposition of ordinary shares or warrants by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5 per cent. or more of the ordinary shares of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

•                       financial institutions,

•                       insurance companies,

•                       individual retirement accounts and other tax-deferred accounts,

•                       tax-exempt organisations,

•                       dealers in securities or currencies,

•                       investors that will hold the ordinary shares or warrants as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes,

•                       persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or warrants being taken into account in an applicable financial statement,

•                       persons that have ceased to be U.S. citizens or lawful permanent residents of the United States or are U.S. expatriates,

•                       investors holding the ordinary shares or warrants in connection with a trade or business conducted outside of the United States,

•                       U.S. holders whose functional currency is not the U.S. dollar,

•                       Non-U.S. Holders (as defined below) holding the ordinary shares or warrants in connection with a trade or business conducted within the United States, or

•                       Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year at disposition and who are not otherwise residents of the United States for U.S. federal income tax purposes.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or warrants that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of ordinary shares or warrants that is, for U.S. federal income tax purposes, (i) a non-resident alien, (ii) a foreign corporation, or (iii) an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from ordinary shares or warrants.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or warrants will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of ordinary shares or warrants by the partnership.

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. A U.S. Holder who held ordinary shares or warrants in the taxable year ending January 31, 2019 may continue to be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. See “—Passive Foreign Investment Company Considerations” below.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

Exercise of Warrants in Exchange for Ordinary Shares

A U.S. Holder will not realize gain or loss on the receipt of ordinary shares pursuant to the exercise of a warrant. A U.S. Holder that receives new ordinary shares by exercising its warrant will have a tax basis in the new ordinary shares so acquired equal to its basis in the warrants so exercised, if any. A U.S. Holder’s holding period in such new ordinary shares generally will begin on the date the warrants are exercised. However, if the Company was a PFIC during the U.S. Holder’s holding period for the warrants, unless the U.S. Holder has made a “deemed sale election” under proposed regulations, for purposes of applying the PFIC rules, the U.S. Holder’s holding period for the ordinary shares received in exchange for the warrants generally would include the holding period for the warrants.

Dividends

Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or warrants, as applicable and thereafter as capital gain. However, the Company cannot provide any assurance that it will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to ordinary shares or warrants may be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from the Company.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States; (2) certain holding period requirements are satisfied; and (3) the Company is not classified as a PFIC for its taxable year during which the dividend is paid or its immediately preceding taxable year. See “—Passive Foreign Investment Company Considerations” below.

Sale or Other Disposition

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or warrants (including as a result of receipt of cash pursuant to the exercise of a Warrant), a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants, as applicable. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or warrants, as applicable, exceeds one year. Any gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

See “—Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares or warrants if the Company is or has been a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 per cent. of its gross income is “passive income” or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The Company does not believe that it should be treated as a PFIC for U.S. federal income tax purposes for the current taxable year as a result of the business combination, but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend in part on whether the Company continues to earn substantial amounts of operating income, as well as on the market valuation of the Company’s assets and the Company’s spending schedule for its cash balances.

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. However, as a result of the business combination, the Company does not expect to be a PFIC for its current taxable year. If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares or warrants, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules, regardless of whether the Company continues to be a PFIC, with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares or warrants in a taxable year that are greater than 125 per cent. of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares or warrants) and (ii) any gain realised on the sale or other disposition of ordinary shares or warrants. Under these rules (a) the excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends”. If the Company were a PFIC for a prior taxable year during the U.S. Holder’s holding period, but ceases to be a PFIC for a subsequent taxable year, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold its ordinary shares or warrants, as applicable, on the last day of the last taxable year of the Company during which it was a PFIC. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a PFIC. However, gain recognised by a U.S. Holder as a result of making the deemed sale election will be subject to the rules described above. If the Company were a PFIC for a taxable year during the U.S. Holder’s holding period and ceases to be a PFIC for a subsequent taxable year, but no deemed sale election is made by the U.S. Holder, then such U.S. Holder would not be entitled to the reduced rate of tax discussed above under “Dividends”.

A U.S. Holder who has made a qualified electing fund (“QEF”) election (on or before the due of the U.S. Holder’s tax return for the first taxable year to which the QEF applies) or a mark-to-market election with respect to the ordinary shares will not be subject to the PFIC regime if the Company ceases to be a PFIC. If the Company becomes a PFIC in future years, any prior QEF or mark-to-market election made by a U.S. Holder would still be valid, and new elections would not have to be made.

A U.S. Holder that holds a warrant, i.e., an option to acquire ordinary shares, is treated as owning the ordinary shares. A QEF election does not apply to any option to acquire ordinary shares, and it is unclear whether a mark-to-market election applies to any option to acquire ordinary shares.

A U.S. Holder who owns, or who is treated as owning, PFIC stock during any taxable year for which the Company is classified as a PFIC may be required to file IRS Form 8621. Prospective purchasers should consult their tax advisers regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares or warrants are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any proceeds of a sale or other disposition of the ordinary shares or warrants, as well as dividends and other proceeds with respect to the ordinary shares or warrants, are not subject to U.S. federal income tax, including withholding taxes, if paid to a Non-U.S. Holder.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares and warrants by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to a holder as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if the holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain holders are not subject to backup withholding (including corporations and Non-U.S. Holders who provide certification of their exempt status). Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

F.                  Dividends and Paying Agents

Our Paying Agent is Continental Stock Transfer & Trust Company.

G.                Statement by Experts

The combined financial statements of Bioceres, Inc. Crop Business and Bioceres Semillas S.A. as of June 30, 2018, June 30, 2017 and December 31, 2016 and for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and the two years ended December 31, 2016 included in this report have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H.                Documents on Display

Upon the consummation of the business combination, we have become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.                     Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

A.                 Quantitative and Qualitative Disclosure about Market Risk

Our Board of Directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day to day monitoring to our finance team to design and operate processes that ensure effective implementation of the risk management objectives and policies of our finance team, which periodically reports to the board on the evolution of the risk management activities and results. Our audit committee will also review the risk management policies and processes and report our findings to the board. The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility. We do not use market risk-sensitive instruments for trading or speculative purposes.

The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and our activities. Through training, management standards and procedures, we aim to develop a disciplined and constructive control environment in which all our employees understand their roles and obligations. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

B.                 Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when we enter into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine peso. However, some of our subsidiaries with Argentine peso as functional currency also have significant transactions denominated in U.S. dollars, mainly sales and financing activities.

Our policy is, where possible, to allow our entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities that use the Argentine peso as their functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partially denominated in U.S. dollars (mainly exports) or Pesos but adjusted to reflect changes in U.S. dollars.

We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of September 30, 2018, June 30, 2018, June 30, 2017 and December 31, 2016:

	September 30,	June 30,	June 30,	December 31,
	2018	2018	2017	2016
Net USD foreign currency position	(49,718,304)	(28,861,129)	(17,917,954)	(11,643,706)

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% in the three-month period ended September 30, 2018, would have resulted in a net pre-tax loss of approximately US$9.9 million. We estimate that an appreciation of Argentine peso against the U.S. dollar of 20% would have resulted in a net pre-tax gain of approximately US$9.9 million.

C.                 Interest rate risk

Our financing costs may be affected by interest rate volatility. Borrowings under our interest rate management policy may be fixed or floating rate. We maintain adequate committed borrowing facilities and hold most of our financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

Our interest rate risk arises from long term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Holding all other variables constant, including levels of our external indebtedness, at September 30, 2018, a one percentage point increase in floating interest rates would increase interest payable by less than US$0.1 million.

We have not entered into derivative contracts to hedge this exposure.

Our debt consists of loans and of financing for the Rizobacter Acquisition, as set out below.

September 30, 2018
Carrying Amount (US$)
Fixed-rate instruments
Current financial liabilities	(87,535,576)
Non-current financial liabilities	(24,406,263)
Variable rate instruments
Current financial liabilities	(2,672,352)
Non-current financial liabilities	—

We do not use derivative financial instruments to hedge our interest rate risk exposure.

D.                 Credit risk

Our credit risk is our risk of financial loss if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. We are also exposed to political and economic risk events, which may cause non-payment of local and foreign currency obligations owed to us by customers, partners, contractors and/or suppliers.

We sell seed and integrated products, crop protection products and crop nutrition products to a diverse base of customers. Our customers include multi-national and local agricultural companies, distributors, and growers who purchase our seed products.

Our finance function determines concentrations of credit risk by periodically monitoring the credit rating of existing customers and through monthly reviews of the trade receivables’ aging analysis. Based on our periodic monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

About 17% of our seed and integrated products segment sales for the year ended June 30, 2018 were made to five well-known customers with good quality standing, with the top two customers representing 11% of such segment sales. In the crop protection segment, the top five customers represented 14% of the segment’s sales. In the crop nutrition segment, the top five customers represented 25% of the segment’s sales.

Our policy is to manage credit exposure to counterparties through a process of credit rating. We perform credit evaluations of existing and new customers, and conduct a thorough credit check on every new customer before offering the customer transaction terms. Our examination includes collecting outside credit rating information, if available. Additionally, and even if there is no independent outside rating, we assess the credit quality of the customer taking into account our financial position, past experience, bank references and other factors. We prescribe a credit limit for each customer and examine such limits annually. Customers that do not meet our criteria for credit quality may do business with us on the basis of a prepayment or upon furnishing appropriate collateral. We may seek collateral and guarantees, as considered appropriate, for the credit profile of any customer.

Based on our periodic monitoring of customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are added to a restricted customer list and are supervised by management. In the case of a doubtful debt, we record a provision for the amount of the debt less the value of the collateral provided and take measures to enforce upon the collateral.

We are also exposed to counterparty credit risk on cash and cash equivalent balances. We hold cash on deposit with a number of financial institutions. We manage our credit risk exposure by limiting individual deposits to clearly defined limits. We only deposit funds with high-quality banks and financial institutions.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                 Debt Securities

Not applicable.

B.                 Warrants and Rights

Not applicable.

C.                 Other Securities

Not applicable.

D.                 American Depositary Shares

Not applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.                 Defaults

Not applicable.

B.                 Arrears and Delinquencies

Not applicable.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                         CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.

A.                 Audit Committee Financial Expert

Not applicable.

B.                 Code of Ethics

Not applicable.

C.                 Principal Accountant Fees and Services

Not applicable.

D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.                  Change in Registrant’s Certifying Accountant

Not applicable.

G.                Corporate Governance

Not applicable.

H.                Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.                                         FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.                                         EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Bioceres Crop Solutions Corp.

1.2	Certificate of Name Change

2.1

Syndicated Loan Facility, dated as of March 15, 2017, by and among Rizobacter Argentina S.A., Banco de Galicia y Buenos Aires S.A., Banco Santander Río S.A., Banco Hipotecario S.A. and Banco Mariva S.A.

2.2	Credit Agreement, dated as of September 12, 2018, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Credit Fund B.V.

2.3	First Amendment to the Credit Agreement, dated as of October 16, 2018, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Credit Fund B.V.

2.4	Second Amendment to the Credit Agreement, dated as of January 30, 2019, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Credit Fund B.V.

2.5	Third Amendment to the Credit Agreement, dated as of February 20, 2019, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Credit Fund B.V.

2.6	Fourth Amendment to the Credit Agreement, dated as of March 8, 2019, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Credit Fund B.V.

2.7	Export Prefinancing Credit Facility Agreement, dated as of March 20, 2018, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Trade Finance Fund B.V.

2.8	First Amendment to Export Prefinancing Credit Facility Agreement, dated as of August 28, 2018, by and among Bioceres S.A., RASA Holding LLC and BAF Latam Trade Finance Fund B.V.

2.9	Intercompany Loan Agreement, dated as of March 14, 2019, by and between Bioceres S.A. and Bioceres Crop Solutions Corp.

4.1**

Share Exchange Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.2**

Amendment to the Share Exchange Agreement, dated as of December 19, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.3	Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein

4.4**

Letter Agreement with respect to Private Placement Warrants by and between Union Acquisition Corp. and the holders named therein (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.5	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein

4.6	Warrant Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and Continental Stock Transfer & Trust Company

4.7**	Specimen of Warrant Certificate (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.8**

Rizobacter Call Option Agreement, dated as of October 22, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 13, 2018)

4.9

Escrow Agreement, dated as of March 14, 2019, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, Bioceres S.A. and Continental Stock Transfer & Trust Company

4.10**

Lock-up Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.11	Joinder Agreement, dated as of March 14, 2019, by and among Federico Trucco and the parties to the Share Exchange Agreement dated as of November 8, 2018

4.12	Indemnification Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and its directors

4.13	Stock Option Incentive Plan of Bioceres S.A.

4.14	Stock Grant Incentive Plan of Bioceres S.A.

4.15**	Side Letter to Exchange Agreement (lncorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

4.16**	Share Transfer Agreement (lncorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of March 14, 2019: See “Item 4. Information on the Company — C. Organizational Structure.”

15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Inc. Crop Business and Bioceres Semillas S.A. Combined Financial Statements

** Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BIOCERES CROP SOLUTIONS CORP.

Date: March 14, 2019	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

BIOCERES, INC. CROP BUSINESS & BIOCERES SEMILLAS S.A.—UNAUDITED FINANCIAL STATEMENTS
Condensed Combined Statements of Financial Position as of September 30, 2018 and June 30, 2018	F-2
Condensed Combined Statements of Comprehensive Income for the Three-Month Periods Ended September 30, 2018 and 2017	F-4
Condensed Combined Statements of Changes in Equity for the Three-Month Periods Ended September 30, 2018 and 2017	F-6
Condensed Combined Statements of Cash Flows for the Three-Month Periods Ended September 30, 2018 and 2017	F-7
Notes to Condensed Combined Financial Statements	F-9
BIOCERES, INC. CROP BUSINESS & BIOCERES SEMILLAS S.A.—AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-34
Combined Statements of Financial Position as of June 30, 2018, June 30, 2017 and December 31, 2016	F-36
Combined Statements of Comprehensive Income for the Year Ended June 30, 2018, for the Six-Month Transition Period Ended June 30, 2017 and for the Years Ended December 31, 2016 and 2015	F-38
Combined Statements of Changes in Equity For The Year ended June 30, 2018, for the Six-Month Transition Period Ended June 30, 2017 and for the Years Ended December 31, 2016 and 2015	F-39
Combined Statements of Cash Flows for the Year Ended June 30, 2018, for Six-Month Transition Period Ended June 30, 2017 and for the Years Ended December 31, 2016 and 2015	F-40
Notes to Combined Financial Statements	F-42

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED

STATEMENTS OF FINANCIAL POSITION

As of September 30, 2018 and June 30, 2018

(Amounts in USD)

	Notes	09/30/2018	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	3,255,981	2,215,103
Other financial assets	5.2	4,562,725	4,550,847
Trade receivables	5.3	52,806,907	52,888,427
Other receivables	5.4	4,982,346	4,240,205
Income and minimum presumed income taxes recoverable		1,476,193	2,082,269
Inventories	5.5	25,089,935	19,366,001
Total current assets		92,174,087	85,342,852

NON-CURRENT ASSETS
Other financial assets	5.2	284,683	243,358
Other receivables	5.4	4,899,666	4,979,507
Income and minimum presumed income taxes recoverable		521,037	126,653
Deferred tax assets		597,522	5,601,821
Investments in joint ventures	9	22,509,645	19,072,055
Property, plant and equipment	5.6	37,441,647	40,177,146
Intangible assets	5.7	29,873,603	26,657,345
Goodwill	5.8	17,838,269	14,438,027
Total non-current assets		113,966,072	111,295,912
Total assets		206,140,159	196,638,764

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related parties balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED

STATEMENTS OF FINANCIAL POSITION

As of September 30, 2018 and June 30, 2018

(Amounts in USD)

	Notes	09/30/2018	06/30/2018
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	5.9	37,881,886	27,708,830
Borrowings	5.10	71,235,483	65,308,928
Employee benefits and social security	5.11	4,210,621	4,411,713
Deferred revenue and advances from customers	5.12	2,831,527	1,007,301
Income and minimum presumed income taxes payable		579	2,569
Government grants	5.13	6,257	17,695
Financed payment — Acquisition of business	5.16	20,616,463	20,223,590
Total current liabilities		136,782,816	118,680,626

NON-CURRENT LIABILITIES
Borrowings	5.10	21,703,744	25,708,205
Government grants	5.13	10,871	15,532
Investments in joint ventures	9	2,086,376	2,012,298
Deferred tax liabilities		9,807,855	13,591,942
Provisions	5.14	458,874	845,486
Financed payment — Acquisition of business	5.16	2,702,519	2,651,019
Total non-current liabilities		36,770,239	44,824,482
Total liabilities		173,553,055	163,505,108

EQUITY
Equity attributable to owners of the parent		11,116,962	13,713,484
Non-controlling interests		21,470,142	19,420,172
Total equity		32,587,104	33,133,656
Total equity and liabilities		206,140,159	196,638,764

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related parties balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED

STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2018 and 2017

(Amounts in USD)

	Notes	09/30/2018	09/30/2017
Revenue	6.1	29,605,745	33,859,549
Government grants	5.13	6,479	14,612
Total revenue		29,612,224	33,874,161

Cost of sales	6.2	(14,499,010)	(20,011,633)
Research and development expenses	6.3	(1,048,492)	(938,374)
Selling, general and administrative expenses	6.4	(6,080,485)	(8,395,208)
Share of loss of joint ventures	9	80,156	55,117
Other income or expenses, net		101,611	(56,878)
Operating profit		8,166,004	4,527,185

Finance income	6.5	12,464,317	1,326,714
Finance costs	6.6	(26,199,971)	(6,766,835)
Loss before income tax		(5,569,650)	(912,936)

Income tax		1,970,393	289,837
Loss for the period		(3,599,257)	(623,099)

Other comprehensive income or loss		(16,395,253)	(4,156,488)

Items that may be subsequently reclassified to profit and loss		(19,211,348)	(4,156,488)
Exchange differences on translation of foreign operations from joint ventures		(5,734,527)	(1,264,283)
Exchange differences on translation of foreign operations		(13,476,821)	(2,892,205)
Items that will not be subsequently reclassified to loss and profit		2,816,095	—
Revaluation of property, plant and equipment, net of tax, of JV and associates		562,268	—
Revaluation of property, plant and equipment, net of tax		2,253,827	—
Total comprehensive loss		(19,994,510)	(4,779,587)
Loss for the period attributable to:
Equity holders of the parent		(2,618,445)	(826,318)
Non-controlling interests		(980,812)	203,219
		(3,599,257)	(623,099)
Total comprehensive income/loss attributable to:
Equity holders of the parent		(14,247,185)	(3,739,593)
Non-controlling interests		(5,747,325)	(1,039,994)
		(19,994,510)	(4,779,587)

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related party balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED

STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2018 and 2017

(Amounts in USD)

	Attributable to the Equity Holders of the Parent
Description	Parent Company Investment (Note 9.1)	Stock Options	Retained Deficit	Foreign Currency Translation Reserve	Revaluation of PP&E	Equity/(Deficit Attributable to Owners of the Parent	Non-controlling Interests	Total Equity
06/30/2017	56,257,329	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Stock Options	—	10,540	—	—	—	10,540	—	10,540
Loss for the period	—	—	(826,318)	—	—	(826,318)	203,219	(623,099)
Other comprehensive loss	—	—	—	(2,913,275)	—	(2,913,275)	(1,243,213)	(4,156,488)
09/30/2017	57,257,329	83,362	(15,936,368)	(9,511,355)	1,219,600	32,112,568	40,357,451	72,470,019

	Attributable to the Equity Holders of the Parent
Description	Parent Company Investment (Note 9.1)	Stock Options	Retained Deficit	Foreign Currency Translation Reserve	Revaluation of PP&E	Equity/(Deficit Attributable to Owners of the Parent	Non-controlling Interests	Total Equity
06/30/2018	68,026,259	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	14,449,251	(43,693)	5,199,342	(44,876)	—	19,560,024	7,797,295	27,357,319
Parent company investment	(7,913,165)	—	—	—	—	(7,913,165)	—	(7,913,165)
Stock options	—	3,804	—	—	—	3,804	—	3,804
Loss for the period	—	—	(2,618,445)	—	—	(2,618,445)	(980,812)	(3,599,257)
Other comprehensive income	—	—	—	(15,571,273)	3,942,533	(11,628,740)	(4,766,513)	(16,395,253)
09/30/2018	74,562,345	62,938	(23,568,686)	(52,228,219)	12,288,584	11,116,962	21,470,142	32,587,104

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related parties balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

UNAUDITED INTERIM CONDENSED COMBINED

STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2018 and 2017

(Amounts in USD)

	Notes	09/30/2018	09/30/2017
OPERATING ACTIVITIES
Loss for the period		(3,599,257)	(623,099)

Adjustments to reconcile loss to net cash flows
Income tax		(1,970,393)	(289,837)
Depreciation of property, plant and equipment	5.6	404,284	634,431
Amortization of intangible assets	5.7	417,871	577,033
Share of loss of joint ventures	9	(80,156)	(55,117)
Changes in fair value of financial assets		(29,349)	(47,680)
Provisions for contingencies	5.16	(5,047)	—
Allowance for impairment of trade debtors	5.16	(9,067)	381,551
Allowance for obsolescence	5.16	213,534	19,923
Stock option		3,804	10,540
Gain or loss on sale of equipment and intangible assets		12,552	425,327
Interests and exchange differences from borrowings		598,381	(2,991,704)
Other financial results accrued		(1,639,347)	(21,644)

Working capital adjustments
Trade receivables		90,587	(16,297,522)
Other receivables		(662,300)	2,314,520
Income and minimum presumed income taxes		209,702	1,416,245
Inventories		(5,937,468)	(5,155,807)
Trade and other payables		10,045,240	13,239,243
Employee benefits and social security		(201,092)	350,431
Deferred revenue and advances from customers		1,824,226	1,310,369
Income and minimum presumed income taxes payable		—	(863,169)
Government grants		(16,099)	(19,278)
Net cash flows used in operating activities		(329,394)	(5,685,244)

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related parties balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.
UNAUDITED INTERIM CONDENSED COMBINED
STATEMENTS OF CASH FLOWS
For the three-month periods ended September 30, 2018 and 2017
(Amounts in USD)

	Notes	09/30/2018	09/30/2017
INVESTMENT ACTIVITIES
Purchase of property, plant and equipment	5.6	(114,063)	(303,225)
Loans granted to joint ventures		—	(2,059,818)
Capitalized development expenditures	5.7	(283,752)	(111,124)
Purchase of intangible assets	5.7	—	(236)
Net cash flows used in investing activities		(397,815)	(2,474,403)

FINANCING ACTIVITIES
Proceeds from borrowings		16,101,533	72,737,914
Repayment of borrowings and interest payments		(13,158,772)	(65,108,984)
(Decrease)/Increase bank overdraft and other short-term borrowings		(1,174,674)	296,282
Net cash flows provided by financing activities		1,768,087	7,925,212

Net increase/(decrease) in cash and cash equivalents		1,040,878	(234,435)
Cash and cash equivalents as of beginning of the period	5.1	2,215,103	1,679,478
Cash and cash equivalents as of the end of the period	5.1	3,255,981	1,445,043

The accompanying Notes are an integral part of these Unaudited Interim condensed combined financial statements. Related parties balances and transactions are disclosed in Note 12.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

As of September 30, 2018, June 30, 2018 and for the three-month periods ended September 30, 2018 and 2017

(Amounts in USD, except otherwise indicated)

Index
1.	General information
2.	Accounting standards and basis of preparation
2.1.	Statement of compliance with IFRS as issued by IASB
2.2.	Scope of combination
2.3.	Authorization for the issue of the Unaudited Interim condensed combined financial Statements
2.4.	Basis of measurement
2.5.	Functional currency and presentation currency
2.6.	Changes in accounting policies
2.7.	Changes in accounting estimates and judgements
2.8.	Changes in subsidiaries
3.	New standards, amendments and interpretations issued by the IASB
4.	Seasonality
5.	Information about components of Interim condensed combined statements of financial position
5.1.	Cash and cash equivalents
5.2.	Other financial assets
5.3.	Trade receivables
5.4.	Other receivables
5.5.	Inventories
5.6.	Property, plant and equipment
5.7.	Intangible assets
5.8.	Goodwill
5.9.	Trade and other payables
5.10.	Borrowings
5.11.	Employee benefits and social security
5.12.	Deferred revenue and advances from customers
5.13.	Government grants
5.14.	Provisions
5.15.	Financed payment — Acquisition of business
5.16.	Changes in allowances and provisions
6.	Information about components of combined statement of comprehensive income
6.1.	Revenue

6.2.	Cost of sales
6.3.	R&D classified by nature
6.4.	Expenses classified by nature and function
6.5.	Finance income
6.6.	Finance costs
7.	Information about combined components of equity
7.1.	Parent company investment
7.2.	Non-controlling interest
8.	Cash flow information
9.	Joint ventures
10.	Segment information
11.	Financial instruments- risk management
11.1	Financial instruments measured at fair value
11.2	Financial instruments not measured at fair value
12.	Shareholders and other related parties balances and transactions
13.	Key management personnel compensation
14.	Contingencies, commitments and restrictions on the distribution of profits
15.	Events occurring after the reporting period

1.                   GENERAL INFORMATION

These Combined financial statements are comprised by Bioceres Inc Crop Business, using a carve-out basis (“Bioceres Inc Crop Business”) and Bioceres Semillas S.A. (“Bioceres Semillas” and together with Bioceres Inc Crop Business, the “Group”).

BCS Holdings, Inc (“BCS Holdings”) will be a US domiciled holding company that will be created prior to the consummation of the business combination with Union Acquisition Corp. (“Union”), a Cayman Islands exempted special purpose acquisition company listed on the New York Stock Exchange and Domestic filer for SEC purposes. BCS Holdings will receive from Bioceres Inc certain assets and liabilities prior to the consummation of the business combination. Bioceres Inc Crop Business, through the newly created holding intermediate BCS Holdings, and Bioceres Semillas will be acquired by Union in the business combination.

The Group is a fully-integrated agricultural biotechnology business with a leadership position in the South America region. It operates multiple technology platforms to develop and commercialize products that enhance crop productivity and expand feedstock applications in order to provide value to its customers around the world. The Group is ultimately controlled by Bioceres S.A., domiciled in the City of Rosario, Province of Santa Fe, Argentina.

See the details of the business combination in the Combined financial statements as of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015.

Financial and economic situation

Upon completion of the business combination with Union, the newly created BCS Holdings will have access to funds released from Union´s Trust Account after payment of any shares redemptions that could occur.

With net proceeds from the business combination the newly created BCS Holdings intends to meet current financial obligations arising from the acquisition of Rizobacter. These financial obligations are represented by outstanding deferred payments to sellers of Rizobacter, as well as current borrowings obtained by the Group in the past and used to pay installments of the acquisition as they became due (Note 5.15). Furthermore, remaining net proceeds from the business combination with Union after payment of acquisition related obligations, will be destined to working capital requirements enabling the Group to optimize its capital structure and financing costs.

To meet short-term debts, the Group could, if necessary, issue a new Corporate Bond up to US$40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs (Note 5.15). In addition, the Group has revolving credit facilities up to an amount of USD 31.1 million with financial institutions, that jointly with the generation of resources from the business operations, allows the Group to meet its current financial obligations.

2.                   ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1            Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed combined financial statements for the three-months period ended September 30, 2018 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed combined financial statements does not include all the notes of the type normally included in an annual Financial Statements. Accordingly, these unaudited interim condensed combined financial statements is to be read in conjunction with the Combined financial statements as of June 30, 2018.

2.2            Scope of combination

IFRS provides no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. During the reporting periods of the Unaudited Interim condensed combined financial statements, the assets and liabilities forming the Group were under common control of Bioceres.

2.3            Authorization for the issue of the Unaudited Interim condensed combined financial statements

These Unaudited Interim condensed combined financial statements of the Group as of September 30, 2018, June 30, 2018 and for the three-month period ended September 30, 2018 and 2017 have been authorized by the Board of Directors of Bioceres S.A. at their meetings held on December 21, 2018.

2.4            Basis of measurement

The Unaudited Interim condensed combined financial statements of the Group have been prepared using:

•                       Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                       Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.5            Functional currency and presentation currency

(a)              Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group has begun the restatement of its financial statements in accordance with IAS 29.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to that agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated for a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics. The average index for the three-month period ended September 30, 2018, was 1.141.

The comparative figures in these Unaudited Interim condensed combined financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

(b)              Presentation currency

The Unaudited Interim condensed combined financial statements of the Group are presented in USD, which is the presentation currency.

(c)               Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Combined statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.6            Changes in accounting policies

The accounting policies adopted in the preparation of the Unaudited Interim condensed financial statements are consistent with those adopted for the preparation of the Annual combined financial statements.

2.7            Changes in accounting estimates and judgments

There were no significant changes in accounting estimates and judgments with respect to the Combined financial statements as of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015.

2.8            Changes in subsidiaries

At the end of the period ended September 30, 2018, the participation of Rizobacter S.A. in Indrasa S.A. decreased by 35%, therefore the Group loss the control over this subsidiary.

3.                   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

-IFRS 15 Revenue from Contracts with Customers

The main changes are the following:

The standard introduces a new five-step model for recognizing revenue from contracts with customers:

(1)              Identifying the contract with the customer.

(2)              Identifying separate performance obligations in the contract.

(3)              Determining the transaction price.

(4)              Allocating the transaction price to separate performance obligations.

(5)              5Recognizing revenue when the performance obligations are satisfied.

The Group has chosen a modified retrospective application of IFRS 15.

The impact of adopting IFRS 15 was not significant and therefore no cumulative effect upon adoption was recorded.

The standards and interpretations issued, but not yet in force at the date of issuance of these Unaudited Interim condensed combined financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

IFRIC 23: Uncertainty over income tax treatments

The Group intends to adopt these standards and interpretations when they enter into force, except that the opposite is indicated.

IFRS 16 — Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. However, the Group has not yet assessed what adjustments, if any, are necessary due to the change in the definition of the lease term and the different treatment of variable lease payments and of extension and termination options. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

The Group is currently assessing the impact of the new disclosure requirements and currently it is not possible to estimate the potential effects to the Group.

IFRIC 23: Uncertainty over income tax treatments

On 7 June 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income taxes are applied where there is uncertainty over income tax treatments.

The interpretation specifically addresses: i) whether an entity considers uncertain tax treatments separately, ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and iv) how an entity considers changes in facts and circumstances.

IFRIC 23 is effective for annual periods beginning on or after 1 January 2019. At this stage, the Group does not intend to adopt the standard before its effective date. The Group does not expect impacts due to the application of this interpretation.

4.                   SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With seed and integrated products business, the Group contract with growers and seed suppliers based upon our anticipated market demand. Generally, in seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a similar cycle to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be moderated as we achieve our international expansion plans for seed business in geographies with contrasting seasons and climates.

5.                   INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

5.1            Cash and cash equivalents

	09/30/2018	06/30/2018
Cash and banks	3,255,981	2,215,103
	3,255,981	2,215,103

5.2            Other financial assets

	09/30/2018	06/30/2018
Current
Other marketable securities	8,766	12,526
Restricted short-term deposit	4,553,959	4,538,321
	4,562,725	4,550,847

	09/30/2018	06/30/2018
Non-current
Shares of Bioceres S.A.	282,977	240,920
Other marketable securities	1,706	2,438
	284,683	243,358

5.3            Trade receivables

	09/30/2018	06/30/2018
Trade debtors	39,761,550	44,641,053
Allowance for impairment of trade debtors	(2,655,975)	(3,212,170)
Shareholders and other related parties (Note 12)	940,126	571,216
Allowance for impairment of related parties (Note 12)	(22,246)	(23,126)
Allowance for return of goods	(415,987)	(1,517,361)
Trade debtors — Parent company (Note 12)	401,017	361,606
Trade debtors — Joint ventures (Note 12)	174,441	209,039
Discounted and deferred checks	14,623,981	11,858,170
	52,806,907	52,888,427

Variations in the allowance for uncollectible trade receivables are reported in Note 5.16.

5.4            Other receivables

	09/30/2018	06/30/2018
Current
Taxes	891,983	664,926
Insurance to be accrued	7,699	9,219
Other receivables — Shareholders and other related parties (Note 12)	3,656	119,677
Other receivables — Parent Company (Note 12)	322,475	103,251
Other receivables — Joint ventures (Note 12)	1,732,782	1,962,459
Prepayments to suppliers	1,411,969	516,742
Reimbursements over exports	362,563	362,815
Loans receivable	—	1,360
Miscellaneous	249,219	499,756
	4,982,346	4,240,205

	09/30/2018	06/30/2018
Non-current
Taxes	115,983	295,924
Reimbursements over exports	547,771	346,575
Other receivables — Joint ventures (Note 12)	4,235,912	4,337,008
	4,899,666	4,979,507

5.5            Inventories

	09/30/2018	06/30/2018
Agrochemicals	15,666	94,486
Seeds and grains	842,468	514,000
Microbiological resale products	12,531,586	8,389,191
Microbiological products produced	6,573,530	6,383,263
Goods in transit	2,564,976	776,869
Supplies	3,409,033	3,978,934
Allowance for obsolescence	(847,324)	(770,742)
	25,089,935	19,366,001

The roll-forward of allowance for obsolescence is in Note 5.16.

5.6            Property, plant and equipment

Property, plant and equipment as of September 30, 2018 and June 30, 2018 included the following:

	09/30/2018	06/30/2018
Gross carrying amount	42,834,109	44,764,394
Accumulated depreciation	(5,392,462)	(4,587,248)
Net carrying amount	37,441,647	40,177,146

1. Net carrying amount for each class of assets is as follows:

	Net Carrying Amount	Net Carrying Amount
Class	09/30/2018	06/30/2018
Office equipment	174,591	194,819
Vehicles	1,053,083	1,099,603
Equipment and computer software	144,636	212,236
Fixtures and fittings	3,473,264	3,508,083
Machinery and equipment	4,985,386	4,466,293
Land and buildings	27,372,483	30,513,273
Buildings in progress	238,204	182,839
Total	37,441,647	40,177,146

2. Gross carrying amount as of September 30, 2018 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Period	Adjustment of Opening Net Book Amount for Application of IAS 29	Additions	Disposals	Foreign Currency Translation	Revaluation	As of the End of Period
Office equipment	243,948	194,944	11,713	(6,605)	(162,867)	—	281,133
Vehicles	1,660,294	623,032	20,893	—	(556,330)	—	1,747,889
Equipment and computer software	419,638	299,670	7,692	—	(238,075)	—	488,925
Fixtures and fittings	3,826,665	1,777,746	—	—	(1,513,426)	—	4,090,985
Machinery and equipment	5,404,029	3,303,509	33,146	(18,643)	(2,333,061)	—	6,388,980
Land and buildings	33,026,981	3,356,144	—	—	(10,199,207)	3,414,075	29,597,993
Buildings in progress	182,839	96,409	40,619	—	(81,663)	—	238,204
Total	44,764,394	9,651,454	114,063	(25,248)	(15,084,629)	3,414,075	42,834,109

3. Accumulated depreciation as of September 30, 2018 is as follows:

	Depreciation
Class	As of the Beginning of Period	Adjustment of Opening Net Book Amount for Application of IAS 29	Disposals	Of the Period	Foreign Currency Translation	Revaluation	As of the End of Period
Office equipment	49,129	155,774	(3,116)	6,630	(101,875)	—	106,542
Vehicles	560,691	293,553	—	83,682	(243,120)	—	694,806
Equipment and computer software	207,402	300,560	—	11,391	(175,064)	—	344,289
Fixtures and fittings	318,582	506,331	—	68,107	(275,299)	—	617,721
Machinery and equipment	937,736	1,178,567	(9,580)	125,981	(829,110)	—	1,403,594
Land and buildings	2,513,708	392,419	—	108,493	(1,192,222)	403,112	2,225,510
Total	4,587,248	2,827,204	(12,696)	404,284	(2,816,690)	403,112	5,392,462

4. Gross carrying amount as of September 30, 2017 is as follows:

	Gross Carrying Amount
Class	Adjustment of Opening Net Book Amount for Application of IAS 29	Additions	Transfers	Disposals	Foreign Currency Translation	Revaluation	As of the End of Period
Office equipment	252,220	4,133	—	(4,812)	(6,614)	—	244,927
Vehicles	2,223,102	108,123	—	(82,974)	(58,940)	—	2,189,311
Equipment and computer software	426,530	9,718	3,812	—	(13,074)	—	426,986
Fixtures and fittings	4,665,074	282	188,163	—	(182,786)	—	4,670,733
Machinery and equipment	9,177,077	52,293	—	(26,061)	(381,022)	—	8,822,287
Land and buildings	30,931,226	50,798	94,755	—	(1,201,029)	—	29,875,750
Buildings in progress	870,469	77,878	(286,730)	(46,240)	(27,362)	—	588,015
Total	48,545,698	303,225	—	(160,087)	(1,870,827)	—	46,818,009

5. Accumulated depreciation as of September 30, 2017 is as follows:

	Depreciation
Class	Adjustment of Opening Net Book Amount for Application of IAS 29	Disposals	Of the Period	Foreign Currency Translation	Revaluation	As of the End of Period
Office equipment	31,522	—	8,103	(810)	—	38,815
Vehicles	373,216	(37,985)	188,085	(7,075)	—	516,241
Equipment and computer software	118,169	—	33,972	(1,771)	—	150,370
Fixtures and fittings	204,171	—	62,969	(7,815)	—	259,325
Machinery and equipment	771,636	—	197,335	(52,809)	—	916,162
Land and buildings	828,109	—	143,967	(31,897)	—	940,179
Total	2,326,823	(37,985)	634,431	(102,177)	—	2,821,092

The depreciation charge is included in Notes 6.3 and 6.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at September 30, 2018. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

5.7            Intangible assets

Intangible assets as of September 30, 2018 and June 30, 2018 included the following:

	09/30/2018	06/30/2018
Gross carrying amount	33,235,633	29,155,315
Accumulated amortization	(3,362,030)	(2,497,970)
Net carrying amount	29,873,603	26,657,345

1. Net carrying amount of each class of intangible assets is as follows:

Class	Net Carrying Amount 09/30/2018	Net Carrying Amount 06/30/2018
Seed and integrated products
Soybean HB4	5,158,705	4,927,853
Crop nutrition
Microbiology products	1,550,407	2,122,484
Other intangible assets
Trademarks and patents	6,447,979	5,574,682
Software	1,456,259	949,310
Customer loyalty	15,260,253	13,083,016
Total	29,873,603	26,657,345

2. Gross carrying amount as of September 30, 2018 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Period	Adjustment of Opening Net Book Amount for Application of IAS 29	Additions	Disposals	Foreign Currency Translation	As of the End of Period
Seed and integrated products
Soybean HB4	4,927,853	—	230,852	—	—	5,158,705
Crop nutrition
Microbiology products	2,505,864	192,658	52,900	—	(668,350)	2,083,072
Other intangible assets
Trademarks and patents	6,278,706	3,005,387	—	—	(1,884,375)	7,399,718
Software	1,444,603	1,484,407	—	—	(832,444)	2,096,566
Customer loyalty	13,998,289	6,700,470	—	—	(4,201,187)	16,497,572
Total	29,155,315	11,382,922	283,752	—	(7,586,356)	33,235,633

3. Accumulated amortization as of September 30, 2018 is as follows:

	Amortization
Class	Accumulated as of Beginning of Period	Adjustment of Opening Net Book Amount for Application of IAS 29	Disposals	Of the Period	Foreign Currency Translation	Accumulated as of the End of Period
Crop nutrition
Microbiology products	383,380	245,725	—	64,518	(160,958)	532,665
Other intangible assets
Trademarks and patents	704,024	336,989	—	122,018	(211,292)	951,739
Software	495,293	278,679	—	72,705	(206,370)	640,307
Customer loyalty	915,273	438,107	—	158,630	(274,691)	1,237,319
Total	2,497,970	1,299,500	—	417,871	(853,311)	3,362,030

4. Gross carrying amount as of September 30, 2017 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Period	Additions	Disposals	Foreign Currency Translation	As of the End of Period
Seed and integrated products
Soybean HB4	3,111,253	—	—	—	3,111,253
Crop nutrition
Microbiology products	3,782,238	111,124	—	(149,011)	3,744,351
Other intangible assets
Trademarks and patents	10,906,317	—	—	(429,681)	10,476,636
Software	1,787,925	236	—	(70,439)	1,717,722
Customer loyalty	24,315,484	—	—	(957,968)	23,357,516
Total	43,903,217	111,360	—	(1,607,099)	42,407,478

5. Accumulated amortization as of September 30, 2017 is as follows:

	Amortization
Class	Accumulated as of Beginning of Period	Disposals	Of the Period	Foreign Currency Translation	Accumulated as of the End of Period
Crop nutrition
Microbiology products	290,969	—	89,805	(11,217)	369,557
Other intangible assets
Trademarks and patents	503,553	—	172,282	(19,367)	656,468
Software	395,156	—	90,969	(15,319)	470,806
Customer loyalty	654,648	—	223,977	(25,177)	853,448
Total	1,844,326	—	577,033	(71,080)	2,350,279

The amortization charge is included in Notes 6.3 and 6.4.

5.8            Goodwill

The variations in goodwill occurred during the periods combined correspond to the restatement as a result of inflation adjustment and conversion to presentation currency. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of September 30, 2018 and June 30, 2018 is as follows:

	09/30/2018	06/30/2018
Rizobacter	17,838,269	14,438,027
Total	17,838,269	14,438,027

5.9            Trade and other payables

	09/30/2018	06/30/2018
Trade creditors	28,749,755	22,222,872
Shareholders and other related parties (Note 12)	273,135	365,994
Trade creditors — Joint ventures (Note 12)	7,825,308	3,493,113
Taxes	35,469	35,391
Miscellaneous	998,219	1,591,460
	37,881,886	27,708,830

5.10     Borrowings

	09/30/2018	06/30/2018
Current
Bank overdraft	171,594	532,912
Bank borrowings	44,885,681	44,061,555
Corporate bonds	—	3,262,924
BAF Loans	11,667,802	5,112,222
Discount checks	9,068,530	10,243,204
Loans payables-Parent company (Note 12)	5,221,697	1,816,084
Finance lease	220,179	280,027
	71,235,483	65,308,928
Non-current
Bank borrowings	21,403,969	25,253,940
Finance lease	299,775	454,265
	21,703,744	25,708,205

On August 31, 2018, the payment of the last capital and interest service of Corporate bonds were made. After these payments there are no more outstanding Corporate bonds corresponding to the regime of public offering.

The carrying value of some borrowings as of September 30, 2018 measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	09/30/2018
	Amortized Cost	Fair Value
Current
Bank borrowings	44,885,681	43,523,959
Discount checks	9,068,530	7,518,346
Non-current
Bank borrowings	21,403,969	17,893,567

The group has met the capital and interest installments whose maturity was effective in the three-month period ended September 30, 2018.

5.11     Employee benefits and social security

	09/30/2018	06/30/2018
Salaries and social security	2,312,112	3,146,583
Staff incentives and vacations	1,898,509	1,265,130
	4,210,621	4,411,713

5.12     Deferred revenue and advances from customers

	09/30/2018	06/30/2018
Advances from customers	2,831,527	1,007,301
	2,831,527	1,007,301

5.13     Government grants

	09/30/2018	06/30/2018
Current	6,257	17,695
Non-current	10,871	15,532
Total	17,128	33,227

	09/30/2018	09/30/2017
At of the beginning of the period	33,227	118,545
Received during the period	15,704	29,136
Currency conversion difference	(25,324)	(33,802)
Released to the statement of profit or loss	(6,479)	(14,612)
At the end of period	17,128	99,267

There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

5.14     Provisions

	09/30/2018	06/30/2018
Provisions for contingencies	458,874	845,486
	458,874	845,486

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 5.16.

5.15     Financed payment — Acquisition of business

	09/30/2018	06/30/2018
Current
Purchase option	14,889,202	14,605,469
Financed payment to sellers	5,727,261	5,618,121
	20,616,463	20,223,590
Non-current
Financed payment to sellers	2,702,519	2,651,019
	2,702,519	2,651,019

As of the date of issuance of these Unaudited Interim condensed combined financial statements, the three installments that were due in October 2017, April 2018 and October 2018, have been fully paid for a value of USD 3.5 million, USD 2.9 million and USD 2.9 million, respectively. The funds for this payment was obtained through bank loans.

Purchase option

The Group subscribed to an option to purchase a further 9.99% of Rizobacter for a nominal value of USD 14.9 million. Group Bioceres had the right to exercise this option over a term of two years since October 19, 2016. As from the second anniversary, or if Bioceres S.A. and/or its affiliates purchase a portion or all of the equity interests held by certain shareholders, Group Bioceres will have the obligation to purchase the percentage if the Sellers so require it.

In October 2018, an addendum to the purchase option was signed with the sellers extending the term of the exercise of the option by Bioceres to March 31, 2019. Additionally, this addendum increases the purchase option to 29.99% of Rizobacter. The Group would have to pay USD 49.98 million, of which USD 34.995 million (nominal value of the purchase option for the additional 20% of Rizobacter equity interest) are subject to the successful completion of the business combination planed with Union.

The consideration payable will consist in: (i) USD 14,985,000 in cash (“Cash consideration”) and (ii) USD 34,995,000 in UAC shares redeemed in connection with the business combination, if any (“In-Kind

Consideration”) provided that any deficiencies in the Cash Consideration will be set off with additional Redeemed Shares and any deficiencies in the In-Kind Consideration will be set off with additional cash.

5.16     Changes in allowances and provision

Item	06/30/2018	Additions	Uses and Reversals	Currency Conversion Difference	09/30/2018
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	(3,212,170)	(4,201)	77,331	483,065	(2,655,975)
Allowance for impairment of related parties	(23,126)	(21,358)	10,216	12,022	(22,246)
Allowance for obsolescence	(770,742)	(213,534)	—	136,952	(847,324)
Total deducted from assets	(4,006,038)	(239,093)	87,547	632,039	(3,525,545)
INCLUDED IN LIABILITIES
Provisions for contingencies	(845,486)	—	132,863	253,749	(458,874)
Total included in liabilities	(845,486)	—	132,863	253,749	(458,874)
Total	(4,851,524)	(239,093)	220,410	885,788	(3,984,419)
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	(2,873,688)	(382,091)	540	(294,166)	(3,549,405)
Allowance for impairment of related parties	(205,960)	—	—	(8,405)	(214,365)
Allowance for obsolescence	(707,105)	(19,923)	213,216	41,180	(472,632)
Total deducted from assets	(3,786,753)	(402,014)	213,756	(261,391)	(4,236,402)
INCLUDED IN LIABILITIES
Provisions for contingencies	(1,415,290)	—	—	144,391	(1,270,899)
Total included in liabilities	(1,415,290)	—	—	144,391	(1,270,899)
Total	(5,202,043)	(402,014)	213,756	(117,000)	(5,507,301)

6.                   INFORMATION ABOUT COMPONENTS OF COMBINED STATEMENT OF COMPREHENSIVE INCOME

6.1            Revenue

	09/30/2018	09/30/2017
Sale of goods	29,271,169	33,707,643
Rendering of services	8,940	24,683
Royalties	325,636	127,223
	29,605,745	33,859,549

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 12.

6.2            Cost of sales

Item	09/30/2018	09/30/2017
Inventory as of the beginning of the period	19,366,001	31,338,034
Adjustment of opening net book amount for the application of IAS 29	4,273,416	—
Purchases of the period	20,950,020	23,651,795
Production costs	2,094,206	2,794,113
Currency conversion difference	(7,094,698)	(1,298,391)
Subtotal	39,588,945	56,485,551
Inventory as of the end of the period	(25,089,935)	(36,473,918)
Cost of sales	14,499,010	20,011,633

6.3            R&D classified by nature

Item	Research and Development Expenses 09/30/2018	Research and Development Expenses 09/30/2017
Amortization intangible assets	212,895	197,940
Import and export expenses	2,230	4,228
Depreciation property, plant and equipment	40,326	118,181
Freight and haulage	—	255
Employee benefits and social securities	387,965	371,777
Taxes	1,139	1,406
Maintenance	6,076	13,174
Energy and fuel	15,375	11,410
Supplies and materials	341,186	109,232
Mobility and travel	9,806	29,979
Stock options based incentive	3,804	10,540
Professional fees and outsourced services	16,456	34,948
Office supplies	7,163	15,170
Insurance	1,583	6,484
Miscellaneous	2,488	13,650
Total	1,048,492	938,374

	09/30/2018	09/30/2017
R&D Capitalized (Note 5.7)	283,752	111,124
R&D profit and loss	1,048,492	938,374
Total	1,332,244	1,049,498
% of total revenue	4.50%	3.10%

6.4            Expenses classified by nature and function

Item	Production Costs	Selling, General and Administrative Expenses	Total 09/30/2018
Amortization intangible assets	—	204,976	204,976
Analysis and storage	125,659	40,439	166,098
Commissions and royalties	298,478	50,462	348,940
Bank expenses and commissions	—	6,444	6,444
Import and export expenses	9,566	245,859	255,425
Depreciation property, plant and equipment	245,762	118,196	363,958
Impairment of receivables	—	(9,067)	(9,067)
Freight and haulage	25,448	334,319	359,767
Employee benefits and social securities	890,475	2,741,959	3,632,434
Maintenance	78,896	60,533	139,429
Energy and fuel	74,815	117,615	192,430
Supplies and materials	56,927	49,352	106,279
Mobility and travel	7,570	281,930	289,500
Publicity and advertising	—	296,226	296,226
Contingencies	—	(5,047)	(5,047)
Professional fees and outsourced services	—	333,472	333,472
Professional fees related parties	—	122,764	122,764
Office supplies	1,672	62,023	63,695
Insurance	14,571	95,953	110,524
System expenses	—	108,476	108,476
Obsolescence	213,534	—	213,534
Taxes	4,595	732,009	736,604
Miscellaneous	46,238	91,592	137,830
Total	2,094,206	6,080,485	8,174,691

Item	Production Costs	Selling, General and Administrative Expenses	Total 09/30/2017
Amortization intangible assets	—	379,093	379,093
Analysis and storage	26,253	6,225	32,478
Commissions and royalties	49,108	113,516	162,624
Bank expenses and commissions	—	5,912	5,912
Import and export expenses	24,683	365,733	390,416
Depreciation property, plant and equipment	278,779	237,471	516,250
Impairment of receivables	—	381,551	381,551
Freight and haulage	54,137	414,916	469,053
Employee benefits and social securities	1,920,490	3,506,740	5,427,230
Maintenance	250,709	150,103	400,812
Energy and fuel	47,380	128,477	175,857
Supplies and materials	47,763	2,078	49,841
Mobility and travel	8,793	203,943	212,736
Publicity and advertising	—	586,814	586,814
Professional fees and outsourced services	—	394,220	394,220
Professional fees related parties	—	133,755	133,755
Office supplies	9,230	170,788	180,018
Insurance	26,206	139,638	165,844
System expenses	—	75,010	75,010
Obsolescence	19,923	—	19,923
Taxes	6,789	825,666	832,455
Miscellaneous	23,870	173,559	197,429
Total	2,794,113	8,395,208	11,189,321

6.5            Finance income

	09/30/2018	09/30/2017
Exchange differences	11,934,458	1,140,487
Interest generated by assets	61,214	126,181
Interest generated by assets related parties	—	12,366
Others finance income	23,447	—
Net gain of inflation effects on the monetary items	397,369	—
Changes in fair value of financial assets or liabilities and other financial results	47,829	47,680
	12,464,317	1,326,714

6.6            Finance costs

	09/30/2018	09/30/2017
Exchange differences	(21,471,990)	(2,609,834)
Interest generated by liabilities related parties	(7,054)	—
Interest generated by liabilities	(3,731,484)	(3,675,693)
Financial commissions	(296,405)	(481,308)
Others finance cost	(674,558)	—
Changes in fair value of financial assets or liabilities and other financial results	(18,480)	—
	(26,199,971)	(6,766,835)

7.                   INFORMATION ABOUT COMBINED COMPONENTS OF EQUITY

7.1            Parent company investment

The Group has recognized the contribution made by Bioceres into the combined entity as Parent company investment as follows:

	09/30/2018	09/30/2017
Intangible contributed	230,853	—
Rizobacter acquisition consideration	(8,144,018)	—
	(7,913,165)	—

7.2            Non-controlling interests

There were no dividends paid to non-controlling interest (NCI) in the period ended September 30, 2018, and 2017 after the acquisition of Rizobacter.

8.                   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	09/30/2018	09/30/2017
Financing activities
Parent company investment	(7,913,165)	—
	(7,913,165)	—

9.                   JOINT VENTURES

Investments in joint ventures and related companies:

	09/30/2018	06/30/2018
Assets
Semya S.A.	3,003,796	2,972,239
Synertech	19,488,191	16,099,816
Indrasa Biotecnología S.A.	17,658	—
	22,509,645	19,072,055
Liabilities
Trigall Genetics	2,086,376	2,012,298
	2,086,376	2,012,298

Changes in joint ventures investments:

	09/30/2018	09/30/2017
As of the beginning of the period	17,059,757	30,580,943
Monetary contributions	116,230	—
Adjustment for loss of control Indrasa	10,591	—
Revaluation of property, plant and equipment	562,268	—
Adjustment of opening net book amount for the application of IAS 29	8,328,794	—
Foreign currency translation	(5,734,527)	(1,264,283)
Share of profit or loss	80,156	55,117
As of the end of the period	20,423,269	29,371,777

Share of profit or loss of joint ventures:

	09/30/2018	09/30/2017
Trigall	(74,079)	(199,403)
Semya	(27,083)	(2,860)
Synertech	174,251	257,380
Indrasa	7,067	—
	80,156	55,117

10.            SEGMENT INFORMATION

The Group is organized into three main operating segments:

•                       Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

•                       Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

•                       Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Combined financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated on the basis of market prices.

The following tables present information with respect to the Group´s reporting segments:

Period Ended September 30, 2018	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	6,196,593	14,673,792	8,400,784	29,271,169
Rendering of services	8,940			8,940
Royalties	325,636			325,636
Government grants
Grants	6,479			6,479
Total revenue	6,537,648	14,673,792	8,400,784	29,612,224
Cost of sales	(2,190,036)	(7,349,496)	(4,959,478)	(14,499,010)
Gross margin per segment	4,347,612	7,324,296	3,441,306	15,113,214
%	67%	50%	41%	51%

Period Ended September 30, 2017	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	7,370,812	16,795,948	9,540,883	33,707,643
Rendering of services	24,683	—	—	24,683
Royalties	127,223	—	—	127,223
Government grants
Grants	14,612	—	—	14,612
Total revenue	7,537,330	16,795,948	9,540,883	33,874,161
Cost of sales	(2,462,759)	(10,038,912)	(7,509,962)	(20,011,633)
Gross margin per segment	5,074,571	6,757,036	2,030,921	13,862,528
%	67%	40%	21%	41%

	09/30/2018	09/30/2017
Seed and integrated products	6,537,648	7,537,330
Seeds, royalties & licenses	855,316	1,021,347
Packs	5,682,332	6,515,983
Crop protection	14,673,792	16,795,948
Adjuvants	6,398,032	7,993,798
Insecticides & fungicides	2,479,124	2,409,728
Other	5,796,636	6,392,422
Crop nutrition	8,400,784	9,540,883
Inoculants	3,195,459	6,306,921
Fertilizers	5,205,325	3,233,962
Total revenue	29,612,224	33,874,161

11.            FINANCIAL INSTRUMENTS — RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of September 30, 2018 and June 30, 2018.

	Amortized Cost		Mandatorily Measured at Fair Value Through Profit or Loss
Financial Asset	09/30/2018	06/30/2018	09/30/2018	06/30/2018
Cash and cash equivalents	3,255,981	2,215,103	—	—
Other financial assets	4,838,642	4,781,679	8,766	12,526
Trade receivables	52,806,907	52,888,427	—	—
Other receivables(*)	7,454,378	7,732,901	—	—
Total	68,355,908	67,618,110	8,766	12,526

(*)              Advances expenses and tax balances are not included.

	Amortized Cost		Mandatorily Measured at Fair Value Through Profit or Loss
Financial Liability	09/30/2018	06/30/2018	09/30/2018	06/30/2018
Trade Payables and other payables	37,881,886	27,708,830	—	—
Borrowings	92,939,227	91,017,133	—	—
Financed payment — Acquisition of business	23,318,982	22,874,609	—	—
Total	154,140,095	141,600,572	—	2,500,000

11.1     Financial instruments measured at fair value

Measurement at Fair Value at 09/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	8,766	—	—

Measurement at Fair Value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	—	—

Estimation of fair value

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets (Level 1 of the fair value hierarchy).

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity. The rates applicable to similar loans in the market (Level 2 of the fair value hierarchy) were compared.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

11.2     Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and instruments with a put option.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

12.            SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended September 30, 2018 and 2017 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

Party	Transaction Type	09/30/2018	09/30/2017
Joint ventures	R&D sales and services	33,304	—
Joint ventures	Purchases of goods and services	(4,075,892)	(4,199,798)
Joint ventures	Equity contributions	116,230	—
Joint ventures	Loans granted	—	46,242
Key management personnel	Salaries, social security benefits and other benefits	(595,921)	(845,510)
Shareholders and other related parties	Sales of goods and services	166,551	275,902
Shareholders and other related parties	Interest gain	—	12,366
Shareholders and other related parties	Interest lost	(7,054)	—
Shareholders and other related parties	Purchases of goods and services	(172,285)	(460,045)
Parent company	Sales of goods and services	—	2,285
Parent company	Purchases of goods and services	(22,140)	—
Total		(4,557,207)	(5,168,558)

		Amounts Receivable from Related Parties
Party	Transaction Type	09/30/2018	06/30/2018
Parent company	Trade receivables	401,017	361,606
Parent company	Other accounts receivable	322,475	103,251
Shareholders and other related parties	Trade receivables	940,126	571,216
Shareholders and other related parties	Allowance for impairment	(22,246)	(23,126)
Shareholders and other related parties	Other accounts receivable	3,656	119,677
Joint ventures	Trade receivables	174,441	209,039
Joint ventures	Other accounts receivable	5,968,694	6,299,467
Total		7,788,163	7,641,130

		Amounts Payable to Related Parties
Party	Transaction type	09/30/2018	06/30/2018
Parent company	Loans payables	(5,221,697)	(1,816,084)
Key management personnel	Salaries, social security benefits and other benefits	(51,574)	(1,556,035)
Shareholders and other related parties	Trade payables	(273,135)	(365,994)
Joint ventures	Trade payables	(7,825,308)	(3,493,113)
Total		(13,371,714)	(7,231,226)

13.            KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the period ended September 30, 2018, and 2017.

The Group currently does not pay any compensation to any of its non-employee board members.

	09/30/2018	09/30/2017
Salaries, social security and other benefits	595,921	845,510
Total	595,921	845,510

14.            CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (Note 5.10), Rizobacter signed a granted a pledge of a fixed term certificate constituted on September 10, 2018 for USD 4.3 million.

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosed made in the Combined financial statement as of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015.

15.            EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to September 30, 2018, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these Interim Unaudited Interim condensed combined financial statements that were not mentioned above.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

Report of Independent Registered Public Accounting Firm

To the board of directors of Bioceres S.A. and the Shareholders of Bioceres Inc. and Bioceres Semillas S.A.

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of Bioceres Inc. crop business and Bioceres Semillas S.A. (the “Company”) as of June 30, 2018, June 30, 2017 and December 31, 2016, and the related combined statements of comprehensive income, of change in equity and of cash flow for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and the two years ended December 31, 2016 including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, June 30, 2017 and December 31, 2016, and the results of its operations and its cash flows for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and the two years ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina
December 21, 2018

We have served as the Company’s auditor since 2018.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

COMBINED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2018, June 30, 2017 and December 31, 2016

(Amounts in USD)

	Notes	06/30/2018	06/30/2017	12/31/2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	2,215,103	1,679,478	982,897
Other financial assets	6.2	4,550,847	4,264,792	4,474
Trade receivables	6.3	52,888,427	41,675,918	56,050,629
Other receivables	6.4	4,240,205	7,108,219	4,286,910
Income and minimum presumed income taxes recoverable	8	2,082,269	1,701,382	—
Inventories	6.5	19,366,001	31,338,034	32,677,314
Total current assets		85,342,852	87,767,823	94,002,224
NON-CURRENT ASSETS
Other financial assets	6.2	243,358	766,999	712,367
Other receivables	6.4	4,979,507	2,183,244	2,390,562
Income and minimum presumed income taxes recoverable	8	126,653	315,565	879,380
Deferred tax assets	8	5,601,821	3,372,101	4,649,504
Investments in joint ventures	11	19,072,055	32,108,229	32,875,663
Property, plant and equipment	6.6	40,177,146	46,218,875	46,393,761
Intangible assets	6.7	26,657,345	42,058,891	42,368,326
Goodwill	6.8	14,438,027	25,079,324	26,250,959
Total non-current assets		111,295,912	152,103,228	156,520,522
Total assets		196,638,764	239,871,051	250,522,746

The accompanying Notes are an integral part of these Combined financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.
COMBINED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2018, June 30, 2017 and December 31, 2016
(Amounts in USD)

	Notes	06/30/2018	06/30/2017	12/31/2016
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.9	27,708,830	22,794,716	36,006,517
Borrowings	6.10	65,308,928	34,037,971	53,135,510
Employee benefits and social security	6.11	4,411,713	5,047,045	3,616,478
Deferred revenue and advances from customers	6.12	1,007,301	1,197,080	878,874
Income and minimum presumed income taxes payable	8	2,569	29,788	2,932,777
Government grants	6.13	17,695	60,829	63,671
Financed payment — Acquisition of business	6.16	20,223,590	6,219,980	3,177,807
Total current liabilities		118,680,626	69,387,409	99,811,634
NON-CURRENT LIABILITIES
Borrowings	6.10	25,708,205	40,952,164	11,551,976
Government grants	6.13	15,532	57,716	92,248
Investments in joint ventures	11	2,012,298	1,527,286	1,569,160
Deferred tax liabilities	8	13,591,942	25,611,927	26,385,786
Provisions	6.14	845,486	1,415,290	1,909,530
Financed payment — Acquisition of business	6.16	2,651,019	21,180,193	23,031,669
Puttable instruments	6.15	—	2,500,000	2,500,000
Total non-current liabilities		44,824,482	93,244,576	67,040,369
Total liabilities		163,505,108	162,631,985	166,852,003
EQUITY
Equity attributable to owners of the parent		13,713,484	35,841,621	42,527,712
Non-controlling interests		19,420,172	41,397,445	41,143,031
Total equity		33,133,656	77,239,066	83,670,743
Total equity and liabilities		196,638,764	239,871,051	250,522,746

The accompanying Notes are an integral part of these Combined financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015

(Amounts in USD)

	Notes	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Revenue	7.1	133,491,118	46,853,369	41,027,474	5,100,395
Government grants	6.13	51,586	31,941	141,775	105,696
Total revenue		133,542,704	46,885,310	41,169,249	5,206,091
Cost of sales	7.2	(77,094,551)	(29,613,158)	(30,598,956)	(3,837,242)
Research and development expenses	7.3	(3,950,100)	(1,990,268)	(853,854)	(302,774)
Selling, general and administrative expenses	7.4	(35,263,688)	(15,689,598)	(8,827,121)	(1,401,037)
Share of loss of joint ventures	11	(2,136,801)	(649,075)	(707,042)	(858,158)
Other income or expenses, net		613,389	54,252	24,765	12
Operating profit/(loss)		15,710,953	(1,002,537)	207,041	(1,193,108)
Finance income	7.5	26,982,795	1,762,484	156,468	1,569,592
Finance costs	7.6	(67,933,511)	(11,955,747)	(8,406,045)	(879,769)
Loss before income tax		(25,239,763)	(11,195,800)	(8,042,536)	(503,285)
Income tax	8	10,928,517	2,817,251	1,860,647	(690,726)
Loss for the year/period		(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Other comprehensive income or loss		(31,833,554)	(2,714,241)	(4,579,700)	—
Items that may be subsequently reclassified to profit and loss		(43,710,972)	(4,747,113)	(4,579,700)	—
Exchange differences on translation of foreign operations from joint ventures		(13,865,192)	(1,498,641)	(277,603)	—
Exchange differences on translation of foreign operations		(29,845,780)	(3,248,472)	(4,302,097)	—
Items that will not be subsequently reclassified to loss and profit		11,877,418	2,032,872	—	—
Revaluation of property, plant and equipment, net of tax, of JV and associates		1,679,818	189,025	—	—
Revaluation of property, plant and equipment, net of tax		8,381,618	1,843,847	—	—
Tax rate change over revaluation of property, plant and equipment		1,815,982	—	—	—
Total comprehensive loss		(46,144,800)	(11,092,790)	(10,761,589)	(1,194,011)
Loss for the year/period attributable to:
Equity holders of the parent		(11,039,533)	(5,908,927)	(5,865,870)	(1,194,011)
Non-controlling interests		(3,271,713)	(2,469,622)	(316,019)	—
		(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Total comprehensive loss attributable to:
Equity holders of the parent		(33,927,072)	(8,069,589)	(9,083,688)	(1,194,011)
Non-controlling interests		(12,217,728)	(3,023,201)	(1,677,901)	—
		(46,144,800)	(11,092,790)	(10,761,589)	(1,194,011)

The accompanying Notes are an integral part of these Combined financial statements. Related party balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015

(Amounts in USD)

	Attributable to the equity holders of the parent
Description	Parent Company Investment (Note 9.1)	Stock Options	Retained Deficit	Foreign Currency Translation Reserve	Revaluation of PP&E	Equity/(Deficit) Attributable to Owners of the Parent	Non-controlling Interests	Total Equity
12/31/2014	3,796,654	—	(2,141,242)	—	—	1,655,412	—	1,655,412
Parent company investment	632,596	—	—	—	—	632,596	—	632,596
Stock options	—	3,285	—	—	—	3,285	—	3,285
Loss for the year	—	—	(1,194,011)	—	—	(1,194,011)	—	(1,194,011)
12/31/2015	4,429,250	3,285	(3,335,253)	—	—	1,097,282	—	1,097,282
Parent company investment	50,470,291	—	—	—	—	50,470,291	—	50,470,291
Non-controlling investment	—	—	—	—	—	—	6,481,930	6,481,930
Non-controlling interest in business combination	—	—	—	—	—	—	36,339,002	36,339,002
Stock options	—	43,827	—	—	—	43,827	—	43,827
Loss for the year	—	—	(5,865,870)	—	—	(5,865,870)	(316,019)	(6,181,889)
Other comprehensive loss	—	—	—	(3,217,818)	—	(3,217,818)	(1,361,882)	(4,579,700)
12/31/2016	54,899,541	47,112	(9,201,123)	(3,217,818)	—	42,527,712	41,143,031	83,670,743
Parent company investment	1,357,788	—	—	—	—	1,357,788	—	1,357,788
Reclassification of puttable preferred shares	—	—	—	—	—	—	3,277,615	3,277,615
Stock options	—	25,710	—	—	—	25,710	—	25,710
Loss for the period	—	—	(5,908,927)	—	—	(5,908,927)	(2,469,622)	(8,378,549)
Other comprehensive income or loss	—	—	—	(3,380,262)	1,219,600	(2,160,662)	(553,579)	(2,714,241)
06/30/2017	56,257,329	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	2,009,385	—	—	—	—	2,009,385	—	2,009,385
Transfer of preferred stocks from non-controlling interest	9,759,545	—	—	—	—	9,759,545	(9,759,545)	—
Stock options	—	30,005	—	—	—	30,005	—	30,005
Loss for the year	—	—	(11,039,533)	—	—	(11,039,533)	(3,271,713)	(14,311,246)
Other comprehensive income or loss	—	—	—	(30,013,990)	7,126,451	(22,887,539)	(8,946,015)	(31,833,554)
06/30/2018	68,026,259	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656

The accompanying Notes are an integral part of these Combined financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

COMBINED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015

(Amounts in USD)

	Notes	06/30/2018	06/30/2017	12/31/2016	12/31/2015
OPERATING ACTIVITIES
Loss for the year/period		(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Adjustments to reconcile loss to net cash flows
Income tax		(10,928,517)	(2,817,251)	(1,860,647)	690,726
Depreciation of property, plant and equipment	6.6	2,230,881	1,254,657	584,293	71,277
Amortization of intangible assets	6.7	2,141,476	1,418,529	424,179	2,331
Share of loss of joint ventures	11	2,136,801	649,075	707,042	858,158
Changes in fair value of financial assets		(1,430,880)	(4,314,950)	(716,841)	—
Provisions for contingencies	6.17	46,103	(248,727)	293,009	3,108
Allowance for impairment of trade debtors	6.17	1,259,127	333,490	125,764	177,705
Allowance for obsolescence	6.17	661,804	148,840	982,351	167,989
Stock option		30,005	25,710	43,827	3,285
Gain or loss on sale of equipment and intangible assets		4,834	155,422	(13,760)	—
Interests and exchange differences from borrowings		11,783,017	3,932,042	8,132,061	—
Other financial results accrued		9,720,144	3,927,806	1,781,284	—
Working capital adjustments
Trade receivables		(9,849,989)	14,041,092	(11,815,455)	619,705
Other receivables		448,613	3,219,277	(3,741,766)	(789,358)
Income and minimum presumed income taxes		(148,118)	(2,762,518)	3,421,958	168,344
Inventories		11,310,229	1,190,440	10,023,018	(2,259,725)
Trade and other payables		4,914,114	(13,211,801)	(3,327,080)	199,729
Employee benefits and social security		(635,332)	1,430,567	3,589,450	(16,590)
Deferred revenue and advances from customers		(189,779)	318,206	605,949	272,925
Income and minimum presumed income taxes payable		(71,076)	(1,278,038)	(5,079,759)	(41,736)
Government grants		(85,318)	(37,374)	3,127	(52,386)
Net cash flows provided by (used in) operating activities		9,036,893	(1,004,055)	(2,019,885)	(1,118,524)

The accompanying Notes are an integral part of these Combined financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.
COMBINED STATEMENTS OF CASH FLOWS
For the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015
(Amounts in USD)

	Notes	06/30/2018	06/30/2017	12/31/2016	12/31/2015
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		109,711	130,011	13,760	—
Purchase of property, plant and equipment	6.6	(2,791,794)	(695,667)	(608,061)	—
Loans granted to joint ventures		(2,621,647)	(2,428,076)	—	—
Capitalized development expenditures	6.7	(2,301,425)	(1,884,289)	(175,527)	—
Purchase of intangible assets	6.7	(614,529)	(979,728)	(420,254)	(5,594)
Acquisition of business		—	—	(40,678,146)	—
Net cash flows used in investing activities		(8,219,684)	(5,857,749)	(41,868,228)	(5,594)
FINANCING ACTIVITIES
Proceeds from borrowings		55,294,741	60,569,826	10,548,235	—
Repayment of borrowings and interest payments		(56,180,740)	(49,954,328)	(6,351,924)	—
Net increase/(decrease) bank overdraft and other short term borrowings		604,415	(3,057,113)	(1,332,036)	1,107,951
Proceeds from the issuance of preferred shares		—	—	42,000,001	—
Cash dividends distributed by subsidiary		—	—	(13,790)	—
Net cash flows provided by (used in) financing activities		(281,584)	7,558,385	44,850,486	1,107,951
Net increase/(decrease) in cash and cash equivalents		535,625	696,581	962,373	(16,167)
Cash and cash equivalents as of beginning of the year/period	6.1	1,679,478	982,897	20,524	36,691
Cash and cash equivalents as of the end of the year/period	6.1	2,215,103	1,679,478	982,897	20,524

The accompanying Notes are an integral part of these Combined financial statements. Related parties balances and transactions are disclosed in Note 15.

BIOCERES INC CROP BUSINESS & BIOCERES SEMILLAS S.A.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

As of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015

(Amounts in USD, except otherwise indicated)

INDEX

1.	General information

2.	Accounting standards and basis of preparation

2.1.	Statement of compliance with IFRS as issued by IASB

2.2.	Scope of combination

2.3.	Authorization for the issue of the Combined financial statements

2.4.	Comparative figures

2.5.	Basis of measurement

2.6.	Functional currency and presentation currency

2.7.	Subsidiaries

3.	New standards, amendments and interpretations issued by the IASB

3.1.	New standards and interpretations adopted by the Group

3.2.	New standards and interpretations not yet adopted by the Group

4.	Summary of significant accounting policies

4.1.	Cash and cash equivalents

4.2.	Financial assets

4.3.	Inventories

4.4.	Business combinations

4.5.	Impairment of non-financial assets (excluding inventories and deferred tax assets)

4.6.	Joint arrangements

4.7.	Property, plant and equipment

4.8.	Leased assets

4.9.	Intangible assets

4.10.	Financial liabilities

4.11.	Employee benefits

4.12.	Provisions

4.13.	Parent company investment

4.14.	Revenue recognition

4.15.	Government grants

4.16.	Borrowing costs

4.17.	Income tax and minimum presumed income tax

4.18.	Share-based payments

5.	Critical accounting judgments and estimates

5.1.	Critical judgments

5.2.	Critical estimates

6.	Information about components of Combined statements of financial position

6.1.	Cash and cash equivalents

6.2.	Other financial assets

6.3.	Trade receivables

6.4.	Other receivables

6.5.	Inventories

6.6.	Property, plant and equipment

6.7.	Intangible assets

6.8.	Goodwill

6.9.	Trade and other payables

6.10.	Borrowings

6.11.	Employee benefits and social security

6.12.	Deferred revenue and advances from customers

6.13.	Government grants

6.14.	Provisions

6.15.	Puttable instruments

6.16.	Financed payment — Acquisition of business

6.17.	Changes in allowances and provisions

7.	Information about components of Combined statements of comprehensive income

7.1.	Revenue

7.2.	Cost of sales

7.3.	R&D classified by nature

7.4.	Expenses classified by nature and function

7.5.	Finance income

7.6.	Finance costs

8.	Income tax and minimum presumed income tax

9.	Information about combined components of equity

9.1.	Parent company investment

9.2.	Non-controlling interest

10.	Cash flow information

11.	Joint ventures

12.	Segment information

13.	Financial instruments- risk management

13.1.	Principal financial instruments

13.2.	Financial instruments by category

13.3.	Financial instruments measured at fair value

13.4.	Financial instruments not measured at fair value

13.5.	General objectives, policies and processes

14.	Leases

14.1.	Finance lease — lessee

14.2.	Operating lease — lessee

15.	Shareholders and other related parties balances and transactions

16.	Key management personnel compensation

17.	Share-based payments

18.	Contingencies, commitments and restrictions on the distribution of profits

19.	Events occurring after the reporting period

1.                   GENERAL INFORMATION

These Combined financial statements are comprised by Bioceres Inc Crop Business, using a carve-out basis (“Bioceres Inc Crop Business”) and Bioceres Semillas S.A. (“Bioceres Semillas” and together with Bioceres Inc Crop Business, the “Group”).

BCS Holdings, Inc (“BCS Holdings”) will be a US domiciled holding company that will be created prior to the consummation of the business combination with Union Acquisition Corp. (“Union”), a Cayman Islands exempted special purpose acquisition company listed on the New York Stock Exchange and Domestic filer for SEC purposes. BCS Holdings will receive from Bioceres Inc certain assets and liabilities prior to the consummation of the business combination. Bioceres Inc Crop Business, through the newly created holding intermediate BCS Holdings, and Bioceres Semillas will be acquired by Union in the business combination.

The Group is a fully-integrated agricultural biotechnology business with a leadership position in the South America region. It operates multiple technology platforms to develop and commercialize products that enhance crop productivity and expand feedstock applications in order to provide value to its customers around the world. The Group is ultimately controlled by Bioceres S.A., domiciled in the City of Rosario, Province of Santa Fe, Argentina.

Description of the reorganization

In order to facilitate the business combination with Union, a reorganization will be conducted prior to the consummation of such business combination, whereby a) certain business activities will be transferred between entities; and b) an intermediate holding company will be created under US laws. This reorganization will not affect the common control structure of the entities forming the Group.

Bioceres Semillas is a company domiciled in the City of Rosario, Province of Santa Fe, Argentina, whose main activity is the development, production and commercialization of seeds and agricultural products.

BCS Holdings, will be a company to be created by Bioceres Inc, a Delaware, US, domiciled non-public holding company, in connection with the proposed business combination with Union, prior to the consummation of it. Bioceres Inc will be converted into Bioceres LLC pursuant to Section 18-214 of the Delaware Limited Liability Act, and through its operating subsidiaries, is engaged in crop productivity.

The reorganization will be completed when Bioceres Inc, a wholly-owned subsidiary of Bioceres S.A., contributes to BCS Holdings the following assets and liabilities in exchange for a 100% of the share participation in BCS Holdings:

•                       RASA Holding LLC (“RASA Holding”): its common and preferred shares of RASA Holding, a company domiciled at 1209 Orange Street, Wilmington, in the state of Delaware in US. The sole shareholder of RASA Holding is Bioceres Inc, which is controlled by Bioceres S.A.

On October 19, 2016, RASA Holding acquired 20,004,000 shares of Rizobacter Argentina S.A. (“Rizobacter”) representing 50.01% of the outstanding capital share plus an option for a further 9.99%. Rizobacter is a global leader in soybean biological products and provider of bio-based solutions for the agricultural sector with a strong focus on crop nutrition and crop protection solutions and an extensive network of international affiliates.

Rizobacter has a strategic partnership with the French company De Sangosse. As part of a joint venture, they formed Synertech Industrias S.A. (“Synertech”), a company that produces and commercializes micro-beaded fertilizers.

•                       Trigall Genetics S.A. (“Trigall”): Its share participation in Trigall, a joint venture that was formed in December 2013 with Florimond Desprez (a company incorporated in France with an internationally recognized track record in wheat breeding) through Bioceres, Inc. Equity interest is equally shared between both participants.

Trigall focuses on developing and commercializing conventional and next-generation biotechnology wheat varieties for the South American market.

•                       Verdeca LLC (“Verdeca”): Its share participation in Verdeca, a joint venture that was formed in February 2012 with Arcadia (an USA based company that develops agricultural biotechnologies) through Bioceres, Inc. Equity interest is equally shared between both participants.

Verdeca was created to develop and bring soybean varieties with next-generation agricultural technologies to market.

•                       Intangibles technology and germplasms technology that are recognized as intangible assets in Bioceres Inc and R&D related expenses for those intangibles that have not reached their advanced development.

•                       The total of the deferred payment derived from the acquisition of Rizobacter that was recognized on the business combination net of contingent payment. Such contingent payment, that will not be transferred to BCS Holdings, and consequently will still be owned by the Parent, may be payable to certain of the selling shareholders of Rizobacter subject to precautionary measures and associated ongoing litigation.

On November 8, 2018, Bioceres Inc signed the Exchange Agreement with Union and together issued a press release. Following the reorganization, Bioceres LLC will contribute all if its equity interest in BCS Holdings and Bioceres Semillas to Union in exchange for 27,116,174 ordinary shares and 7,500,000 warrants, each to purchase one Union Share (the “Exchange,” and together with the Reorganization and the other transactions contemplated by the Exchange Agreement, the “Business Combination”).

Financial and economic situation

Upon completion of the business combination with Union Acquisition Corp., the newly created BCS Holdings will have access to funds released from Union’s Trust Account after payment of any shares redemptions that could occur.

With net proceeds from the business combination the newly created BCS Holdings intends to meet current financial obligations arising from the acquisition of Rizobacter. These financial obligations are represented by outstanding deferred payments to sellers of Rizobacter, as well as current borrowings obtained by the Group in the past and used to pay installments of the acquisition as they became due (Note 6.16). Furthermore, remaining net proceeds from the business combination with Union after payment of acquisition related obligations, will be destined to working capital requirements enabling the Group to optimize its capital structure and financing costs.

To meet short-term debts, the Group could, if necessary, issue a new Corporate Bond up to US$40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs (Note 6.16). In addition, the Group has revolving credit facilities up to an amount of USD 31.1million with financial institutions, that jointly with the generation of resources from the business operations, allows the Group to meet its current financial obligations.

2.                   ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1            Statement of compliance with IFRS as issued by IASB

The Combined financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Combined financial statements have been applied.

2.2            Scope of combination

IFRS provides no guidelines for the preparation of Combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. During the reporting periods of the Combined financial statements, the assets and liabilities forming the Group were under common control of Bioceres S.A.

2.3            Authorization for the issue of the Combined financial statements

These Combined financial statements of the Group as of June 30, 2018, June 30, 2017 and December 31, 2016, for the year ended June 30, 2018, for the six-month transition period ended 2017 and for the years ended December 31, 2016 and 2015 have been authorized by the Board of Directors of Bioceres S.A. at their meetings held on December 21, 2018.

2.4            Comparative figures

On October 19, 2016, RASA Holding acquired a controlling equity interest in Rizobacter. Therefore, figures presented for the Group in these Combined financial statements in connection with year ended December 31, 2016 are not entirely comparable to the year ended December 31, 2015, given the significance of Rizobacter within the Group.

Also, in December 2016, Bioceres S.A. and its subsidiaries approved the amendment of its bylaws, thereby changing the fiscal year-end date from December 31 to June 30 of each year. As a result of the change in the fiscal year end, figures presented for the Group in these financial statements in connection with year ended June 30, 2018, are not entirely comparable to the six-month transition period ended June 30, 2017.

2.5            Basis of measurement

The Combined financial statements of the Group have been prepared using:

•                       Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                       Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.6            Functional currency and presentation currency

(a)              Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The acquisition of Rizobacter generated synergies and other changes in the Group’s operations that, along with other changes in the business, triggered the reassessment of some of the Group companies’ functional currency. Management concluded that the Argentine Peso shall be the functional currency of all of the Group’s Argentine entities, including Bioceres Semillas, as from January 1, 2017. The group accounted for this change prospectively.

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group should restate its next financial statements to be presented after that date.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to that agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated for a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

(b)              Presentation currency

The Combined financial statements of the Group are presented in USD, which is the presentation currency.

(c)               Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Combined statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.7            Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

•                       The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

•                       Substantive potential voting rights held by the Group and by other parties;

•                       Other contractual arrangements; and

•                       Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the Combined financial statements of the Group, are as follows:

		Country of
		Incorporation and
		Principal Place of		% Equity Interest
Name	Principal Activities	Business	Ref	06/30/2018	06/30/2017	12/31/2016
RASA Holding, LLC	Investment in subsidiaries	United States	(a)	100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	(b)	60.00%	60.00%	60.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	(c)	59.99%	59.94%	59.94%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	(c)	59.94%	57.00%	57.00%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	(c)	60.00%	60.00%	60.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	(c)	57.00%	57.00%	57.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	(c)	59.97%	57.00%	57.00%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	(c)	60.00%	60.00%	60.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	(c)	59.99%	59.99%	59.99%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	(c)	60.00%	—	—
Indrasa Biotecnología S.A.	Research and development	Argentina	(c) (d)	31.50%	31.50%	31.50%
Rizobacter France SAS	Research and development	France	(c)	60.00%	60.00%	60.00%

The Group holds a majority share of the voting rights in all of its subsidiaries.

(a)    The percentage of the voting rights attributable to the Group is the same as the percentage of its equity interest as set forth in the table above.

(b)    RASA Holding entered into a shareholders’ agreement with certain existing shareholders of Rizobacter pursuant to which the Group was granted control of 80% of the voting rights of Rizobacter.

(c)     Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 60% of the direct equity interest participation that Rizobacter owns in each entity.

(d)    In September 2018, the participation of Rizobacter S.A. in Indrasa S.A. decreased by 35%, therefore the Group loss the control over this subsidiary.

3.                   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

3.1            New standards and interpretations adopted by the Group

The standards and interpretations issued that became effective as of January 1, 2018 are:

IFRS 9 — Financial Instruments (version 2014).

IFRS 15 — Revenue from Contracts with Customers.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions.

IFRIC 22 — Foreign currency transactions and advance consideration.

Amendments to IAS 40 — Transfers of investment.

These standards are effective for fiscal years beginning on January 1, 2018 and therefore their impact on the Bioceres Group will rule from the next fiscal year to start on July 1, 2018

The standards and interpretations issued, but not yet in force at the date of issuance of these Combined financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

The Group intends to adopt these standards and interpretations when they enter into force, except that the opposite is indicated.

IFRS 9 — Financial Instruments (version 2014)

In July 2014, the IASB issued the final version of “IFRS 9 Financial Instruments” which reflects all phases of the financial instruments project and replaces “IAS 39 Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

The Group previously elected to adopt IFRS 9 (version 2013) early.

The new measurement and classification requirements in IFRS 9 (version 2014) are not applicable to the Group’s business model for managing its financial assets and that model is not expected to change in the foreseeable future. The Group does not use hedge accounting.

Regarding the new impairment requirements in IFRS 9 (version 2014), the Group will have to change its impairment testing methodology for financial assets from an “incurred losses model” to the new “expected losses model.”

These amendments do not have a material impact on the Group.

IFRS 15 — Revenue from contracts with costumers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted.

These amendments do not have a material impact on the Group.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions

The standard was amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled where an employer is obliged to withhold an amount in respect of the employee’s tax obligation associated with a share-based payment and to pay that amount to the relevant tax authority. It is effective for annual periods beginning on or after January 1, 2018. The Group is currently analyzing the impact of its application on the Group’s operating results or financial position.

IFRIC 22 — Foreign currency transactions and advance consideration

IFRIC 22 was issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of such advance consideration. The standard is effective for annual periods beginning on January 1, 2018. The Group is currently analyzing the impact of its application on the Group’s operating results or financial position.

Amendments to IAS 40 — Transfers of investment

These modifications clarify when an entity must transfer properties, including properties under construction or development, or outside investment property. The modifications establish that a change in use occurs when the property complies with or fails to meet the definition of investment property and there is evidence of change in use. A simple change in Management’s intentions about the use of the property does not provide evidence of change in use.

The changes to the standard will become effective for annual periods beginning on January 1, 2018, with advance application permitted. The modifications are applied prospectively to changes in use occurring after the beginning of the annual period in which the modifications are applied for the first time.

These amendments are not expected to have material impact on the Group.

3.2            New standards and interpretations not yet adopted by the Group

IFRS 16 — Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. However, the Group has not yet assessed what adjustments, if any, are necessary due to the change in the definition of the lease term and the different treatment of variable lease payments and of extension and termination options. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

The Group is currently assessing the impact of the new disclosure requirements and currently it is not possible to estimate the potential effects to the Group.

4.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1            Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the Combined statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2            Financial assets

The Group previously elected to early adopt IFRS 9 (version 2013).

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

•                       The Group’s business model for managing the financial assets; and

•                       The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

The Group does not apply hedge accounting.

Estimates

The Group makes estimates of uncollectibility of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

4.3            Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4            Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the combined statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the remeasurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

Judgment

The Group entered into a purchase option contract with certain sellers of Rizobacter to acquire a further 9.99% interest, which option is effective until March 31, 2019 according to the addendum signed (see Note 6.16). As stated in paragraphs B89 and B90 of IFRS 10, the Group must evaluate whether the purchase option grants it, in substance, rights to returns from its involvement with Rizobacter.

If the equity interest currently gives the Group rights to returns from its involvement with Rizobacter, then the proportion of returns allocated to the controlling entity should consider the possible exercise of the voting rights that currently entitle the Group to those returns. Otherwise, the possible exercise of the voting rights should not be considered and only the current voting rights are to be considered.

To perform this analysis, the Group has considered that the purchase option contract exposes the Group to returns from the change in the value of the shares (due to the fixed price of the option) and that dividends are not significant in relation to the returns from the equity interest, since the Group has the power to restrict dividend payments to equity holders in Rizobacter. Based on this analysis, the Group has concluded that the purchase option contract grants it, in substance, rights to returns from its involvement with Rizobacter and computed those possible voting rights when determining the proportion of returns allocated to the controlling entity.

4.5            Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 6.8.

4.6            Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•                       Joint ventures: where the group has rights to only the net assets of the joint arrangement.

•                       Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•                       The structure of the joint arrangement;

•                       The legal form of joint arrangements structured through a separate vehicle;

•                       The contractual terms of the joint arrangement agreement; and

•                       Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Combined statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Combined statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 11).

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the Combined financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

4.7            Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. This policy was adopted by the Group since the six-month transition period ended June 30, 2017.

Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analysed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.)

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

(a)              Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have a significant impact on the revalued amount of its land.

(b)              Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs relating to such assets could have a significant impact on their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.8            Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are categorized as capital or interest. The interest element is charged to the Combined statement of profit or loss and other comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the Combined statement of profit or loss and other comprehensive income on a straight-line basis over the lease term.

The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

4.9            Intangible assets

(a)              Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

(b)              Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•                       It is technically feasible to develop the product for it to be sold;

•                       Adequate resources are available to complete the development;

•                       There is an intention to complete and sell the product;

•                       The Group is able to sell the product;

•                       Sale of the product will generate future economic benefits; and

•                       Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the combined statement of profit or loss and other comprehensive income as incurred (Note 7.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 6.7).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

(i)                  Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution. In the Group’s experience, the discovery phase typically lasts 18 months, though it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits.

(ii)               Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation. In the Group’s experience, the proof of concept phase typically lasts 36 months, though it may range from as few as six months for a microbial solution to as many as four years for plant GM traits.

(iii)            Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. The early development phase typically lasts 24 months.

(iv)           Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, the Group is primarily responsible for undertaking this phase of product development. Similarly, the Group’s strategic partners usually lead the advanced development and deregulation activities in other markets pursuant to the applicable contractual arrangements. The advanced development and deregulation phase typically lasts about 24 months, with some projects requiring substantial regulatory data lasting as many as three years. For molecular farming projects, where grain production will occur within Argentina, the Group may follow a simplified regulatory approach, which requires less time than traditional GM regulatory approvals.

(v)              Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. The pre-launch phase may last up to 24 months.

(vi)           Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

(c)               Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

•                       Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

•                       Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•                       Customer loyalty: Rizobacter sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter in a business combination. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.10     Financial liabilities

The Group adopted IFRS 9 (version 2013) early.

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for the following liabilities that are measured at fair value: (a) Certain hybrid contracts that include embedded derivatives and for which the option of paragraph 4.3.5 of IFRS 9 was used to designate the hybrid contract as a whole at fair value through profit or loss and (b) embedded derivatives.

In the case of hybrid contracts that were designated as a whole at fair value through profit or loss, the amount of the change in fair value of the financial liability that is attributable to changes in credit risk attaching to that liability is disclosed in other comprehensive income. The rest of the change in fair value of the liability is recognized in income.

In the case of the other financial liabilities measured at fair value, the change in fair value is charged to income.

The Group does not apply hedge accounting.

Estimates

The Group has designated certain hybrid contracts as a whole at fair value. Management of the Group periodically evaluates the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in credit risk. In estimating the fair value of those financial liabilities, the Group uses observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 13.

4.11     Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on the stock options are detailed in Note 4.18.

4.12     Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.13     Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as Parent company investment.

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.14     Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

(a)              Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i)                  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii)     the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii)            the amount of revenue can be measured reliably;

(iv)           it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v)              the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer’s request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

•                       It must be probable that delivery will take place;

•                       The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

•                       The buyer must specifically acknowledge the deferred delivery instructions; and

•                       The usual payment terms must apply.

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

(b)              Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i)                  the amount of revenue can be measured reliably;

(ii)               it is probable that the economic benefits associated with the transaction will flow to the entity;

(iii)            the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv)           the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

(c)               Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.15     Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Combined financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.16     Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.17     Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Combined statement of financial position differs from its tax base, except for differences arising on:

•                       The initial recognition of goodwill;

•                       The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•                       The same taxable entity within the Group, or

•                       Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Minimum presumed income tax applies to assets of the entities domiciled in Argentina. The tax is only applicable if the total value of the assets is above ARS 200,000 at the end of the fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on minimum presumed income tax is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on minimum presumed income.

The Group determined on the basis of current jurisprudence that the aforementioned tax is not applicable in the year ended June 30, 2018, as the Group has both accounting and fiscal losses.

4.18     Share-based payments

Certain executives and directors of the Group are granted incentives in the form of shares and options to purchase Bioceres S.A. shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres S.A. or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 17 and will not necessarily take place in the future.

5.                   CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

5.1            Critical judgments

•                       Determination of the percentage of equity interest in Rizobacter (Note 4.4)

5.2            Critical estimates

•                       Estimate of the trade receivables impairment provision (Note 4.2)

•                       Estimate of the inventory obsolescence allowance (Note 4.3)

•                       Capitalization and impairment testing of development costs (Notes 4.5 and 6.7)

•                       Impairment of goodwill (Notes 4.5 and 6.8)

•                       Recoverability of investments in joint ventures (Note 4.6)

•                       Fair value of land and buildings (Note 4.7)

•                       Identification and fair value of identifiable intangible assets arising in a business combination (Note 4.9 y 6.7)

•                       Fair value of financial liabilities measured at fair value through profit or loss (Note 4.10)

•                       Share-based payments (Notes 4.18 and 17)

•                       Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 4.17 and Note 8)

6.                   INFORMATION ABOUT COMPONENTS OF COMBINED STATEMENTS OF FINANCIAL POSITION

6.1            Cash and cash equivalents

	06/30/2018	06/30/2017	12/31/2016
Cash and banks	2,215,103	1,679,478	982,897
	2,215,103	1,679,478	982,897

6.2            Other financial assets

	06/30/2018	06/30/2017	12/31/2016
Current
Other marketable securities	12,526	4,275	4,474
Restricted short term deposit	4,538,321	4,260,517	—
	4,550,847	4,264,792	4,474

	06/30/2018	06/30/2017	12/31/2016
Non-current
Shares of Bioceres S.A.	240,920	676,762	708,378
Other marketable securities	2,438	90,237	3,989
	243,358	766,999	712,367

6.3            Trade receivables

	06/30/2018	06/30/2017	12/31/2016
Trade debtors	44,641,053	34,121,040	45,608,293
Allowance for impairment of trade debtors	(3,212,170)	(2,873,688)	(2,949,214)
Shareholders and other related parties (Note 15)	571,216	1,025,903	1,918,321
Allowance for impairment of related parties (Note 15)	(23,126)	(205,960)	(8,210)
Allowance for return of goods	(1,517,361)	(1,393,059)	(658,958)
Trade debtors — Parent company (Note 15)	361,606	—	—
Trade debtors — Joint ventures (Note 15)	209,039	217,963	216,078
Discounted and deferred checks	11,858,170	10,783,719	11,924,319
	52,888,427	41,675,918	56,050,629

Variations in the allowance for uncollectible trade receivables are reported in Note 6.17.

6.4            Other receivables

	06/30/2018	06/30/2017	12/31/2016
Current
Taxes	664,926	1,904,592	191,513
Insurance to be accrued	9,219	13,210	4,095
Other receivables — Shareholders and other related parties (Note 15)	119,677	67,753	928,144
Other receivables — Parent Company (Note 15)	103,251	—	—
Other receivables — Joint ventures (Note 15)	1,962,459	3,085,056	1,307,665
Prepayments to suppliers	516,742	1,210,070	957,299
Reimbursements over exports	362,815	151,107	133,301
Prepaid expenses and other receivables	—	265,972	99,342
Loans receivable	1,360	5,732	7,834
Miscellaneous	499,756	404,727	657,717
	4,240,205	7,108,219	4,286,910

	06/30/2018	06/30/2017	12/31/2016
Non-Current
Taxes	295,924	484,572	339,423
Reimbursements over exports	346,575	472,276	245,051
Other receivables — Joint ventures (Note 15)	4,337,008	1,213,053	1,792,123
Miscellaneous	—	13,343	13,965
	4,979,507	2,183,244	2,390,562

6.5            Inventories

	06/30/2018	06/30/2017	12/31/2016
Agrochemicals	94,486	183,822	495,992
Seeds and grains	514,000	1,273,515	2,072,067
Microbiological resale products	8,389,191	13,749,668	8,756,902
Microbiological products produced	6,383,263	8,931,124	15,741,253
Goods in transit	776,869	482,185	1,272,168
Supplies	3,978,934	7,424,825	5,496,929
Allowance for obsolescence	(770,742)	(707,105)	(1,157,997)
	19,366,001	31,338,034	32,677,314

The roll-forward of allowance for obsolescence is in Note 6.17.

6.6            Property, plant and equipment

Property, plant and equipment as of June 30, 2018, June 30, 2017 and December 31, 2016 included the following:

	06/30/2018	06/30/2017	12/31/2016
Gross carrying amount	44,764,394	48,520,889	47,276,088
Accumulated depreciation	(4,587,248)	(2,302,014)	(882,327)
Net carrying amount	40,177,146	46,218,875	46,393,761

1. Net carrying amount for each class of assets is as follows:

Class	Net Carrying Amount 06/30/2018	Net Carrying Amount 06/30/2017	Net Carrying Amount 12/31/2016
Office equipment	194,819	220,698	207,388
Vehicles	1,099,603	1,849,887	1,992,556
Equipment and computer software	212,236	308,360	380,386
Fixtures and fittings	3,508,083	4,460,903	4,701,939
Machinery and equipment	4,466,293	8,405,441	9,105,953
Land and buildings	30,513,273	30,103,117	29,584,854
Buildings in progress	182,839	870,469	420,685
Total	40,177,146	46,218,875	46,393,761

2. Gross carrying amount as of June 30, 2018 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Year	Additions	Transfers	Disposals	Foreign Currency Translation	Revaluation	As of the End of Year
Office equipment	252,220	119,623	—	—	(127,895)	—	243,948
Vehicles	2,223,102	388,856	—	(131,746)	(819,918)	—	1,660,294
Equipment and computer software	426,529	189,094	47,744	(14,726)	(229,003)	—	419,638
Fixtures and fittings	4,665,074	6,178	1,646,914	(1,632)	(2,489,869)	—	3,826,665
Machinery and equipment	9,152,269	197,840	—	(23,010)	(3,923,070)	—	5,404,029
Land and buildings	30,931,226	26,017	651,662	—	(13,146,785)	14,564,861	33,026,981
Buildings in progress	870,469	1,864,186	(2,346,320)	—	(205,496)	—	182,839
Total	48,520,889	2,791,794	—	(171,114)	(20,942,036)	14,564,861	44,764,394

3. Accumulated depreciation as of June 30, 2018 is as follows:

	Depreciation
Class	Accumulated as of the Beginning of Year	Disposals	of the Year	Foreign Currency Translation	Revaluation	Accumulated as of the End of Year
Office equipment	31,522	—	41,740	(24,133)	—	49,129
Vehicles	373,215	(42,928)	434,632	(204,228)	—	560,691
Equipment and computer software	118,169	(13,641)	195,386	(92,512)	—	207,402
Fixtures and fittings	204,171	—	286,024	(171,613)	—	318,582
Machinery and equipment	746,828	—	741,508	(550,600)	—	937,736
Land and buildings	828,109	—	531,591	(516,056)	1,670,064	2,513,708
Total	2,302,014	(56,569)	2,230,881	(1,559,142)	1,670,064	4,587,248

4. Gross carrying amount as of June 30, 2017 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Period	Additions	Transfers	Disposals	Foreign Currency Translation	Revaluation	As of the End of Period
Office equipment	235,301	32,138	—	—	(15,219)	—	252,220
Vehicles	2,136,823	441,478	—	(183,170)	(172,029)	—	2,223,102
Equipment and computer software	460,518	20,637	—	(32,074)	(22,552)	—	426,529
Fixtures and fittings	4,770,076	—	127,475	—	(232,477)	—	4,665,074
Machinery and equipment	9,492,852	18,513	73,717	(10,678)	(422,135)	—	9,152,269
Land and buildings	29,759,833	15,508	(428,844)	(197,467)	(1,461,403)	3,243,599	30,931,226
Buildings in progress	420,685	167,393	227,652	—	54,739	—	870,469
Total	47,276,088	695,667	—	(423,389)	(2,271,076)	3,243,599	48,520,889

5. Accumulated depreciation as of June 30, 2017 is as follows:

	Depreciation
Class	Accumulated as of Beginning of Period	Disposals	Of the Period	Foreign Currency Translation	Revaluation	Accumulated as of the End of Period
Office equipment	27,913	—	5,452	(1,843)	—	31,522
Vehicles	144,267	(95,792)	334,019	(9,279)	—	373,215
Equipment and computer software	80,132	(31,486)	77,461	(7,938)	—	118,169
Fixtures and fittings	68,137	—	145,044	(9,010)	—	204,171
Machinery and equipment	386,899	(10,678)	408,975	(38,368)	—	746,828
Land and buildings	174,979	—	283,706	(21,947)	391,371	828,109
Total	882,327	(137,956)	1,254,657	(88,385)	391,371	2,302,014

6. Gross carrying amount as of December 31, 2016 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Year	Additions	Additions for PPA	Disposals	Foreign Currency Translation	As of the End of Year
Office equipment	5,830	4,811	234,221	—	(9,561)	235,301
Vehicles	160,895	225,459	1,878,400	(49,179)	(78,752)	2,136,823
Equipment and computer software	14,283	13,945	450,785	—	(18,495)	460,518
Fixtures and fittings	1,608	118,638	4,848,110	—	(198,280)	4,770,076
Machinery and equipment	310,504	35,170	9,533,037	—	(385,859)	9,492,852
Land and buildings	—	210,038	30,792,604	—	(1,242,809)	29,759,833
Buildings in progress	—	—	430,837	—	(10,152)	420,685
Total	493,120	608,061	48,167,994	(49,179)	(1,943,908)	47,276,088

7. Accumulated depreciation as of December 31, 2016 is as follows:

	Depreciation
Class	Accumulated as of Beginning of Year	Disposals	Of the Year	Foreign Currency Translation	Accumulated as of the End of Year
Office equipment	3,555	—	18,901	5,457	27,913
Vehicles	119,177	(49,179)	75,633	(1,364)	144,267
Equipment and computer software	14,283	—	59,548	6,301	80,132
Fixtures and fittings	1,126	—	153,424	(86,413)	68,137
Machinery and equipment	132,669	—	134,648	119,582	386,899
Land and buildings	—	—	142,139	32,840	174,979
Total	270,810	(49,179)	584,293	76,403	882,327

The depreciation charge is included in Notes 7.3 and 7.4.

The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 18.

Revaluation of Property, Plant and Equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2018. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

Class of Property	Value at Cost
At June 30, 2018
Land and buildings	18,244,100

6.7            Intangible assets

Intangible assets as of June 30, 2018, June 30, 2017 and December 31, 2016 included the following:

	06/30/2018	06/30/2017	12/31/2016
Gross carrying amount	29,155,315	43,903,217	42,890,018
Accumulated amortization	(2,497,970)	(1,844,326)	(521,692)
Net carrying amount	26,657,345	42,058,891	42,368,326

Seed and Integrated Products

The Group’s seed and integrated product activities concentrate primarily on the development and commercialization of seeds and technologies and products that increase yield per hectare, with a focus on providing seed and integrated crop protection and crop nutrition technologies designed to control weeds, insects or diseases, enhance quality traits of the seeds produced and improve nutritional value and other benefits. The Group has sought to develop integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments in order to deliver a superior agronomic experience to customers.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Technologies
Crop	Germplasm	Protection	Yield	Quality	R&D Phase	Entity
Soybean	MG III-VIII(1)	GT(2)	HB4	—	Advanced Develop.	Bioceres INC
Wheat	Spring/Winter	GluT(2)	HB4	—	Advanced Develop.	Trigall Genetics(3) (Note 11)

Notes:—

(1)              Soybean germplasms are categorized by maturity groups (MG) from III to VIII. Non dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)              GT means glyphosate tolerance. GluT means glufosinate tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. ALS means ALS-inhibitor herbicide tolerance.

(3)              Included in Trigall’s financial statements. Reflected in the Combined financial statements through the equity method investment.

The soybean HB4 technology was approved by the Argentine Ministry of Agriculture, Livestock and Fishing on October 6, 2015, under Resolution N° 397/15.

In the case of HB4 wheat, although favorable opinions have already been obtained from both CONABIA and of SENASA, is awaiting the decision of the National Directorate of Agricultural Markets, that analyzes the commercial impact of being the first country in the world to release a wheat of these characteristics.

The U.S. FDA completed its full review of the safety evaluation for HB4 soybeans, clearing it for use in human food and animal food (pending USDA approval) on August 10, 2017.

Interaction with the regulatory authorities of China continues because the commercialization of the product in Argentina is subject to approval in that country. Specifically, in May of this year, all additional consultations made by the Ministry of Agriculture of the Republic of China (MOA) were answered. Interaction with the regulatory authorities of the United States was also important with the objective of obtaining approval for its cultivation.

Crop Nutrition

The Group’s crop nutrition activities include the development of and investment in microbiological products that have been incorporated as part of the integration of Rizobacter into the Group, including the following microbiological assets incorporated as intangible assets measured at fair value:

•                       TOP Technologies: The TOP Osmo Protection Technology promotes high metabolic and physiological performance of bacteria and ensures bacterial survival and concentration in seeds and packages, reducing the impact of fungicides and insecticides on bacteria and substantially improving inoculants performance and their incidence in crop yields.

•                       Signum Technologies: Signum bio-inductor generates molecular signals which early activate bacterial and plant metabolic processes, thus maximizing the development of leguminous plants. Furthermore, it stimulates the interrelation with different soil beneficial microorganisms that provide additional advantages to inoculation, activates mechanisms of resistance to abiotic stress factors (low temperatures, droughts and soil acidity), and induces defensive responses in the interaction with harmful microorganisms.

•                       LLI Technologies: This technology marks a turning point in inoculation. The time of disposal to maintain living bacteria on seeds, a prerequisite for an effective nodulation. Ready-to-use (RTU) seed allows to reduce costs, simplify the sowing operation, minimize the risks normally associated with on farm treatments, and achieve the precise positioning of bacteria through the inoculant. This treatment provides for a higher number of healthier plants with outstanding root development to reach the soybean crop’s full yield potential.

Other Intangible Assets

Other intangible assets identified in the business combination with Rizobacter:

•                       Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

•                       Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•                       Customer loyalty: Rizobacter’s sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

1. Net carrying amount of each class of intangible assets is as follows:

Class	Net Carrying Amount 06/30/2018	Net Carrying Amount 06/30/2017	Net Carrying Amount 12/31/2016
Seed and integrated products
Soybean HB4	4,927,853	3,111,253	1,421,707
Crop nutrition
Microbiology products	2,122,484	3,491,269	3,625,827
Other intangible assets
Trademarks and patents	5,574,682	10,402,764	11,265,234
Software	949,310	1,392,769	799,904
Customer loyalty	13,083,016	23,660,836	25,255,654
Total	26,657,345	42,058,891	42,368,326

2. Gross carrying amount as of June 30, 2018 is as follows:

	Gross Carrying Amount
Class	as of the Beginning of Year	Additions	Disposals	Foreign Currency Translation	As of the End of Year
Seed and integrated products
Soybean HB4	3,111,253	1,816,600	—	—	4,927,853
Crop nutrition
Microbiology products	3,782,238	484,825	—	(1,761,199)	2,505,864
Other intangible assets
Trademarks and patents	10,906,317	—	—	(4,627,611)	6,278,706
Software	1,787,925	614,529	—	(957,851)	1,444,603
Customer loyalty	24,315,484	—	—	(10,317,195)	13,998,289
Total	43,903,217	2,915,954	—	(17,663,856)	29,155,315

3. Accumulated amortization as of June 30, 2018 is as follows:

	Amortization
Class	Accumulated as of Beginning of Year	Disposals	Of the Year	Foreign Currency Translation	Accumulated as of the End of Year
Crop nutrition
Microbiology products	290,969	—	321,887	(229,476)	383,380
Other intangible assets
Trademarks and patents	503,553	—	617,478	(417,007)	704,024
Software	395,156	—	399,311	(299,174)	495,293
Customer loyalty	654,648	—	802,800	(542,175)	915,273
Total	1,844,326	—	2,141,476	(1,487,832)	2,497,970

4. Gross carrying amount as of June 30, 2017 is as follows:

	Gross Carrying Amount
Class	As of the Beginning of Period	Additions	Disposals	Foreign Currency Translation	As of the End of Period
Seed and integrated products
Soybean HB4	1,421,707	1,689,546	—	—	3,111,253
Crop nutrition
Microbiology products	3,755,094	194,743	—	(167,599)	3,782,238
Other intangible assets
Trademarks and patents	11,415,829	—	—	(509,512)	10,906,317
Software	845,954	979,728	—	(37,757)	1,787,925
Customer loyalty	25,451,434	—	—	(1,135,950)	24,315,484
Total	42,890,018	2,864,017	—	(1,850,818)	43,903,217

5. Accumulated amortization as of June 30, 2017 is as follows:

	Amortization
Class	Accumulated as of Beginning of Period	Disposals	Of the Period	Foreign Currency Translation	Accumulated as of the End of Period
Crop nutrition
Microbiology products	129,267	—	176,523	(14,821)	290,969
Other intangible assets
Trademarks and patents	150,595	—	379,115	(26,157)	503,553
Software	46,050	—	370,018	(20,912)	395,156
Customer loyalty	195,780	—	492,873	(34,005)	654,648
Total	521,692	—	1,418,529	(95,895)	1,844,326

6. Gross carrying amount as of December 31, 2016 is as follows:

	Gross carrying amount
Class	As of the Beginning of Year	Additions	Additions for PPA	Disposals	Foreign Currency Translation	As of the End of Year
Seed and integrated products
Soybean HB4	1,421,707	—	—	—	—	1,421,707
Crop nutrition
Microbiology products	—	175,527	3,733,981	—	(154,414)	3,755,094
Other intangible assets
Trademarks and patents	—	—	11,896,495	—	(480,666)	11,415,829
Software	9,368	420,254	442,607	—	(26,275)	845,954
Customer loyalty	—	—	26,523,073	—	(1,071,639)	25,451,434
Total	1,431,075	595,781	42,596,156	—	(1,732,994)	42,890,018

7. Accumulated amortization as December 31, 2016 is as follows:

	Amortization
Class	Accumulated as of Beginning of Year	Disposals	Of the Year	Foreign Currency Translation	Accumulated as of the End of Year
Crop nutrition
Microbiology products	—	—	21,316	107,951	129,267
Other intangible assets
Trademarks and patents	—	—	153,698	(3,103)	150,595
Software	6,105	—	49,348	(9,403)	46,050
Customer loyalty	—	—	199,817	(4,037)	195,780
Total	6,105	—	424,179	91,408	521,692

The depreciation charge is included in Notes 7.3 and 7.4.

There are no intangible assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group’s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Combined financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

6.8            Goodwill

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

After the business combinations that occurred in 2016, goodwill has been generated for Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets, except for Synertech and Semya operations. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third party products.

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

The variations in goodwill occurred during the years/period combined correspond to translation differences. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of June 30, 2018, June 30, 2017 and December 31, 2016 is as follows:

	06/30/2018	06/30/2017	12/31/2016
Rizobacter	14,438,027	25,079,324	26,250,959
Total	14,438,027	25,079,324	26,250,959

The Rizobacter brand intangible with an indefinite useful life has been allocated to the Rizobacter CGU.

Management has made the estimates considering the cash flow projections projected by the management of Rizobacter and third-party valuation reports on the assets, intangible assets and liabilities assumed.

The key assumptions utilized are the following:

Key Assumption	Management’s Approach
Discount rate	The discount rate used ranges was 15%.
The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGU was taken.
For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).
The value assigned is consistent with external sources of information.
Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGU has been estimated by Rizobacter’s management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Key Assumption	Management’s Approach
Budgeted product prices	The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGU.
The value assigned is consistent with external sources of information.
Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%.
The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

6.9            Trade and other payables

	06/30/2018	06/30/2017	12/31/2016
Trade creditors	22,222,872	19,779,461	32,388,807
Shareholders and other related parties (Note 15)	365,994	633,700	1,694,909
Trade creditors — Parent company (Note 15)	—	218,744	154,966
Trade creditors — Joint ventures (Note 15)	3,493,113	1,649,367
Taxes	35,391	372,990	1,640,107
Miscellaneous	1,591,460	140,454	127,728
	27,708,830	22,794,716	36,006,517

6.10     Borrowings

	06/30/2018	06/30/2017	12/31/2016
Current
Bank overdraft	532,912	46,511	1,353,631
Bank borrowings	44,061,555	18,594,823	30,198,035
Corporate bonds	3,262,924	4,644,621	4,627,296
BAF Loans	5,112,222	—	—
Discount checks	10,243,204	9,638,789	9,888,196
Other loans — Parent Company (Note 15)	1,816,084	646,538	6,610,739
Finance lease	280,027	466,689	457,613
	65,308,928	34,037,971	53,135,510
Non-current
Bank borrowings	25,253,940	36,383,297	4,453,711
Corporate bonds	—	3,889,874	6,273,911
Finance lease	454,265	678,993	824,354
	25,708,205	40,952,164	11,551,976

Further information about finance leases is in Note 14.1.

The carrying value of some borrowings as of June 30, 2018 measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2018
	Amortized Cost	Fair Value
Current
Bank borrowings	44,061,555	42,633,227
Corporate bonds	3,262,924	3,126,570
Discount checks	10,243,204	9,209,508
Non-current
Bank borrowings	25,253,940	20,610,018

Corporate Bonds (CB) — Rizobacter Debt

(a)              Issuance of corporate bonds (Principal Market)

With the goal of consolidating its financial situation and obtaining funds for investments and working capital, on March 31, 2015 the Shareholders’ Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through public offering, for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of USD 40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years.

Series I: On August 13, 2015, CNV approved the Program and the issue of Series I of the Negotiable Obligations for USD 10,000,000 (increasable to a maximum of USD 17,000,000 or the equivalent in Argentine pesos), through Resolution N° 17737, according to the main terms and conditions summarized in the Prospectus Supplement dated August 13, 2015, which Prospectus Supplement was published in the Daily Gazette of the Buenos Aires Stock Exchange and the Rosario Stock Exchange on the same date.

Series I (USD)

Amount of the Issue: USD 7,786,327

Date of Issue and Subscription: August 31, 2015

Applicable rate: 6% annual nominal rate

Maturity: August 31, 2018

Initial Exchange rate: ARS 9.28/USD

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equal to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 6%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect of the days that elapse from the date of payment to the actual payment date.

As of June 30, 2018, the principal due under Series I (Class USD) reached USD 2,355,898.

Series I (Class I — Pesos)

Amount of the Issue: ARS 84,115,789 (equivalent to USD 5,592,805)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 26.50% annual nominal rate

Maturity: August 31, 2018

Amortization: The principal will be amortized in 5 half-yearly instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for NOs Series I Class I Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points. The Fixed Rate for NOs Series I Class I Pesos cannot exceed 35%. The Variable Rate for CB Series I Class I Pesos cannot be lower than an annual nominal 16% rate or exceed a 32% annual nominal rate. On June 15, 2015 the National Insurance Superintendency (“SSN”) issued Communication No. 4568 establishing that CB Series I Class I Pesos constitute productive investments under the framework of paragraph k) of item 35.8.1 of the General Regulation Governing Insurance Activities (Resolution SSN No. 21.523/1992).

Series I (Class II — Pesos)

Amount of the Issue: ARS 1,377,882 (equivalent to USD 91,614)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 27% annual nominal rate

Maturity: August 31, 2018

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for CB Series I Class II Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points.

In compliance with the law governing Negotiable Obligations, the net funds obtained from the issue of each Series and/or Class of Negotiable Obligations will be used by the Company for one or more of the following purposes: (i) as working capital (provided that the funds obtained for any such purposes must be subscribed in the country); (ii) to refinance liabilities; (iii) to fund investments in tangible assets located in the country; and/or (iv) for the subscription of capital contributions in controlled or related companies of the Company (the proceeds from the subscription will be applied exclusively to the destinations specified in article 36 of the Law governing Negotiable Obligations).

On August 31, 2018 the fifth payment of services on the principal, and the twelfth interest payment were made corresponding to the Negotiable Obligations from Series I Class I Pesos, Series I Class II Pesos, and Series I Class USD.

After these payments there are no more outstanding Corporate bonds.

(b)              Syndicated loan

With the objective of financing working capital and improving its capital structure, Rizobacter consummated a USD 45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders. This loan was funded in two disbursements, the first of which was made on March 15, 2017 for the amount of USD 22,000,000, and the second of which was made on April 25, 2017 for the amount of USD 23,000,000.

Amount: USD 45,000,000

Amortization: The principal will be amortized in 13 quarterly instalments as from the twelfth month following the date of Issue.

Applicable rate: 6.50%

Collaterals: Cash and short-term bank deposits collaterals and Bioceres guarantees.

Covenants: Under the terms of the syndicated loan, Rizobacter is required to comply with the following financial covenants:

1.   Restrictions on assets dispositions

2.   Restrictions on the payment of dividends

3.   Restriction on loans to related parties, including Joint Ventures (USD 5 million per entity)

4.   Maintenance the following ratios:

a)                  Net Debt to EBITDA ratio must be less than 3x,

b)                  EBITDA to interest ratio must be more than (i) 1.2x for 2017, (ii) 1.5x for 2018 and (iii) 2x for the years 2019 and 2020, and

c)                   Liabilities to assets ratio less than (i) 0.85x for 2017, (ii) 0.825 for 2018 and (iii) 0.8 for 2019 and 2020.

As of June 30, 2018, Rizobacter did not comply with ratios (a) and (c) of point 4 mentioned above. However, Rizobacter got waivers from the majority of the banks (major than 50%). The terms of the debts established that if Rizobacter gets consents for more than 50% of the lenders, the debt is not considered in default.

Covenant compliance is required to be measured annually.

On September 15, 2018, the company paid the third instalments of the loan.

6.11     Employee benefits and social security

	06/30/2018	06/30/2017	12/31/2016
Salaries and social security	3,146,583	1,871,710	2,977,814
Staff incentives and vacations	1,265,130	3,175,335	638,664
	4,411,713	5,047,045	3,616,478

6.12     Deferred revenue and advances from customers

	06/30/2018	06/30/2017	12/31/2016
Advances from customers	1,007,301	1,197,080	878,874
	1,007,301	1,197,080	878,874

6.13     Government grants

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
At of the beginning of the year/period	118,545	155,919	152,792	205,177
Received during the year/period	103,382	64,106	144,902	53,311
Currency conversion difference	(137,114)	(69,539)	—	—
Released to the statement of profit or loss	(51,586)	(31,941)	(141,775)	(105,696)
At the end of year/period	33,227	118,545	155,919	152,792

	06/30/2018	06/30/2017	12/31/2016
Current	17,695	60,829	63,671
Non-current	15,532	57,716	92,248
Total	33,227	118,545	155,919

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates.

There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

6.14     Provisions

	06/30/2018	06/30/2017	12/31/2016
Provisions for contingencies	845,486	1,415,290	1,909,530
	845,486	1,415,290	1,909,530

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 6.17.

In order to assess the need for provisions and disclosures in its Combined financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group’s management as to how it will respond to the eventual claim.

6.15     Puttable instruments

	06/30/2018	06/30/2017	12/31/2016
Non-current
Puttable preferred shares	—	2,500,000	2,500,000
	—	2,500,000	2,500,000

Bioceres Inc. granted EQC a Put Option, giving EQC a right to sell its holdings in the preferred shares of RASA Holding that EQC acquires in the event of a mandatory conversion of its holdings of such preferred shares into ordinary shares of RASA Holding in 5 years’ time, or in the case of a public offering by RASA Holding or Rizobacter. The price of the Put Option is the nominal value of the preferred shares of RASA Holding or USD 10 nominal value.

In accordance with the participation rights of RASA Holding, the holders of Preferred Shares had the right to subscribe for common shares of Bioceres S.A. according to his position at the time of the financing event added to the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there were 1,409,848 Preferred Shares held by third parties, that accumulated an annual dividend of payment in kind of 12% and an additional dividend (which allowed them to acquire the same amount of shares that they would otherwise acquire at a price of subscription of USD 7.91 for each USD 10 value of each Preferred Share). It is so, that, on 9 February 2018, the holders of Preferred Shares had the right to subscribe up to 2,010,170 shares of Bioceres S.A.

Thus, on June 11, 2018, occurred the implementation of a second stretch of the capital increase in Bioceres S.A. approved and ratified by the Shareholder’s Assemblies held on December 17, 2014 and December 15, 2016. The 2,010,170 shares (including 421,180 shares for the conversion of the puttable RASA Holding preferred shares plus their accrued dividends) issued by Bioceres S.A. were delivered to the holders of Preferred Shares Series A RASA Holding.

The remeasurement of the liability for Puttable preferred shares as of June 11, 2018 generated a loss of USD 831,534 (Note 7.6).

6.16     Financed payment — Acquisition of business

	06/30/2018	06/30/2017	12/31/2016
Current
Purchase option	14,605,469	—	—
Financed payment to sellers	5,618,121	6,219,980	3,177,807
	20,223,590	6,219,980	3,177,807
Non-current
Financed payment to sellers	2,651,019	7,656,611	10,018,596
Purchase option	—	13,523,582	13,013,073
	2,651,019	21,180,193	23,031,669

Financing Payment to Sellers

The Group entered into an agreement with the selling shareholders of Rizobacter which entitled such selling shareholders to receive deferred payment in five non-interest bearing installments, consisting of a payment of USD 3.6 million to be made 12 months from the transaction date, and the subsequent payments of USD 2.9 million to be paid within 18, 24, 30 and 36 months for a total of USD 15.3 million.

As of the date of issuance of these combined financial statements, the three installments that were due in October 2017, April 2018 and October 2018, have been fully paid for a value of USD 3.5 million, USD 2.9 million and USD 2.9 million, respectively. The funds for this payment was obtained through bank loans.

Purchase Option

The Group subscribed to an option to purchase a further 9.99% of Rizobacter for a nominal value of USD 14.9 million. Group Bioceres had the right to exercise this option over a term of two years since October 19, 2016. As from the second anniversary, or if Bioceres S.A. and/or its affiliates purchase a portion or all of the equity interests held by certain shareholders, Group Bioceres will have the obligation to purchase the percentage if the Sellers so require it.

In October 2018, an addendum to the purchase option was signed with the sellers extending the term of the exercise of the option by Group Bioceres to March 31, 2019. Additionally, this addendum increases the purchase option to 29.99% of Rizobacter. The Group would have to pay USD 49.98 million, of which USD 34.995 million (nominal value of the purchase option for the additional 20% of Rizobacter equity interest) are subject to the successful completion of the business combination planed with Union.

The consideration payable will consist in: (i) USD 14,985,000 in cash (“Cash consideration”) and (ii) USD 34,995,000 in UAC shares redeemed in connection with the business combination, if any (“In-Kind Consideration”) provided that any deficiencies in the Cash Consideration will be set off with additional Redeemed Shares and any deficiencies in the In-Kind Consideration will be set off with additional cash.

6.17     Changes in allowances and provisions

Item	06/30/2017	Additions	Uses and Reversals	Currency Conversion Difference	06/30/2018
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	(2,873,688)	(1,362,720)	76,329	947,909	(3,212,170)
Allowance for impairment of related parties	(205,960)	—	27,264	155,570	(23,126)
Allowance for obsolescence	(707,105)	(822,135)	160,331	598,167	(770,742)
Total deducted from assets	(3,786,753)	(2,184,855)	263,924	1,701,646	(4,006,038)
INCLUDED IN LIABILITIES
Provisions for contingencies	(1,415,290)	(84,411)	38,308	615,907	(845,486)
Total included in liabilities	(1,415,290)	(84,411)	38,308	615,907	(845,486)
Total	(5,202,043)	(2,269,266)	302,232	2,317,553	(4,851,524)

Item	12/31/2016	Additions	Uses and Reversals	Currency Conversion Difference	06/30/2017
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	(2,949,214)	(154,818)	40,485	189,859	(2,873,688)
Allowance for impairment of related parties	(8,210)	(219,559)	402	21,407	(205,960)
Allowance for obsolescence	(1,157,997)	(289,248)	140,408	599,732	(707,105)
Total deducted from assets	(4,115,421)	(663,625)	181,295	810,998	(3,786,753)
INCLUDED IN LIABILITIES
Provisions for contingencies	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)
Total included in liabilities	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)
Total	(6,024,951)	(674,336)	440,733	1,056,511	(5,202,043)

Item	12/31/2015	Additions	Additions for Business Combination	Uses and Reversals	Currency Conversion Difference	12/31/2016
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	(346,515)	(490,374)	(2,722,575)	373,004	237,246	(2,949,214)
Allowance for impairment of related parties	—	(8,394)	—	—	184	(8,210)
Allowance for obsolescence	(167,989)	(982,351)	(418,498)	—	410,841	(1,157,997)
Total deducted from assets	(514,504)	(1,481,119)	(3,141,073)	373,004	648,271	(4,115,421)
INCLUDED IN LIABILITIES
Provisions for contingencies	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)
Total included in liabilities	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)
Total	(582,212)	(1,774,128)	(4,513,159)	373,004	471,544	(6,024,951)

7.                   INFORMATION ABOUT COMPONENTS OF COMBINED STATEMENTS OF COMPREHENSIVE INCOME

7.1            Revenue

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Sale of goods	132,851,988	46,743,539	40,600,563	4,009,045
Rendering of services	196,441	7,652	77,151	737,232
Royalties	442,689	102,178	349,760	354,118
	133,491,118	46,853,369	41,027,474	5,100,395

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

7.2            Cost of sales

Item	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Inventory as of the beginning of the year/period	31,338,034	32,677,314	2,835,909	744,173
Combined business	—	—	40,846,774	—
Purchases of the year/period	65,825,381	25,332,949	17,307,320	5,674,892
Production costs	14,002,049	5,322,615	3,737,400	254,086
Currency conversion difference	(14,704,912)	(2,381,686)	(1,451,133)	—
Subtotal	96,460,552	60,951,192	63,276,270	6,673,151
Inventory as of the end of the year/period	(19,366,001)	(31,338,034)	(32,677,314)	(2,835,909)
Cost of sales	77,094,551	29,613,158	30,598,956	3,837,242

7.3            R&D classified by nature

Item	Research and Development Expenses 06/30/2018	Research and Development Expenses 06/30/2017	Research and Development Expenses 12/31/2016	Research and Development Expenses 12/31/2015
Amortization intangible assets	943,488	435,577	—	462
Import and export expenses	21,640	14,165	1,398	—
Depreciation property, plant and equipment	223,515	222,446	63,558	57,236
Freight and haulage	30	73,275	136	3,250
Employee benefits and social securities	1,435,028	481,326	360,760	42,454
Maintenance	86,112	42,373	47,055	—
Energy and fuel	78,570	49,785	22,703	—
Supplies and materials	844,372	107,678	107,436	122,783
Mobility and travel	87,628	66,865	29,822	7,359
Telephone and communications	—	100	211	833
Stock options based incentive	30,005	25,710	43,827	3,285
Professional fees and outsourced services	121,914	90,206	5,850	63,016
Office supplies	17,932	57,564	38,159	891
System expenses	8,851	1,697	—	—
Insurance	22,006	18,302	6,646	—
Miscellaneous	29,009	303,199	126,293	1,205
Total	3,950,100	1,990,268	853,854	302,774

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
R&D Capitalized (Note 6.7)	2,301,425	1,884,289	175,527	—
R&D profit and loss	3,950,100	1,990,268	853,854	302,774
Total	6,251,525	3,874,557	1,029,381	302,774
% of total revenue	4.68%	8.26%	2.50%	5.82%

7.4            Expenses classified by nature and function

Item	Production Costs	Selling, General and Administrative Expenses	Total 06/30/2018
Amortization intangible assets	—	1,197,988	1,197,988
Analysis and storage	1,225,756	225,462	1,451,218
Commissions and royalties	552,906	671,180	1,224,086
Bank expenses and commissions	—	51,471	51,471
Import and export expenses	131,558	725,479	857,037
Depreciation property, plant and equipment	1,208,699	798,667	2,007,366
Impairment of receivables	—	1,259,127	1,259,127
Freight and haulage	664,984	2,251,297	2,916,281
Employee benefits and social securities	7,582,440	14,265,650	21,848,090
Maintenance	597,497	408,960	1,006,457
Energy and fuel	419,716	610,376	1,030,092
Supplies and materials	169,674	1,577	171,251
Mobility and travel	48,068	1,373,119	1,421,187
Publicity and advertising	—	2,239,505	2,239,505
Contingencies	—	84,411	84,411
Telephone and communications	—	630	630
Professional fees and outsourced services	195	2,058,787	2,058,982
Professional fees related parties	—	759,149	759,149
Office supplies	17,790	549,359	567,149
Insurance	118,610	611,129	729,739
System expenses	19,057	601,955	621,012
Obsolescence	661,804	—	661,804
Taxes	105,104	4,019,515	4,124,619
Miscellaneous	478,191	498,895	977,086
Total	14,002,049	35,263,688	49,265,737

Item	Production Costs	Selling, General and Administrative Expenses	Total 06/30/2017
Amortization intangible assets	—	982,952	982,952
Analysis and storage	20,745	46,781	67,526
Commissions and royalties	60,052	258,456	318,508
Bank expenses and commissions	—	67,094	67,094
Import and export expenses	76,818	(318,951)	(242,133)
Depreciation property, plant and equipment	384,019	648,192	1,032,211
Impairment of receivables	—	333,490	333,490
Freight and haulage	148,362	903,544	1,051,906
Employee benefits and social securities	3,554,197	6,661,622	10,215,819
Maintenance	426,634	297,924	724,558
Energy and fuel	185,379	258,704	444,083
Supplies and materials	160,069	—	160,069
Mobility and travel	15,980	723,117	739,097
Publicity and advertising	—	1,047,653	1,047,653
Contingencies	—	(248,727)	(248,727)
Telephone and communications	—	1,387	1,387
Professional fees and outsourced services	20,462	888,104	908,566
Professional fees related parties	—	447,723	447,723
Office supplies	2,418	466,154	468,572
Insurance	70,320	289,887	360,207
System expenses	10,072	74,084	84,156
Obsolescence	148,840	—	148,840
Taxes	23,850	1,697,783	1,721,633
Miscellaneous	14,398	162,625	177,023
Total	5,322,615	15,689,598	21,012,213

Item	Production Costs	Selling, General and Administrative Expenses	Total 12/31/2016
Amortization intangible assets	—	424,179	424,179
Analysis and storage	67,052	71,126	138,178
Commissions and royalties	405,923	92,943	498,866
Bank expenses and commissions	—	73,991	73,991
Import and export expenses	21,435	232,402	253,837
Depreciation property, plant and equipment	240,638	280,097	520,735
Impairment of receivables	—	125,764	125,764
Freight and haulage	33,638	751,586	785,224
Employee benefits and social securities	1,781,605	2,888,707	4,670,312
Maintenance	3,358	148,583	151,941
Energy and fuel	87,063	126,305	213,368
Supplies and materials	29,885	—	29,885
Mobility and travel	7,540	272,191	279,731
Publicity and advertising	—	384,168	384,168
Contingencies	—	293,009	293,009
Telephone and communications	—	4,633	4,633
Professional fees and outsourced services	14,576	910,145	924,721
Professional fees related parties	—	183,393	183,393
Office supplies	5,813	160,938	166,751
Insurance	—	86,497	86,497
Obsolescence	982,351	—	982,351
Taxes	11,967	1,072,358	1,084,325
Miscellaneous	44,556	244,106	288,662
Total	3,737,400	8,827,121	12,564,521

Item	Production Costs	Selling, General and Administrative Expenses	Total 12/31/2015
Amortization intangible assets	—	1,869	1,869
Analysis and storage	—	131,382	131,382
Commissions and royalties	—	24,733	24,733
Bank expenses and commissions	—	67,470	67,470
Depreciation property, plant and equipment	—	14,041	14,041
Impairment of receivables	—	177,705	177,705
Freight and haulage	29,587	61,584	91,171
Employee benefits and social securities	—	223,222	223,222
Maintenance	—	553	553
Supplies and materials	44,825	1,917	46,742
Mobility and travel	—	92,333	92,333
Publicity and advertising	—	91,492	91,492
Contingencies	—	3,108	3,108
Telephone and communications	—	3,422	3,422
Professional fees and outsourced services	11,685	127,518	139,203
Professional fees related parties	—	202,140	202,140
Office supplies	—	5,714	5,714
Insurance	—	4,344	4,344
Obsolescence	167,989	—	167,989
Taxes	—	166,490	166,490
Total	254,086	1,401,037	1,655,123

7.5            Finance income

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Exchange differences	25,710,957	1,186,264	—	1,510,601
Interest generated by assets	909,912	303,513	65,896	58,991
Interest generated by assets related parties	294,577	179,887	73,178	—
Changes in fair value of financial assets or liabilities	67,349	92,820	17,394	—
	26,982,795	1,762,484	156,468	1,569,592

7.6            Finance costs

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Exchange differences	(49,540,369)	(2,463,076)	(1,254,084)	—
Interest generated by liabilities related parties	(118,266)	(520,959)	(1,118,679)	(517,374)
Interest	(15,815,267)	(7,422,210)	(5,011,139)	(231,211)
Financial commissions	(1,628,075)	(1,032,366)	(885,351)	—
Changes in fair value of financial assets or liabilities	(831,534)	(517,136)	(136,792)	(131,184)
	(67,933,511)	(11,955,747)	(8,406,045)	(879,769)

8.                   INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27430 — Income Tax. This law has introduced several changes regarding income tax; its key components are as follows:

Income tax rate: The income tax rates for Argentine companies will be gradually reduced from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments with the following considerations: (i) dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) dividends arising from gains obtained for years beginning on or after January 1, 2020, will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds taxable distributable taxable profits (transition period of the equalization tax).

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of certain assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the nature of the asset, being 8% for buildings that does not have the character of inventories for sale, 15% for the buildings that have the character of inventories for sale, and 10% for the rest of the assets. Once the option for a certain property, plant or equipment is exercised, all other property, plant and equipment in the same category must be revalued. This tax is not deductible from income tax, and tax result that originated through the revaluation is not subject to it.

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute of Statistics and Census (INDEC), situation that will increase the deductible amortization and its computable cost in case of sale.

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2018	06/30/2017	12/31/2016
Current assets
Income tax	2,082,269	1,701,382	—
	2,082,269	1,701,382	—
Non-current assets
Income tax	—	95,565	646,084
Minimum presumed income tax	126,653	220,000	233,296
	126,653	315,565	879,380
Liabilities
Income tax	2,569	29,788	2,932,777
	2,569	29,788	2,932,777

The breakdown of items making up deferred tax assets and liabilities as of June 30, 2018, 2017 and December 31, 2016:

Deferred Tax Assets	06/30/2018	06/30/2017	12/31/2016
Tax Loss Carry Forward	3,638,269	1,059,746	753,359
Changes in fair value of financial assets or liabilities	35,944	96,394	87,467
Trade receivables	462,756	829,095	804,481
Allowances	370,930	805,375	935,415
Inventories	710,391	367,682	519,310
Intangible assets	15,098	38,241	48,426
Contingencies	—	13,612	—
Government grants	9,360	41,616	54,572
Others	359,073	120,340	1,446,474
Total deferred tax assets	5,601,821	3,372,101	4,649,504

Deferred Tax Liabilities	06/30/2018	06/30/2017	12/31/2016
Intangible assets	(5,071,808)	(12,633,408)	(13,609,901)
Property, plant and equipment depreciation	(8,497,756)	(12,923,320)	(12,738,676)
Borrowings	(19,372)	(39,257)	(27,482)
Contingencies	(2,709)	—	—
Others	(297)	(15,942)	(9,727)
Total deferred tax liabilities	(13,591,942)	(25,611,927)	(26,385,786)
Net deferred tax	(7,990,121)	(22,239,826)	(21,736,282)

The roll forward of deferred tax assets and liabilities as of June 30, 2018, 2017 and December 31, 2016 are as follows:

Deferred Tax Assets	Balance 06/30/2017	Income Tax Provision	Rate Change Adjustment	Transfer from Deferred Tax Liabilities	Change to OCI	Conversion Difference	Balance 06/30/2018
Tax Loss Carry Forward	1,059,746	208,646	(845,461)	—	—	3,215,338	3,638,269
Changes in fair value of financial assets or liabilities	96,394	(14,763)	(13,109)	—	—	(32,578)	35,944
Trade receivables	829,095	(7,248)	(76,775)	—	—	(282,316)	462,756
Allowances	805,375	(44,968)	(116,437)	—	—	(273,040)	370,930
Inventories	367,682	(825,430)	(284,156)	—	—	1,452,295	710,391
Intangible assets	38,241	(4,965)	(6,605)	—	—	(11,573)	15,098
Contingencies	13,612	—	—	(13,612)	—	—	—
Government grants	41,616	(16,598)	(5,049)	—	—	(10,609)	9,360
Others	120,340	(39,034)	(57,768)	(23,952)	—	359,487	359,073
Total deferred tax assets	3,372,101	(744,360)	(1,405,360)	(37,564)	—	4,417,004	5,601,821

	Transfer from
Deferred Tax Liabilities	Balance 06/30/2017	Income Tax Provision	Rate Change Adjustment	Deferred Tax Assets	Charge to OCI	Conversion Difference	Balance 06/30/2018
Intangible assets	(12,633,408)	(490,290)	(557,149)	—	—	8,609,039	(5,071,808)
Property, plant and equipment depreciation	(12,923,320)	(59,002)	(104,104)	—	(4,507,311)	9,095,981	(8,497,756)
Borrowings	(39,257)	—	3,229	—	—	16,656	(19,372)
Contingencies	—	(15,442)	—	13,612	—	(879)	(2,709)
Others	(15,942)	(3,411)	(4,916)	23,952	—	20	(297)
Total deferred tax liabilities	(25,611,927)	(568,145)	(662,940)	37,564	(4,507,311)	17,720,817	(13,591,942)
Net deferred tax	(22,239,826)	(1,312,505)	(2,068,300)	—	(4,507,311)	22,137,821	(7,990,121)

	Transfer from
Deferred Tax Assets	Balance 12/31/2016	Income Tax Provision	Rate Change Adjustment	Deferred Tax Liabilities	Charge to OCI	Conversion Difference	Balance 06/30/2017
Tax Loss Carry Forward	753,359	360,007	—	—	—	(53,620)	1,059,746
Changes in fair value of financial assets or liabilities	87,467	13,216	—	—	—	(4,289)	96,394
Trade receivables	804,481	60,520	—	—	—	(35,906)	829,095
Allowances	935,415	(83,964)	—	—	—	(46,076)	805,375
Inventories	519,310	(128,450)	—	—	—	(23,178)	367,682
Intangible assets	48,426	(8,577)	—	—	—	(1,608)	38,241
Contingencies	—	14,301	—	—	—	(689)	13,612
Government grants	54,572	(11,218)	—	—	—	(1,738)	41,616
Others	1,446,474	10,567	—	—	—	(1,336,701)	120,340
Total deferred tax assets	4,649,504	226,402	—	—	—	(1,503,805)	3,372,101

	Transfer from
Deferred Tax Liabilities	Balance 12/31/2016	Income Tax Provision	Rate Change Adjustment	Deferred Tax Assets	Charge to OCI	Conversion Difference	Balance 06/30/2017
Intangible assets	(13,609,901)	369,055	—	—	—	607,438	(12,633,408)
Property, plant and equipment depreciation	(12,738,676)	183,397	—	—	(936,029)	567,988	(12,923,320)
Borrowings	(27,482)	(13,002)	—	—	—	1,227	(39,257)
Contingencies	—	—	—	—	—	—	—
Others	(9,727)	(6,648)	—	—	—	433	(15,942)
Total deferred tax liabilities	(26,385,786)	532,802	—	—	(936,029)	1,177,086	(25,611,927)
Net deferred tax	(21,736,282)	759,204	—	—	(936,029)	(326,719)	(22,239,826)

Deferred Tax Assets	Balance 12/31/2015	Income Tax Provision	Rate Change Adjustment	Business Combination	Charge to OCI	Conversion Difference	Balance 12/31/2016
Tax Loss Carry Forward	258,194	520,957	—	—	—	(25,792)	753,359
Changes in fair value of financial assets or liabilities	61,913	28,642	—	—	—	(3,088)	87,467
Trade receivables	—	—	—	804,481	—	—	804,481
Allowances	119,651	(9,559)	—	656,327	—	168,996	935,415
Inventories	(246,720)	935,283	—	(234,278)	—	65,025	519,310
Intangible assets	78,956	(41,366)	—	12,510	—	(1,674)	48,426
Contingencies	—	—	—	—	—	—	—
Government grants	53,477	29,362	—	—	—	(28,267)	54,572
Others	—	32,468	—	1,394,601	—	19,405	1,446,474
Total deferred tax assets	325,471	1,495,787	—	2,633,641	—	194,605	4,649,504

Deferred Tax Liabilities	Balance 12/31/2015	Income Tax Provision	Rate Change Adjustment	Business Combination	Charge to OCI	Conversion Difference	Balance 12/31/2016
Intangible assets	—	—	—	(13,609,901)	—	—	(13,609,901)
Property, plant and equipment depreciation	(53,679)	(18,703)	—	(12,699,878)	—	33,584	(12,738,676)
Borrowings	—	—	—	(27,482)	—	—	(27,482)
Contingencies	—	—	—	—	—	—	—
Others	—	13,696	—	(17,833)	—	(5,590)	(9,727)
Total deferred tax liabilities	(53,679)	(5,007)	—	(26,355,094)	—	27,994	(26,385,786)
Net deferred tax	271,792	1,490,780	—	(23,721,453)	—	222,599	(21,736,282)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Loss before income tax rate 35%	(21,621,007)	(11,195,800)	(8,042,536)	(503,285)
Loss before income tax rate 30%	(3,618,756)	—	—	—
Income tax charge by applying tax rate to loss before tax:	8,652,979	3,918,530	2,814,888	176,150
Share of profit or loss of subsidies, joint ventures and associates	(486,864)	(779,824)	(977,061)	(687,913)
Stock options charge	(8,898)	(8,978)	(15,339)	—
Adjustment of the previous year’s income tax provision	(19,707)	31,292	18,010	(20,951)
Effect of the change in the applicable tax rate in the Deferred tax	3,768,518	—	—	—
Allowance for unused tax losses	(59,879)	—	(46,553)	(146,177)
Non-deductible expenses and untaxed gains	(712,735)	(343,769)	66,702	(11,835)
Representation expenses	(204,897)	—	—	—
Income tax	10,928,517	2,817,251	1,860,647	(690,726)

Results since July 1, 2017 to December 31, 2017 had a tax applicable rate of 35%, and the results since January 1, 2018 to June 30, 2018 had a tax applicable rate to 30%. Therefore, for the permanent differences disclosed in this Note for the first semester, the rate applicable was 35%, and in the second semester the rate applicable was 30%.

The charge for income tax charged directly to profit or loss includes the following:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Current tax expense	6,236,393	325,149	(2,690,622)	(146,177)
Deferred tax	923,606	2,492,102	4,551,269	(544,549)
Effect of the change in the applicable tax rate in the Deferred tax	3,768,518	—	—	—
Total	10,928,517	2,817,251	1,860,647	(690,726)

The amount and expiry date of carry forward tax losses as of June 30, 2018 is as follows:

Fiscal Year	Tax Loss-Carry Forward	Tax Loss-Carry Forward	Prescription
2015	136,508	34,127	2020
2016	776,173	194,043	2021
2017	1,643,802	410,951	2022
2018	259,184	64,796	2022
2018	8,383,863	2,934,352	2038
Total	11,199,530	3,638,269

The amount of tax losses for the fiscal year ended on June 30, 2018 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2018 is as follows:

Fiscal Year	Amount	Prescription
2009	1,662	2019
2010	3,465	2020
2011	6,022	2021
2012	9,248	2022
2013	11,092	2023
2014	19,315	2024
2015	32,446	2025
2016	43,403	2026
Total	126,653

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Combined financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

9.                   INFORMATION ABOUT COMBINED COMPONENTS OF EQUITY

9.1            Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as Parent company investment as follows:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Capital contributions	1,572,235	2,585,580	48,083,838	632,596
Intangible contributed	2,105,616	2,049,823	—	—
Preferred shares contributed/(sold to non-controlling interest)	3,331,534	(3,277,615)	—	—
Rizobacter acquisition consideration	(5,000,000)	—	—	—
Contingent payment to Rizobacter sellers	—	—	15,569,028	—
Financed payment to Rizobacter sellers	—	—	(13,182,575)	—
	2,009,385	1,357,788	50,470,291	632,596

9.2            Non-controlling interests

The subsidiaries whose non-controlling interest are significant as of June 30, 2018, June 30, 2017 and December 31, 2016 are:

(a)              Rizobacter Argentina

		% of Equity Interest and Votes of the NCI
Name	Country	06/30/2018	06/30/2017	12/31/2016
Rizobacter Argentina S.A.	Argentina	40%	40%	40%

Below is a detail of the summarized financial information of Rizobacter, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Summary financial statements:

	06/30/2018	06/30/2017	12/31/2016
Current assets	86,461,071	86,202,115	90,827,000
Non-current assets	48,295,110	113,906,651	120,428,870
Total assets	134,756,181	200,108,766	211,255,870
Current liabilities	88,270,487	60,192,036	86,958,449
Non-current liabilities	29,598,319	65,604,538	38,308,346
Total liabilities	117,868,806	125,796,574	125,266,795
Equity attributable to controlling interest	16,824,251	74,266,985	85,913,069
Equity attributable to non-controlling interest	63,124	45,207	76,006
Total equity	16,887,375	74,312,192	85,989,075
Total liabilities and equity	134,756,181	200,108,766	211,255,870

Summary statements of comprehensive income or loss

	Year Ended 06/30/2018	Six-Month Period Ended 06/30/2017	Period from 10/19/16 – 12/31/2016
Revenues	129,798,271	44,458,442	36,739,496
Cost of sales	(71,699,144)	(27,494,324)	(26,818,086)
Gross margin	58,099,127	16,964,118	9,921,410
Research and development expenses	(2,902,235)	(1,711,089)	(555,676)
Selling, general and administrative expenses	(31,219,784)	(14,501,080)	(6,936,425)
Share of loss of joint ventures	(1,683,949)	(610,994)	(161,436)
Other income	524,672	53,928	—
Operating profit	22,817,831	194,883	2,267,873
Financial results	(37,989,573)	(8,619,703)	(4,014,402)
Loss before taxes	(15,171,742)	(8,424,820)	(1,746,529)
Income tax benefit (expense)	3,275,077	2,333,310	(1,836,968)
Loss for the year/period	(11,896,665)	(6,091,510)	(3,583,497)
Exchange differences on translation of foreign operations	(8,266,718)	202,981	(898,790)
Revaluation of property, plant and equipment, net of tax	14,079,875	2,032,872	—
Total comprehensive loss	(6,083,508)	(3,855,657)	(4,482,287)

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the year ended June 30, 2018, in the six-month transition period ended June 30, 2017, and in the year ended December 31, 2016 after the acquisition of Rizobacter.

(b)              RASA Holding preferred shares

On October 14, 2016, RASA Holding issued 4,830,000 Class A preferred shares, with a par value of USD 10 per share and a subscription price of USD 8.696 per share, in order to raise USD 42 million to finance the cash payment required for the completion of the acquisition of Rizobacter.

The Class A preferred shares in RASA Holding accrue an annual “pay in kind” (PIK) dividend coupon of 12% that accumulates as principal over a maturity term of five years, and carry (i) a mandatory participation right in the subscription to ordinary shares of Bioceres S.A. as part of a qualified public offering (i.e., an offering that is consummated for at least USD 50 million net of the proceeds received from the holders of the RASA Holding Class A preferred shares), and to participate in an optional manner in the case of a non-qualified public offering and/or a private capital increase occurring between December 17, 2017 and October 14, 2021; and (ii) a mandatory conversion right for holders of the RASA Holding Class A preferred shares to convert such preferred shares into common shares of RASA Holding after five years or in the case of a public offering made by RASA Holding or of Rizobacter.

In addition, this agreement grants liquidity preference rights to the Class A preferred shares, which give the holders a right to a cash option that can be exercised in the following situations: (i) sale or substantial transfer of the assets of RASA Holding or Rizobacter; (ii) mergers or reorganizations in which RASA Holding is involved; (iii) change of control of RASA Holding; or (iv) liquidation or dissolution of RASA Holding.

As of June 30, 2017, there were 1,409,848 preferred shares in the possession of third parties outside the Group.

Since there was no contractual obligation to pay cash in any situation, the preferences of liquidity are under the control of the Group and the agreement provides for the delivery of a fixed number of own equity instruments for a fixed amount of cash, preferred shares in possession of third parties outside of Group Bioceres are classified as non-controlling interests in the Combined financial statements as of June 30, 2017.

After the verification of the financing event that occurred on February 9, 2018 with a capitalization of USD 50.5 million, the holders of RASA Holding’s Preferred Stock, expressed their willingness to exercise the participation rights granted by the Bioceres S.A. on dates October 14, 2016, December 26, 2016 and May 18, 2017.

In this way, the holders of Preferred Shares of RASA Holding subscribed new ordinary shares of Bioceres S.A. in exchange for their RASA Holding preferred shares plus the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there was 1,409,848 Preferred Shares held by third parties, who accumulated an annual dividend payment in kind of 12% and an additional dividend (which allowed them to acquire the same number of shares that they would have otherwise acquired at a subscription price of USD 7.91 for every USD 10 of value of each Preferred Share). This transactions was accounted as an equity contribution for the Combined financial statements.

Thus, on June 11, 2018, the holders of Preferred Shares subscribed 2,010,170 of new actions of Bioceres S.A. according to his holding as of February 9, 2018, the date of the financing event.

As of June 30, 2018, all remaining preferred shares were in property of Group Bioceres and would be contributed to BCS Holding in consideration of the business combination with Union.

10.            CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Investment activities
Investment in joint ventures	679,510	1,150,259	—	—
	679,510	1,150,259	—	—
Financing activities
Parent company investment	2,009,385	1,357,788	50,470,291	632,596
Transfer of preferred stocks	9,759,545	—	—	—
Issuance of shares	—	—	15,850,000	—
	11,768,930	1,357,788	66,320,291	632,596

As of June 30, 2018, and 2017 the investment in joint ventures is due to Synertech and corresponds to capitalization of debt.

Disclosure of changes in liabilities arising from financing activities:

	Financing Activities
	Borrowings	Financed Payment – Acquisition of Business	Total
As of 30 June, 2017	74,990,135	27,400,173	102,390,308
Cash income	55,899,157	—	55,899,157
Payments	(35,029,932)	(6,085,936)	(41,115,868)
Interest payment	(15,064,872)	—	(15,064,872)
Financial results	10,222,645	1,560,372	11,783,017
As of 30 June, 2018	91,017,133	22,874,609	113,891,742

11.            JOINT VENTURES

Investments in joint ventures and related companies:

	06/30/2018	06/30/2017	12/31/2016
Assets
Semya S.A.	2,972,239	5,263,819	5,199,568
Synertech	16,099,816	26,844,410	27,676,095
	19,072,055	32,108,229	32,875,663
Liabilities
Trigall Genetics	2,012,298	1,527,286	1,569,160
	2,012,298	1,527,286	1,569,160

Changes in joint ventures investments:

	06/30/2018	06/30/2017	12/31/2016
As of the beginning of the year/period	30,580,943	31,306,503	(1,188,483)
Monetary contributions	—	—	—
Non-monetary contributions	679,510	1,150,259	—
Parent company investment	121,479	82,872	162,012
Revaluation of property, plant and equipment	1,679,818	189,025	—
Business combinations — Synertech	—	—	29,000,000
Business combinations — Semya	—	—	4,317,619
Foreign currency translation	(13,865,192)	(1,498,641)	(277,603)
Share of profit or loss	(2,136,801)	(649,075)	(707,042)
As of the end of the year/period	17,059,757	30,580,943	31,306,503

Share of profit or loss of joint ventures:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Trigall (i)	(606,491)	(38,081)	(545,606)	(858,158)
Semya (ii)	(55,872)	(14,140)	(6,120)	—
Synertech (iii)	(1,474,438)	(596,854)	(155,316)	—
	(2,136,801)	(649,075)	(707,042)	(858,158)

(i)                 Trigall Genetics S.A

This joint venture was formed in December 2013 with Florimond Desprez (a company from France with an internationally recognized track record in wheat breeding) through Bioceres Inc. Equity interest is equally shared between both participants.

Trigall is a separately structured vehicle incorporated and operating in Uruguay. The primary activity of Trigall is being engaged in the development and deregulation of conventional and GM wheat varieties in Latin America, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall for use in wheat. The Group granted an exclusive, sub licensable license to Trigall for certain of Group’s technologies, including HB4, for use in wheat.

Both the Group and Florimond Desprez have agreed to make loans to Trigall in accordance with each party’s ownership interest in the joint venture to provide it funds needed for its operation and growth.

The first products in Trigall’s pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall licensees. The first Group’s GM product is HB4, which is now in the advanced development and deregulation phase. Trigall is currently seeking to add other market channel partners in the region.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Combined financial statements using the equity method. The shares of Trigall are not quoted.

Summarized financial information in relation to the joint venture is presented below:

Company	Date	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Equity	Revenue	Profit/Loss
Trigall genetics	06/30/2018	111,014	9,793,200	849,063	8,022,703	1,032,448	104,037	(453,202)
	06/30/2017	71,895	7,580,170	550,255	5,859,121	1,242,689	21,041	(2,347)
	12/31/2016	82,526	6,892,810	773,017	5,277,741	924,579	—	(274,502)

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group, except for the obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital.

(ii)             Semya

This joint venture was launched in 2012 and formed as a separate vehicle in August 2014 with Rizobacter and Bioceres S.A. Equity interest is equally shared between both participants.

The primary activity of Semya is being engaged in the development and deregulation of second generation agricultural biological products, in particular, seed treatments tailored for particular soil environments, which is in line with the Group’s core business.

The joint venture agreement provides for each party to render the services required to advance a mutually agreed work plan and which each party agrees to fund in proportion to its equity interest.

Under the services agreements, both Bioceres S.A. and Rizobacter agree to provide to Semya the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by Semya. Its creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

The summarized financial information relating to the joint venture is disclosed below:

Company	Date	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Equity	Revenue	Profit/Loss
Semya	06/30/2018	197	666,751	723,651	—	(56,702)	—	(391,187)
	06/30/2017	76	992,143	661,425	—	330,794	—	(58,193)
	12/31/2016	2,415	986,796	1,263,286	—	274,074	—	(392,102)

(iii)         Synertech

Synertech has been included in the Group Bioceres after the acquisition of the majority interest in Rizobacter. This joint venture has arisen from the association between Synertech and De Sangosse, which jointly opened a new fertilizer manufacturing plant in Pergamino, Argentina, on June 28, 2017. Both parties’ equity interest is 50%.

Construction and start-up of the new plant required an investment of more than USD 30 million, and was conceived for research, production and commercialization of the Microstar PZ® microgranulated fertilizer, its byproducts and other possible developments in the agricultural fertilization area to supply both the domestic and export markets, such as Brazil, Paraguay, Bolivia, Uruguay, Chile, Central America and North America, among others, accompanying the exponential growth of Rizobacter in the world markets with a strong international insertion.

The contractual agreement sets forth that the Group only has rights over the net assets under the joint arrangement. The rights over the assets and obligations for the liabilities assumed under the joint arrangement primarily remain with Synertech. Under IFRS 11, this joint arrangement is classified as a joint venture and has been equity-accounted in the Combined financial statements. Synertech shares are not listed for trading in a public offering.

The summarized financial information relating to the joint venture is disclosed below:

Company	Date	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Equity	Revenue	Profit/Loss
Synertech	06/30/2018	7,221,995	9,673,421	7,456,076	5,882,133	3,557,207	9,759,001	(2,940,009)
	06/30/2017	5,964,181	16,929,407	6,587,205	8,277,661	8,028,722	1,386,728	(2,402,554)
	12/31/2016	3,462,818	17,725,922	3,770,535	9,399,364	8,018,841	—	(320,609)

There are no significant restrictions on the joint venture’s ability to transfer funds to the Group as cash dividends, or to repay loans or advances made by the Group, except for the obligation to set up a legal reserve for 5% of the profit for the fiscal year until 20% of capital is reached.

(iv)          Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (an USA based company that develops agricultural biotechnologies) through Bioceres Inc. Equity interest is equally shared between both participants.

Verdeca LLC is a separately structured vehicle incorporated and operating in USA. The primary activity of Verdeca is the development and deregulation of soybean traits with second generation technology, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. The Group will grant an exclusive, worldwide, sub licensable license to Verdeca for its technologies, including HB4, for use in soybeans. Both partners also will grant Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by the Group or Arcadia, as applicable, in the future and that are reasonably necessary or useful with respect to soybean traits.

The first product in Verdeca pipeline is the Group’s HB4 trait, a drought and salinity tolerance trait that is in the advanced development phase. Verdeca’s pipeline also includes Arcadia’s nutrient use efficiency and water use efficiency technologies, which are combined in a two-trait stack that will be further stacked with HB4. Verdeca has successfully negotiated favorable market access in South America and is growing its partnerships in USA, India and China.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Verdeca. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Combined financial statements using the equity method. The shares of Verdeca are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

As of June 30, 2018, and until the date of issue of these Combined financial statements, the license had not been formalized, so the partners (Bioceres Inc. and Arcadia) will grant Verdeca an exclusive license for use and commercialization of their HB4 Soybean and other technologies. Therefore, at those dates, Verdeca has not recorded any assets, liabilities or results because it does not have control over those technologies.

12.            SEGMENT INFORMATION

The Group is organized into four main operating segments:

Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Combined financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated on the basis of market prices.

The following tables present information with respect to the Group’s reporting segments:

Year Ended June 30, 2018	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	26,111,991	77,655,672	29,084,325	132,851,988
Rendering of services	196,441	—	—	196,441
Royalties	442,689	—	—	442,689
Government grants
Grants	51,586	—	—	51,586
Total revenue	26,802,707	77,655,672	29,084,325	133,542,704
Cost of sales	(13,413,758)	(49,453,167)	(14,227,626)	(77,094,551)
Gross margin per segment	13,388,949	28,202,505	14,856,699	56,448,153
%	50%	36%	51%	42%

Six-Month Transition Period Ended June 30, 2017	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	8,911,341	31,191,970	6,640,228	46,743,539
Rendering of services	7,652	—	—	7,652
Royalties	102,178	—	—	102,178
Government grants
Grants	31,941	—	—	31,941
Total revenue	9,053,112	31,191,970	6,640,228	46,885,310
Cost of sales	(4,886,619)	(22,641,887)	(2,084,652)	(29,613,158)
Gross margin per segment	4,166,493	8,550,083	4,555,576	17,272,152
%	46%	27%	69%	37%

Year Ended December 31, 2016	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	13,879,750	21,493,419	5,227,394	40,600,563
Rendering of services	77,151	—	—	77,151
Royalties	349,760	—	—	349,760
Government grants
Grants	141,775	—	—	141,775
Total revenue	14,448,436	21,493,419	5,227,394	41,169,249
Cost of sales	(8,953,929)	(16,825,572)	(4,819,455)	(30,598,956)
Gross margin per segment	5,494,507	4,667,847	407,939	10,570,293
%	38%	22%	8%	26%

Year Ended December 31, 2015	Seed and Integrated Products	Crop Protection	Crop Nutrition	Combined
Revenues
Sale of goods	4,009,045	—	—	4,009,045
Rendering of services	737,232	—	—	737,232
Royalties	354,118	—	—	354,118
Government grants
Grants	105,696	—	—	105,696
Total revenue	5,206,091	—	—	5,206,091
Cost of sales	(3,837,242)	—	—	(3,837,242)
Gross margin per segment	1,368,849	—	—	1,368,849
%	26%	—	—	26%

Income by similar group of products or services

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Seed and integrated products	26,802,707	9,053,112	14,448,436	5,206,091
Seeds, royalties & licenses	3,823,165	2,426,868	4,429,753	5,206,091
Packs	22,979,542	6,626,244	10,018,683	—
Crop protection	77,655,672	31,191,970	21,493,419	—
Adjuvants	39,931,915	15,008,963	12,526,504	—
Insecticides & fungicides	14,087,260	9,914,886	2,059,936	—
Other	23,636,497	6,268,121	6,906,979	—
Crop nutrition	29,084,325	6,640,228	5,227,394	—
Inoculants	14,352,761	4,245,712	2,098,826	—
Fertilizers	14,731,564	2,394,516	3,128,568	—
Total revenue	133,542,704	46,885,310	41,169,249	5,206,091

Geographical information

	06/30/2018	06/30/2017	12/31/2016
Non-current assets
Argentina	77,860,852	111,743,378	113,739,634
United States	2,411,673	631,063	495,187
Paraguay	605,491	589,418	538,831
Brazil	340,144	347,649	188,627
Bolivia	39,857	22,876	25,325
South Africa	14,423	22,706	25,442
India	78	—	—
Total	81,272,518	113,357,090	115,013,046

Revenue from external customers

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Argentina	106,077,922	41,292,402	37,815,878	4,357,367
Austria	470,849	8,400	319,237	—
Bolivia	2,090,758	—	300,084	—
Brazil	9,450,496	275,545	862,155	—
China	—	193,911	—	—
Lebanon	376,862	262,428	—	—
United States of America	1,395,438	380,310	16,737	730,513
Italy	10,879	—	80,512	—
Paraguay	5,584,861	1,052,088	590,176	—
United Kingdom	387,859	129,297	220,640	—
South Africa	3,711,852	1,931,908	8,369	—
France	270,878	—	—	—
Canada	3,553	—	—	—
Ukraine	344,401	822,976	145,433	—
Uruguay	3,197,974	447,248	667,237	12,515
Rest of the world	116,536	56,856	1,016	—
Total income (without grants)	133,491,118	46,853,369	41,027,474	5,100,395

13.            FINANCIAL INSTRUMENTS — RISK MANAGEMENT

13.1     Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

•                       Cash and cash equivalents

•                       Financial assets at fair value through profit or loss

•                       Trade receivables

•                       Other receivables

•                       Trade and other payables

•                       Bank overdrafts

•                       Other loans

•                       Financed payment for the acquisition of business

•                       Puttable instruments

The Group is exposed to the following financial risks that arise from its activities and from its use of financial instruments:

•                       Credit risk

•                       Liquidity risk

•                       Currency risk

•                       Interest rate risk

•                       Market risk

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

13.2     Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2018, June 30, 2017 and December 31, 2016.

	Amortized Cost			Mandatorily Measured at Fair Value Through Profit or Loss
Financial Asset	06/30/2018	06/30/2017	12/31/2016	06/30/2018	06/30/2017	12/31/2016
Cash and cash equivalents	2,215,103	1,679,478	982,897	—	—	—
Other financial assets	4,781,679	5,027,516	712,367	12,526	4,275	4,474
Trade receivables	52,888,427	41,675,918	56,050,629	—	—	—
Other receivables(*)	7,732,901	5,413,047	5,085,800	—	—	—
Total	67,618,110	53,795,959	62,831,693	12,526	4,275	4,474

(*)              Advances expenses and tax balances are not included.

	Amortized Cost			Mandatorily Measured at Fair Value Through Profit or Loss
Financial Liability	06/30/2018	06/30/2017	12/31/2016	06/30/2018	06/30/2017	12/31/2016
Trade Payables and other payables	27,708,830	22,794,716	36,006,517	—	—	—
Borrowings	91,017,133	74,990,135	64,687,486	—	—	—
Financed payment — Acquisition of business	22,874,609	27,400,173	26,209,476	—	—	—
Puttable Instruments	—	—	—	—	2,500,000	2,500,000
Total	141,600,572	125,185,024	126,903,479	—	2,500,000	2,500,000

13.3     Financial instruments measured at fair value

Fair Value by Hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at Fair Value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	—	—
Financial liabilities valued at fair value
Puttable Instruments	—	—	—

Measurement at Fair Value at 06/30/2017	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	4,275	—	—
Financial liabilities valued at fair value
Puttable Instruments	—	2,500,000	—

Measurement at Fair Value at 12/31/2016	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	4,474	—	—
Financial liabilities valued at fair value
Puttable Instruments	—	2,500,000	—

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets (Level 1 of the fair value hierarchy).

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity. The rates applicable to similar loans in the market (Level 2 of the fair value hierarchy) were compared.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

13.4     Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and instruments with a put option.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

13.5     General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)              Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables related to Rizobacter, its subsidiaries and Bioceres Semillas, the Group has taken out credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio and currently covers 50% of the portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

(b)              Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

The cash flow forecast is determined at both an entity level and Combined level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2018	Up to 3 Months	3 to 12 Months	Between One and Three Years	Between Three and Five Years	Subsequent Years
Trade Payables and other payables	27,352,381	356,449	—	—	—
Borrowings	26,927,533	39,047,778	27,190,055	—	—
Financed payment — Acquisition of business	2,937,500	17,922,500	2,937,500	—	—
Total	57,217,414	57,326,727	30,127,555	—	—

As of June 30, 2018, 2017 and December 31, 2016, the Group had no exposure to derivative liabilities.

(c)               Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partly denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2018, June 30, 2017 and December 31, 2016.

Net Foreign Currency Position	06/30/2018	06/30/2017	12/31/2016
Amount expressed in USD	(28,861,129)	(17,917,954)	(11,643,706)

Considering only this net currency exposure at June 30, 2018, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2018 would have resulted in a net pre-tax loss of approximately USD 5.8 million. We estimate that an appreciation of the Argentine peso against the U.S. dollar of 20% during the same period would have resulted in a net pre-tax gain of approximately USD 5.8 million.

(d)              Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

06/30/2018
Carrying Amount
Fixed-rate instruments
Current financial liabilities	(82,888,890)
Non-current financial liabilities	(27,168,905)
Variable-rate instruments
Current financial liabilities	(2,643,628)
Non-current financial liabilities	(1,190,319)

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

(e)                                  Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

14.            LEASES

14.1     Finance lease — lessee

Detail of Leased Equipment:

Such contracts were classified as finance leases as the rental period amounts to the estimated useful economic life of the assets concerned and the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a low nominal amount. The leases are payable in ARS.

Present value — Minimum payments of financial leases

	06/30/2018	06/30/2017	12/31/2016
Less than 1 year	418,933	701,025	767,105
1 year — 5 years	578,578	961,476	1,224,799
Total	997,511	1,662,501	1,991,904
Financial charges to be accrued	(263,219)	(516,819)	(709,937)
Debt for financial leases	734,292	1,145,682	1,281,967

There are no contingent rents related to finance leases and no subleases. There are no material restrictions imposed by lease arrangements.

14.2     Operating lease — lessee

The Group maintains leased land under operating leases.

The total lease payments recognized as expenses during the year ended June 30, 2018, the six-month transition period ended June 30, 2017 and the years ended December 31, 2016 and 2015 are:

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Minimum lease payments	44,269	31,089	67,673	71,264
Total	44,269	31,089	67,673	71,264

15.            SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2018, the six-month transition period ended June 30, 2017, the years ended December 31, 2016 and 2015 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the Transactions of the Year/Period Ended
Party	Transaction Type	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Joint ventures	R&D sales and services	746,867	—	—	—
Joint ventures	Purchases of goods and services	(9,809,134)	(922,286)	—	—
Joint ventures	Equity contributions	800,989	1,233,131	162,012	632,596
Joint ventures	Business combination	—	—	33,317,619	—
Joint ventures	Loans granted	2,621,647	2,428,076	1,781,389	—
Key management personnel	Salaries, social security benefits and other benefits	(4,703,519)	(2,238,908)	(649,410)	—
Shareholders and other related parties	Dividends	(1,450,613)	(52,249)	—	—
Shareholders and other related parties	Sales of goods and services	1,057,325	781,830	1,761,128	2,235,300
Shareholders and other related parties	Interest gain	294,577	179,887	73,178	—
Shareholders and other related parties	Interest lost	(118,266)	(520,959)	(1,118,679)	(517,374)
Shareholders and other related parties	Purchases of goods and services	(986,217)	(875,257)	(1,414,998)	(3,647,852)
Parent company	Sales of goods and services	13,505	1,427	2,993	714
Parent company	Purchases of goods and services	(311,418)	(62,500)	(135,297)	(133,445)
Total		(11,844,257)	(47,808)	33,779,935	(1,430,061)

		Amounts Receivable from Related Parties
Party	Transaction Type	06/30/2018	06/30/2017	12/31/2016
Parent company	Trade receivables	361,606	—	—
Parent company	Other accounts receivable	103,251	—	—
Shareholders and other related parties	Trade receivables	571,216	1,025,903	1,918,321
Shareholders and other related parties	Allowance for impairment	(23,126)	(205,960)	(8,210)
Shareholders and other related parties	Other accounts receivable	119,677	67,753	928,144
Joint ventures	Trade receivables	209,039	217,963	216,078
Joint ventures	Other accounts receivable	6,299,467	4,298,109	3,099,788
Total		7,641,130	5,403,768	6,154,121

		Amounts Payable to Related Parties
Party	Transaction Type	06/30/2018	06/30/2017	12/31/2016
Parent company	Trade payables	—	(218,744)	(154,966)
Parent company	Loans payables	(1,816,084)	(646,538)	(6,610,739)
Key management personnel	Salaries, social security benefits and other benefits	(1,556,035)	(1,614,494)	(65,774)
Shareholders and other related parties	Trade payables	(365,994)	(633,700)	(1,694,909)
Joint ventures	Trade payables	(3,493,113)	(1,649,367)	—
Total		(7,231,226)	(4,762,843)	(8,526,388)

16.            KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the year ended June 30, 2018, for the six-month transition period ended June 30, 2017, and for the years ended December 31, 2016 and 2015.

	06/30/2018	06/30/2017	12/31/2016	12/31/2015
Salaries, social security and other benefits	4,703,519	2,238,908	649,410	—
Total	4,703,519	2,238,908	649,410	—

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres S.A. based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

17.            SHARE-BASED PAYMENTS

On December 17, 2014, the shareholders of the Bioceres S.A. approved the incentive plan based on stocks and options, by issuing:

•                       up to 1,264,000 ordinary shares under the “Options incentive Plan” and subject to the exercise of the option, of which, to date, a total of 808,960 have been granted individually to certain executives and reserved for future authorization a total of 455,040 options; and

•                       up to 1,264,000 ordinary shares under the “Plan of incentives through shares” of which to date, the granting of up to 902,487 new shares has been approved in favor of certain executives and reserved for future granting a total of 361,513 new shares. Of the total approved, and subject to certain conditions of irrevocability, have been assigned individually 551,148 shares. As of June 30, 2018, 2,148 shares corresponding to this plan have been issued as incentive.

Both incentive plans are administered by the compensation committee of Bioceres S.A. who has the power to grant the incentive plans in accordance with the terms and conditions and approved by the Shareholders’ Meeting and the Board of Directors and perform any action it deems necessary or advisable with respect to these, including, among others, the power to appoint beneficiaries, determine the number of shares and/or options to be granted, determine the price and time to exercise the options and resolve the controversies that involve the incentive plans.

Incentive payments based on options

On December 16, 2015, purchase options were granted with respect to 31,600 ordinary shares for certain executives of the Bioceres Semillas in accordance with the Capital Market Law of Argentina.

The exercise price of the stock options is USD 7.91 and they are consolidated when the beneficiaries have served a period of service since the grant date (December 16, 2015) until the expiration date (April 1, 2017) and under the condition of an initial public offering Successful Company.

The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options can be exercised over a period of 2 years from the date of expiration (that is, until April 1, 2019).

The beneficiaries may request the Company to finance up to 100% of the exercise price of the option, to which end the Company will determine the term of the loan, interest, amortization, the form of payment of interest and amortization, the causes of acceleration of the loan (among which it will include the removal of the beneficiary in the eligible position) and the guarantees (including, without limitation, the issuance of a promissory note, deferred payment checks and/or the constitution of pledge in the first degree of privilege over the shares subject to the option).

The fair value of the stock options at the grant date is estimated using the “Black and Scholes” model considering the terms and conditions under which the options on actions were granted and adjusted to consider the possible dilutive effect of the future fiscal year the stock options granted on the estimated fair value at the grant date, in accordance with the provisions of paragraph B41 of IFRS 2.

The conditions of service and conditions of performance not related to the market are considered to determine the quantity of the instruments which will be Combined.

There are no cancellation alternatives in cash. There were no cancellations or modifications to the contracts during the year ended June 30, 2018, the six-month period ended June 30, 2017 and the year ended December 31, 2016.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2018, the transition period ended June 30, 2017 and the fiscal year ended December 31, 2016.

	06/30/2018		06/30/2017		12/31/2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
At the beginning	31,600	15.85	31,600	15.85	31,600	15.85
Granted during the year/period	—	—	—	—	—	—
Annulled during the year/period	—	—	—	—	—	—
Exercised during the year/period	—	—	—	—	—	—
Expired during the year/period	—	—	—	—	—	—
Effective at year/period	31,600	15.85	31,600	15.85	31,600	15.85

The Incentive Option Plan was calculated considering 50-1 split that was authorized by the shareholders of Bioceres S.A. on December 17, 2014. On April 27, 2017, the shareholders approved a modification to the split such that it is now a 100-1 split of the Bioceres S.A. ordinary shares and an increase of 24,000,000 shares of nominal value ARS 1.

For the stock purchase options in effect as of June 30, 2018, June 30, 2017 and December 31, 2016, the exercise price is USD 15.85 and the weighted average remaining contractual life is approximately 0.75 years, 1.75 years and 2.75 as of June 30, 2018, June 30, 2017 and December 31, 2016 respectively.

The following table shows the fair value of the share options granted during the year ended on June 30, 2018 and the factors used for its calculation:

Factor	Incentive Option Plan
Weighted average fair value at measurement date (per option)	USD 4.09
Value of the share (per share)	USD 15.85 (Split 1:50)
Expected dividend rate	0%
Expected volatility	47.92%
Risk-free interest rate	1,05%
Weighted average expected life of stock options	2 years
Weighted average exercise price (per share)	USD 15.85 (Split 1:50)
Model used	Black and Scholes (adjusted to consider the possible dilutive effect of the future exercise of options)

The expected life of the share options is estimated based on the contractual life of the option adjusted according to the expectations about early exercise of the options. To estimate the effect of early exercise of the options, Management considered the factors mentioned in paragraphs B16 to B21 of IFRS 2 as a whole and put forward the hypothesis that the options would be exercised, on the average, at a time somewhat earlier than the halfway point between the expiration date (April 1, 2017) and the cutoff date for exercising the option (April 1, 2019).

Expected volatility was estimated based on the historical volatility in similar public companies. The measure of volatility used is the annualized standard deviation of rates of return on the shares over a period similar to the expected life of the shares, calculated using continuous capitalization.

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

Incentive payments based on shares

On September 8, 2017, the Board of Directors of the Bioceres S.A. approved the granting of 225.000 shares subject to the incentive plan through actions to Rizobacter teams.

At the measurement date, the fair value has been determined based on a market price in transactions of the Company’s equity with independent third parties.

There are no conditions of returns referring to the market or conditions other than those of irrevocability of the concession that must be incorporated in the fair value determination of the shares. Expected dividends have not been included in the fair value determination.

The Company estimates that 100% of the shares will be delivered, taking into account historical stays in the employment of executives. This estimate is reviewed at each closing of annual or intermediate period.

The approved incentive based on shares is subject to the fulfillment of individual objectives and/or economic, as detailed below:

“Rizobacter Senior Management”: (i) 225,000 shares in a 3 to 4 year plan conditioned to the fulfillment of between 70% and 100% of the goals and a duty of permanence in the Group for 12 months following the fulfillment of the annual goals of the stretch correspondent; and (ii) 225,000 shares in a three-year plan conditioned between 70% and 100% of the goals and with a duty of permanence in the Group for 4 years following the moment of irrevocability.

Out of this total, the compensation committee allocated 360,000 shares individually. Half in three annual installments for the years ended June 30, 2017, 2018 and 2019 and conditioned to the fulfillment of goals. The other half in a three-year stretch, according to the exercises mentioned above and conditioned to the achievement of goals.

This plan of actions allows the incorporation, at the option of the beneficiary and in consent with the Group, of a new annual installment due to force majeure events that hinder compliance of the annual goals. In this case, this new annual tranche will be considered for the calculation base of the three-year plan.

The beneficiaries of this plan have the option of cash settlement.

As of June 30, 2017, the economic objectives of the first annual tranche have been met.

As of June 30, 2018, the economic objectives of the second annual tranche have not been met.

18.            CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

BAF Loans obtained with BAF Latam Trade Finance Fund B.V. detailed in Note 6.10 have a pledge agreement with RASA Holding and the limitation of distributing dividends to the extent that such distribution will affect or could substantially affect the ability to comply with the loan obligations.

Pledged and restricted assets at June 30, 2018 are as follows:

Item	Asset Value	Type of Debt	Amount of Debt	Type of Restriction
IT equipment	91,441	Commercial	145,481	Leasing
Machinery and equipment	48,752	Bank	2,259	Leasing
Machinery and equipment	308,627	Bank	270,875	Leasing
Buildings	113,681	Bank	869,132	Mortgage security	(1)
Vehicles	79,289	Bank	155,539	Leasing
Other financial assets	4,298,101	Bank	38,145,109	Collateral	(2)
Total	4,939,891		39,588,395

Notes:—

(1)              On September 29, 2015, Rizobacter jointly assumed all the obligations regarding the partial financing of the investments of the company Synertech Industrias S.A. Such loan is granted by Banco Provincia de Buenos Aires directly to Synertech Industrias S.A., in which Rizobacter Argentina S.A. holds 50% together with the French group De Sangosse which holds the other 50%, to complete the financing agreed upon to finish the construction works. The total approved amounts to $80,000,000 to be disbursed on different dates. 50% of it has been secured by De Sangosse through the granting of a standby loan from Banco Paribas, and a mortgage on the facilities where the plant of Synertech Industrias S.A. has been built.

(2)              Rizobacter entered into a USD 45 million syndicated loan and signed a guarantee and pledge. On July 3, 2018 Rizobacter granted a pledge of a fixed-term certificate at Banco Galicia for an amount of USD 4,298,101.

19.            EVENTS OCCURRING AFTER THE REPORTING PERIOD

In August 2018, the National Government announced the reduction of the reimbursements for export. Additionally, on September 3, 2018, changes were announced in the export rights for primary production and the application thereof for the rest of the exports. The Group is evaluating the impact of these measures on its operations.

Subsequent to June 30, 2018, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these Combined financial statements that were not mentioned above.